As filed with the Securities and Exchange Commission on June 10, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	6712	04-2976299
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Timothy L. Vaill, Chief Executive Officer

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William P. Mayer, Esq. Kathryn I. Murtagh, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this registration statement and the consummation of the merger described in this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $1.00 per share	5,134,711 5,134,711	(1) (3)	N/A N/A	$0 N/A	(2)	$0 N/A	(4) (5)

(1)	Represents the estimated maximum number of shares of common stock of the registrant, Boston Private Financial Holdings, Inc. (“Boston Private”) to be issued upon consummation of the merger of Gibraltar Financial Corporation (“Gibraltar Financial”) with and into Boston Private and based on the number of shares of Gibraltar Financial common stock outstanding, or reserved for issuance under various plans, immediately prior to the merger and the exchange of each share of Gibraltar Financial common stock for shares of Boston Private common stock pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of April 18, 2005, by and between Boston Private and Gibraltar Financial.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(c) and 457(f)(2) and (3) under the Securities Act of 1933, as amended. The proposed maximum aggregate price has been estimated as $0 because (i) the amount of cash to be paid by the registrant pursuant the merger, $113,362,593.57, exceeds (ii) $55,176,520.68, the product of (A) the book value of a share of Gibraltar Financial common stock ($49.38) as of March 31, 2005 and (B) 1,117,386, the maximum number of share of Gibraltar Financial common stock expected to be exchanged in connection with the merger.
(3)	The maximum number of shares of Boston Private common stock being registered for resale by certain affiliates of Gibraltar Financial named as selling stockholders here all of which are issuable in exchange for their shares of Gibraltar Financial common stock in the merger.
(4)	Calculated by multiplying (A) the proposed maximum offering price ($0) by (B) 0.0001177.
(5)	No filing fee is required with respect to the resale of these shares pursuant to Rule 457(f)(5) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Boston Private may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and Boston Private is not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 10, 2005

GIBRALTAR FINANCIAL CORPORATION

220 Alhambra Circle

Fifth Floor

Coral Gables, Florida 33139

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

The boards of directors of Boston Private Financial Holdings, Inc. (“Boston Private”) and Gibraltar Financial Corporation (“Gibraltar Financial”) have each unanimously adopted and approved a merger agreement under which Gibraltar Financial would merge into Boston Private with Boston Private being the surviving corporation. Following the merger, Gibraltar Bank, FSB (“Gibraltar Bank”), would be a wholly-owned subsidiary of Boston Private. The Gibraltar Financial board unanimously adopted and approved the merger agreement and the merger after determining that the merger is advisable and the terms of the merger agreement are fair to, and in the best interests of, Gibraltar Financial’s shareholders. Gibraltar Financial’s board unanimously recommends that you vote to adopt and approve the merger agreement as described in this document.

You may elect to receive, subject to the consummation of the merger, Boston Private common stock or cash in the merger, subject to potential proration as described on pages 57 and 58. On April 18, 2005, the day before the merger was publicly announced, the five-day average closing per share price of Boston Private common stock was $23.33; if that were the average closing price of Boston Private common stock under the merger agreement, it would result in consideration per Gibraltar Financial share of approximately $190.30 in cash or 8.1569 shares of Boston Private common stock. On             , 2005, the latest practicable date prior to the mailing of this document, the five-day average closing per share price of Boston Private common stock was $            ; if that were the average closing price of Boston Private common stock under the merger agreement, it would result in consideration per Gibraltar Financial share of approximately $             in cash or              shares of Boston Private common stock. As explained in more detail in this document, the dollar value of the consideration that you will receive upon completion of the merger will be approximately the same as of the completion of the merger regardless of whether you make a cash election or a stock election. Since elections are subject to potential proration as described on pages 57 and 58, there can be no assurance that you will receive the type of consideration you elect as to all your shares of Gibraltar Financial common stock. You generally will not recognize federal income tax gain or loss on the Boston Private common stock you receive, although you will be subject to tax on the cash you receive. Boston Private common stock is traded on the NASDAQ National Market under the trading symbol “BPFH.” You may obtain current market prices for Boston Private’s common stock through newspapers, from reputable internet sources or from your broker. After completion of the merger, Boston Private stockholders and Gibraltar Financial shareholders are expected to own approximately 87% and 13%, respectively, of the combined company.

The price of Boston Private common stock will fluctuate prior to completion of the merger, which will also cause the expected value of the merger consideration as of the completion date to fluctuate. You should obtain updated price quotations for shares of Boston Private common stock.

Boston Private and Gibraltar Financial cannot complete the merger unless holders of at least 66 2/3% of Gibraltar Financial’s outstanding common stock vote to approve the merger agreement. Gibraltar Financial will hold a special meeting of its shareholders to consider and vote to adopt and approve the merger agreement. The directors of Gibraltar Financial have agreed with Boston Private to vote certain shares of Gibraltar Financial common stock they own constituting in the aggregate approximately 39.0% of the outstanding Gibraltar Financial common stock in favor of the merger agreement. Although they are not obligated to do so, Gibraltar Financial currently expects these directors to vote all of their Gibraltar Financial shares (approximately 64.5% of the outstanding shares of Gibraltar Financial) in favor of the merger. Whether or not you plan to attend the special meeting, please take the time to vote on the proposals submitted at the meeting by completing and promptly mailing the enclosed proxy card to Gibraltar Financial. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the merger agreement. Your vote is important regardless of the number of Gibraltar Financial shares you own. If you fail to vote your shares, either in person or by proxy, this will have the effect of a vote against the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The date, time and place of the shareholders meeting are as follows:

, 2005 at          local time

This document provides you with detailed information concerning Boston Private, Gibraltar Financial and the merger agreement and the transactions contemplated by the merger agreement. Boston Private and Gibraltar Financial encourage you to read this entire document carefully. You should carefully consider the discussion in the section of this document titled “ Risk Factors” beginning on page 17. You may also obtain more information about Boston Private from documents it has filed with the Securities and Exchange Commission.

Gibraltar Financial’s board of directors has unanimously determined that the merger is advisable and the terms of the merger agreement are fair to, and in the best interests of, its shareholders, has unanimously adopted the merger agreement, and unanimously recommends that you vote “FOR” adoption and approval of the merger agreement.

Sincerely,

Steven D. Hayworth

President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF BOSTON PRIVATE COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF BOSTON PRIVATE COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK, NON-BANK SUBSIDIARY OR SAVINGS ASSOCIATION OF EITHER OF BOSTON PRIVATE OR GIBRALTAR FINANCIAL AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

This document is dated                     , 2005 and is first being mailed to shareholders on or about                     , 2005.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Boston Private from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain those documents, which are incorporated by reference in this document, by requesting them in writing or by telephone from Boston Private at the following address and telephone number:

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

In order to timely obtain any requested information, you must make your request at least five business days prior to the special meeting. If you would like to request documents, please do so by                     , 2005 in order to receive them before the special meeting.

See also the section of this document titled “Where You Can Find More Information” beginning on page 123.

GIBRALTAR FINANCIAL CORPORATION

220 Alhambra Circle

Fifth Floor

Coral Gables, Florida 33134

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON                     ,                     , 2005

To the Shareholders of Gibraltar Financial Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Gibraltar Financial Corporation (“Gibraltar Financial”), a savings and loan holding company registered under the Home Owners’ Loan Act of 1933 and incorporated in Florida, will be held at                     , local time, on                     ,                     , 2005 at                     , for the following purposes, which are more fully described in this document of which this notice is a part:

1. To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger dated as of April 18, 2005, by and between Gibraltar Financial and Boston Private Financial Holdings, Inc. (“Boston Private”), a Massachusetts corporation, as it may be amended from time to time, which provides for, among other things, the merger of Gibraltar Financial into Boston Private.

A copy of the Agreement and Plan of Merger is attached as Annex A to this document of which this notice is a part. This proposal is described more fully in this document of which this notice is a part.

2. To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve proposal (1).

3. To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement of that meeting.

Only holders of record of Gibraltar Financial common stock at the close of business on                     , 2005 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of that meeting. A complete list of Gibraltar Financial shareholders entitled to vote at the special meeting will be made available for inspection by any Gibraltar Financial shareholder at the time and place of the Gibraltar Financial shareholder meeting. Approval of the Agreement and Plan of Merger requires the affirmative vote of the holders of Gibraltar Financial common stock representing at least 66 2/3% of its outstanding shares entitled to vote at the special meeting.

Gibraltar Financial’s board of directors has unanimously determined that the merger is advisable and the terms of the merger agreement are fair to, and in the best interests of, its shareholders, has unanimously adopted the merger agreement, and unanimously recommends that you vote “FOR” adoption and approval of the merger agreement.

Your vote is important regardless of the number of shares of Gibraltar Financial common stock you own. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in this document of which this notice is a part at any time before it has been voted at the special meeting. If you attend the special meeting you may vote in person even if you returned a proxy.

If you do not vote in favor of the proposal to approve the merger and you comply with the procedures set forth in Section 607.1303 of the 2004 Florida Business Corporation Act, you will be entitled to obtain payment in cash of the fair market value of your shares of common stock under applicable provisions of Florida law. A copy of the applicable Florida statutory provisions is included as Annex D to this document, and a summary of these provisions can be found in the section titled “The Merger—Appraisal Rights” beginning on page 33 of this document.

BY ORDER OF THE BOARD OF DIRECTORS

Steven D. Hayworth

President and Chief Executive Officer

Coral Gables, Florida

                    , 2005

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD EVEN IF YOU PLAN TO ATTEND THE MEETING.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	In the merger, Gibraltar Financial will merge with and into Boston Private. Boston Private will continue its existence under the laws of Massachusetts. Following the merger, Gibraltar Financial’s wholly-owned subsidiary, Gibraltar Bank, FSB (“Gibraltar Bank”) will be a wholly-owned subsidiary of Boston Private.

Q:	What will I receive in the merger?

A:	When the merger is completed, you will have the right to elect to receive, for each share of Gibraltar Financial common stock that you own, cash or shares of Boston Private common stock, subject to proration in the circumstances described below. If you do not properly make an election, you will be allocated stock and/or cash, depending on the elections made by other shareholders, under the procedures in the merger agreement which are described under “The Merger Agreement - Merger Consideration” beginning on page 54.

Q:	What do I need to do to make an election?

A:	At least twenty business days prior to the expected election deadline, you will be mailed an election form and transmittal materials. These materials will allow you to elect to receive the cash or the Boston Private common stock merger consideration for each of your Gibraltar Financial shares. You will need to sign, date and complete these materials and submit them to the exchange agent, [insert name of Exchange Agent], at the address given in the materials, together with the certificates representing your shares of Gibraltar Financial common stock. The election deadline, which will be announced in advance by Boston Private, will be the business day that is ten trading days prior to the anticipated closing date of the merger.

Q:	Can I change my election after I submit my certificates?

A:	Yes. You can revoke your election and submit a new one prior to the election deadline. You may do so by submitting a written notice to the exchange agent that the exchange agent receives prior to the election deadline. The revocation must specify the account name and other information that the exchange agent may request. Revocations may not be made in part. New elections must be submitted in accordance with the election procedures described in this document.

Q:	Will I receive any fractional shares of Boston Private common stock as part of the merger consideration?

A:	No. Boston Private will not issue fractional shares in the merger. As a result, the total number of shares of Boston Private common stock that you will receive in the merger will be rounded down to the nearest whole number. You will receive a cash payment for the value of any remaining fraction of a share of Boston Private common stock that you would otherwise have been entitled to receive.

Q:	What are the tax consequences of the merger to me?

A:

Boston Private and Gibraltar Financial expect the transaction to generally be tax-free to you for United States federal income tax purposes to the extent that you receive shares of Boston Private common stock in the merger. If you receive solely cash for your Gibraltar Financial common stock, you will generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis in your shares of Gibraltar Financial common stock. If you receive both Boston Private common stock and cash for your Gibraltar Financial common stock, you will generally recognize gain equal to the lesser of (1) the amount of cash received and (2) the excess of the fair market value of the Boston Private common stock at the completion of the merger, plus the amount of any cash received, over your tax basis in your Gibraltar Financial common stock. In certain circumstances, such gain or, in the case of recipients of cash only, the entire amount of cash received, could be taxable as a dividend rather than as gain from the sale of a capital asset. For a further summary of the United States federal income tax consequences of the merger to Gibraltar Financial shareholders, please see “Material United States Federal Income Tax Consequences” beginning on page 111.

Q:	Will I be able to trade the Boston Private common stock that I receive in the merger?

A:	Yes. The Boston Private common stock issued in the merger will be traded on the NASDAQ National Market under the symbol “BPFH.” You may sell the shares of Boston Private common stock you receive in the merger without restriction unless, under United States securities laws, you are considered an “affiliate” of Gibraltar Financial at the time of the Gibraltar Financial shareholders meeting or become an “affiliate” of Boston Private as a result of the merger. Affiliates will need to comply with the restrictions described in the section titled “The Merger—Restrictions on Resale of Boston Private Common Stock by Affiliates” beginning on page 51.

Q:	When is the merger expected to be completed?

A:	Boston Private and Gibraltar Financial are working to complete the merger in the fourth quarter of 2005. The parties must first obtain the necessary regulatory approvals, including the approvals of the Federal Reserve and Massachusetts banking regulators, and the approval of Gibraltar Financial’s shareholders at the special meeting. Boston Private and Gibraltar Financial cannot assure you as to when or if all the conditions to the merger will be met, and it is possible the parties will not complete the merger. For a further summary of the conditions of the Merger, please see “The Merger Agreement – Conditions to the Merger” beginning on page 68.

Q:	Should I send in my stock certificates now?

A:	No. An election form and materials for submitting your stock certificates will be mailed to you separately. Prior to the election deadline, you should send your Gibraltar Financial stock certificates to the exchange agent, together with the completed, signed election form.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in, or incorporated by reference into, this document. This document contains important information about Gibraltar Financial and Boston Private. It also contains important information about what the board of directors of Gibraltar Financial considered in approving the merger.

You should complete and sign your proxy card and return it in the enclosed return envelope as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy, but do not indicate how you want to vote, Gibraltar Financial will count your proxy as a vote FOR approval and adoption of the merger agreement. If you abstain from voting or do not vote, it will have the effect of a vote against the merger agreement.

Q:	What vote is required to approve the merger?

A:

Approval of the merger agreement, including the merger, requires the affirmative vote of the holders of 66 2/3% of the outstanding shares of Gibraltar Financial common stock entitled to vote. Gibraltar Financial’s directors have agreed with Boston Private to vote certain Gibraltar Financial shares they own (aggregating to approximately 39.0% of the outstanding voting shares of Gibraltar Financial) in favor of the merger agreement, and as of the date of this document Gibraltar Financial expects that they will vote all of the shares they hold in favor of the merger agreement (approximately 64.5% of the outstanding voting shares of Gibraltar Financial). The boards of directors of Gibraltar Financial and Boston Private have already unanimously adopted the merger agreement.

Q:	Are Boston Private stockholders voting on the merger?

A:	No. No vote of Boston Private stockholders is required to complete the merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	You can change your vote at any time before your proxy is voted at the special meeting by:

•	sending a written notice stating that you revoke your proxy to Gibraltar Financial at the address listed below;

•	completing a new proxy card, dated a later date than the first proxy card, and sending it to Gibraltar Financial, at the address listed below, which proxy card will automatically replace any earlier dated proxy card that you returned; or

•	attending the special meeting and voting in person.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Gibraltar Financial at the following address:

Gibraltar Financial Corporation

220 Alhambra Circle

Fifth Floor

Coral Gables, FL 33134

Attention: Lourdes Gomez

(305) 476-5501

Q:	Are there any risks I should consider in deciding whether I vote for the merger?

A:	Yes. Set out under the heading of “Risk Factors,” beginning on page 17 of this document, a number of risk factors are listed that you should consider.

Q:	Where can I find more information?

A:	You may obtain more information from various sources, as set forth under “Where You Can Find More Information” on page 123 of this document.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask additional questions about the merger, you should contact:

Gibraltar Financial Corporation

220 Alhambra Circle

Fifth Floor

Attention: Lourdes Gomez

Coral Gables, FL 33134

(305) 476-5501

or

[Exchange Agent Contact Information]

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To more fully understand the merger agreement and before you vote, you should read carefully this entire document, including the materials attached as annexes, and the other documents to which you have been referred by Boston Private or Gibraltar Financial. See “Where You Can Find More Information” beginning on page 123. The page references in parentheses will direct you to a more detailed description of each topic presented in this summary.

The Merger

General (see page 34)

The merger agreement provides for the merger of Gibraltar Financial into Boston Private, with Boston Private being the surviving corporation. Following the merger, Gibraltar Bank will become a wholly-owned subsidiary of Boston Private.

The proposed merger will occur following approval of the proposals described in this document by the shareholders of Gibraltar Financial and satisfaction or waiver of all other conditions to the consummation of the merger agreement. Approval of the merger agreement does not require the vote of Boston Private stockholders. The merger agreement is attached as Annex A to this document. Boston Private and Gibraltar Financial encourage you to read the entire merger agreement because it is the legal document that governs the merger.

What You Will Receive in the Merger; Election to Receive Cash or Boston Private Common Stock (see page 54)

If the merger is completed, in exchange for each of your shares of Gibraltar Financial common stock, you will receive Boston Private common stock or cash, as elected by you, subject to proration. The amount of the cash consideration and the number of Boston Private common shares, which the parties refer to as the exchange ratio, you will receive for each of your Gibraltar Financial shares will depend on the average price of Boston Private common stock on NASDAQ during a five-day period prior to completion of the merger. Assuming that price is $            , which was the average closing price per share of Boston Private common stock for the five days ended     , 2005, for each of your shares of Gibraltar Financial common stock you would receive either approximately $     in cash or approximately      shares of Boston Private common stock. Assuming that price is $23.33, the average closing per share price of Boston Private common stock for the five days ended April 18, 2005, the day before the merger was publicly announced, the merger consideration per Gibraltar Financial share would be approximately $190.30 in cash or 8.1569 shares of Boston Private common stock.

As explained in more detail in this document, the dollar value (before tax) of the consideration that you will receive will be approximately the same as of the date the merger is completed regardless of whether you elect to receive the cash or stock consideration. You may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the remaining 50 shares).

Each outstanding option to purchase Gibraltar Financial common stock granted under a Gibraltar Financial stock option plan will be assumed by Boston Private and will be exercisable for that number of whole shares of Boston Private common stock equal to (1) the number of shares of Gibraltar Financial common stock that were purchasable under the stock option plan immediately prior to the merger multiplied by (2) 7.6318. The per share exercise price for the shares of Boston Private common stock issuable upon exercise of a converted stock option will be equal to (1) the exercise price per share of Gibraltar Financial common stock at which such stock option was exercisable immediately prior to the merger divided by (2) 7.6318. All options converted in the merger will be converted into options to purchase Boston Private stock and you will not be able to elect to receive cash in the merger for any Gibraltar Financial options. Also, in contrast to the treatment of Gibraltar Financial common stock converted into Boston Private common stock in the merger, the exchange ratio used to determine the number of shares of Boston Private common stock covered by a converted option, and the exercise price of that option, is fixed and will not change with the market price of Boston Private common stock.

Set forth below is a table showing a hypothetical range of average closing prices for shares of Boston Private common stock and the corresponding consideration that a Gibraltar Financial stockholder would receive in a cash election and a stock election under the merger consideration formula based on the number of shares of Gibraltar Financial common stock currently outstanding. The table does not reflect the fact that cash will be paid instead of fractional shares.

Boston Private Common Stock	Gibraltar Financial Common Stock
Hypothetical Five-Day Average Closing Sales Prices	Cash Election Exchange Amount Per Share	Exchange Ratio/Stock Election Exchange Amount Per Share
$20.00	$178.67	8.9335/$178.67
$21.00	$182.16	8.6744/$182.16
$22.00	$185.66	8.4389/$185.66
$23.00	$189.15	8.2238/$189.15
$24.00	$192.64	8.0267/$192.64
$25.00	$196.13	7.8454/$196.13
$26.00	$199.63	7.6780/$199.63
$27.00	$203.12	7.5230/$203.12
$28.00	$206.61	7.3790/$206.61
$29.00	$210.11	7.2450/$210.11
$30.00	$213.60	7.1200/$213.60

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the average trading price of Boston Private common stock prior to completion of the merger, as described in “The Merger Agreement—Merger Consideration” beginning on page 54. If that average price is not set forth in the table above, including because the price is outside the range of the amounts set forth above, Gibraltar Financial does not intend to re-solicit proxies from its shareholders in connection with the merger.

The actual amount of cash and number of shares of Boston Private common stock you will receive in the merger will be computed using the formula contained in the merger agreement, which may be subject to further adjustment, as described in the merger agreement:

•	as a result of exercises of options to purchase Gibraltar Financial common stock;

•	as a result of forfeitures of Gibraltar Financial stock appreciation rights (SARs); and

•	to ensure that the merger is treated as a “reorganization” for United States federal income tax purposes.

Boston Private intends to announce the final amounts of the merger consideration when known. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Merger Consideration” beginning on page 54.

The market price of Boston Private will fluctuate prior to completion of the merger. You should obtain current stock price quotations from a newspaper, from a reputable internet source or by calling your broker.

No fractional shares of Boston Private common stock will be issued in connection with the merger. Instead, you will receive cash for any fractional shares that would otherwise be issued.

Possible Adjustments to Merger Consideration (see pages 56 and 57)

The aggregate number of shares of Boston Private common stock that will be issued to Gibraltar Financial shareholders in the merger is fixed at 4,255,336 shares. The aggregate amount of cash which will be paid to Gibraltar Financial shareholders as consideration in the merger and to holders of Gibraltar Financial SARs in connection with the merger is fixed at $130 million. Of the $130 million, the amount of cash that is expected to be paid to holders of Gibraltar Financial common stock as merger consideration is currently estimated to be approximately $113.4 million, with the balance expected to be paid to holders of Gibraltar Financial SARs. In the event that a Gibraltar Financial SAR is forfeited by a holder between the completion of the merger and the first anniversary of its completion, the amount that would otherwise have been paid to such holder will be allocated to a retention pool established by Boston Private and allocated to Gibraltar Financial employees by Steven D. Hayworth on such terms and conditions to be determined by him in consultation with Boston Private. The aggregate number of shares of Gibraltar Financial common stock to be exchanged for Boston Private common stock is fixed at 1,117,386 shares, increased on a one-for-one basis to reflect the exercise of options to acquire shares of Gibraltar Financial common stock before the merger is completed. The aggregate amount of cash consideration and number of shares of Boston Private common stock to be issued in the merger will be adjusted in the event options to acquire shares of Gibraltar Financial common stock are exercised before the merger closes or additional options to acquire shares of Gibraltar Financial common stock are issued.

In addition, the number of shares of Boston Private common stock that will be issued in the merger to Gibraltar Financial shareholders may be increased, and the aggregate amount of cash that will be paid to Gibraltar Financial shareholders may be correspondingly decreased, if such adjustment is necessary to ensure that the merger is treated as a “reorganization” for United States federal income tax purposes.

Proration of Your Election to Receive Cash or Stock (see pages 57 and 58)

The total number of shares of Boston Private common stock that will be issued and the aggregate amount of cash that will be paid in the merger is fixed (subject to limited adjustments, as described above). As a result, if Gibraltar Financial shareholders elect to receive more shares of Boston Private common stock or more cash than was made available, shareholders electing the over-subscribed form of consideration will have their elections proportionately reduced and, despite their election, will receive a portion of their consideration in the other form, to the extent necessary to preserve this limitation on the number of shares of Boston Private common stock to be issued and the aggregate amount of cash to be paid in the merger. Thus, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock.

Procedure for Making an Election (see pages 59 and 60)

In order to make an election, you must properly complete and deliver an election form prior to the election deadline.

At least twenty business days prior to the expected election deadline, Boston Private will cause the exchange agent to mail or deliver to holders of record of Gibraltar Financial common stock a form of election and transmittal materials. You must properly complete and deliver to the exchange agent the election materials along with your stock certificates (or a properly completed notice of guaranteed delivery). Please do not send your stock certificates or form of election with your proxy card.

Forms of election and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which will be 5:00 p.m., New York City time, on the tenth trading day prior to the date on which it is anticipated that the merger will be completed. Boston Private will announce this deadline as soon as practicable prior to the election deadline. Once you tender your stock certificates to the exchange agent, you may not transfer your Gibraltar Financial shares until the merger is completed, unless you revoke your election by written notice to the exchange agent which is received prior to the election deadline.

If you fail to submit a properly completed form of election, together with your stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid equivalent value per share to the amount paid per share to holders making elections, but you may be paid all in cash, all in Boston Private common stock, or in part cash and in part Boston Private common stock, depending on the remaining pool of cash and Boston Private common stock available for paying the merger consideration after honoring the cash elections and stock elections that other shareholders have made, subject to any proration adjustments.

If the merger is not completed for any reason, any stock certificates submitted prior to termination will be returned by the exchange agent by first class mail.

Opinion of Sandler O’Neill & Partners, L.P. (see page 39)

In deciding to approve the merger agreement, the board of Gibraltar Financial considered an opinion from its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”). On April 18, 2005, Sandler O’Neill delivered its oral opinion, subsequently confirmed in writing, to the board of Gibraltar Financial that, as of that date and based on and subject to the assumptions and limitations on review set forth in the opinion, the merger consideration to be paid to Gibraltar Financial shareholders was fair, from a financial point of view, to shareholders of Gibraltar Financial. Sandler O’Neill has confirmed its April 18, 2005 opinion by delivering to the Gibraltar Financial board a written opinion dated as of the date of this document, the full text of which is attached as Annex E to this document. Boston Private and Gibraltar Financial encourage you to read this opinion carefully in its entirety. The opinion of Sandler O’Neill is directed to the board of Gibraltar Financial and is not a recommendation to any shareholder on how to vote on the merger agreement, the form of consideration any shareholder should elect in the merger or any other matter.

Gibraltar Financial’s Reasons for the Merger; Recommendation of Gibraltar Financial’s Board of Directors (see pages 36 and 38)

In reaching its unanimous decision to adopt the merger agreement and approve the transactions contemplated by the merger agreement, Gibraltar Financial’s board consulted with Gibraltar Financial’s senior management, financial advisor and legal counsel and considered, among other things, the following factors:

•	The financial and other terms of the proposed merger;

•	its understanding of the current environment in the financial services industry, including continued consolidation, evolving trends in technology and increasing nationwide and global competition and the current financial market conditions;

•	the business, operations, financial condition, earnings and prospects of each of Boston Private and Gibraltar Financial, taking into account Gibraltar Financial’s due diligence review of Boston Private’s business; and

•	Boston Private’s track record of completing acquisitions of wealth management and financial services companies and integrating those acquisitions into Boston Private’s overall business.

The Gibraltar Financial board has unanimously adopted the merger agreement and unanimously recommends that the shareholders of Gibraltar Financial vote for the approval and adoption of the merger agreement.

Boston Private’s Reasons for the Merger (see page 38)

In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Boston Private common stock to the Gibraltar Financial shareholders, Boston Private’s board consulted with Boston Private’s senior management, legal counsel and financial advisors and considered, among other things, the following factors:

•	the ability to expand Boston Private’s wealth management market into South Florida;

•	the anticipated effectiveness of the merger in allowing Boston Private to enhance stockholder returns; and

•	the business, operations, financial condition, earnings and prospects of each of Boston Private and Gibraltar Financial, taking into account Boston Private’s due diligence review of Gibraltar Financial’s business.

The Boston Private board has unanimously approved the merger agreement, the merger and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Boston Private common stock to the Gibraltar Financial shareholders.

Material Federal Income Tax Consequences (see page 111)

In general, the material United States federal income tax consequences of the merger will depend on whether you exchange Gibraltar Financial common stock for cash, Boston Private common stock or a combination of cash and Boston Private common stock. For a summary of the United States federal income tax consequences of the merger to you, please see “Material United States Federal Income Tax Consequences” beginning on page 111.

The tax treatment described herein may not apply to all Gibraltar Financial shareholders. Determining the actual tax consequences to you of the merger can be complex. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

Neither Gibraltar Financial nor Boston Private will be obligated to complete the merger unless it receives a legal opinion, dated as of the closing date, that the merger will be treated as a transaction of a type that is generally tax-free for United States federal income tax purposes. In that case, the United States federal income tax treatment of the merger will be as described above. These opinions, however, will not bind the Internal Revenue Service, which may take a different view.

Appraisal Rights (see page 52)

If you do not vote for the merger agreement and you follow certain procedures, in lieu of receiving the merger consideration, you may choose to receive the fair market value of your shares in cash when the merger is completed.

The procedures which you must follow to exercise your dissenter’s rights are in Chapter 607 of the 2004 Florida Business Corporation Act. Merely voting against the merger agreement will not preserve your appraisal rights. The relevant sections of the Florida law governing this process are reprinted in their entirety and attached to this document as Annex D. Your failure to comply precisely with all of the procedures required by Florida law may result in the loss of your appraisal rights.

Interests of Gibraltar Financial Directors and Officers in the Merger (see page 48)

Some of Gibraltar Financial executive officers and directors have interests in the merger that are different from, or in addition to, those of its shareholders generally. For instance, the President and Chief Executive Officer of Gibraltar Financial, Steven D. Hayworth, has entered into an Employment Agreement with Boston Private, which becomes effective upon the completion of the merger and provides for the continuation of his salary if his employment is terminated under certain circumstances during a specified period following the merger. In the event of Mr. Hayworth’s termination under certain circumstances, Mr. Hayworth will be eligible to receive severance benefits and immediate vesting on certain stock grants. In addition, the merger agreement provides Gibraltar Financial’s officers and directors with continuing indemnification rights. Directors and executive officers who hold Gibraltar Financial SARs will receive a cash payment in settlement of those SARs based on the difference between the per share consideration in the merger and the exercise price of the SARs, with such payments being made one year after completion of the merger (or at the completion of the merger in the case of Mr. Hayworth). Also, the members of the Gibraltar Financial board of directors have entered into agreements with Boston Private under which, if the merger is completed, they will have registration rights as to the shares of Boston Private common stock they receive in the merger that will facilitate their ability to sell Boston Private common stock through a registered public offering.

Treatment of Stock Options (see page 58)

Each option to purchase shares of Gibraltar Financial common stock outstanding immediately prior to the merger will be assumed by Boston Private, and will be exercisable for a number of whole shares of Boston Private common stock equal to (1) the number of shares of Gibraltar Financial common stock that were purchasable under the stock option plan immediately prior to the merger multiplied by (2) 7.6318. The per share exercise price for the shares of Boston Private common stock issuable upon exercise of such a stock option shall be equal to (1) the exercise price per share of Gibraltar Financial common stock at which such stock option was exercisable immediately prior to the merger divided by (2) 7.6318. The conversion of Gibraltar Financial stock options will be at a fixed ratio of 7.6318 that will not depend on the market price of Boston Private common stock. The exchange ratio governing the number of Boston Private common shares issuable in the merger for Gibraltar Financial common shares converted to stock will vary depending on the market price of Boston Private common stock.

Conditions to the Merger (see page 68)

Boston Private and Gibraltar Financial will not complete the merger unless a number of conditions are satisfied or waived, including approval of the merger agreement by Gibraltar Financial’s shareholders, the receipt of the required regulatory approvals discussed below, without the imposition of a condition that would reasonably be expected to have a material adverse effect on Gibraltar Financial or Boston Private, and Mr. Hayworth’s employment agreement with Boston Private continuing to be in effect other than as a result of death or disability.

Regulatory Approvals (see page 83)

Before Boston Private and Gibraltar Financial may complete the merger, the parties must obtain regulatory approvals from federal and state bank regulators, including the Board of Governors of the Federal Reserve System and the Massachusetts Board of Bank Incorporation. In addition, the completion of the merger is subject to the expiration of certain waiting periods and other requirements that are described more fully below in “Regulatory Approvals and Other Information.” Although Boston Private and Gibraltar Financial know of no reason why the required approvals should not be obtained, as of the date of this document, the required approvals have not been received and there can be no assurance that they will be obtained.

The Special Meeting of Gibraltar Financial’s Shareholders (see page 31)

A special meeting of Gibraltar Financial’s shareholders will be held at                      on                     ,                     , 2005 at             , local time to vote:

•	to adopt and approve the Agreement and Plan of Merger dated April 18, 2005 between Gibraltar Financial and Boston Private;

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal above; and

•	to consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement of that meeting.

The record date for the special meeting is                     , 2005. To act on the matters presented at the special meeting of shareholders, a quorum of a majority in total voting power of the Gibraltar Financial shares entitled to vote must be present at the special meeting. To adopt and approve the merger agreement, the holders of 66 2/3% of the outstanding shares of Gibraltar Financial common stock entitled to vote must vote to approve the merger agreement. Shareholders will have one vote at the special meeting for each share of Gibraltar Financial common stock that they owned on the record date.

Gibraltar Financial’s board of directors has unanimously adopted the merger agreement, approved the merger and the transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of its shareholders.

Voting Agreement (see page 71)

The directors of Gibraltar Financial have entered into a voting agreement with Boston Private attached as Annex B to this document, in which the directors agreed, among other things:

•	to vote 435,781 shares, or approximately 39.0% of the outstanding Gibraltar Financial common stock, in favor of the merger agreement at the special meeting; and

•	not to sell or transfer their shares prior to the effective time of the merger or the termination of the merger agreement.

Although not obligated to do so, Boston Private and Gibraltar Financial currently expect that these directors, who in the aggregate own 64.5% of Gibraltar Financial’s outstanding shares, including the shares subject to the voting agreement, will vote all of their shares in favor of the merger agreement.

The Companies

Boston Private (see page 29)

Boston Private is a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Boston Private was incorporated in Massachusetts in 1987. Boston Private is a wealth management company that offers comprehensive financial services to high net worth individuals, their companies and selected institutions. Boston Private seeks to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. Boston Private believes the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth expected over the next decade. Its clients have complex financial situations and

Boston Private seeks to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach. Its core strategy can be described as follows: target the newly affluent; build presence in attractive geographic markets through acquisitions and organic growth; develop regional clusters and maintain decentralized management. Boston Private delivers private banking, trust, investment management and financial planning services through its subsidiaries and affiliate companies. The principal executive office of Boston Private is located at Ten Post Office Square, Boston, Massachusetts and its telephone number at that location is (617) 912-1900.

Gibraltar Financial (see page 23)

Gibraltar Financial is a privately-held Florida corporation and a savings and loan holding company under federal law. Gibraltar Financial’s principal place of business is Coral Gables, Florida. Gibraltar Financial was incorporated in 1994 and owns all of the outstanding shares of Gibraltar Bank, its federal savings association subsidiary, and all the interests in Gibraltar Financial Statutory Trust I, a Delaware statutory business trust. Gibraltar Bank represents substantially all of Gibraltar Financial’s assets and income. Gibraltar Bank has five banking offices, all located on the Southeast coast of Florida: two offices in Coral Gables, and one each in Miami, Fort Lauderdale and Key Largo. Gibraltar Bank provides a broad range of financial services including: deposit services; residential and other consumer lending services; commercial lending services; investment management services; and private banking services and wealth management services to high net worth individuals and their families. Gibraltar Bank’s deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) and Gibraltar Bank is not a member of the Federal Reserve System.

The Surviving Company (see page 30)

Boston Private will be the surviving corporation in the merger.

Additional Considerations

Limitations on Considering Competing Transactions (see page 65)

Gibraltar Financial and its subsidiaries have agreed not to solicit, initiate, encourage or participate in any discussion of or otherwise consider any acquisition proposal, such as a business combination or other similar transaction, with a party other than Boston Private while the merger is pending; however, Gibraltar Financial may engage in discussions in response to an unsolicited bona fide written proposal that is reasonably likely to lead to a superior proposal. A superior proposal is a proposal that the Gibraltar Financial board determines is in the aggregate more favorable from a financial point of view to Gibraltar Financial’s shareholders than the transaction contemplated by the merger agreement. In addition, the Gibraltar Financial board must also conclude that considering the superior proposal is required by its directors’ fiduciary duties.

Even if the Gibraltar Financial board considers an acquisition proposal that it determines to be a superior proposal, Gibraltar Financial must hold the special meeting of shareholders and, unless the merger agreement has been terminated, Gibraltar Financial’s officers and directors will be required to honor the voting agreements, discussed above, under which they have agreed to vote Gibraltar Financial shares held by them aggregating approximately 39% of Gibraltar Financial’s outstanding shares in favor of the Boston Private merger and against any competing transaction.

Termination of the Merger Agreement (see page 69)

Either Boston Private or Gibraltar Financial may terminate the merger agreement if any of the following occurs:

•	the parties mutually consent to the termination of the merger agreement;

•	if any necessary governmental or regulatory approval of the merger is denied;

•	the merger has not been completed by December 31, 2005;

•	the other party materially breaches any of its representations, warranties or covenants contained in the merger agreement, and the breach is not cured within a specified time period; or

•	Gibraltar Financial’s shareholders do not approve the merger.

In addition, Boston Private has the right to terminate the merger agreement if Gibraltar Financial violates covenants in the merger agreement relating to the Gibraltar Financial board’s recommendation to its shareholders in connection with the merger agreement, its agreement not to solicit acquisition proposals or its agreement to hold the special shareholders meeting.

Termination Fee and Expenses (see page 70)

As a condition to Boston Private’s willingness to enter into the merger agreement, Gibraltar Financial has agreed to pay a termination fee equal to $11.5 million to Boston Private if the merger agreement is terminated under specified circumstances generally relating to a competing third party offer to acquire Gibraltar Financial.

Accounting Treatment (see page 51)

The merger will be accounted for under the purchase method. The total purchase price will be allocated to the assets acquired and liabilities assumed, based on their fair values. To the extent that the purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, Boston Private will allocate the excess purchase price to intangible assets, including goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense but rather will be evaluated at least annually for impairment and if appropriate, written down accordingly; however, core deposits and other intangibles with definite useful lives recorded by Boston Private in connection with the merger will be amortized to expense over their estimated useful lives.

Comparison of Stockholders’ Rights (see page 114)

When Boston Private and Gibraltar Financial complete the merger you will hold shares of Boston Private common stock. Your rights as a Boston Private stockholder will be governed by Boston Private’s articles of organization and by-laws and by Massachusetts law. This means that as a result of the merger, you will have different rights when you become a stockholder of Boston Private than you currently have as a shareholder of Gibraltar Financial. For information regarding the rights of Boston Private stockholders compared to those of Gibraltar Financial shareholders, please see “Comparison of Stockholder Rights” beginning on page 114.

Dividends and Distributions (see page 60)

Pursuant to the merger agreement, Gibraltar Financial will be permitted to make regular dividend distributions to its shareholders for tax purposes in the manner it has customarily done so in the past, subject to certain conditions. In addition, in the event the merger is not consummated by December 31, 2005, Gibraltar Financial will be permitted to pay out a special dividend in January 2006.

Board of Directors and Officers Following the Merger

The directors and officers of Boston Private will remain the directors and officers of Boston Private following the merger. After the merger, Gibraltar Financial’s wholly-owned subsidiary, Gibraltar Bank, will continue with its current board of directors as a wholly-owned subsidiary of Boston Private, with two additional directors of Gibraltar Bank designated by Boston Private. The management of Gibraltar Bank will continue as it was prior to the merger.

Unaudited Comparative Per Share and Selected Financial Data (see pages 72 through 79)

The following tables show per share financial information reflecting the merger of Boston Private and Gibraltar (which is referred to as “pro forma” information) and summary historical data for each of Boston Private and Gibraltar. The pro forma information assumes that the acquisition of Gibraltar had been completed on the dates and at the beginning of the earliest periods indicated.

	Boston Private			Gibraltar
	Historical	Pro Forma Combined(1)		Historical	Pro Forma Equivalent(2)
Net income per basic share:
Three months ended March 31, 2005	$0.34	$0.32		$3.64	$2.41
Year ended December 31, 2004	1.23	1.12		12.99	8.56

Net income per diluted share:
Three months ended March 31, 2005	0.32	0.29		3.43	2.25
Year ended December 31, 2004	1.18	1.08		12.36	8.23

Dividends declared per share:
Three months ended March 31, 2005	0.07	0.07	(3)	1.83	0.53
Year ended December 31, 2004	0.24	0.24	(3)	6.53	1.83

Book Value per share:
March 31, 2005	11.86	14.27		49.27	108.88
December 31, 2004	11.61	14.08		47.13	107.48

Tangible book value per share:
March 31, 2005	5.23	2.98		48.92	22.78
December 31, 2004	4.85	2.55		46.78	19.49

(1)	Pro forma combined amounts are calculated by adding together the historical amounts reported by Boston Private and Gibraltar Financial as adjusted for the estimated purchase accounting adjustments to be recorded on a pro forma basis.

(2)	Pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the exchange ratio of 7.6318 which assumes the Boston Private stock price is $23.218, the five-day average closing share price including the two days before and two days after April 18, 2005, the day before the merger was announced.

(3)	It is anticipated that the initial dividend rate will be equal to the current dividend rate of Boston Private. Accordingly, pro forma combined dividends per share of Boston Private common stock represent the historical dividends per common share paid by Boston Private.

Selected Historical Financial Information

Boston Private Selected Financial Data

The following table presents selected consolidated financial information, which should be read in conjunction with the financial statements of Boston Private, and the notes thereto, and the information contained in Boston Private’s 2004 Annual Report on Form 10-K, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated by reference into this document. The selected historical financial data as of December 31, 2004 and 2003 and for each of the three years in the three-year period ended December 31, 2004 is derived from Boston Private’s audited financial statements and related notes, which are incorporated by reference into this document. The selected historical financial data for prior years is derived from Boston Private’s audited financial statements, which are not incorporated by reference into this document. The selected historical financial data as of March 31, 2005 and 2004 and for each of the three months then ended is derived in part from Boston Private’s unaudited financial statements and related notes, which are incorporated by reference into this document from Boston Private’s Quarterly Report on Form 10-Q.

	As of and For the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2005	2004	2004	2003(4)	2002	2001(3)	2000
			(Dollars in thousands, except per share data)
Total balance sheet assets	$3,619,874	$2,648,432	$3,270,277	$2,196,297	$1,820,741	$1,509,479	$1,294,564
Total loans (excluding loans held for sale)	2,319,285	1,792,860	2,248,600	1,612,564	1,301,726	1,097,417	878,932
Allowance for loan losses and off-balance sheet risk	28,939	23,146	27,937	20,172	17,050	14,521	11,500
Investment securities and short term investments	553,343	495,777	539,103	396,746	322,734	284,309	215,874
Cash and cash equivalents	403,883	127,102	128,914	93,488	97,529	58,281	110,767
Goodwill and intangible assets	185,651	131,768	187,163	20,318	18,007	17,207	18,371
Deposits	2,690,771	1,934,379	2,386,368	1,658,461	1,400,333	1,145,329	1,002,462
Borrowed funds	516,007	327,075	474,171	263,620	218,389	190,978	139,878
Stockholders’ equity	331,917	290,474	321,227	235,452	167,382	139,631	128,625
Nonperforming assets	1,552	5,963	1,514	1,311	1,057	904	1,303
Client assets under management and advisory	$19,267,000	$14,851,000	$19,306,000	$10,966,000	$6,441,000	$6,529,000	$6,758,000
Interest and dividend income	$37,648	$25,858	$120,645	$92,680	$90,293	$92,479	$79,152
Interest expense	11,171	6,674	32,066	24,915	26,265	38,321	35,863

Net interest income	26,477	19,184	88,579	67,765	64,028	54,158	43,289
Provision for loan losses and off-balance sheet risk	1,075	956	4,567	3,155	2,495	3,010	2,160

Net interest income after provision for loan losses and off-balance sheet risk	25,402	18,228	84,012	64,610	61,533	51,148	41,129
Fees and other income	31,919	24,118	108,213	65,867	51,868	51,271	39,174
Operating expense and minority interests	42,715	31,389	140,298	95,850	78,763	83,181	54,790

Income before income taxes	14,606	10,957	51,927	34,627	34,638	19,238	25,513
Income tax expense	5,305	3,724	18,293	12,804	10,893	7,692	8,843

Net income	$9,301	$7,233	$33,634	$21,823	$23,745	$11,546	$16,670

	As of and For the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2005	2004	2004	2003(4)	2002	2001(3)	2000
			(Dollars in thousands, except per share data)
Per Share Data:
Basic earnings per share	$0.34	$0.26	$1.23	$0.95	$1.06	$0.52	$0.87
Diluted earnings per share	$0.32	$0.25	$1.18	$0.92	$1.02	$0.50	$0.85
Average basic common shares outstanding	27,521,902	28,186,499	27,313,171	22,954,937	22,412,665	22,119,726	19,094,010
Average diluted common shares outstanding	31,813,873	29,391,480	28,963,856	23,846,973	23,357,066	23,053,052	19,714,510
Cash dividends per share	$0.07	$0.06	$0.24	$0.20	$0.16	$0.14	$0.12
Book value	$11.86	$10.65	$11.61	$9.36	$7.42	$6.28	$5.87
Tangible Book Value	$5.23	$5.82	$4.85	$8.55	$6.62	$5.50	$5.03

Selected Operating Ratios:
Return on average assets	1.11%	1.17%	1.18%	1.06%	1.42%	0.80%	1.55%
Return on average equity	11.34%	10.82%	11.42%	12.16%	15.36%	8.28%	19.48%
Interest rate spread(1)	3.35%	3.34%	3.33%	3.35%	3.80%	3.52%	3.59%
Net interest margin(1)	3.68%	3.61%	3.61%	3.64%	4.19%	4.18%	4.43%
Total fees and other income/total revenue(2)	54.66%	55.70%	54.99%	49.37%	44.75%	48.63%	47.50%

Asset Quality Ratios:
Nonperforming loans to total loans	0.07%	0.33%	0.05%	0.08%	0.08%	0.08%	0.15%
Nonperforming assets to total assets	0.04%	0.22%	0.05%	0.06%	0.06%	0.06%	0.10%
Allowance for loan losses and off-balance sheet risk to nonperforming loans	1854.63%	388.16%	2457.08%	1538.67%	1613.06%	1606.31%	882.58%
Net loans recovered (charged-off) to average loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
Other Ratios:
Dividend Payout Ratio	20.59%	23.08%	19.51%	16.67%	15.09%	26.92%	13.79%
Equity to Assets Ratio	9.17%	10.96%	10.35%	8.75%	9.24%	9.65%	7.96%

(1)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets on a fully-taxable equivalent basis, and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income on a fully-taxable equivalent basis as a percent of average interest-earning assets.
(2)	Total revenue is defined as net interest income plus fees and other income.
(3)	Earnings for 2001 include $9.7 million of merger expenses, net of tax for the year ended December 31, 2001, which reduced Boston Private diluted earnings per share by $0.42, and reduced return on average assets and the return on average equity.
(4)	Net income for 2003 was reduced by $3.0 million, or $0.12 per diluted share, for the REIT tax adjustment and the lease accrual described in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Return on average assets and return on average equity were also reduced.

Gibraltar Financial Selected Financial Data

Gibraltar Financial is providing the following selected consolidated financial information to help you analyze the financial aspects of the merger. The information is derived from Gibraltar Financial’s audited financial statements for 2000 through 2004, and unaudited financial statements for the three months ended March 31, 2005 and 2004. This information is only a summary, and you should read it in conjunction with Gibraltar Financial’s historical financial statements and the related notes in this document. You should not rely on the historical information as being indicative of results expected for any future interim period.

	As of and For the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
				($ in thousands, except per share data)
Total balance sheet assets	$970,048	$780,945	$888,214	$707,976	$647,788	$515,106	$395,004
Net loans (excluding loans held for sale)	852,493	676,835	834,175	657,514	593,717	479,984	359,491
Allowance for loan losses	7,420	6,833	7,861	6,658	5,625	4,403	3,161
Investment securities	23,061	5,682	23,997	3,536	3,336	1,000	750
Cash and cash equivalents	80,397	84,631	13,634	29,866	34,320	17,225	23,218
Deposits	836,881	667,561	703,534	599,271	548,733	378,703	287,519
Borrowed funds	57,421	53,926	117,206	53,928	56,470	99,174	81,321
Stockholders’ equity	55,059	44,110	51,870	41,532	32,517	26,905	18,549
Nonperforming assets	12,140	6,243	3,960	5,717	6,832	967	1,759
Client assets under management advisory	635,454	563,679	608,733	533,609	465,177	329,943	279,263
Interest and dividend income	13,048	9,764	43,984	38,158	36,664	35,177	28,112
Interest expense	3,209	2,620	10,961	12,060	14,382	16,725	14,522
Net interest income	9,839	7,144	33,023	26,098	22,282	18,452	13,590
Provision for loan losses	455	135	1,240	842	1,257	1,260	1,380
Net interest income after provision for loan losses	9,384	7,009	31,783	25,256	21,025	17,192	12,210
Fees and other income	1,666	1,503	6,775	6,204	5,153	3,468	2,444
Operating expense	7,022	5,606	24,676	21,019	17,405	13,644	10,950
Net earnings	4,028	2,906	13,882	10,441	8,773	7,016	3,704
Per Share Data:
Basic earnings per share	$3.64	$2.79	$12.99	$10.74	$9.57	$9.03	$5.86
Diluted earnings per share	3.43	2.65	12.36	10.25	9.35	8.97	5.70
Average basic common shares outstanding	1,105,357	1,043,409	1,068,966	971,960	916,758	776,851	631,919
Average diluted common shares outstanding	1,173,932	1,098,143	1,123,537	1,018,762	938,712	781,774	649,926
Selected Operating Ratios:
Return on average assets	1.74%	1.57%	1.72%	1.51%	1.48%	1.55%	1.12%
Return on average equity	30.15%	27.27%	29.96%	28.89%	29.58%	31.41%	23.39%
Interest-rate spread	3.97%	3.61%	3.83%	3.64%	3.56%	3.71%	3.60%
Net interest margin	4.16%	3.89%	4.05%	3.85%	3.72%	3.99%	3.90%
Total fees and other income/ total revenue	14.48%	17.38%	17.02%	19.21%	18.78%	15.82%	15.24%
Asset Quality Ratios:
Nonperforming loans to total loans	1.41%	0.91%	0.47%	0.84%	1.14%	0.20%	0.49%
Nonperforming assets to total assets	1.25%	0.80%	0.45%	0.79%	1.14%	0.19%	0.45%
Allowance for loan losses to nonperforming loans	61.12%	109.45%	198.51%	119.68%	82.33%	496.75%	179.70%
Net loans charged-off (recovered) to average loans	0.11%	-0.01%	0.01%	-0.03%	0.01%	0.00%	0.29%
Other Ratios:
Equity to Assets Ratio	5.68%	5.65%	5.84%	5.87%	5.02%	5.22%	4.70%

Number of Holders of Common Stock and Number of Shares Outstanding

As of May 31, 2005, there were 1,120 stockholders of record of Boston Private who held an aggregate of 27,974,058 shares of Boston Private common stock.

As of May 31, 2005, there were 55 shareholders of record of Gibraltar Financial who held an aggregate of 1,117,386 shares of common stock.

RISK FACTORS

In addition to the other information included in this document, you should consider carefully the risk factors described below in deciding how to vote and in making a cash or stock election. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this titled document “Special Note Regarding Forward-Looking Statements” beginning on page 28.

The value of the cash or stock consideration you receive in the merger may fluctuate with the price of Boston Private common stock.

Upon completion of the merger, you may elect to receive Boston Private common stock or cash in the merger, subject to proration as described on pages 57 and 58. Subject to possible adjustments unrelated to the market price of Boston Private’s stock, Boston Private will issue a fixed aggregate number of shares and pay a fixed aggregate amount of cash in the merger, with Gibraltar Financial shareholder elections being prorated to achieve this aggregate mix and the value of the per share stock and cash consideration being equalized based on Boston Private’s average market price prior to completion of the merger. Because of the equalization feature, the value of both the cash and stock portions of the per share merger consideration, as well as the exchange ratio, will fluctuate with the market value of Boston Private common stock.

The market price of Boston Private common stock when the merger occurs may vary from its market price on the date of this document and on the date of the special meeting and may vary from the average closing price used to calculate the conversion ratio. For example, during the twelve month period ending on June 7, 2005, the most recent date prior to the printing of this document, the sales price of Boston Private common stock varied from a low of $21.10 to a high of $28.68 and ended that period at $24.28.

The price of Boston Private common stock may vary due to changes in the business, operations or prospects of Boston Private, any future issuances of debt or equity securities by Boston Private, market assessments of the merger, regulatory considerations, general market and economic conditions or other factors.

The merger may not be completed until a significant period of time has passed after the special meeting. As a result, at the time you vote on the merger of the special meeting, you may not know the exact value per share of the consideration to be paid in the merger. The price of Boston Private common stock may decrease before the merger is completed.

A decrease in the stock price would result in a reduction in the amount of cash and value of Boston Private shares to be received by Gibraltar Financial shareholders. See “The Merger Agreement—Merger Consideration” beginning on page 54 and the Agreement and Plan of Merger attached to this document as Annex A for more detailed information regarding the merger consideration.

Because the market price of Boston Private common stock may increase or decrease before the completion of the merger, Boston Private urges you to obtain current market quotations. Boston Private common stock is traded on the NASDAQ National Market under the trading symbol “BPFH.” No prediction can be made as to the market prices of Boston Private common stock at any time before or after the completion of the merger.

Shareholders may receive a form of consideration different from what they elect.

Although each Gibraltar Financial shareholder may elect to receive cash or Boston Private common stock in the merger for each Gibraltar Financial share the shareholder holds, the aggregate pools of cash and Boston Private common stock available for the Gibraltar Financial shareholders are limited. As a result, if more Gibraltar Financial shareholders elect to receive cash or stock than the fixed amounts available, and you choose the election that is oversubscribed, you will receive a portion of your consideration in a form you did not elect or in amounts greater than you elected for that form. While the receipt of Boston Private common stock as merger consideration is expected to be generally tax-free to Gibraltar Financial shareholders, the receipt of cash as merger consideration is expected to be taxable.

The opinion obtained by Gibraltar Financial from its financial advisor will not reflect subsequent changes.

Sandler O’Neill, the financial advisor to Gibraltar Financial, has delivered a “fairness opinion” to the board of directors of Gibraltar Financial. The opinion which was originally issued on April 18, 2005, and which was updated as of the date of this document, states that, based upon and subject to the assumptions and limitations on review set forth in the opinion, the merger consideration to be paid to Gibraltar Financial shareholders is fair, from a financial point of view, to those shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of this updated opinion, including changes to the operations and prospects of Boston Private or Gibraltar Financial, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the updated opinion is based, may alter the relative value of Boston Private and Gibraltar Financial.

Unanticipated costs relating to the merger could reduce Boston Private’s future earnings per share.

Boston Private believes it has reasonably estimated the likely costs of integrating the operations of Gibraltar Financial into Boston Private and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Boston Private after the merger. If unexpected costs are incurred, the merger could have a significant dilutive effect on Boston Private’s earnings per share. In other words, if the merger is completed and Boston Private incurs such unexpected costs and expenses as a result of the merger, Boston Private believes that the earnings per share of Boston Private common stock could be less than they would have been if the merger had not been completed.

Boston Private may be unable to successfully integrate Gibraltar Financial’s operations and retain key Gibraltar Financial employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	coordinating geographically separated organizations;

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures;

•	retaining key employees; and

•	retaining existing customers and attracting new customers.

The process of integrating operations could slow the growth of Gibraltar Financial, cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The integration of the two companies will require the experience and expertise of key employees of Gibraltar Financial who are expected to be retained by Boston Private. There can be no assurances, however, that Boston Private will be successful in retaining these employees for the time period necessary to successfully integrate Gibraltar Financial’s operations with those of Boston Private. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of the combined company.

Gibraltar Financial’s officers and directors have interests that are different from, or in addition to, your interest as a shareholder.

Gibraltar Financial’s directors directed the negotiation of the merger agreement with Boston Private, and the Gibraltar Financial board of directors adopted the merger agreement and is recommending that Gibraltar Financial shareholders vote for the merger agreement. In considering these facts and the other information contained in this document, you should be aware that Gibraltar Financial’s executive officers and directors have economic interests in the merger that are in addition to, or different from, the interests of its shareholders. The Gibraltar Financial board was aware of these interests when it approved the merger agreement. These interests include:

•	an agreement between Steven D. Hayworth and Boston Private that provides for the continuation of his salary if his employment is terminated under certain circumstances following the merger;

•	registration rights in favor of the members of the Gibraltar Financial board of directors in their capacities as shareholders; and

•	the continuation of indemnification and insurance coverage for acts and omissions in their capacities as Gibraltar Financial officers and directors.

For a more detailed discussion of these interests, see “The Merger—Interests of Gibraltar Financial Directors and Officers in the Merger” beginning on page 48.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of your Gibraltar Financial shares.

Boston Private and Gibraltar Financial intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (the “Code”). Although the Internal Revenue Service (the “IRS”) will not provide a ruling on the matter. Gibraltar Financial and Boston Private each will, as a condition to closing, obtain an opinion from counsel that the merger will constitute a reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of Gibraltar Financial common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and the fair market value of the Boston Private common stock received in exchange for that share upon completion of the merger.

The need for governmental approvals may affect the date of completion of the merger or may diminish the benefits of the merger.

Gibraltar Financial and Boston Private are required to obtain the approvals of several bank regulatory agencies prior to completing the merger. Satisfying any requirements of these regulatory agencies may affect the date of completion of the merger. In addition, you should be aware that it is possible that restrictions on the combined operations of the two companies or other regulatory relief may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. While neither Boston Private nor Gibraltar Financial is required to complete the merger if a government agency conditions a required approval in a manner that would have a material adverse effect on either company, the parties could agree to waive this provision of the merger agreement and complete the merger notwithstanding the imposition of such a condition. Any such condition could diminish the benefits of the merger to Boston Private and its stockholders.

Boston Private’s business strategy contemplates significant growth and there are challenges and risks inherent in such a growth strategy.

In recent years, Boston Private has experienced rapid growth, both due to the expansion of its existing businesses as well as acquisitions. Among the challenges facing Boston Private is the ongoing need to continue to maintain and develop an infrastructure appropriate to support such growth, including in the areas of management personnel, systems, compliance, and risk management, while taking steps to ensure that the related expense incurred is commensurate with the growth in revenues. Accordingly, there is risk inherent in Boston Private’s pursuit of a growth strategy that revenue will not be sufficient to support such expense and generate profitability at the levels Boston Private has historically achieved. A significant decrease in revenues or increases in costs may adversely affect Boston Private’s results of operations or financial condition.

In connection with Boston Private’s recent acquisitions and to the extent that Boston Private acquires other companies in the future, Boston Private’s business may be negatively impacted by certain risks inherent in such acquisitions.

Boston Private has in the past considered, and will in the future continue to consider, the acquisition of other banking, investment management, and wealth advisory companies. To the extent that Boston Private acquires other companies in the future, its business may be negatively impacted by certain risks inherent in such acquisitions. These risks include, but are not limited to the following:

•	the risk that Boston Private will incur substantial expenses in pursuing potential acquisitions without completing such acquisitions;

•	the risk that Boston Private may lose key clients of the acquired business as a result of the change of ownership to Boston Private;

•	the risk that the acquired business will not perform in accordance with Boston Private’s expectations;

•	the risk that difficulties will arise in connection with the integration of the operations of the acquired business with the operations of Boston Private’s private banking, investment management, or wealth advisory businesses, particularly to the extent Boston Private is entering new geographic markets;

•	the risk that Boston Private will need to make significant investments in infrastructure, controls, staff, emergency backup facilities or other critical business functions that become strained by its growth;

•	the risk that management will divert its attention from other aspects of Boston Private’s business;

•	the risk that Boston Private may lose key employees of the acquired business;

•	the risk that unanticipated costs relating to potential acquisitions could reduce Boston Private’s earnings per share;

•	the risk associated with entering into geographic and product markets in which Boston Private have limited or no direct prior experience;

•	the risk that Boston Private may assume potential liabilities of the acquired company as a result of the acquisition; and

•	the risk that an acquisition will dilute Boston Private’s earnings per share, in both the short and long term, or that it will reduce Boston Private’s tangible capital ratios.

As a result of these risks, any given acquisition, if and when consummated, may adversely affect Boston Private’s results of operations or financial condition. In addition, because the consideration for an acquisition may involve cash, debt or the issuance of shares of Boston Private’s stock and may involve the payment of a premium over book and market values, existing stockholders may experience dilution in connection with any acquisition, including Boston Private’s acquisitions.

Attractive acquisition opportunities may not be available to Boston Private in the future.

Boston Private will continue to consider the acquisition of other businesses. However, Boston Private may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of Boston Private’s business. Boston Private expects that other banking and financial companies, many of which have significantly greater resources than Boston Private does, will compete with Boston Private to acquire compatible businesses. This competition could increase prices for acquisitions that Boston Private would likely pursue. Also, acquisitions of regulated businesses such as banks are subject to various regulatory approvals. If Boston Private fails to receive the appropriate regulatory approvals, Boston Private will not be able to consummate an acquisition that Boston Private believes is in its best interests.

If Boston Private is required to write down goodwill and other intangible assets, its financial condition and results of operations would be negatively affected.

When Boston Private acquires a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At March 31, 2005, Boston Private’s goodwill and other identifiable intangible assets were approximately $186 million. Under current accounting standards, if Boston Private determines that goodwill or intangible assets are impaired, Boston Private will be required to write down the value of these assets. Boston Private conducts an annual review to determine whether goodwill and other identifiable intangible assets are impaired. Boston Private cannot assure you that it will not be required to take an impairment charge in the future. Any impairment charge would have a negative effect on Boston Private’s stockholders’ equity and financial results.

Boston Private may not be able to attract and retain banking customers at current levels.

Competition in the local banking industry coupled with Boston Private’s relatively small size (even after the merger with Gibraltar Financial) may limit the ability of Boston Private’s banking subsidiaries to attract and retain banking customers.

In particular, the competitors of Boston Private’s subsidiary banks include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit and investment needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range and quality of services provided. Boston Private’s banks also face competition from out-of-state financial intermediaries which have opened low-end production offices or which solicit deposits in their respective market areas.

Because Boston Private’s banks maintain smaller staffs and have fewer financial and other resources than the larger institutions with which they compete, they may be limited in their ability to attract customers. In addition, some of the banks’ current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than Boston Private’s banks can accommodate.

Boston Private expects that the merger with Gibraltar Financial will improve its ability to attract and retain banking customers. If, however, Boston Private’s banks (including Gibraltar Bank after the merger) are unable to attract and retain banking customers, they may be unable to continue their loan growth and their results of operations and financial condition may otherwise be negatively impacted.

Boston Private may not be able to attract and retain investment management clients at current levels.

Due to intense local competition, and Boston Private’s relatively short history in the investment management business, Boston Private’s investment management subsidiaries may not be able to attract and retain investment management clients at current levels. Competition is especially strong in Boston Private’s current geographic market area, because there are numerous well-established and successful investment management firms in Boston, New York and northern California. There are also numerous well-established and successful investment management firms in Florida. Many of Boston Private’s competitors possess greater resources than Boston Private currently does.

Boston Private’s ability to successfully attract and retain investment management and wealth advisory clients is dependent upon Boston Private’s ability to compete with competitors’ investment products, level of investment performance, client services and marketing and distribution capabilities. Boston Private expects the merger with Gibraltar Financial to add to its investment management business. If, however, Boston Private is not successful, Boston Private’s results of operations and financial condition may be negatively impacted.

For the three months ended March 31, 2005, approximately 43.0% of Boston Private’s revenues was derived from investment management contracts which are typically terminable upon less than 30 days’ notice. Most of Boston Private’s clients may withdraw funds from accounts under management generally in their sole discretion. The combined financial performance of Boston Private’s major investment management subsidiaries is a significant factor in Boston Private’s overall results of operations and financial condition.

Certain of Boston Private’s investment management subsidiaries receive some performance based fees. The amount of these fees depends on the investment performance of these subsidiaries. As a result, the future revenues and earnings from such fees may fluctuate and may be affected by conditions in the capital markets and other general economic conditions.

Boston Private’s investment management business is highly dependent on people to produce investment returns and to solicit and retain clients.

Boston Private relies on its investment managers to produce investment returns. Boston Private believe that investment performance is one of the most important factors for the growth of Boston Private’s assets under management. Poor investment performance could impair Boston Private’s revenues and growth because:

•	existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory fees; or

•	Boston Private’s ability to attract funds from existing and new clients might diminish.

The market for investment managers is extremely competitive and is increasingly characterized by frequent movement of investment managers among different firms. In addition, Boston Private’s individual investment managers often have regular direct contact with particular clients, which can lead to a strong client relationship based on the client’s trust in that individual manager. The loss of a key investment manager could jeopardize Boston Private’s relationships with its clients and lead to the loss of client accounts. Losses of such accounts could have a material adverse effect on Boston Private’s results of operations and financial condition.

In addition to the loss of key investment managers, Boston Private’s investment management business is dependent on the integrity of Boston Private’s asset managers and Boston Private’s employees. If an asset manager or employee were to misappropriate any client funds, the reputation of Boston Private’s asset management business could be negatively affected, which may result in the loss of accounts and have a material adverse effect on Boston Private’s results of operations and financial condition.

Boston Private may not be able to attract and retain wealth advisory clients at current levels.

Like Boston Private’s investment management business, Boston Private’s wealth advisory business is subject to intense competition, and Boston Private’s ability to attract and retain wealth advisory clients is dependent upon the delivery of planning and related services which are favorably perceived in the marketplace. Client contracts must typically be renewed on an annual basis and are terminable upon relatively short notice. Boston Private expects the merger with Gibraltar Financial to add to its wealth management business. If, however, Boston Private is not successful in attracting or retaining wealth advisory clients, Boston Private’s results of operations and financial condition may be negatively impacted.

Defaults in the repayment of loans may negatively impact Boston Private’s business.

A borrower’s default on its obligations under one or more of Boston Private’s banks’ loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the foreclosure and collection or restructuring of the loan.

In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Boston Private’s banks may have to write-off the loan in whole or in part. In such situations, the banks may acquire real estate or other assets, if any, which secure the loan through foreclosure or other similar available remedies. In such cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

The management of Boston Private periodically makes a determination of an allowance for loan losses based on available information, including the quality of the banks’ loan portfolios, certain economic conditions, and the value of the underlying collateral and the level of their non-accruing loans. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions or an increase in defaulted loans, management determines that additional increases in the allowance for loan losses are necessary, the banks will incur additional expenses.

In addition, bank regulatory agencies periodically review Boston Private’s banks’ allowances for loan losses and the values they attribute to real estate acquired through foreclosure or other similar remedies. Such regulatory agencies may require Boston Private’s banks to adjust their determination of the value for these items. These adjustments could negatively impact Boston Private’s results of operations or financial condition.

A downturn in local economies or real estate markets could negatively impact Boston Private’s banking business.

A downturn in the local economies or real estate markets could negatively impact Boston Private’s banking business. Primarily, Boston Private’s banks serve individuals and smaller businesses located in eastern Massachusetts and adjoining areas, with a particular concentration in the Greater Boston Metropolitan Area, as well as clients located in northern and southern California. The ability of the banks’ customers to repay their loans is impacted by the economic conditions in these areas.

The banks’ commercial loans are generally concentrated in the following customer groups:

•	real estate developers and investors;

•	financial service providers;

•	technology companies;

•	manufacturing and communications companies;

•	professional service providers;

•	general commercial and industrial companies; and

•	individuals.

Boston Private’s banks’ commercial loans, with limited exceptions, are secured by real estate (usually income producing residential and commercial properties), marketable securities or corporate assets (usually accounts receivable, equipment or inventory). Substantially all of Boston Private’s banks’ residential mortgage and home equity loans are secured by residential property in eastern Massachusetts, and northern and southern

California. Consequently, Boston Private’s banks’ ability to continue to originate real estate loans may be impaired by adverse changes in local and regional economic conditions in the real estate markets, or by acts of nature, including earthquakes and flooding. Due to the concentration of real estate collateral, these events could have a material adverse impact on the ability of the borrowers of Boston Private’s banks to repay their loans and affect the value of the collateral securing these loans.

Environmental liability associated with commercial lending could result in losses.

In the course of their business, Boston Private’s banks may acquire, through foreclosure, properties securing loans they have originated or purchased which are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, Boston Private, or Boston Private’s banks, might be required to remove these substances from the affected properties at Boston Private’s sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. Boston Private may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on Boston Private’s business, results of operations and financial condition.

Fluctuations in interest rates may negatively impact Boston Private’s banking business.

Fluctuations in interest rates may negatively impact the business of Boston Private’s banks. The main source of income from operations for Boston Private’s banks is net interest income, which is equal to the difference between the interest income received on interest bearing assets (usually loans and investment securities) and the interest expense incurred in connection with interest bearing liabilities (usually deposits and borrowings). These rates are highly sensitive to many factors beyond Boston Private’s control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. The net interest income for Boston Private’s banks can be affected significantly by changes in market interest rates. Changes in relative interest rates may reduce the net interest income for Boston Private’s banks as the difference between interest income and interest expense decreases. As a result, Boston Private’s banks have adopted asset and liability management policies to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources. However, even with these policies in place, a decrease in interest rates can impact Boston Private’s results of operations or financial condition.

An increase in interest rates could also have a negative impact on the results of operations for Boston Private’s banks by reducing the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to the banks’ allowances for loan losses. Increases in interest rates, in certain circumstances, may also lead to high levels of loan prepayments, which may also have an adverse impact on Boston Private’s net interest income.

Prepayments of loans may negatively impact Boston Private’s business.

Generally, customers of Boston Private’s banks may prepay the principal amount of their outstanding loans at any time. The speed at which such prepayments occur, as well as the size of such prepayments, are within such customers’ discretion. If customers prepay the principal amount of their loans, and Boston Private is unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, Boston Private’s interest income will be reduced. A significant reduction in interest income could have a negative impact on Boston Private’s results of operations and financial condition.

Boston Private’s cost of funds for banking operations may increase as a result of general economic conditions, interest rates and competitive pressures.

Boston Private’s cost of funds for banking operations may increase as a result of general economic conditions, interest rates and competitive pressures. Boston Private’s banks have traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. Historically and in comparison to commercial banking averages, Boston Private’s banks have had a higher percentage of their time deposits in denominations of $100,000 or more. Within the banking industry, the amounts of such deposits are generally considered more likely to fluctuate than deposits of smaller denominations. If, as a result of general economic conditions, market interest rates, competitive pressures or otherwise, the value of deposits at Boston Private’s banks decreases relative to their overall banking operations, Boston Private’s banks may have to rely more heavily on borrowings as a source of funds in the future.

Boston Private’s investment management business may be negatively impacted by changes in economic and market conditions.

Boston Private’s investment management business may be negatively impacted by changes in general economic and market conditions because the performance of such business is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond Boston Private’s control. Boston Private cannot assure you that broad market performance will be favorable in the future. The world financial and securities markets will likely continue to experience significant volatility as a result of, among other things, world economic and political conditions. Continued decline in the financial markets or a lack of sustained growth may result in a corresponding decline in Boston Private’s performance and may adversely affect the assets that Boston Private manages.

In addition, Boston Private’s management contracts generally provide for fees payable for investment management services based on the market value of assets under management, although a portion of those contracts also provide for the payment of fees based on investment performance in addition to a base fee. Because most contracts provide for a fee based on market values of securities, fluctuations in securities prices may have a material adverse effect on Boston Private’s results of operations and financial condition.

Boston Private’s investment management and wealth advisory businesses are highly regulated, which could limit or restrict Boston Private’s activities and impose fines or suspensions on the conduct of Boston Private’s business.

Boston Private’s investment management and wealth advisory businesses are highly regulated, primarily at the federal level. The failure of any of Boston Private’s subsidiaries that provide investment management and wealth advisory services to comply with applicable laws or regulations could result in fines, suspensions of individual employees or other sanctions including revocation of such subsidiary’s registration as an investment adviser.

All of Boston Private’s investment adviser and wealth advisory affiliates are registered investment advisers under the Investment Advisers Act, which imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. These subsidiaries, as investment advisers, are also subject to regulation under the federal and state securities laws and the fiduciary laws of certain states. In addition, certain of Boston Private’ affiliates act as sub-advisers to mutual funds which are registered under the Investment Company Act of 1940 and are subject to that act’s provisions and regulations.

Boston Private is also subject to the provisions and regulations of ERISA, to the extent Boston Private acts as a “fiduciary” under ERISA with respect to certain of Boston Private’s clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

In addition, applicable law provides that all investment contracts with mutual fund clients may be terminated by the clients, without penalty, upon no more than 60 days notice. Investment contracts with institutional and other clients are typically terminable by the client, also without penalty, upon 30 days notice.

Boston Private does not directly manage investments for clients, does not directly provide any investment management services and, therefore, is not a registered investment adviser. Boston Private’s bank subsidiaries are exempt from the regulatory requirements of the Investment Advisers Act, but are subject to extensive regulation by the FDIC, the Massachusetts Commissioner of Banks, and the California Department of Financial Institutions.

Boston Private’s banking business is highly regulated which could limit or restrict its activities and impose financial requirements or limitations on the conduct of its business.

Bank holding companies and state chartered banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. Boston Private is subject to the Bank Holding Company Act and to regulation and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). In addition, each of Boston Private’s three subsidiary banks is also subject to regulation and supervision. Boston Private Bank and Trust Company, as a Massachusetts chartered trust company the deposits of which are insured by the FDIC, is subject to regulation and supervision by the Massachusetts Commissioner of Banks and the FDIC. Borel Private Bank and Trust Company and First State Bank of California, as California banking corporations, are subject to regulation and supervision by the California Department of Financial Institutions and the FDIC.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. The FDIC, the California Department of Financial Institutions and the Massachusetts Commissioner of Banks possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve Board possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which Boston Private’s banks and Boston Private may conduct business and obtain financing.

Furthermore, Boston Private’s banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve Board. Changes in monetary or legislative policies may affect the interest rates Boston Private’s banks must offer to attract deposits and the interest rates they must charge on their loans, as well as the manner in which they offer deposits and make loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of depository institutions generally, including Boston Private’s banks.

Adverse developments in Boston Private’s litigation could negatively impact Boston Private’s business.

Since 1984, Borel Private Bank & Trust Company has served as the trustee of a private family trust (“Family Trust”), which was a joint owner of certain real property known as the Guadalupe Oil Field. In litigation commenced in 1994, certain beneficiaries of the Family Trust have claimed Borel breached its fiduciary duties in managing oil and gas leases on the Guadalupe Oil field and, following the discovery of environmental contamination on the property, by negotiating, and later finalizing, a Settlement Agreement and Purchase and Sale Agreement conveying the property to Union Oil Company of California (d/b/a UNOCAL), the operator of the oil field. In the first of the lawsuits, in which the beneficiaries sought to remove Borel as trustee, Borel prevailed and obtained final judgment in its favor. In several subsequent related lawsuits, there have been numerous procedural decisions by the trial court and by the California Court of Appeals. Borel has prevailed on all material issues.

At the present time, all but one of the plaintiff beneficiaries have agreed to settle and dismiss the actions. One beneficiary - a contingent remainder beneficiary - continues to assert that he will prosecute the actions. There are two remaining actions; in both, Borel and the other defendants have prevailed in the trial courts, but the appeal period has not yet expired. One action was dismissed on April 25, 2005 for lack of subject matter jurisdiction. In the second remaining action, on May 15, 2005, the trial court ruled in favor of Borel and the other defendants on the merits, when the remaining plaintiff beneficiary failed to appear for trial. In these actions, the plaintiff beneficiary seeks to invalidate the Settlement Agreement and Purchase and Sale Agreement, to have the Guadalupe Oil fields returned to the Family Trust, and to recover unspecified damages against Borel and others for alleged mismanagement of the Guadalupe Oil field and for sale of the property. In a 1998 trial of the action to remove Borel as trustee, the then plaintiff beneficiaries submitted expert testimony to the effect that Borel’s actions had damaged the Family Trust in the amount of $102 million. The trial court found this testimony unpersuasive in that context, and Borel and the other defendants prevailed in that action. Borel will continue to litigate these matters vigorously. While the ultimate outcome cannot be predicted with certainty, at the present time, Borel’s management, based on consultation with legal counsel, believes there is no basis to conclude that liability with respect to these matters is probable or that such liability can be reasonably estimated.

Adverse developments in these lawsuits could have a material adverse effect on Borel’s business or the combined business of Boston Private’s banks.

Boston Private is subject to regulatory capital adequacy guidelines, and if Boston Private fails to meet these guidelines Boston Private’s financial condition would be adversely affected.

Under regulatory capital adequacy guidelines and other regulatory requirements, Boston Private and its banks must meet guidelines that include quantitative measures of assets, liabilities, and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. If Boston Private fails to meet these minimum capital guidelines and other regulatory requirements, Boston Private’s financial condition would be materially and adversely affected. The regulatory accords on international banking institutions to be reached by the Basel Committee on Banking Supervision may require Boston Private to meet additional capital adequacy measures. Boston Private cannot predict the final form of, or the effects of, the regulatory accords. Boston Private’s failure to maintain the status of “well capitalized” under Boston Private’s regulatory framework could affect the confidence of Boston Private’s clients, thus compromising Boston Private’s competitive position. In addition, failure to maintain the status of “well capitalized” under Boston Private’s regulatory framework or “well managed” under regulatory examination procedures could compromise Boston Private’s status as a bank holding company and related eligibility for a streamlined review process for acquisition proposals.

The merger may fail to qualify as reorganization for federal income tax purposes, resulting in corporate tax liability.

Gibraltar Financial and Boston Private both intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the IRS will not provide a ruling on the matter, Gibraltar Financial and Boston Private each will, as a condition to the closing, obtain an opinion from counsel that the merger will constitute a reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, the merger will be treated for tax purposes as a taxable sale of Gibraltar Financial’s assets to Boston Private followed by a liquidation of Gibraltar Financial, with Boston Private as Gibraltar Financial’s successor liable for the associated corporate tax.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents to which it refers contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, including, without limitation:

•	statements about the benefits of the merger, including future financial and operating results, market position or prospects, enhanced revenues, and accretion to reported earnings that may be realized from the transaction;

•	statements about the timing of the merger and receipt of stockholder and regulatory approval and expenses associated with the merger;

•	statements with respect to the strength of Boston Private’s and/or Gibraltar Financial’s business and their plans, objectives, expectations and intentions and other statements that are not historical facts;

•	statements with respect to Boston Private’s wealth management initiatives in Florida;

•	statements about the integration of Gibraltar Financial’s business and operations into Boston Private; and

•	other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions.

You should read statements that contain these words carefully because they discuss Boston Private’s and/or Gibraltar Financial’s future expectations, contain projections of Boston Private’s and/or Gibraltar Financial’s future results of operations or financial condition, or state other forward-looking information. Boston Private and Gibraltar Financial believe that it is important to communicate their future expectations to their investors. However, there may be events in the future that Boston Private and/or Gibraltar Financial are not able to accurately predict or control and that may cause their actual results to differ materially from the expectations described in any forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this document. Readers should not place undue reliance on Boston Private’s and/or Gibraltar Financial’s forward-looking statements. Before you vote, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this document could harm Boston Private’s and/or Gibraltar Financial’s business, prospects, operating results and financial condition. Except as may be required by the applicable law, Boston Private and Gibraltar Financial do not undertake or intend to update any forward-looking statements after the date of this document.

Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this document. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from Boston Private’s or Gibraltar Financial’s forward-looking statements are set forth under the headings “Management’s Discussion and Analysis of Gibraltar Financial’s Financial Condition and Results of Operations” and “Risk Factors”. Forward-looking statements are based on the current assumptions and beliefs of and information currently available to management and are only expectations of future results. The actual results of Boston Private and Gibraltar Financial could differ materially from those projected in the forward-looking statements as the result of, among other factors, Boston Private’s and Gibraltar Financial’s ability to consummate the merger in a timely manner, the risk that difficulties will arise in connection with the integration of the operations of Gibraltar Financial’s businesses with the operations of Boston Private’s banking, investment management or wealth management businesses, the passing of adverse government regulation, and changes in assumptions used in making such forward-looking statements. This is not an exhaustive list and as a result of variations in any of these factors actual results may differ materially from any forward-looking statements. Many of the factors are beyond Boston Private’s and Gibraltar Financial’s ability to control or predict.

Forward-looking statements speak only as of the date they are made. You should not place undue reliance on these forward-looking statements. Boston Private and Gibraltar Financial will not update forward-looking statements to reflect facts, assumptions, circumstances or events which have changed after a forward-looking statement was made.

THE COMPANIES

Boston Private

Boston Private is a wealth management company that offers comprehensive financial services to high net worth individuals, their companies and selected institutions. Boston Private seeks to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. Boston Private believes the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth expected over the next decade. Its clients have complex financial situations and Boston Private seeks to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach. Its core strategy can be described as follows:

•	Target the newly affluent. Boston Private offers financial services to the newly affluent at each stage of the typical financial life cycle. In the early stages, these services typically take the form of debt products—residential “jumbo” mortgages or commercial loans to privately owned businesses. In the latter stages, Boston Private offers asset management services and, in between, it offers financial planning services such as tax planning, estate planning, and asset allocation consulting. Finally, Boston Private expects these clients to migrate to its fiduciary services over time.

•	Build presence in attractive geographic markets through acquisitions and organic growth. Boston Private intends to expand its franchise to additional centers of intellectual and investment capital in the United States. These areas are conducive to new business formation and therefore the creation of new wealth. Boston Private currently has a presence in New England with its subsidiaries Boston Private Bank & Trust Company; Westfield Capital Management Company, LLC; RINET Company, LLC; and Boston Private Value Investors, Inc.; in Northern California with its subsidiaries Borel Private Bank & Trust Company and Sand Hill Advisors, Inc. and its investment in Bingham, Osborn & Scarborough, LLC; in Southern California with its subsidiary First State Bank of California; in the New York Metropolitan Region with its subsidiaries Dalton, Greiner, Hartman, Maher & Co., LLC, and KLS Professional Advisors Group, LLC; and in the Pacific Northwest with its investment in Coldstream Capital Management, Inc. As Boston Private continues to grow, it will look to enter other attractive markets including southern Florida, Denver, Chicago, Austin/Ft. Worth, Atlanta and the Mid Atlantic.

•	Develop regional clusters. Within each of the regions that Boston Private targets, it intends to offer three key services: private banking, investment management and financial planning. A regional cluster will be composed of three or more affiliates, each with a focus on one of these services. Through a cluster approach, Boston Private is better able to deepen client relationships by expanding its service offering within a region to meet the specialized needs of wealthy clients.

•	Maintain decentralized management. Boston Private believes that its affluent clients respond to localized relationship management and take comfort in having their trusted financial advisor within close proximity. By keeping local management in place and giving them the autonomy to run their business with centralized support from Boston Private’s management team, Boston Private maintains the benefit of an affiliate’s local reputation while leveraging its expertise. Through this strategy, Boston Private is better able to build high-touch, service-oriented relationships with its clients.

Boston Private was incorporated in Massachusetts in 1987 and is a registered bank holding company under the Bank Holding Company Act. Its address is Ten Post Office Square, Boston, Massachusetts 02109 and its telephone number at that location is (617) 912-1900. You can find additional information regarding Boston Private in Boston Private’s filings with the Securities and Exchange Commission referenced in the section of this document titled “Where You Can Find More Information” beginning on page 123.

Gibraltar Financial

Gibraltar Financial is a unitary thrift holding company with approximately $970 million in total consolidated assets as of March 31, 2005. Its address is 220 Alhambra Circle, Coral Gables, Florida 33134 and its telephone number at that location is (305) 476-5501. Gibraltar Financial, through its sole banking subsidiary, Gibraltar Bank operates five branches in Florida. Gibraltar Bank is a federally chartered savings bank providing a broad range of traditional commercial banking services and wealth management services. Gibraltar Financial’s primary market area consists of: (1) Miami-Dade county; (2) Broward county on the east coast of Florida; and (3) Monroe County, which encompasses the Florida Keys.

The Surviving Company

After the merger, Boston Private will survive. Gibraltar Financial’s wholly-owned subsidiary, Gibraltar Bank, will be a wholly-owned subsidiary of Boston Private, with two additional directors of Gibraltar Bank designated by Boston Private. The management of Gibraltar Bank will continue as it was prior to the merger. Gibraltar Bank’s business will be integrated into the family of offerings of Boston Private.

THE SPECIAL MEETING

Gibraltar Financial’s board of directors is soliciting proxies in connection with the special meeting of its shareholders to vote on the proposal to approve and adopt the merger agreement and at any adjournments or postponements of the special meeting. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. Gibraltar Financial’s board of directors knows of no such other matters except those incidental to the conduct of the meeting.

Date, Time and Place of the Special Meeting

                                                 ,                     , 2005

                                      a.m. (local time)

Purpose

At the special meeting, you will be asked to consider and vote on proposals:

1. To approve and adopt the Agreement and Plan of Merger, dated as of April 18, 2005, by and between Boston Private and Gibraltar Financial, as it may be amended from time to time.

2. To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve proposal (1).

3. To act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof.

Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement. The merger agreement is attached as Annex A to this document. Please read each agreement and the other information contained in this document carefully before deciding how to vote.

Record Date; Outstanding Shares and Shares Entitled to Vote

Gibraltar Financial’s board has fixed the close of business on                     , 2005 as the record date for determination of its shareholders entitled to notice of and to vote at the special meeting. The only outstanding securities entitled to vote on the merger agreement are shares of Gibraltar Financial common stock.

At the close of business on the record date,              shares of Gibraltar Financial common stock were issued and outstanding. They were held of record by approximately              shareholders. Shareholders of record on the record date will be entitled to one vote per share of common stock on any matter that properly comes before the special meeting and any adjournment or postponement of that meeting.

Quorum and Abstentions

A majority of the shares of Gibraltar Financial common stock outstanding on the record date must be present at the meeting either in person or by proxy to establish a quorum. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. However, those shares will be treated as a vote against the merger agreement. If a quorum is not present, Gibraltar Financial expects to adjourn or postpone the meeting to solicit additional proxies.

Vote Required

To approve and adopt the merger agreement, a quorum must be present at the special meeting and the holders of 66 2/3% of the outstanding shares of Gibraltar Financial common stock entitled to vote must vote in favor of the proposals. On the record date, Gibraltar Financial’s directors and officers owned              shares or         % of Gibraltar Financial’s total outstanding shares entitled to vote. The directors of Gibraltar Financial have agreed with Boston Private to vote certain shares of Gibraltar Financial common stock they own constituting in the aggregate approximately 39.0% of the outstanding Gibraltar Financial common stock in favor of the merger agreement. Although they are not obligated to do so, Gibraltar Financial currently expects these directors to vote all of their Gibraltar Financial shares (approximately 64.5% of the outstanding shares of Gibraltar Financial) in favor of the merger. If you fail to vote or abstain from voting, it will have the effect of a vote against the proposals.

Voting of Proxies; Revocation of Proxies

You are requested to complete, date and sign the accompanying proxy card and promptly return it to Gibraltar Financial. All properly executed proxies received prior to taking the vote at the special meeting and not revoked, will be voted as instructed on the proxy card. If a proxy card is signed and returned without indicating any voting instructions, the shares represented by the proxy will be voted FOR adoption and approval of the merger agreement and in the discretion of the individuals named as proxies as to any other matter that may come before the special meeting including, among other things, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies. No proxy which is voted against the proposals will be voted in favor of any adjournments or postponements of the meeting.

You may revoke your proxy at any time before it is voted at the special meeting by:

•	sending Gibraltar Financial a written notice stating that you revoke your proxy at the address listed below;

•	completing a new proxy card, dated a later date than the first proxy card, and sending it to Gibraltar Financial at the address listed below, which proxy card will automatically replace any earlier dated proxy card that you returned; or

•	attending the special meeting and voting in person.

You should send any notice of revocation or your completed new proxy card, as the case may be, to:

Gibraltar Financial Corporation

220 Alhambra Circle

Fifth Floor

Coral Gables, FL 33134

Attention: Lourdes Gomez

(305) 476-5501

or

[Exchange Agent Contact Information]

Expenses of Solicitation of Proxies

Gibraltar Financial will assume the cost of solicitation of proxies from you. In addition to solicitation by mail, Gibraltar Financial’s directors, officers and employees may solicit proxies from shareholders by telephone, facsimile or in person; however, they will not be paid any additional compensation for such services.

Other Matters

Gibraltar Financial is not aware of any business or matter other than those indicated above that may be properly presented at the special meeting. If, however, any other matter properly comes before the special meeting, the proxy holders will, in their discretion, vote the proxies in accordance with their best judgment.

The matters to be considered at the special meeting are of great importance to you. Accordingly, you are urged to read and carefully consider the information presented in this document and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

Appraisal Rights

Under applicable Florida law, if you do not vote to approve the merger agreement and if you follow certain procedures in lieu of receiving the merger consideration, you have the right to receive payment in cash for the appraised fair value of your shares of Gibraltar Financial common stock. If you are seeking to exercise your statutory appraisal rights, you must follow certain procedures as outlined in Chapter 607 of the 2004 Florida Business Corporation Act. Merely voting against the merger agreement will not preserve your appraisal rights. The statutory procedures for perfecting appraisal rights under Florida law are described in the section of this document titled “The Merger—Appraisal Rights” beginning on page 52. The relevant sections of the Florida law governing this process are reprinted in their entirety and attached to this document as Annex D.

THE MERGER

General

Gibraltar Financial Corporation will merge with and into Boston Private. As a result of the merger, Gibraltar Bank will become a wholly-owned subsidiary of Boston Private and you will become a Boston Private stockholder. In connection with the merger, Boston Private will nominate two directors to the board of directors of Gibraltar Bank. The transaction is structured as a tax-free reorganization to the companies and will be accounted for under the purchase method of accounting.

Background of the Merger

As part of Gibraltar Financial’s continuing efforts to improve its private banking and wealth management franchise and to enhance shareholder value, the Gibraltar Financial board of directors and its senior management periodically have reviewed Gibraltar Financial’s strategic alternatives and assessed various opportunities. These have included growing, with internally generated funds and by accessing the public equity markets, and potentially affiliating or entering into a business combination with another financial institution or financial services company. From time to time in the recent past, representatives of Gibraltar Financial and of other institutions have engaged in preliminary discussions concerning the possibility of a business combination transaction. From time to time, Gibraltar Financial has consulted with Sandler O’Neill to assist it in evaluating the possibility of a strategic alliance or business combination with another institution.

Mr. Vaill contacted Mr. Hayworth in early 2005, and expressed an interest in the possibility of a transaction between Boston Private and Gibraltar Financial. The President and Chief Executive Officer of Gibraltar Financial, Steven D. Hayworth, had previously met Boston Private’s Chief Executive Officer, Timothy L. Vaill, and the two had previously had exploratory contacts relating to a possible transaction. During February 2005, Boston Private and representatives of Sandler O’Neill, at Gibraltar Financial’s request, met and had several conversations to explore the possible structure and financial terms of a potential transaction between Boston Private and Gibraltar Financial. Sandler O’Neill informed senior representatives of Gibraltar Financial of these discussions as they occurred. Following continued discussions, Boston Private and Gibraltar Financial entered into a confidentiality agreement. In late February of 2005, at Gibraltar Financial’s request, Sandler O’Neill asked Boston Private to submit a written indication of interest regarding a potential transaction between Boston Private and Gibraltar Financial.

In mid-March 2005, Gibraltar Financial received Boston Private’s written indication of interest, in which Boston Private expressed its continued interest in pursuing a business combination transaction with Gibraltar Financial, and Gibraltar Financial reviewed Boston Private’s written indication of interest with Sandler O’Neill. Boston Private’s indication of interest proposed, among other things, to acquire 100% of Gibraltar Financial, including all of Gibraltar Financial’s outstanding common stock and common stock equivalents, for aggregate consideration payable in a mix of 55% Boston Private stock and 45% cash consideration then valued at approximately $260 million based on the average closing price of $26.98 for Boston Private’s common stock.

After discussion among members of the Gibraltar Financial board of directors, Gibraltar Financial’s management and Sandler O’Neill of Boston Private’s indication of interest, members of Gibraltar Financial’s board and management decided to pursue the opportunity to engage in a transaction with Boston Private. The management and representatives of Gibraltar Financial held discussions with Boston Private to determine if a business combination involving Boston Private and Gibraltar Financial on mutually agreeable terms could be reached and finalized in a timely manner.

On March 21, 2005, Mr. Hayworth, James T. Dyke, a member of Gibraltar Financial’s board of directors, and representatives of Sandler O’Neill met with Mr. Vaill and other senior executives of Boston Private and Boston Private’s financial advisors, Keefe, Bruyette & Woods, Inc. At this meeting, the parties discussed the financial and other key terms of a potential transaction. At this meeting, the parties discussed a formula for calculating the deal value based on a fixed amount of cash of $130 million and a fixed number of Boston Private shares of 4,255,336. After discussing the terms of Boston Private’s proposal, Gibraltar Financial and Boston Private determined to commence mutual due diligence investigations and negotiations regarding definitive documentation for a potential merger. Over the next several weeks, senior management of Boston Private and Gibraltar Financial and their respective financial and legal advisors conducted their respective due diligence investigations.

Also during this time, Gibraltar Financial management and its representatives held a series of discussions with Boston Private management and its representatives about the proposed combination, including further negotiations regarding the financial and business terms of the transaction. Gibraltar Financial consulted with its counsel, Wachtell, Lipton, Rosen & Katz, concerning Boston Private’s proposal, including the proposed terms of the merger and proposed employment and non-competition arrangements.

While these discussions proceeded, Wachtell Lipton and counsel to Boston Private, Goodwin Procter LLP, began to draft and negotiate definitive documentation with respect to the proposed merger, including the merger agreement, the Gibraltar Financial board of directors’ voting agreements and registration rights agreement, as well as an employment agreement and a non-compete agreement to be entered into by Mr. Hayworth.

On April 18, 2005, the Gibraltar Financial board of directors held a special meeting of the board of directors in Coral Gables, Florida, at which members of Gibraltar’s senior management and representatives of Sandler O’Neill and Wachtell Lipton were also present. At the meeting, Mr. Hayworth and David S. Kirkland, Chairman of the Gibraltar Financial board of directors, reviewed with the Gibraltar Financial board of directors information regarding Boston Private, Gibraltar Financial and the terms of the proposed transaction. Sandler O’Neill reviewed with the Gibraltar Financial board of directors additional information, including financial information regarding the two companies and the transaction, as well as information regarding peer companies and comparable transactions. Sandler O’Neill rendered to the Gibraltar Financial board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the assumptions and limitations on review described to the board and other matters as Sandler O’Neill considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of Gibraltar Financial common stock. See “Opinion of Gibraltar Financial Corporation’s Financial Advisor.”

Representatives of Wachtell Lipton were also present at the meeting and discussed with the Gibraltar board of directors the legal standards applicable to its decisions and actions with respect to the proposed transactions, reviewed in detail the legal terms of the proposed merger and other related documents and the legal approvals required to complete the merger, as well as reviewing for the board draft resolutions it would consider in connection with the merger.

Following review and discussion among the members of the Gibraltar Financial board of directors, including questions to Gibraltar Financial management and to Wachtell Lipton and Sandler O’Neill, the Gibraltar Financial board of directors unanimously approved the merger agreement and the resolutions approving the merger agreement and approving and adopting related matters, determined that the merger consideration was fair to Gibraltar Financial and its shareholders and recommended that Gibraltar Financial shareholders vote their shares in favor of approving and adopting the merger agreement. The board also approved the voting agreements and authorized Mr. Hayworth to enter into the proposed employment arrangements with Boston Private.

On April 18, 2005, the Boston Private board of directors also held a special meeting in Boston, Massachusetts, at which members of Boston Private’s senior management and representatives of Goodwin Procter and Keefe, Bruyette & Woods, Inc., Boston Private’s financial advisor, were present. At the meeting, Mr. Vaill and Walter M. Pressey, President of Boston Private, reviewed with the Boston Private board of directors information regarding Gibraltar Financial, as well as the terms of the proposed transaction. Keefe, Bruyette & Woods reviewed with the Boston Private board of directors additional information, including financial information regarding the two companies and the transaction, as well as information regarding peer companies and comparable transactions. Keefe, Bruyette & Woods rendered to the Boston Private board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters as Keefe, Bruyette & Woods considered relevant, the proposed merger consideration was fair, from a financial point of view, to shareholders of Boston Private.

Representatives of Goodwin Procter were also present at the meeting and reviewed in detail the legal terms of the proposed merger and other related documents and the legal approvals required to complete the merger, as well as reviewing for the board draft resolutions it would consider in connection with the merger.

Following review and discussion among the members of the Boston Private board of directors, including questions to Boston Private’s management and to Goodwin Procter and Keefe, Bruyette & Woods, the Boston Private board of directors unanimously approved the merger agreement and the resolutions approving the merger agreement and approving and adopting related matters.

Gibraltar Financial and Boston Private executed the merger agreement on April 18, 2005 and thereafter issued a joint press release publicly announcing the transaction.

Reasons for the Merger

The following is a discussion of the parties’ reasons for the merger and factors considered by each board of directors in evaluating the merger agreement and related transactions including the merger.

Gibraltar Financial’s Reasons for the Merger

The Gibraltar Financial board of directors unanimously approved the merger agreement and unanimously recommends that Gibraltar Financial shareholders vote for the approval and adoption of the merger agreement.

The Gibraltar Financial board has determined that the merger is fair to, and in the best interests of, Gibraltar Financial’s shareholders. In reaching its unanimous decision to approve the merger agreement, including the merger, and to recommend the merger agreement to its shareholders, the Gibraltar Financial board consulted with its financial advisor with respect to the financial aspects and fairness of the transaction from a financial point of view, with its legal counsel as to its legal duties and the terms of the merger agreement and with Gibraltar Financial’s management. In arriving at its determination, the Gibraltar Financial board also considered a number of factors, including but not limited to the following:

•	its understanding of Gibraltar Financial’s business, operations, financial condition, earnings and prospects and of Boston Private’s business, operations, financial condition, earnings and prospects, taking into account the results of Gibraltar Financial’s due diligence review of Boston Private;

•	its understanding of Boston Private, including Boston Private’s track record of completing acquisitions of wealth management and financial services companies and integrating those acquisitions into Boston Private’s overall business;

•	its understanding of the current environment in the financial services industry, including continued consolidation, evolving trends in technology and increasing nationwide and global competition and the current financial market conditions;

•	the financial analyses presented by Sandler O’Neill to the Gibraltar Financial board of directors, and the opinion delivered to Gibraltar Financial by Sandler O’Neill, to the effect that, as of April 18, 2005, and based upon and subject to the considerations set forth in the opinion, the merger consideration specified in the merger agreement was fair from a financial point of view to the holders of shares of Gibraltar Financial common stock, and the belief of the Gibraltar Financial board that a mixture of stock and cash consideration is favorable and will result in long-term value for Gibraltar Financial’s shareholders;

•	the option of Gibraltar Financial’s stockholders to elect to receive shares of Boston Private common stock or cash, subject to the limits and adjustments provided in the merger agreement;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Gibraltar Financial and Boston Private, including the ability to cross-sell products and services to existing clients of Boston Private’s other banking and non-banking subsidiaries, particularly those clients who reside part-time, or do business in, Florida;

•	the operational cost savings through shared overhead and services with Boston Private’s other banking subsidiaries;

•	the input and guidance from experienced management at Boston Private and its subsidiaries;

•	the better position of Gibraltar Bank to face current market conditions in Florida than it otherwise would if it remained fully independent given the larger source of available capital and the new economies of scale available to it;

•	the continued ability of Boston Private to develop and offer innovative services to all its customers, including those of Gibraltar Bank, and to expand its current market area, given the increased size and financial strength of the combined entity.

•	the review by the Gibraltar Financial board with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement and the consideration to be paid to Gibraltar Financial shareholders;

•	the regulatory and other approvals required in connection with the merger and the likelihood that, once the definitive merger agreement had been entered into, the merger would be completed;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes which would generally allow Gibraltar Financial shareholders receiving Boston Private common stock in the merger to avoid recognizing gain or loss upon the conversion of shares of Gibraltar Financial common stock into such shares of Boston Private common stock, while allowing Gibraltar Financial shareholders who wished to receive cash to elect to receive their merger consideration in cash, subject to the limits and adjustments provided in the merger agreement;

•	the challenges of combining the businesses, assets and workforces of two major companies and Boston Private’s past experience in this regard;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	Boston Private’s requirement that the merger agreement contain various provisions, including a “no-shop” clause and a termination fee of $11.5 million, and that members of the Gibraltar Financial board of directors enter into agreements to vote certain of their shares of Gibraltar Financial common stock in favor of the merger, which the Gibraltar Financial board of directors understood could limit the willingness of a third party to propose a competing business combination transaction with Gibraltar Financial; and

•	the proposed employment arrangements with Mr. Hayworth, and the fact that some of Gibraltar Financial’s directors and executive officers have other interests in the merger that are in addition to their interests as Gibraltar Financial shareholders. See “Interests of Gibraltar Financial Directors and Officers in the Merger.”

The foregoing discussion of the factors considered by the Gibraltar Financial board of directors is not intended to be exhaustive, but, rather, includes all material factors considered by the Gibraltar Financial board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Gibraltar Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Gibraltar

Financial board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Recommendation of Gibraltar Financial’s Board of Directors

After careful consideration, Gibraltar Financial’s board has unanimously determined that the merger agreement, including the merger, is advisable and in the best interests of its shareholders for the reasons set forth above. Accordingly, the Gibraltar Financial board has unanimously adopted the merger agreement, including the merger, and unanimously recommends that its shareholders vote FOR the adoption and approval of the merger agreement.

Boston Private’s Reasons for the Merger

The Boston Private board has determined that the merger is fair to, and in the best interests of, Boston Private’s shareholders. In reaching its unanimous decision to approve the merger agreement, including the merger, the Boston Private board consulted with Keefe, Bruyette & Woods, its financial advisor, with respect to the financial aspects and fairness of the transaction from a financial point of view, with Goodwin Procter LLP, its legal counsel, as to the terms of the merger agreement and with Boston Private’s senior management. In arriving at its determination, the Boston Private board also considered a number of factors, including but not limited to the following:

•	its understanding of Gibraltar Financial’s business, operations, financial condition, earnings and prospects, taking into account the results of Boston Private’s due diligence review of Gibraltar Financial;

•	its understanding of the current environment in the financial services industry, including continued consolidation, especially in the southern Florida market, evolving trends in technology and increasing nationwide and global competition and the current financial market conditions;

•	the financial analyses presented by Keefe, Bruyette & Woods to the Boston Private board of directors, and the opinion delivered to Boston Private by Keefe, Bruyette & Woods, to the effect that, as of April 18, 2005, and based upon and subject to the considerations set forth in the opinion, the merger consideration specified in the merger agreement was fair from a financial point of view to the holders of shares of Boston Private common stock;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Boston Private and Gibraltar Financial, including the ability to cross-sell products and services to existing clients of Boston Private’s other banking and non-banking subsidiaries, particularly those clients who reside part-time, or do business in, Florida;

•	the operational cost savings through shared overhead and services with Boston Private’s other banking subsidiaries;

•	the ability of Boston Private to expand its current market area, given the increased size and financial strength of the combined entity;

•	the review by the Boston Private board with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement;

•	the regulatory and other approvals required in connection with the merger and the likelihood that, once the definitive merger agreement had been entered into, the merger would be completed;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes;

•	the challenges of combining the businesses, assets and workforces of two major companies and Boston Private’s past experience in this regard;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	Boston Private’s requirement that the merger agreement contain various provisions, including a “no-shop” clause and a termination fee of $11.5 million, and that members of the Gibraltar Financial board of directors enter into agreements to vote certain of their shares of Boston Private common stock in favor of the merger, which the Boston Private board of directors understood could limit the willingness of a third party to propose a competing business combination transaction with Gibraltar Financial; and

•	the continued employment of Mr. Hayworth by the surviving company following the completion of the merger.

The foregoing discussion of the factors considered by the Boston Private board of directors is not intended to be exhaustive, but, rather, includes all material factors considered by the Boston Private board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Boston Private board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Boston Private board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinion of Gibraltar Financial Corporation’s Financial Advisor

By letter dated March 8, 2005, Gibraltar Financial retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Gibraltar Financial in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the April 18, 2005 meeting at which Gibraltar Financial’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of that date, the merger consideration was fair to Gibraltar Financial’s shareholders from a financial point of view. Sandler O’Neill has confirmed its April 18, 2005 opinion by delivering to the board a written opinion dated the date of this document. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Annex E to this document. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges Gibraltar Financial shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Gibraltar Financial board and is directed only to the fairness of the merger consideration to Gibraltar Financial shareholders from a financial point of view. It does not address the underlying business decision of Gibraltar Financial to engage in the merger or any other aspect of the merger and is not a recommendation to any Gibraltar Financial shareholder as to how such shareholder should vote at the special meeting with respect to the merger, the form of consideration such shareholder should elect or any other matter.

In connection with rendering its April 18, 2005 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Gibraltar Financial and Gibraltar Bank that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of Boston Private that Sandler O’Neill deemed relevant;

(4) an internal budget for Gibraltar Financial for the years ending December 31, 2005 through 2008 furnished by and reviewed with senior management of Gibraltar Financial;

(5) an internal budget for Boston Private for the years ending December 31, 2005 through 2008 furnished by and reviewed with senior management of Boston Private;

(6) the pro forma financial impact of the merger on Boston Private, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Boston Private;

(7) the publicly reported historical price and trading activity for Boston Private’s common stock, including a comparison of certain financial and stock market information for Boston Private with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking and savings institutions industries;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Gibraltar Financial the business, financial condition, results of operations and prospects of Gibraltar and held similar discussions with certain members of senior management of Boston Private regarding the business, financial condition, results of operations and prospects of Boston Private.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided by Gibraltar Financial or Boston Private or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill further relied on the assurances of management of Gibraltar Financial and Boston Private that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Gibraltar Financial or Boston Private or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Gibraltar Financial or Boston Private nor has Sandler O’Neill reviewed any individual credit files relating to Gibraltar Financial or Boston Private. Sandler O’Neill assumed, with Gibraltar Financial’s consent, that the respective allowances for loan losses for both Gibraltar Financial and Boston Private are adequate to cover such losses.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with Gibraltar Financial’s consent, that there has been no material change in Gibraltar Financial’s and Boston Private’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Gibraltar Financial and Boston Private will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Gibraltar Financial’s consent, Sandler O’Neill relied upon the advice received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the merger agreement.

In rendering its April 18, 2005 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Gibraltar Financial or Boston Private and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Gibraltar Financial or Boston Private and the companies to which they are being compared.

The financial projections used and relied upon by Sandler O’Neill in its analyses for Gibraltar Financial and Boston Private, were reviewed with the senior managements of Gibraltar Financial and Boston Private, and such managements confirmed to Sandler O’Neill that that those projections reflected the best currently available estimates and judgments of such managements of the future financial performance of Gibraltar Financial and Boston Private, respectively, and Sandler O’Neill assumed that such performances would be achieved. The projections of transaction costs, estimates of purchase accounting adjustments and expected cost savings relating to the merger were reviewed with senior management of Boston Private and such management confirmed to Sandler O’Neill that those projections reflected the best currently available estimates and judgments of such management and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Gibraltar Financial, Boston Private and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Gibraltar Financial board at its April 18, 2005 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Gibraltar Financial’s common stock or Boston Private’s common stock or the prices at which Gibraltar Financial’s or Boston Private’s common stock may be sold at any time.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. The aggregate transaction value was approximately $244.3 million, based upon the $130 million in aggregate cash consideration to be paid in the merger, the 4,255,336 shares of Boston Private common stock to be issued in the merger, the five-day average closing price of Boston Private’s common stock as of April 15, 2005 of $23.24, and the exchange ratio of 7.6318 options for each option to purchase Gibraltar Financial shares. Based upon financial information for Gibraltar Financial for the twelve month period ended December 31, 2004, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction Value/2004 Net Income	28.9	x
Transaction Value/Estimated 2005 Net Income(1)	21.5	x
Transaction Value/Estimated 2006 Net Income(1)	17.4	x
Transaction Value/Tangible Book Value	475%
Transaction Value/Stated Book Value	471%
Tangible Book Premium/ Core Deposits(2)	30%

(1)	Based upon Gibraltar Financial management estimates.
(2)	Core deposits estimated to be $637.8 million. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $244.3 million over tangible book value by core deposits.

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Gibraltar Financial with a group of commercial banks and savings institutions selected by Sandler O’Neill and for Boston Private with a group of commercial banks and a group of asset managers selected by Sandler O’Neill.

The comparable group for Gibraltar Financial consisted of the following publicly traded commercial banks and savings institutions located in Florida:

BankUnited Financial Corporation BankAtlantic Bancorp Incorporated Capital City Bank Group Incorporated Centerstate Banks of Florida Commercial Bankshares Incorporated	Federal Trust Corporation Fidelity Bankshares Incorporated Harbor Florida Bankshares Incorporated Seacoast Banking Corporation of Florida TIB Financial Corporation

The analysis compared financial information for Gibraltar Financial as of and for the twelve-month period ended December 31, 2004 and the data for the comparable peer group. The table below compares the data for Gibraltar Financial as of and for the twelve-month period ended December 31, 2004 and the median data for the comparable peer group with pricing data as of April 15, 2005.

Comparable Group Analysis

Category	Gibraltar Financial	Comparable Group Median
Assets ($M)	$888.2	$1,989.9
Tangible Equity/ Tangible Assets	7.61%	7.08%
LTM ROAA(1)	1.05%	0.88%
LTM ROAE(1)	18.20%	12.40%
Price/ Tangible Book Value	NA	264.93%
Price / LTM EPS	NA	20.60	x
Price / Est. EPS 2005	NA	17.19	x
Price / Est. EPS 2006	NA	15.40	x
Price / 52-Week High	NA	87.33	x
Market Capitalization ($M)	NA	$409.0

(1)	LTM ROAA and LTM ROAE are pro forma assuming a 39% tax rate; Gibraltar Financial is currently a Subchapter-S company and not subject to federal income tax.

The comparable commercial bank group for Boston Private consisted of the following publicly traded banks (listed alphabetically):

Bank of New York Company, Inc. Bryn Mawr Bank Corporation City National Corporation First Republic Bank Investors Financial Services Corporation Mellon Financial Corporation	Northern Trust Corporation PrivateBancorp Incorporated Signature Bank State Street Corporation Washington Trust Bancorp, Incorporated Wilmington Trust Corporation

The comparable asset manager group for Boston Private consisted of the following publicly traded asset managers (listed alphabetically):

Affiliated Managers Group Incorporated Alliance Capital Management Holding L.P. Eaton Vance Corporation Gabelli Asset Management Incorporated	Janus Capital Group Incorporated Legg Mason Incorporated Nuveen Investments Incorporated T. Rowe Price Group Incorporated Waddell & Reed Financial Incorporated

The analysis compared publicly available financial and market trading information for Boston Private with the information of the respective peer groups for Boston Private as of and for the twelve-month period ended December 31, 2004. The table below compares the data for Boston Private as of and for the twelve-month period ended December 31, 2004 and the median data for the comparable peer groups with pricing data as of April 15, 2005.

Comparable Group Analysis

Category	Boston Private(1)		Comparable Bank Group Median		Asset Manager Group Median
Assets ($M)	$3,270.3		$10,697.6		$1,303.4
Tangible Equity/ Tangible Assets	4.35%		5.69%		NA
LTM ROAA	1.18%		1.29%		15.45%
LTM ROAE	11.42%		15.52%		22.49%
Price/ Tangible Book Value	479.44%		321.65%		796.82%
Price / LTM EPS	19.69	x	17.84	x	20.74	x
Price / Est. EPS 2005	17.09	x	15.43	x	18.11	x
Price / Est. EPS 2006	14.53	x	13.96	x	15.90	x
Price / 52-Week High	81.03%		84.81	x	79.98%
Market Cap. ($M)	$642.8		$2,586.2		$3,094.6

(1)	Based upon the five-day average closing price of Boston Private common stock of $23.24 as of April 15, 2005.

Stock Trading History

Sandler O’Neill reviewed the history of the reported trading prices and volume of Boston Private’s common stock for the one-year period ended April 15, 2005. Sandler O’Neill compared the relationship between the movements in the price of Boston Private’s common stock to movements in the prices of the NASDAQ Bank Index, S&P 500 Index, and the weighted average (by market capitalization) performance of composite peer groups of publicly traded commercial banks and publicly traded asset managers selected by Sandler O’Neill for Boston Private. The composition of the peer groups for Boston Private is discussed under the relevant section under “Comparable Company Analysis” below.

Boston Private’s Stock Performance

	Beginning Index Value April 15, 2004	Ending Index Value April 15, 2005
BPFH	100.00%	87.82%
BPFH Bank Peer Group	100.00	91.83
BPFH Asset Manager Peer Group	100.00	106.63
NASDAQ Bank Index	100.00	101.05
S&P Bank Index	100.00	107.41

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed ten merger transactions announced from January 1, 2004 through April 15, 2005 involving commercial banks and savings institutions acquired in Florida with announced transaction values greater than $100 million. Sandler O’Neill also reviewed 64 merger transactions announced in the United States from January 1, 2004 through April 15, 2005 involving commercial banks and savings institutions with announced transaction values greater than $100 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ earnings per share, transaction price to estimated earnings per share, transaction price to book value per share, transaction price to tangible book value per share, and tangible book premium to core deposits. Sandler O’Neill computed a high, low, mean, and median multiples and premiums for the transactions. The median multiples from the Florida group and the median multiples for the nationwide group were applied to Gibraltar Financial’s financial information as of and for the twelve months ended December 31, 2004. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values for Gibraltar Financial common stock (on an aggregate basis) of $146.2 million to $259.0 million based upon the median multiples for the commercial bank and savings institution transactions in the Florida group and $124.8 million to $208.3 based upon the median multiples for commercial bank and savings institution transactions in the nationwide group.

Comparable Transaction Multiples

	Median Florida Multiple	Implied Value ($M)	Median Nationwide Multiple	Implied Value ($M)
Transaction Price/LTM EPS	27.78x	$235.2	22.74x	$192.6
Transaction Price/ Est. EPS	22.74x	$259.0	18.29x	$208.3
Transaction Price/Book Value	281.87%	$146.2	240.59%	$124.8
Transaction Price/Tangible Book Value	309.35%	$159.2	300.73%	$154.8
Tangible Book Premium/Core Deposits(1)	29.03%	$236.6	24.12%	$205.3

(1)	Gibraltar Financial’s total core deposits are estimated at $637.8 million. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $244.3 million over tangible book value by core deposits.

Discounted Dividend Stream and Terminal Value Analysis

Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Gibraltar Financial through December 31, 2008 under various circumstances, assuming Gibraltar Financial’s projected dividend stream and that Gibraltar Financial performed in accordance with the management’s budgets through 2008. To approximate the terminal value of Gibraltar Financial at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 14.0x to 24.0x and multiples of tangible book value ranging from 200% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8.5% to 14.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Gibraltar Financial common stock. As illustrated in the following tables, this analysis indicated an imputed range of values for Gibraltar Financial common stock of $174.5 million to $371.0 million when applying the price/earnings multiples and $134.5 million to $333.7 million when applying multiples of tangible book value.

Earnings Multiples ($M)

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
8.50%	216.44	247.36	278.28	309.20	340.12	371.04
9.50%	208.64	238.44	268.25	298.06	327.86	357.67
10.50%	201.19	229.93	258.67	287.41	316.15	344.89
11.50%	194.07	221.79	249.51	277.24	304.96	332.69
12.50%	187.26	214.01	240.76	267.51	294.26	321.01
13.50%	180.75	206.57	232.39	258.21	284.03	309.85
14.50%	174.51	199.44	224.37	249.31	274.24	299.17

Tangible Book Value ($M)

Discount Rate	200%	240%	280%	320%	360%	400%
8.50%	166.86	200.23	233.60	266.97	300.34	333.71
9.50%	160.84	193.01	225.18	257.35	289.52	321.69
10.50%	155.10	186.12	217.14	248.16	279.18	310.20
11.50%	149.61	179.53	209.45	239.38	269.30	299.22
12.50%	144.36	173.23	202.11	230.98	259.85	288.72
13.50%	139.34	167.21	195.08	222.95	250.81	278.68
14.50%	134.54	161.44	188.35	215.26	242.17	269.07

In addition, Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Boston Private through December 31, 2008 under various circumstances, assuming Boston Private’s projected dividend stream and that Boston Private performed in accordance with management’s budgets through 2008. To approximate the terminal value of Boston Private common stock at December 31, 2008, Sandler O’Neill applied price to LTM earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 275% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8.5% to 14.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Boston Private common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share for Boston Private common stock of $17.23 to $35.60 when applying multiples of the price to earnings multiples and $19.88 to $34.92 when applying multiples of tangible book value.

Earnings Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
8.50%	21.25	24.12	26.99	29.86	32.73	35.60
9.50%	20.50	23.27	26.04	28.80	31.57	34.34
10.50%	19.79	22.46	25.12	27.79	30.46	33.13
11.50%	19.11	21.68	24.25	26.83	29.40	31.98
12.50%	18.45	20.94	23.42	25.91	28.39	30.87
13.50%	17.83	20.23	22.62	25.02	27.42	29.82
14.50%	17.23	19.55	21.86	24.18	26.49	28.81

Tangible Book Value

Discount Rate	275%	300%	325%	350%	375%	400%
8.50%	24.51	26.59	28.67	30.76	32.84	34.92
9.50%	23.65	25.66	27.66	29.67	31.68	33.69
10.50%	22.82	24.76	26.70	28.63	30.57	32.50
11.50%	22.04	23.91	25.77	27.64	29.51	31.38
12.50%	21.29	23.09	24.89	26.69	28.49	30.30
13.50%	20.57	22.31	24.04	25.78	27.52	29.26
14.50%	19.88	21.56	23.24	24.92	26.59	28.27

In connection with its analyses, Sandler O’Neill considered and discussed with the Gibraltar Financial board how the present value analyses would be affected by changes in the underlying assumptions, including, variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on December 31, 2005; (2) $130 million in cash and 4,255,336 shares of Boston Private common shares are issued in the merger and options to purchase Gibraltar Financial common stock are exchanged for Boston Private options at an exchange ratio of 7.6318x; (3) net income projections for Gibraltar Financial are consistent with per share estimates for 2005 confirmed with Gibraltar Financial’s senior management; (4) earnings per share projections for Boston Private are consistent with per share estimates for 2005 confirmed with Boston Private senior management; (5) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of Boston Private; (6) that Boston Private would utilize its forward contract with Merrill Lynch to sell 1.6 million shares at a price of $22.596; (7) additional borrowings by Boston Private through a line of credit of $38 million at cost of 5% and (8) Boston Private issues $50 million of trust preferred at a cost of 7% per annum. The analyses indicated that for the year ending December 31, 2006, the merger would be slightly dilutive to Boston Private’s projected earnings per share and, at December 31, 2005 (the assumed closing date of the merger) the merger would be dilutive to Boston Private’s tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

High Intangibles Assets to Equity Analysis

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Boston Private (giving effect to its acquisition of Gibraltar Financial) with a peer group of commercial banks and savings institutions with intangible assets / total equity of greater than 50.70%.

The comparable high intangibles group for Boston Private consisted of the following publicly traded banks (listed alphabetically):

Access Anytime Bancorp Incorporated

Boston Private Financial Holdings

Central Pacific Financial Corporation

Commercial Capital Bancorp Incorporated

First Community Bancorp

First Community Corporation

Hanmi Financial Corporation

Independence Community Bank Corporation

M&T Bank Corporation

Mellon Financial Corporation

New York Community Bancorp

North Fork Bancorporation, Incorporated

Omega Financial Corporation

Partners Trust Financial

Placer Sierra Bancshares

Prosperity Bancshares, Incorporated

Umpqua Holdings Corporation

Vail Banks Incorporated

The analysis compared financial information for the combined company as of December 31, 2005, the assumed closing date of the merger, or for the twelve-month period ending December 31, 2006, the assumed first full year of operations, and the data for the comparable peer group for the twelve-month period ended December 31, 2004. The table below compares the data for the pro forma company as of December 31, 2005 or for the twelve-month period ended December 31, 2006, as applicable, and the median data for the comparable peer group for the twelve-month period ended December 31, 2004 with pricing data as of April 15, 2005.

Comparable Transaction Multiples

Category	Pro Forma Combined Company		High Intangibles Group Median
Assets ($M)(1)	$5,013.4		$3,565.7
Tangible Equity/ Tangible Assets(1)	3.16%		5.28%
Fully Converted Tangible Equity/Tangible Assets(2)	5.40%		5.28%
Intangible Assets/Total Equity(1)	71.88%		58.54%
LTM ROAA(3)	1.15%		1.31%
LTM ROAE(3)	11.24%		11.28%
Price/ Tangible Book Value(1)	535.74%		399.75%
Price / LTM EPS(1)	19.69	x	17.19	x
Price / Est. EPS 2005	17.09	x	14.52	x
Price / Est. EPS 2006	14.61	x	12.63	x
Price / 52-Week High	81.03%		83.16%
Market Capitalization ($M)	$818.7		$735.3

(1)	As at transaction close, assumed to be December 31, 2005.
(2)	Assumes conversion of $105 million in convertible trust preferred.
(3)	For the first twelve months as a combined company, assumed to end December 31, 2006.

Gibraltar Financial has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $             (based upon the closing price of Boston Private common stock on                     , 2005), of which $673,201 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O’Neill has also received a fee of $300,000 for rendering its opinion, to be credited against the transaction fee payable upon closing of the merger as described above. Gibraltar Financial has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has provided certain other investment banking services to Gibraltar Financial in the past and has received compensation for such services. In addition, Sandler O’Neill has in the past provided certain investment banking services to Boston Private and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the merger.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Gibraltar Financial and Boston Private and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Boston Private or its affiliates and the debt securities of Gibraltar Financial and/or Boston Private for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of Gibraltar Financial Directors and Officers in the Merger

In considering the recommendation of the Gibraltar Financial board of directors to adopt the merger agreement, Gibraltar Financial’s shareholders should be aware that some of Gibraltar Financial’s directors and executive officers have financial interests in the merger and have arrangements that are different from, or in addition to, those of Gibraltar Financial’s shareholders generally. The Gibraltar Financial board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt the merger agreement and to recommend that Gibraltar Financial’s shareholders vote in favor of adopting and approving the merger agreement.

Equity Compensation Awards

The merger agreement provides that upon completion of the merger, each Gibraltar Financial stock option, including those held by executive officers and directors of Gibraltar Financial, will vest in full and be converted into Boston Private stock options based on an exchange ratio of 7.6318. The merger agreement further provides that upon completion of the merger, each share of Gibraltar Financial restricted stock, including those held by executive officers and directors of Gibraltar Financial, will vest in full and be converted into the merger consideration on terms and conditions applicable to all other holders of Gibraltar Financial common stock. In addition, the merger agreement provides that, upon completion of the merger, each Gibraltar Financial stock appreciation right, including those held by executive officers and directors of Gibraltar Financial other than Mr. Hayworth, will be converted into the right to receive the merger consideration on the first anniversary of the completion of the merger or, if earlier, upon a constructive termination or a termination of the holder’s employment without “cause.” Based on equity compensation award holdings by executive officers and directors of Gibraltar Financial as of April 18, 2005 and assuming that the merger is completed on October 1, 2005, upon completion of the merger, Messrs. Hayworth, Caron, Mechoso, Raffalski and Damian and the remaining executive officers and directors, respectively, as a group, would vest in the following number of Gibraltar Financial stock options and shares of restricted stock and be paid the following amounts on the first anniversary of the merger with respect to their Gibraltar Financial stock appreciation rights:

Name	Gibraltar Financial Shares Subject to Options	Gibraltar Financial Restricted Shares	Amounts Payable with Respect to Stock Appreciation Rights
Steven D. Hayworth	61,000	0	$3,078,313
Antoine P. Caron	7,500	0	$1,290,881
Peter Raffalski	4,500	0	$958,383
Fred Sandstrom	1,750	0	$0
Other Directors as a Group (3 persons)	2,000	0	$0

The treatment of any stock appreciation rights held by Mr. Hayworth upon completion of the merger is set forth in his employment agreement, which is described below.

Employment Agreement with Mr. Steven D. Hayworth

Boston Private has entered into an employment agreement, dated as of April 18, 2005, with Mr. Steven D. Hayworth, the current Chief Executive Officer of Gibraltar Financial. The agreement provides for a term of employment commencing upon completion of the merger and ending on January 31, 2011, unless sooner terminated in accordance with the terms of the agreement. During the term, Mr. Hayworth will serve as President, Chief Executive Officer and Chairman of the Board of Directors of Gibraltar Bank and as a member of the Chairman’s Advisory Council for Boston Private. During the term, Mr. Hayworth will report to the Chief Executive Officer or the Board of Directors of Boston Private.

Upon completion of the merger, Mr. Hayworth will receive a lump sum cash payment equal to the amount that he would have received pursuant to his prior employment agreement with Gibraltar Financial had his employment been terminated immediately following completion of the merger. In addition, upon completion of the merger, Mr. Hayworth’s Gibraltar Financial stock appreciation rights will be cancelled and he will be paid a lump sum cash amount upon completion of the merger equal to the amount that he would have received on the first anniversary of completion of the merger with respect to his Gibraltar Financial stock appreciation rights under the terms of the merger agreement.

For each year of the term, Mr. Hayworth will receive an annual base salary subject to periodic increase. In addition, for the 2005 calendar year, Mr. Hayworth will be paid a bonus (or bonuses) on terms and conditions, including any applicable performance goals, as in effect between Mr. Hayworth and Gibraltar Financial immediately prior to completion of the merger. Beginning in calendar year 2006, Gibraltar Bank will establish an annual bonus program for Gibraltar Financial’s key management personnel equal to 7.5% of Gibraltar Financial’s Pre-Tax Income (as defined in the employment agreement) for the year with respect to which the bonuses are payable. Beginning in calendar year 2007, if Gibraltar Bank’s Pre-Tax Income with respect to any calendar year exceeds a target amount specified in the agreement for that year, then the bonus pool will equal 8.25% of Pre-Tax Income for that year. Mr. Hayworth’s annual bonus under the pool will equal 50% of the pool and will be paid in semi-annual installments on or about June 30 and December 31 of each year.

Upon completion of the merger, Mr. Hayworth will receive a grant of $250,000 in restricted shares of Boston Private. In addition, on each January 31 thereafter through 2011, Mr. Hayworth will receive a grant of $150,000 in restricted shares of Boston Private if Gibraltar Bank’s “pre-tax return on tangible equity” equals or exceeds 30% for the full fiscal year immediately preceding the year in which the date of grant is scheduled to occur. All restricted shares will vest on the fifth anniversary of completion of the merger or, if earlier, upon a change of control or Mr. Hayworth’s death or disability. In addition, during the term, Mr. Hayworth will receive performance-based compensation grants in amounts and on terms and conditions no less favorable than those provided to similarly situated executives of Boston Private, which shall vest immediately upon a change in control.

During the term, Mr. Hayworth will be eligible for, and receive benefits under, employee benefit and perquisite arrangements no less favorable than those generally applicable or made available to senior executives of Gibraltar Financial as of immediately prior to completion of the merger. During the term, Mr. Hayworth will be provided with the use of an automobile and will be provided with perquisites no less favorable than those provided to Mr. Hayworth by Gibraltar Financial as of immediately prior to completion of the merger.

In addition to the benefits specified above, if Mr. Hayworth’s employment is terminated by Boston Private without “cause” or Mr. Hayworth resigns for “good reason” (as each term is defined in the agreement), Mr. Hayworth will be entitled to receive, subject to Mr. Hayworth’s execution and non-revocation of a release:

•	A pro rata bonus for the year in which the termination occurs based on the annual bonus earned by Mr. Hayworth for the most recently completed fiscal year preceding the date of termination;

•	An amount equal to one time (two times if the termination is within one year following a change of control) the sum of Mr. Hayworth’s annual base salary and the annual bonus earned by Mr. Hayworth for the most recently completed fiscal year preceding the date of termination; and

•	Vesting for all equity-based awards.

Under the employment agreement, Mr. Hayworth is restricted from revealing confidential information of Boston Private and, during Mr. Hayworth’s employment and for a two-year period after such termination, Mr. Hayworth may not solicit for employment any employees of Boston Private, may not solicit any customers of Boston Private and may not compete with Boston Private. In the event that any payments to Mr. Hayworth are subject to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the maximum amount that Mr. Hayworth can receive without being subject to such tax unless senior executives of Boston Private are provided with more favorable treatment with respect to such tax in which case Mr. Hayworth will be provided with such more favorable treatment.

Employment Agreements

Substantially all of the remaining senior executives of Gibraltar Financial (other than Mr. Hayworth) is currently a party to an employment agreement which is governed by Florida law. Following the merger, each of these employment agreements will be assumed by Boston Private. Under the employment agreements each executive officer will receive a severance payment equal to one month’s compensation for each full calendar year that the executive officer has worked for Boston Private or Gibraltar Financial (up to a maximum of six months) in the event that the executive officer’s employment with Boston Private or any of its subsidiaries is terminated by the employer without “cause” (as defined in the applicable agreement). Under the employment agreements, the senior executives are restricted from revealing confidential information of Boston Private, Gibraltar Financial or their clients and potential clients. Additionally, for a one-year period following the senior executive’s termination of employment for any reason, the senior executive may not solicit for employment any employees of Boston Private or any of its subsidiaries and may not solicit any customers of Boston Private or any of its subsidiaries. Notwithstanding the foregoing, senior executive officer may solicit customers of Boston Private or any of its subsidiaries in the event that the termination is by the employer without cause, provided that, in so doing, the senior executive does not use confidential information of Boston Private Bank or any of its subsidiaries, clients or potential clients.

Post-Closing Capitalization

Following the merger, Boston Private will have approximately 33.8 million shares of common stock outstanding. Stockholders of Boston Private before the merger will own approximately 87% of the total shares outstanding after the merger and Gibraltar Financial shareholders will own approximately 13%. The percentages calculated above do not take into account the exercise of any outstanding stock options that would result in the issuance of additional common stock of Gibraltar Financial or Boston Private.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Gibraltar Financial’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Boston Private. Any excess of the purchase price for Gibraltar Financial over the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill and other intangibles. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Boston Private in connection with the merger will be amortized to expense in accordance with these rules. The financial statements of Boston Private issued after the merger will reflect the results attributable to the acquired operations of Gibraltar Financial beginning on the date of completion of the merger.

Financial statements and reported results of operations of Boston Private issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Gibraltar Financial.

Restrictions on Resale of Boston Private Common Stock by Affiliates

The shares of Boston Private common stock to be issued to Gibraltar Financial shareholders in the merger have been registered under the Securities Act on the registration statement of which this document is a part and, thus, will be freely transferable, except for shares issued to any Gibraltar Financial stockholder who is an “affiliate” of Gibraltar Financial for purposes of Rule 145 promulgated under the Securities Act or may be deemed to be an “affiliate” of Boston Private for purposes of Rule 144 promulgated under the Securities Act. Affiliates will include persons (generally executive officers, directors and 10% stockholders) who control, are controlled by or are under common control with (1) Boston Private or Gibraltar Financial at the time of the Gibraltar Financial special meeting or (2) Boston Private at or after the consummation of the merger.

Rule 145 will restrict the sale of Boston Private common stock received in the merger by affiliates of Gibraltar Financial and certain of their family members and related interests. Generally speaking, during the one- year period following the effective time of the merger, those persons who are affiliates of Gibraltar Financial at the time of the Gibraltar Financial special meeting, provided they do not become affiliates of Boston Private at or following the consummation of the merger, may publicly resell any Boston Private common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Boston Private common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates generally may resell their shares without such restrictions. Persons who are affiliates of Boston Private after the consummation of the merger may publicly resell the Boston Private common stock received by them in the merger subject to similar limitations (except that the restrictions do not lapse after the one-year period) and subject to certain filing requirements specified in Rule 144.

The ability of affiliates to resell shares of Boston Private common stock received in the merger under Rules 144 or 145 as summarized herein generally will be subject to Boston Private’s having satisfied its reporting requirements under the Securities Exchange Act for specified periods prior to the time of sale. Affiliates also would be permitted to resell Boston Private common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements.

Boston Private has entered into a registration rights agreement with certain directors of Gibraltar Financial described under the heading “Other Material Agreements Relating to the Merger – Registration Rights Agreement” on page 71. Under such agreement, Boston Private will file a resale shelf registration statement to permit resales of Boston Private common stock by such persons for two years after the merger. The registration statement of which this proxy statement and prospectus is a part covers resales of Boston Private common stock received by such persons.

Appraisal Rights

If you do not vote your shares in favor of the proposal to approve the merger and you remain a holder of Gibraltar Financial common stock at the effective time of the merger, you will, by complying with the procedures set forth in Chapter 607 of the Florida Business Corporation Act, be entitled to receive an amount equal to the fair value of your shares. A copy of Chapter 607 of the Florida Business Corporation Act is attached to this document as Annex D. You should read it for more complete information concerning appraisal rights. The discussion in this section is qualified in its entirety by reference to Annex D. The required procedure set forth in Chapter 607 of the Florida Business Corporation Act must be followed exactly or any appraisal rights may be lost.

In order to be entitled to exercise appraisal rights, you must not vote for the merger. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be either voted AGAINST or ABSTAIN on Proposal 1. If you sign and return a proxy without voting instructions or with instructions to vote FOR Proposal 1, your shares will automatically be voted in favor of the merger and you will lose your dissenter’s rights.

Before the shareholder vote is taken, the dissenting shareholder who plans to exercise appraisal rights must deliver to Gibraltar Financial a written notice of his or her intent to demand payment of their fair market value if the merger is effected.

If the merger becomes effective, then Boston Private must deliver to the dissenting former shareholder of Gibraltar Financial, no later than ten days after the effectiveness of the merger, an appraisal notice. Such notice must be accompanied by financial statements and supply a form on which the dissenting shareholder may:

•	provide his or her name and address;

•	state the number, class and series of shares for which the shareholder is asserting appraisal rights;

•	state that the shareholder did not vote for the merger, and

•	state that the shareholder accepts Boston Private’s offer to pay Boston Private’s estimate of the fair value of the shares.

The appraisal notice must:

•	state where and by what date (which may not be less than 40 or greater than 60 days after the appraisal notice is sent) the form must be returned;

•	state where and by what date the share certificates (if any) must be deposited;

•	state Boston Private’s estimate of the fair value of the shares;

•	offer to pay such amount to the dissenting shareholder; and

•	state the deadline by which the dissenting shareholder’s withdrawal notice (discussed below) must be received to be effective, which date must be within 20 days of the date by which the form must be returned by a dissenting shareholder to Boston Private.

In order to perfect appraisal rights, the dissenting shareholder must execute and return the form, and deposit any share certificates as specified in the appraisal notice. At such time, the dissenting shareholder will lose all rights as a former shareholder of Gibraltar Financial. A dissenting shareholder may withdraw from the appraisal process by written notice to Boston Private by the deadline set forth in the appraisal notice.

If the dissenting shareholder is satisfied with Boston Private’s offer of the fair value of the shares, he or she may state such acceptance on the form to be returned to Boston Private and shall receive payment within 90 days. If the dissenting shareholder is dissatisfied with Boston Private’s offer in the appraisal notice, he or she must notify Boston Private of his or her estimate of the fair value of the shares and demand payment for such amount plus interest on the form to be returned to Boston Private. Failure to provide such notice waives the right to demand payment of an amount different than that offered by Boston Private in the appraisal notice.

If Boston Private and the dissenting shareholder agree upon the fair value of the shares, the dissenting former shareholder of Gibraltar Financial will be entitled to the agreed price with interest from the date of such agreement.

If Boston Private and the dissenting former shareholder of Gibraltar Financial fail to settle upon a fair value of such shares, then Boston Private must bring a proceeding within 60 days in the appropriate court of the proper county requesting the court to determine the fair value of the shares and accrued interest. Boston Private shall pay each dissenting shareholder the amount that the court finds to be due within 10 days after the final determination made in such proceedings.

A dissenting shareholder who receives cash payment for his or her shares will be treated as if such shares were redeemed for federal income tax purposes. See “Material United States Federal Income Tax Consequences” beginning on page 111.

Listing of Boston Private Common Stock to be Issued in the Merger

Boston Private common stock is included for quotation on the NASDAQ National Market under the symbol “BPFH”. The listing on the NASDAQ National Market of the shares of Boston Private common stock to be issued in the merger is a condition to the closing of the merger.

THE MERGER AGREEMENT

The following is a brief summary of the significant provisions of the merger agreement between Boston Private and Gibraltar Financial. This summary is not complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this document as Annex A and is incorporated into this document by reference. You should read the merger agreement carefully and in its entirety.

Structure of the Merger

The merger agreement provides for the merger of Gibraltar Financial with and into Boston Private. Boston Private will be the surviving corporation and will continue its existence under the laws of The Commonwealth of Massachusetts. Following the merger, Gibraltar Financial’s wholly-owned subsidiary, Gibraltar Bank, will be a wholly-owned subsidiary of Boston Private.

Boston Private has the right to change the structure of the merger, provided that:

•	the consideration to be paid to Gibraltar Financial’s shareholders under the merger agreement is not changed in kind or in amount;

•	such modification does not alter or change the treatment of Gibraltar Financial’s stock options or other equity-based compensation plans; and

•	such modification will not be likely to delay or jeopardize receipt of any required regulatory approvals relating to the consummation of the merger.

Closing of the Merger

The closing of the merger will occur on the date that is no later than five business days after the satisfaction or waiver of all of the conditions to closing or on such other date as Gibraltar Financial and Boston Private may agree. The merger will become effective when articles of merger are filed with the Secretary of State of The Commonwealth of Massachusetts and the State of Florida. Boston Private and Gibraltar Financial expect that the merger will be completed early in the fourth quarter of 2005. Either party may terminate the merger agreement if the closing has not occurred on or before December 31, 2005.

Merger Consideration

As a result of the merger, Gibraltar Financial shareholders will have the right, with respect to each of their shares of Gibraltar Financial common stock, to elect to receive, subject to proration as described below, merger consideration consisting of either cash or shares of Boston Private common stock. The aggregate value of the merger consideration (and the value to be received for each Gibraltar Financial share) will fluctuate with the value of Boston Private common stock and will be determined based on the average of the closing per share prices of Boston Private common stock on the NASDAQ National Market for the five full consecutive trading days ending on the trading day immediately prior to completion of the merger. The relative composition of the aggregate merger consideration will also fluctuate with the value of Boston Private common stock. Based on the five-day average closing price per share of Boston Private common stock on                  , 2005, the aggregate merger consideration would be composed of approximately         % Boston Private common stock and         % cash. The table on page 5 of the Summary illustrates how the value of the merger consideration will fluctuate over a hypothetical range of Boston Private closing stock prices.

As explained in more detail in this document, whether you make a cash election or a stock election, the value of the consideration that you will receive as of the completion date will be approximately the same based on the Boston Private stock price used to calculate the merger consideration. Any Gibraltar Financial stockholder who does not make a valid election in the stockholder’s form of election will receive cash, shares of Boston Private common stock or a mixture of cash and shares of Boston Private common stock, based on what is available after giving effect to the valid elections made by other shareholders and the impact of the proration provisions described below. In addition, Gibraltar Financial shareholders may specify different elections with respect to different shares held by them (for example, a stockholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each Gibraltar Financial stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Gibraltar Financial common stock, an amount in cash equal to the Deal Value Per Share, subject to possible proration and adjustment. Based on the closing prices of Boston Private common stock for the five full consecutive trading days ending on                     , 2005, the Deal Value Per Share was approximately $    . The total amount of cash that will be paid in the merger is fixed and as a result, even if you make a cash election, you may nevertheless receive a mix of cash and stock.

•	The “Deal Value Per Share” is the amount obtained by dividing the Aggregate Closing Transaction Value (defined below) by the number of shares of Gibraltar Financial common stock and the number of Gibraltar Financial stock appreciation rights (“SARs”) outstanding immediately prior to completion of the merger.

•	The “Aggregate Closing Transaction Value” is determined by adding (1) $130,000,000 plus the Aggregate SARs Exercise Price (defined below) and (2) the product of the Aggregate Buyer Share Amount (defined below) and the Measurement Price (defined below).

•	The “Aggregate Cash Amount” is $130,000,000 less the SARs Cash Amount. If, at the time of closing, the number of shares of Gibraltar Financial common stock issuable upon the exercise of any outstanding options, warrants or other rights to acquire Gibraltar Financial common stock (“Seller Options”) exceeds the difference between (A) 115,225 less (B) the aggregate number of shares of Gibraltar Financial common stock issued upon exercise of Seller Options after April 18, 2005 (such excess being referred to as the “Excess Option Shares”), then this Aggregate Cash Amount shall be reduced by the product of (C) the Excess Option Shares and (D) an amount equal to the excess of the Deal Value Per Share over the weighted average exercise price of the options related to the Excess Option Shares at the time of closing.

•	The “Aggregate Seller Share Amount” is initially 1,117,386 shares of Gibraltar Financial common stock, and will be increased from time to time prior to completion of the merger by the number of shares of Gibraltar Financial common stock issued as a result of the exercise of outstanding Seller Options.

•	The “Aggregate Buyer Share Amount” is, subject also to the adjustments described below under “Adjustments to Preserve Tax Treatment,” initially 4,255,336 shares of Boston Private common stock; provided, however, that (i) this number will be increased from time to time prior to completion of the merger by the product of 7.6318 and the number of shares of Gibraltar Financial common stock issued as a result of the exercise of outstanding Seller Options, and (ii) this number will be decreased by the product of the Exchange Ratio (as defined below) and the number of shares of Gibraltar Financial common stock held by Boston Private or Gibraltar Financial (other than treasury shares or shares owned or held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith) cancelled pursuant to the merger agreement.

•	The “Measurement Price” is the average of the closing per share sales prices of Boston Private common stock on the NASDAQ National Market for the five full consecutive trading days ending on the trading day immediately prior to the closing date.

•	The “Aggregate SARs Exercise Price” is the sum of the exercise prices of Gibraltar Financial SARs granted under a stock plan of Gibraltar Financial outstanding as of the closing of the merger, which sum shall not exceed $2,559,198.75, the sum of the exercise prices of the Gibraltar Financial SARs outstanding as of the date of the merger agreement (April 18, 2005).

•	The “SARs Cash Amount” is the sum of the Per SARs Cash Amounts for the Aggregate SARs Amount.

•	The “Per SARs Cash Amount” means, for each Gibraltar Financial SAR outstanding as of the closing date, the amount equal to the product of (A) the number of shares of Gibraltar Financial common stock attributable to such Gibraltar Financial SAR, multiplied by (B) the positive difference between (i) the Deal Value Per Share, and (ii) the exercise price per share of Gibraltar Financial common stock attributable to such Gibraltar Financial SAR.

•	The “Aggregate SARs Amount” means the number of Gibraltar Financial SARs outstanding and not forfeited as of the closing date, which is not to exceed 100,875, the number of Gibraltar Financial SARs outstanding as of the date of the merger agreement (April 18, 2005).

•	The “Exchange Ratio” is defined in the merger agreement as the number of shares of Boston Private stock obtained by dividing the Deal Value Per Share by the Measurement Price.

•	The “Per Share Cash Consideration” is the amount in cash equal to the Deal Value Per Share.

•	The “Per Share Stock Consideration” is that number of shares of Boston Private common stock equal to the Exchange Ratio.

Stock Election

The merger agreement provides that each Gibraltar Financial shareholder who makes a valid stock election will have the right to receive, in exchange for each share of Gibraltar Financial common stock, a number of shares of Boston Private common stock equal to the Exchange Ratio. The total number of shares of Boston Private common stock that will be issued in the merger is fixed (subject to the adjustments set forth above) and as a result, even if you make a stock election, you may nevertheless receive a mix of cash and stock.

Non Electing Shares

Gibraltar Financial shareholders who make no election to receive cash or Boston Private common stock in the merger, and Gibraltar Financial shareholders who do not make valid elections, will be deemed not to have made an “election.” Shareholders not making an election may be paid in cash, Boston Private common stock or a mix of cash and shares of Boston Private common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Gibraltar Financial shareholders and application of the proration adjustments described below.

Adjustments to Preserve Tax Treatment

The number of shares of Boston Private common stock that may be issued in the merger to Gibraltar Financial shareholders may be increased, and the aggregate amount of cash that will be paid to Gibraltar Financial shareholders may be decreased, as described in the formula below, if such adjustment is necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes.

The merger agreement provides that if the quotient obtained by dividing:

•	the product of the Aggregate Buyer Share Amount and the arithmetic average of the daily high and low per share sales prices of Boston Private common stock reported on the NASDAQ National Market on the date of completion of the merger (or, if the date of completion of the merger is not a trading day, then on the first trading day prior to the date of completion of the merger), by

•	the sum of the Aggregate Cash Amount, the Other Cash Consideration (as defined below) and the product of (1) the Aggregate Buyer Share Amount and (2) the arithmetic average of the daily high and low per share sales prices of Boston Private common stock reported on the NASDAQ National Market on the date of completion of the merger (or, if date of completion of the merger is not a trading day, then on the first trading day prior to the date of completion of the merger), is less than 0.425, then for all purposes of the merger agreement the Aggregate Buyer Share Amount will be increased by the fewest number of shares of Boston Private common stock required to prevent the quotient from being less than 0.425, and the market value of any additional Boston Private shares will be subtracted from the Aggregate Cash Amount. “Other Cash Consideration” is defined in the merger agreement as the sum of (1) the product of the number of shares held by shareholders who dissent from the merger and seek the appraised value of their shares (unless the dissenting stockholder has withdrawn or lost his or her right to dissent from the merger by the date of completion of the merger) and the Per Share Cash Consideration; (2) the amount paid for the shares of Gibraltar Financial common stock issued pursuant to Gibraltar Financial’s Employee Stock Purchase Plan after the date of the merger agreement; (3) the amount of cash paid in lieu of fractional shares of Boston Private common stock; and (4) any other amounts received by a holder of Gibraltar Financial common stock prior to the merger, either in a redemption of Gibraltar Financial common stock or in a distribution with respect to Gibraltar Financial common stock if those amounts are treated as other property or money received in the exchange for purposes of Section 356 of the Internal Revenue Code of 1986, as amended (the “Code”), or would be so treated if the Gibraltar Financial stockholder also had received Boston Private shares in exchange for Gibraltar Financial common stock).

Proration Procedure

The total number of shares of Boston Private common stock that will be issued and cash that will be paid in the merger is fixed at 4,255,336 shares and $113,362,593.57, respectively, subject to adjustment as described above. Therefore, the cash and stock elections are subject to allocation on a pro rata (proration) basis to preserve this limitation on the number of shares of Boston Private common stock to be issued and cash to be paid in the merger. As a result, even if you make the cash election or stock election, you may nevertheless receive a mix of cash and stock.

Proration if Too Much Stock Is Elected. Cash may be paid to Gibraltar Financial shareholders who make stock elections if the stock election is oversubscribed. The aggregate number of shares of Gibraltar Financial common stock for which valid stock elections are made is referred to in this document as the “Stock Election Number.” The number of shares of Gibraltar Financial common stock that will be converted into shares of Boston Private common stock in the merger is equal to the Stock Conversion Number. The “Stock Conversion Number” is equal to the quotient obtained by dividing (1) the Aggregate Buyer Share Amount by (2) the Exchange Ratio.

If the Stock Election Number is greater than the Stock Conversion Number, the stock election is oversubscribed. If the stock election is oversubscribed, then:

•	shareholders making a cash election, and those shareholders who failed to make valid elections, will receive merger consideration consisting only of the cash consideration;

•	the exchange agent will allocate from among the shares with respect to which valid stock elections have been made (“Stock Election Shares”), pro rata to the holders of those shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference between (1) the number of Stock Election Shares less (2) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the date of completion of the merger, converted into the right to receive merger consideration consisting only of the cash consideration; and

•	each Stock Election Share that is not a Converted Stock Election Share will be converted into the right to receive the stock consideration.

If an election form designates by stock certificate number the priority in which the Stock Election Shares governed by such election form are to be reallocated pursuant to the second bullet point above, those Stock Election Shares will be deemed reallocated in accordance with that priority.

Proration if Too Much Cash Is Elected. Boston Private common stock may be issued to Gibraltar Financial shareholders who make cash elections if the cash election is oversubscribed. If the Stock Election Number is less than the Stock Conversion Number, the cash election is oversubscribed. If the cash election is oversubscribed, then:

•	each Stock Election Share will be converted into the right to receive the stock consideration;

•	the exchange agent will allocate from among the shares with respect to which no valid election has been made (“No-Election Shares”), pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be converted into the right to receive the stock consideration, except that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares;

•	if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the exchange agent will allocate from among the shares with respect to which a valid cash election was made (“Cash Election Shares”), pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be converted into the right to receive the stock consideration; and

•	each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share will be converted into the right to receive the cash consideration.

Treasury Shares and Shares Held by Boston Private or Gibraltar Financial

Any shares of Gibraltar Financial common stock owned immediately prior to the effective time of the merger by Gibraltar Financial or Boston Private (other than shares held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange for those shares.

Gibraltar Financial Stock Options and Other Equity-Based Awards

Any Seller Options outstanding immediately prior to the completion of the merger will be assumed by Boston Private, with the same terms and conditions applicable to the Seller Option prior to the merger. Each Seller Option that is outstanding as of immediately prior to the merger but is not then exercisable, shall become exercisable and paid in accordance with the Gibraltar Financial Stock Option Plan. Each Seller Option shall be exercisable for that number of whole shares of Boston Private common stock equal to (1) the number of shares of Gibraltar Financial common stock that were purchasable under such Seller Option immediately prior to the completion of the merger multiplied by (2) 7.6318. The per share exercise price for the shares of Boston Private common stock issuable upon exercise of such Seller Option shall be equal to (1) the exercise price per share of Gibraltar Financial common stock at which such Seller Option was exercisable immediately prior to the completion of the merger divided by (2) 7.6318. Both the exercise price and the number of shares of Boston

Private common stock purchasable pursuant to the Seller Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

At the effective time of the merger, or as soon as practicable thereafter, Boston Private shall, if necessary, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Boston Private common stock subject to such options and shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

Boston Private will also assume all of Gibraltar Financial’s obligations under any “employee welfare benefit plans”, as such term in defined under section 3(1) of ERISA (the “Seller Benefit Plans”).

Gibraltar Financial SARs

Upon completion of the merger, each holder of a Gibraltar Financial SAR shall be entitled to receive payments calculated and paid in accordance with the terms and conditions of such Gibraltar Financial SAR and the terms and conditions of the Gibraltar Financial 1999 Phantom Stock Incentive Plan, as amended (the “SAR Plan”). However, the “Change of Control Price” defined in the SAR Plan for purposes of each share of Gibraltar Financial common stock attributed to the Gibraltar Financial SAR shall be the Deal Value Per Share.

In the event that a Gibraltar Financial SAR is forfeited by a holder between the completion of the merger and the first anniversary of its completion, the amount that would otherwise have been paid to such holder will be allocated to a retention pool established by Boston Private and allocated to Gibraltar Financial employees by Steven D. Hayworth on such terms and conditions to be determined by him in consultation with the Boston Private.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Gibraltar Financial common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Promptly after the effective time of the merger, [Insert name of Exchange Agent], as exchange agent, will exchange certificates representing shares of Gibraltar Financial common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Gibraltar Financial stock certificates. If any Boston Private stock certificate is to be issued, or cash payment made, in a name other than that in which the Gibraltar Financial stock certificate surrendered in exchange for the merger consideration is registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new Boston Private certificate or the payment of the cash consideration in a name other than that of the registered holder of the Gibraltar Financial stock certificate surrendered, or must establish to the satisfaction of the Boston Private and the exchange agent that any such taxes have been paid or are not applicable.

Election Form

The merger agreement provides that Boston Private will cause the exchange agent to mail or deliver to each holder of record of Gibraltar Financial common stock, at least twenty business days prior to the expected election deadline, an election form and a form of letter of transmittal containing instructions for use in effecting the surrender of Gibraltar Financial stock certificates in exchange for the merger consideration.

Election Deadline; Submission of Election Materials

To be effective, election forms must be properly completed, signed and actually received by the exchange agent not later than 5:00 p.m., local time, on the business day that is ten trading days prior to the date of completion of the merger. This election deadline will be publicly announced by Boston Private as soon as practicable prior to that date.

An election form will be properly completed only if accompanied by certificates representing all shares of Gibraltar Financial common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the election form). If a shareholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a shareholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates via first-class mail promptly following the termination of the merger or revocation of the election.

Shares of Gibraltar Financial common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-electing shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Dividends and Distributions

Until Gibraltar Financial common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Boston Private common stock into which shares of Gibraltar Financial common stock may have been converted will accrue but will not be paid. When duly surrendered, Boston Private will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Gibraltar Financial of any shares of Gibraltar Financial common stock. If certificates representing shares of Gibraltar Financial common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Gibraltar Financial common stock represented by that certificate have been converted.

Withholding

Boston Private will be entitled to deduct and withhold from the merger consideration payable to any Gibraltar Financial stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Boston Private withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Fractional Shares

No fractional shares of Boston Private common stock will be issued to any Gibraltar Financial stockholder upon surrender of certificates previously representing shares of Gibraltar Financial common stock. Instead, a cash payment will be paid in an amount equal to the product of (1) the fractional part of a share of Boston Private common stock such stockholder would otherwise be entitled to receive (taking into account all shares held by such stockholder), multiplied by (2) the Measurement Price used in calculating the cash and stock consideration and described above.

Board of Directors and Officers Following the Merger

The directors and officers of Boston Private will remain the directors and officers of Boston Private following the merger until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the by-laws of Boston Private. After the merger, Boston Private will survive and Gibraltar Financial’s wholly-owned subsidiary, Gibraltar Bank, will be a wholly-owned subsidiary of Boston Private, with two additional directors of Gibraltar Bank designated by Boston Private. The management of Gibraltar Bank will continue as it was prior to the merger. Gibraltar Bank’s business will be integrated into the family of offerings of Boston Private.

Representations and Warranties

The merger agreement contains substantially reciprocal representations and warranties of Boston Private and Gibraltar Financial and their subsidiaries relating to:

•	their due organization, existence, good standing and corporate authority;

•	the authority, validity and effect of the merger agreement;

•	consents and approvals;

•	disclosure documents and applications;

•	brokers’ fees;

•	the noncontravention of certain organizational documents, laws and credit documents;

•	compliance with applicable laws and reporting requirements;

•	their regulatory reports;

•	their capitalization;

•	regulatory capitalization;

•	absence of certain changes or events;

•	financial statements;

•	tax treatment of the merger;

•	legal proceedings;

•	absence of undisclosed liabilities;

•	CRA, Anti-Money Laundering, OFAC and Customer Information Security;

•	information on the parties; and

•	their agreements with governmental authorities.

The merger agreement contains additional representations and warranties of Boston Private relating to:

•	its Securities and Exchange Commission documents and filings; and

•	its availability of funds to pay the cash portion of the merger consideration.

The merger agreement also contains additional representations and warranties of Gibraltar Financial and its subsidiaries relating to:

•	its organizational documents and corporate records;

•	its employee benefit programs;

•	labor matters;

•	its property and leases;

•	its taxes and tax returns;

•	its material contracts;

•	its employees;

•	its loan portfolio;

•	its investment securities;

•	its derivative transactions;

•	its insurance;

•	applicable take over laws and provisions;

•	its environmental liability;

•	its intellectual property;

•	the fairness opinion it received from Sandler O’Neill;

•	investment management and related activities; and

•	material interests of certain persons.

None of the representations and warranties by either party survive the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles 3 and 4 of the merger agreement attached to this document as Annex A.

Gibraltar Financial Conduct of Business Before Completion of the Merger

Under the merger agreement, Gibraltar Financial has agreed that, until the effective time of the merger, or termination of the merger agreement, it and its subsidiaries will except as expressly contemplated or permitted by the merger agreement or the other transaction documents:

•	conduct Gibraltar Financial’s business in the ordinary and usual course consistent with past practice;

•	use reasonable best efforts to maintain and preserve intact Gibraltar Financial’s business organization, employees and advantageous business relationships and retain the services of its key officers and key employees; and

•	take no action that would have a material adverse effect or materially delay Gibraltar Financial’s ability to obtain any necessary approvals from any governmental authority required for the transactions contemplated by the merger agreement or to perform Gibraltar Financial’s covenants and agreements under the merger agreement or any of the other transaction documents.

Under the merger agreement, Gibraltar Financial has also agreed that until the effective time of the merger, we and our subsidiaries will not, except as expressly contemplated or permitted by the merger agreement or the other transaction documents, or with the prior written consent of Boston Private:

•	issue any debt securities or otherwise incur, create or assume any indebtedness for borrowed money or modify any of the terms of such outstanding indebtedness, issue warrants or rights to acquire any long-term debt securities, other than the creation of deposit liabilities, up to $125,000,000 of Federal Home Loan Bank borrowings, purchases of federal funds or sales of certificates of deposit in each case in the ordinary course of business consistent with past practice;

•	assume, guarantee, endorse or otherwise become responsible for the obligations of any other person;

•	adjust, split, combine or reclassify any shares of Gibraltar Financial’s capital stock or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	make, declare or pay any dividend on or declare or make any distribution on any of Gibraltar Financial’s capital stock, except a dividend distributions made in conjunction with IRS due dates for estimated tax payments and dividend of approximately $0.25-$0.27 per share that will be paid out in January 2006 in the event that the merger is not consummated by December 31, 2005;

•	directly or indirectly redeem, purchase or otherwise acquire any shares of Gibraltar Financial’s capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock except certain acquisitions in the ordinary course of business and consistent with past practices or upon delivery to Gibraltar Financial of shares of Gibraltar Financial Common Stock by holders of Gibraltar Financial stock options or restricted stock to pay certain prices and taxes related to the exercise of stock options or vesting of restricted stock;

•	grant any individual, corporation or other entity any right to acquire any shares of Gibraltar Financial’s capital stock;

•	issue, sell, pledge or encumber any additional shares of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or otherwise permit or authorize the creation of any securities or equity equivalents;

•	sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of or agree to sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of any of Gibraltar Financial’s properties or assets, deposits, business or properties except in to a wholly owned subsidiary or cancel, release or assign any indebtedness or claim in the ordinary course of business consistent with past practice;

•	make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof, commit to make such an investment or increase or decrease Gibraltar Financial’s equity ownership position in any corporation or other entity in which Gibraltar Financial holds 5% or greater of any class of voting securities other than transactions in the ordinary course of business consistent with past practice or transactions related to Gibraltar Financial’s investment securities portfolio or gap position;

•	enter into, terminate, renew or make any change in any material contracts except in the ordinary course of business consistent with past practice;

•	adopt, amend, renew or terminate any compensation or benefit plan or any agreement, arrangement or plan with Gibraltar Financial’s current or former directors, officers or employees;

•	enter into, modify or renew any employment, severance or other agreement with any director, officer or employee;

•	establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee;

•	pay any bonus to any of Gibraltar Financial’s officers or employees, increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit sellers to any pension, retirement, profit sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee (other than those required to comply with Section 409A of the Code), or grant any stock options, stock appreciation rights, phantom stock or other equity-based awards, other than those expressly authorized in the merger agreement, including the semi-annual bonus payment of approximately $1,800,000 expected to be made in July 2005;

•	settle or compromise any material pending or threatened suit, action or claim, except settlement agreements with, and payments to, terminated employees and certain other outstanding litigations up to a maximum aggregate amount of $50,000;

•	amend Gibraltar Financial’s articles of incorporation or other governance documents, or adopt any resolution granting appraisal rights or permit any subsidiary to enter into a plan of consolidation, merger or reorganization with any person or entity other than a wholly owned subsidiary of Gibraltar Financial;

•	restructure or materially change, other than in the ordinary course of business and in prior consultation with Boston Private, Gibraltar Financial’s investment policies, investment securities portfolio, its hedging strategy or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	enter into any new material line of business or file an application to relocate or terminate the operations of any banking office or materially expand the business currently conducted;

•	incur or commit any capital expenditures other than in the ordinary course of business consistent with past practice;

•	change its loan policies and it shall not make any individual extension of credit in excess of the lower of the legal lending limit as it may change from time to time in the ordinary course of business or $12,000,000; except as required by any regulatory authority;

•	change its tax accounting or financial accounting principles, practices or methods, other than as may be required by changes in laws or regulations by generally accepted accounting principles (“GAAP”) as concurred in by Gibraltar Financial’s independent accountants where Boston Private has been notified in absence of such changes;

•	commit any act or omission which constitutes a material breach or default under any agreement with any governmental authority or under any material contract or material license to which Gibraltar Financial is a party or by which Gibraltar Financial or its property is bound except to the extent required by law;

•	take any action that is intended or may reasonably be expected to result in any of the representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement or any of the other transaction documents, except, in every case, as may be required by applicable law;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under the merger agreement;

•	establish or enter into a contractual obligation to establish any branch operation not in existence at the time of the merger agreement;

•	agree to commit to do anything prohibited by the foregoing.

Under the merger agreement Boston Private has agreed that until the effective time of the merger except as expressly permitted by this agreement or any of the other transaction documents, Boston Private shall not, and Boston Private shall not permit any of its subsidiaries to, without the prior written consent of Gibraltar Financial, which consent shall not be unreasonably withheld or delayed:

•	take any action that is intended or may reasonably be expected to result (i) in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, (ii) in any of the conditions of the merger not being satisfied, (iii) in a violation of any provision of the merger agreement or any of the other transaction documents, or (iv) in the merger failing to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, except, in every case, as may be required by applicable law;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any governmental authority required for the merger or to perform its covenants and agreements under the merger agreement;

•	amend its articles of incorporation or other governance documents in any manner that would create a materially burdensome regulatory condition or otherwise be materially adverse to Gibraltar Financial;

•	declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of its capital stock;

•	implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by Boston Private’s independent accountants where Gibraltar Financial has been notified in advance of such changes; or

•	authorize or agree to, or make any commitment to, take any of the actions prohibited by this section

In Article 5 of the merger agreement, we and Boston Private also agreed that:

•	prior to the effective time, each of Boston Private and Gibraltar Financial shall exercise complete control and supervision over its respective operations;

•	neither Boston Private nor Gibraltar Financial will issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the merger without the prior consent the other party unless it is required by law; and

•	upon execution of the merger agreement each of the parties shall use commercially reasonable efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The agreements relating to the conduct of Gibraltar Financial’s businesses in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article 5 of the merger agreement attached to this document as Annex A.

Material Covenants

Competing Transactions

In the merger agreement, Boston Private and Gibraltar Financial agreed that, until the termination of the merger agreement, Gibraltar Financial will not, and Gibraltar Financial will not authorize or permit any of their subsidiaries, directors, officers, employees, agents or representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any offer or proposal regarding any “Acquisition Transaction” as defined below;

•	participate in any discussions or negotiations with, or provide any information to, any person, other than Boston Private and its affiliates and representatives, concerning any Acquisition Transaction;

•	enter into any definitive agreement, arrangement or understanding for any Acquisition Transaction or requiring it, in connection with an Acquisition Transaction, to abandon, terminate or fail to consummate the merger or any of the other transactions contemplated by the merger agreement; or

•	make or authorize any statement, recommendation or solicitation in support of any Acquisition Transaction.

The merger agreement defines “Acquisition Transaction” as any

•	merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving Gibraltar Financial or any of its subsidiaries,

•	a purchase, lease or other acquisition or assumption of all or a substantial portion of Gibraltar Financial’s assets or deposits or all or a substantial portion of the assets or deposits of any of its subsidiaries,

•	a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of Gibraltar Financial or any of its subsidiaries, or

•	any substantially similar transaction, other than the merger.

Notwithstanding the above restrictions, and subject to certain conditions, Gibraltar Financial may furnish information to, and negotiate or otherwise engage in discussions with, any person in response to an unsolicited bona fide written proposal for an Acquisition Transaction if and, so long as, prior to taking such actions:

•	Gibraltar Financial’s board of directors determines in good faith by a majority vote (1) after considering the advice of its outside legal counsel, that failing to take such action would be a breach of its fiduciary duties under applicable law and (2) that such proposal for an Acquisition Transaction, after consultation with Gibraltar Financial’s financial advisor (or any other nationally recognized investment banking firm), is reasonably likely to lead to a Superior Proposal (defined below); and

•	Gibraltar Financial enters into a confidentiality agreement with such person on terms no less restrictive with respect to such person than the confidentiality agreement between Gibraltar Financial and Boston Private.

Before Gibraltar Financial’s board of directors may change or withdraw its recommendation with respect to the merger and recommend such unsolicited bona fide written acquisition proposal to its shareholders, Gibraltar Financial’s board must also:

•	determine, after considering the advice of Gibraltar Financial’s outside legal counsel, the failure to take such action with respect to such Acquisition Transaction would constitute a breach of the fiduciary duties of Gibraltar Financial’s board under applicable law;

•	determine, after consultation with its financial advisor, that such proposal for an Acquisition Transaction is a Superior Proposal;

•	provide seven business days prior written notice to Boston Private of Gibraltar Financial’s intent to do so;

•	consider any changes to the merger consideration and merger agreement proposed by Boston Private in connection with such notice; and

•	determine in good faith after consultation with its legal counsel and its financial advisor that such acquisition proposal remains a Superior Proposal.

Under the merger agreement, a “superior proposal” is defined as any bona fide proposal for an Acquisition Transaction for 100% of the outstanding voting securities of Gibraltar Financial made by a third party which was not solicited by Gibraltar Financial or any of its agents, which in the good faith judgment of the Gibraltar Financial board of directors, after taking into account all legal, financial, and regulatory aspects of the Acquisition Transaction, is more favorable from a financial point of view to the shareholders of Gibraltar Financial than the merger with Boston Private.

Gibraltar Financial is obligated to promptly (and in any event within 24 hours) notify Boston Private orally and in writing of any inquiries, proposals or offers regarding an acquisition proposal or requests relating to an Acquisition Transaction (including the specific terms of the proposal and the identity of the other individual or entities involved) and provide to Boston Private any written materials received in connection with such acquisition proposal. In addition, Gibraltar Financial must promptly (and in any event within 24 hours) inform

Boston Private of the status and details of any such inquiry, proposal or request (including amendments or proposed amendments).

Gibraltar Financial Directors and Officers Insurance

Boston Private has agreed, for a period of six years after the effective time, to indemnify the current or former officers, directors, agents or employee of Gibraltar Financial to the extent that such persons are entitled to indemnification as of the date of the merger agreement under Gibraltar Financial’s articles of incorporation and/or by-laws and to the fullest extent permitted under applicable law. Boston Private shall maintain and extend, if necessary, Gibraltar Financial’s existing directors’ and officers’ liability insurance covering persons who are currently covered under such policy for a period of six years after the effective time on terms no less favorable than those in effect as of the date of the merger agreement (provided that Boston Private may substitute therefor policies of at least substantially comparable coverage and containing terms and conditions no less favorable than those in effect as of the date of the merger agreement). Boston Private is not required to spend more than 250% of the annual cost currently incurred by Gibraltar Financial for its insurance coverage.

Shareholders’ Meeting

Gibraltar Financial has agreed to take all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within 30 days of the declaration of effectiveness of the registration statement of which this document is a part) to consider and vote upon the approval of the merger agreement. Gibraltar Financial has also agreed to ensure that the shareholders meeting is called, noticed, convened, held and conducted, and that all proxies that Gibraltar Financial solicits in connection with the shareholders meeting are solicited, in compliance with Florida law, its articles of incorporation and by-laws, and all other applicable legal requirements. In addition, under the merger agreement, Gibraltar Financial’s board of directors is required to recommend that its shareholders vote in favor of and adopt and approve the merger agreement, except as otherwise permitted in connection with the acceptance of a superior proposal. These obligations remain in effect regardless of the existence of any other acquisition proposal, including a superior proposal that Gibraltar Financial’s board would be permitted to recommend to its shareholders under the terms of the merger agreement.

Other Covenants

The merger agreement contains covenants relating to the preparation and filing of a registration statement (of which this document is a part) by Boston Private and the cooperation of Gibraltar Financial in such preparation. The merger agreement also contains additional agreements relating to:

•	the preparation, distribution and attainment of all necessary consents, approvals and requisite regulatory filings;

•	each party’s access to information concerning the other party and the confidentiality of the information;

•	the timely preparation and delivery of certain financial and other statements of each party to the other party and the communication of current information about the other party;

•	each party shall promptly notify the other party of any change or event that has or may have material adverse effect; and

•	the reservation of such number of shares of Boston Private common stock to be issued to the shareholders of Gibraltar Financial in the merger.

Compensation and Employee Benefits

Under the terms of the merger agreement, as soon as practicable after the effective time of the merger, Boston Private will provide the employees of Gibraltar Financial and any of its subsidiaries who remain employed after the effective time with the types and levels of compensation and employee benefits maintained by Boston Private for similarly situated employees of Boston Private or its banking subsidiaries. Boston Private also has the right in its sole discretion to terminate, merge or continue any of Gibraltar Financial’s employee benefit plans and programs.

Conditions to the Merger

The obligations of each party to effect the merger are subject to the fulfillment, unless otherwise waived, of the following conditions:

•	the approval and adoption by the requisite vote of Gibraltar Financial’s shareholders of the merger agreement and the transactions contemplated by the merger agreement;

•	the receipt of all regulatory approvals required to consummate the transactions by the merger agreement and none of them shall have resulted in the imposition of any materially burdensome regulatory condition;

•	the receipt of all consents or approvals of all persons required for consummation of the merger unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate a material adverse effect on Boston Private or Gibraltar;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement shall be in effect.

•	no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, materially restricts or makes illegal consummation of the merger;

•	the effectiveness of the registration statement under the Securities Act; the absence of any stop order suspending the effectiveness of the registration statement; and the absence of any threatened or actual proceedings for such purpose by the SEC or any governmental authority;

•	the receipt of all permits and other authorizations under state securities laws and other authorizations necessary to consummate the merger; and

•	approval of Boston Private’s common stock to be issued in the Merger for listing on the NASDAQ National Market, subject to official notice of issuance, prior to the effective time of the merger.

The obligations of Boston Private to effect the merger are subject to the fulfillment, unless otherwise waived, of the following conditions:

•	no change has occurred in the business, financial condition or results of operations of Gibraltar Financial or any of its subsidiaries which has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Gibraltar Financial;

•	each of the representations and warranties of Gibraltar Financial contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the date of the merger, unless the failure or failures of those representations and warranties to be true and correct will not have or would not reasonably be expected to have a material adverse effect on Gibraltar Financial and Boston Private shall have received a certificate singed by the Chief Executive Officer and the Chief Financial Officer of Gibraltar Financial to such effect;

•	Gibraltar Financial’s performance in all material respects of the obligations required to be performed by it under the agreement at or prior to the closing date, and the receipt by Boston Private of a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Gibraltar Financial to such effect;

•	execution by Steven D. Hayworth of an employment agreement with Boston Private and such employment agreement being in full force and effect unless the failure of such employment agreement to be in full force and effect is the result of Mr. Hayworth’s death or disability prior to the effective time of the merger; and

•	the receipt of an opinion from tax counsel to Boston Private in connection with the tax treatment of the merger.

The obligations of Gibraltar Financial to effect the merger are subject to the fulfillment, unless otherwise waived, of the following conditions:

•	each of the representations and warranties of Boston Private contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the date of the merger, unless the failure or failures of those representations and warranties to be true and correct will not have or would not reasonably be expected to have a material adverse effect on Boston Private and Gibraltar Financial shall have received a certificated signed by the President and Chief Financial Officer of Boston Private to such effect;

•	Boston Private’s performance in all material respects of the obligations required to be performed by it under the agreement at or prior to the closing date, and Gibraltar Financial’s receipt a certificate signed by the President and the Chief Financial Officer to such effect; and

•	the receipt of an opinion from tax counsel to Gibraltar Financial in connection with the tax treatment of the merger.

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time by:

•	mutual consent of Gibraltar Financial and Boston Private in a written instrument, by action of their respective boards;

•	by either the board of directors of Gibraltar Financial or the board of directors of Boston Private if any governmental or regulatory approvals necessary to consummate the merger have been denied or a governmental authority had permanently enjoined or otherwise prohibited the transactions contemplated in the merger agreement;

•	either the board of directors of Gibraltar Financial or the board of directors of Boston Private if the consummation of the merger has not occurred on or before December 31, 2005;

•	either the board of directors of Gibraltar Financial or the board of directors of Boston Private if the other party has materially breached any representation, warranty, covenant or other agreement contained in the merger agreement and has not cured such breach after a 30 days cure period;

•	by either Boston Private or Gibraltar Financial if Gibraltar Financial’s shareholders’ approval of the merger agreement has not been obtained; or

•	by Boston Private if (i) Gibraltar Financial’s board of directors failed to publicly recommend to our shareholders that they vote in favor of the merger, (ii) Gibraltar Financial’s board of directors had withdrawn, modified or amended such recommendation in a manner adverse to Boston Private, (iii) Gibraltar Financial or any of its agents solicited other offers in breach of the merger agreement; or, (vi) Gibraltar Financial breached its obligations to call, give notice and commence the shareholder meeting.

Termination Fee and Expenses

Under the terms of the merger agreement, Gibraltar Financial must pay Boston Private a termination fee of $11.5 million if the merger agreement is terminated by:

•	Boston Private if (i) Gibraltar Financial’s board of directors failed to publicly recommend to our shareholders that they vote in favor of the merger, (ii) Gibraltar Financial’s board of directors had withdrawn, modified or amend such recommendation in a manner adverse to Boston Private, (iii) we or any of our agents solicited other offers in breach of the merger agreement; or (iv) we breached our obligations to call, give notice and commence our shareholder meeting;

•	either party if the Gibraltar Financial shareholders fail to approve the merger in circumstances where Gibraltar Financial’s board fails to recommend that its shareholders vote in favor of the merger agreement or withdraws, amends or modify in a manner adverse to Boston Private, such recommendation, unless otherwise permitted under the merger agreement, failed to recommend rejection of tender offer or exchange offer relating to Gibraltar Financial common stock;

•	either party because the Gibraltar Financial shareholders fail to approve the merger in circumstances where within twelve (12) months of such termination, Gibraltar Financial have entered into a definitive agreement to engage in or have consummated a “Subsequent Acquisition” with any person other than Boston Private, and after the date of the merger agreement and prior to the time of such termination or event giving rise to such termination, either (x) it has been publicly announced that a person other than Boston Private (A) has made, or has disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) has filed an application (or given a notice), whether in draft or final form, with appropriate Governmental Authorities, for approval to engage in an Acquisition Transaction (either of the events in (A) or (B) being referred to as a “Pre-Termination Acquisition Transaction Offer”) or (y) a Pre-Termination Acquisition Offer have been made known to Gibraltar Financial.

Gibraltar Financial will be required to pay the termination fee upon termination or upon consummation of an acquisition transaction with a person other than Boston Private no later than two business days after demand by Boston Private.

Expenses

Except as described in “—Termination Fee and Expenses” above, each party will pay all of its own expenses in connection with the merger, including any broker’s commissions or finder’s fees and all attorneys’ and accountants’ fees.

Amendments

Boston Private and Gibraltar Financial may amend the merger agreement by action of the parties to the agreement. After the approval of the merger agreement and the transactions contemplated by the merger agreement by the shareholders of Gibraltar Financial, no amendment may be made that requires approval of Gibraltar Financial shareholders under applicable law without having received that approval. All amendments must be in a writing signed by each party.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreement

In connection with the execution of the merger agreement, each director of Gibraltar Financial entered into a voting agreement with Boston Private on April 18, 2005. In this voting agreement, each of these individuals agreed to vote certain of the shares of Gibraltar Financial’s common stock owned by that individual (i) in favor of adoption and approval of the merger agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of Gibraltar Financial contained in the merger agreement or the voting agreement; and (iii) against any acquisition transaction, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger or any of the transactions contemplated by the merger agreement. In the voting agreement, each of these individuals also agreed not to dispose of any of their shares of Gibraltar Financial’s common stock owned as of the date of the merger agreement. The shares of Gibraltar Financial common stock covered by these voting agreements represent approximately 39.0% of the outstanding Gibraltar Financial common stock. The directors who signed the voting agreement own approximately 64.5% of our total outstanding common stock (not including stock options) as of April 18, 2005.

The above description of certain terms of the voting agreement does not purport to be complete. You are urged to read the voting agreement in its entirety. The voting agreement is attached to this document as Annex B.

Registration Rights Agreement

The following description sets forth certain terms of the registration rights agreement by and among Boston Private and Gibraltar Financial’s directors. The following description of certain terms of the registration rights agreement does not purport to be complete. For more information, you should read the registration rights agreement which is attached to this document as Annex C.

Pursuant to the registration rights agreement, Boston Private agreed to, at Boston Private’s expense:

•	file with the SEC as promptly as practicable after the closing of the merger, a shelf registration statement covering sales by holders of all registrable securities;

•	use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable, but in no event later than 90 days after the closing of the merger ; and

•	use its commercially reasonable efforts to keep the registration statement effective until the later of:

•	the date when all of the registrable securities are sold pursuant to the shelf registration statement; and

•	the second anniversary of the effective date of the shelf registration statement.

In addition, in the event that Boston Private registers any of its common stock for sale to the public, it will notify the holders and, if a holder so requests, will use its commercially reasonable efforts to cause the registrable securities of such holder to be registered under the Securities Act.

When Boston Private files the shelf registration statement, Boston Private will:

•	provide to each holder for whom the shelf registration statement was filed copies of the shelf registration statement;

•	take certain other actions as are required to permit unrestricted sales of the registration securities.

Boston Private may suspend the holders’ use of the shelf registration statement for a period not to exceed 45 days and not to exceed an aggregate of 90 days in any period of 12 consecutive months, if:

•	this prospectus or any prospectus supplement would, in Boston Private’s judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	Boston Private in good faith determines that the disclosure of this material non-public information would have a material adverse effect on Boston Private or is information for which Boston Private has a bona fide business purpose for keeping such information confidential.

PRO FORMA INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined balance sheet as of March 31, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 are based on the historical financial statements of Boston Private and Gibraltar Financial after giving effect to the merger as a purchase of Gibraltar Financial by Boston Private using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet give effect to the merger as if it had occurred on March 31, 2005.

The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of Gibraltar Financial acquired in connection with the merger, based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Gibraltar Financial that exist as of the date of completion of the merger.

Further, the unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities that may result from integration activities, as management of Boston Private and Gibraltar Financial are in the process of making these assessments, and estimates of these costs are not currently known. There were no significant intercompany balances between Boston Private and Gibraltar Financial as of the dates and for the periods of these pro forma condensed combined financial statements. Certain reclassification adjustments have been made to conform Boston Private’s and Gibraltar Financial’s historical reported balances to the pro forma condensed combined financial statement basis of presentation.

These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to intangible assets with definite lives may change significantly, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. The timing of the completion and other changes in Gibraltar Financial’s net tangible and intangible assets that occur prior to completion of the merger and changes in interest rates could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements have been prepared by the managements of Boston Private and Gibraltar Financial for illustrative purposed only and are not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had Boston Private and Gibraltar Financial been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, Boston Private’s historical consolidated financial statements included in its Annual Report on Form 10-K for its year ended December 31, 2004, as amended, and in its Form 10-Q for its quarter ended March 31, 2005, both of which are incorporated herein by reference, and Gibraltar Financial’s historical consolidated financial statements for the year ended December 31, 2004 and for the quarter ended March 31, 3005, both included elsewhere in this document.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

OF BOSTON PRIVATE AND GIBRALTAR FINANCIAL

As of March 31, 2005

(Dollars in Thousands)	Boston Private	Gibraltar Financial	Pro Forma Adjustments	Eliminations & Other	Ref.(s) (Note 3)	Pro Forma Combined
Assets
Cash and due from banks	$158,063	$80,397	$8,282	1,2,3,4,7,9		$246,742
Fed funds sold	245,820	—				245,820

Cash and cash equivalents	403,883	80,397				492,562
Investment securities	553,343	23,061				576,404
Loans held for sale	23,389	1,104				24,493
Loans:
Commercial	1,218,010	260,988				1,478,998
Construction	186,497	174,636				361,133
Residential mortgage	823,274	273,940				1,097,214
Home equity and other consumer loans	91,504	150,349				241,853

Total Loans	2,319,285	859,913				3,179,198
Less: allowance for loan losses and off-balance sheet risk	25,427	7,420				32,847

Net Loans	2,293,858	852,493				3,146,351
Stock in Federal Home Loan Banks	21,088	3,619				24,707
Premises and equipment, net	21,159	3,384				24,543
Goodwill	134,150	391	175,781		5,6,7,8,10	310,322
Intangible assets	51,501	—	19,850		6	71,351
Fees receivable	20,897	—				20,897
Investment in Subsidiaries	—	—	221,800	(221,800)	1,9	—
Other assets	96,606	5,599	4,710		2,4,6,7,8	106,915

Total assets	$3,619,874	$970,048	$430,423	$(221,800)		$4,798,545

Liabilities
Deposits	$2,690,771	$847,683				$3,538,454
Repurchase agreements	104,369	—				104,369
FHLB borrowings	297,204	40,926				338,130
Junior subordinated debentures	114,434	16,495	$50,000		2	180,929
Long-Term debt	—	—	50,000		4	50,000
Other Liabilities	81,179	9,885	12,941		7	104,005

Total Liabilities	3,287,957	914,989				4,315,887

Stockholder’s Equity
Common stock	27,977	11	5,844		1,3,5	33,832
Additional paid-in capital	195,259	33,235	333,451	(221,800)	1,3,5,6,10	340,145
Retained Earnings	117,536	21,902	(21,902)		5	117,536
Unearned compensation	(5,834)	—				(5,834)
Accum. other comp. income (loss)	(3,021)	(89)	89		5	(3,021)

Total Stockholders’ Equity	331,917	55,059				482,658

Total Liabilities & Stockholders’ Equity	$3,619,874	$970,048	$430,423	$(221,800)		$4,798,545

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial

Statements are an integral part of these financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

OF BOSTON PRIVATE AND GIBRALTAR FINANCIAL

For the Year Ended December 31, 2004

(Dollars in thousands, except per share amounts)	Boston Private	Gibraltar	Pro forma Adjustments	Ref.(s) (Note 3)	Pro forma Combined
Interest and dividend income
Loans	$105,636	$42,901			$148,537
Taxable investment securities	5,650	587	290	6	6,527
Non taxable investment securities	5,744				5,744
Other	3,615	496			4,111

Total interest and dividend income	120,645	43,984	290		164,919

Interest expense
Deposits	19,460	8,516			27,976
FHLB borrowings	10,337	2,048			12,385
Junior subordinated debentures	1,416		3,000	1	4,416
Other	853	397	2,750	2	4,000

Total interest expense	32,066	10,961	5,750		48,777

Net interest income	88,579	33,023	(5,460)		116,142
Provision for loan losses	4,567	1,240			5,807

Net interest income after provision for loan losses	84,012	31,783	(5,460)		110,335

Fees and other income
Investment management and trust fees	92,147	4,837			96,984
Financial planning fees	7,898				7,898
Other	8,168	1,938			10,106

Total fees and other income	108,213	6,775	—		114,988

Operating expense
Salaries and employee benefits	93,218	15,630			108,848
Occupancy and equipment	15,702	3,598			19,300
Professional services	7,477	772			8,249
Marketing and business development	5,148				5,148
Amortization of intangibles	4,664		2,600	3,4,5	7,264
Other	14,089	4,676			18,765

Total operating expense	140,298	24,676	2,600		167,574

Income before income taxes	51,927	13,882	(8,060)		57,749
Income tax expense	18,293	—	2,270	7,8	20,563

Net income	$33,634	$13,882	$(10,330)		$37,186

Per share data:
Basic earnings per share	$1.23	$12.99			$1.12
Diluted earnings per share	$1.18	$12.36			$1.08
Average basic common shares outstanding	27,313	1,069	4,787		33,169
Average diluted common shares outstanding	28,964	1,124	5,030		35,118

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial

Statements are an integral part of these financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

OF BOSTON PRIVATE AND GIBRALTAR FINANCIAL

For the Three Months Ended March 31, 2005

(Dollars in thousands, except per share amounts)	Boston Private	Gibraltar	Pro forma Adjustments	Ref.(s) (Note 3)	Pro forma Combined
Interest and dividend income
Loans	$32,973	$12,628			$45,601
Taxable investment securities	1,744	194	$72	6	2,010
Non taxable investment securities	1,452				1,452
Other	1,479	226			1,705

Total interest and dividend income	37,648	13,048	72		50,768

Interest expense
Deposits	6,559	2,397			8,956
FHLB borrowings	2,928	608			3,536
Junior subordinated debentures	1,392	204	750	1	2,346
Other interest	292		688	2	980

Total interest expense	11,171	3,209	1,438		15,818

Net interest income	26,477	9,839	(1,366)		34,950
Provision for loan losses and off-balance sheet risk	1,075	455			1,530

Net interest income after provision for loan losses and off-balance sheet risk	25,402	9,384	(1,366)		33,420

Fees and other income
Investment management and trust fees	25,136	1,218			26,354
Financial planning fees	4,579				4,579
Other	2,204	448			2,652

Total fees and other income	31,919	1,666	—		33,585

Operating expense
Salaries and employee benefits	27,919	4,747			32,666
Occupancy and equipment	4,712	932			5,644
Professional services	2,745	121			2,866
Marketing and business development	1,531				1,531
Amortization of intangibles	1,539		650	3,4,5	2,189
Other	4,269	1,222			5,491

Total operating expense	42,715	7,022	650		50,387

Income before income taxes	14,606	4,028	(2,016)		16,618
Income tax expense	5,305	—	780	7,8	6,085

Net income	$9,301	$4,028	$(2,796)		$10,533

Per share data:
Basic earnings per share	$0.34	$3.64			$0.32
Diluted earnings per share	$0.32	$3.43			$0.29
Average basic common shares outstanding	27,522	1,105	4,750		33,377
Average diluted common shares outstanding	31,814	1,174	5,009		37,997

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial

Statements are an integral part of these financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

On April 18, 2005, Boston Private and Gibraltar Financial entered into a definitive agreement under which Gibraltar Bank will become a wholly-owned subsidiary of Boston Private in a transaction to be accounted for using the purchase method. The estimated purchase price of approximately $229 million (excluding fair value of stock options and direct transaction costs) includes cash of $130 million and 4,255,336 shares of Boston Private common stock valued at $99 million at $23.22 per share, which is the five-day average closing share price for Boston Private common stock for the two days before and two days after April 18, 2005, the day before the merger was announced.

The unaudited pro forma condensed combined financial statements assume the issuance of 4,255,336 shares of Boston Private common stock to Gibraltar Financial shareholders and 1.6 million shares issued under a Forward Contract with an affiliate of Merrill Lynch. Under the terms of the Forward Contract approximately $36.3 million will be received from the sale of the 1.6 million shares.

The preliminary estimated total purchase price of the merger is as follows (in thousands)

Value of Boston Private stock issued	$98,800
Cash paid to Gibraltar Financial	130,000
Fair value of stock options	15,600
Direct transaction costs	9,800

Total preliminary estimated purchase price	$254,200

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Gibraltar Financial’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The fair value of the recorded assets and liabilities of Gibraltar approximate their historical basis. The management of Boston Private and Gibraltar Financial have allocated the preliminary estimated purchase price based on preliminary estimates that are described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary purchase price and the estimated useful lives and first year amortization associated with certain assets is as follows (in thousands):

	Amount	First Year Amortization	Estimated Useful Life
Net tangible assets at March 31, 2005	$54,668	n/a	n/a
Portion of purchase price to be retained by Gibraltar Financial	16,800	n/a	n/a
Accrual for Stock Appreciation Rights at close	(15,500)	n/a	n/a

Adjusted net tangible assets	55,968

Identifiable intangible assets:
Core deposit intangibles	14,600	$1,825	8 years
Wealth advisory contracts	2,750	275	10 years
Non compete agreements	2,500	500	5 years
Net deferred tax asset	2,210
Goodwill	176,172	—	n/a

Total estimated purchase price, amortization	$254,200	$2,600

A preliminary estimate of net tangible assets of $56.0 million includes $16.8 million of the purchase price payable by Boston Private that will be retained by Gibraltar Financial to fund the liability related to the Gibraltar Financial Stock Appreciation Rights Plan (SAR), most of which will be paid one year from the close. Gibraltar Financial would have to record an additional liability of $15.5 million to increase the liability recognized at March 31, 2005 to the amount that will ultimately need to be accrued at close.

Approximately $19.9 million has been allocated to identifiable amortizable intangible assets which is based upon preliminary information and subject to change. The amortization of the intangible assets on a straight line basis is reflected in the pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

Approximately $176 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will be tested for impairment at least annually and more frequently if certain indicators are present. In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2.	Junior Subordinated Debentures and Long Term Debt

Upon the closing of the merger, the Gibraltar Financial junior subordinated debentures (trust preferred securities) will be transferred to Boston Private. In addition, we currently anticipate issuing $50 million of additional Junior Subordinated Debentures and $50 million of long term debt. These amounts have been included in the pro forma adjustments. Interest expense has been calculated assuming an interest rate of 6.0% and 5.5%, respectively.

3.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to Gibraltar Financial’s net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and their estimated lives and to reflect the income tax effect related to the pro forma adjustments. The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:

	Account Title	Debits	Credits
1	Investment in Gibraltar Financial	212,000
	Common Stock-Boston Private		4,255
	Additional paid-in capital		94,545
	Cash		113,200
	To record cash paid and stock issued for Gibraltar Financial

2	Cash	48,500
	Prepaid expenses	1,500
	Junior subordinated debentures		50,000
	To record issuance of debentures for Trust Preferred debt

3	Cash	36,341
	Common stock		1,600
	Additional paid-in capital		34,741
	Issuance of 1.6 million shares under Forward Agreement at $22.713 per share

4	Cash at Holding Co.	49,000
	Prepaid Expenses	1,000
	Long Term Debt		50,000
	To record issuance of long term debt

5	Common Stock	11
	Additional paid-in capital	33,235
	Retained Earnings	21,902
	Accumulated other comprehensive income (loss)		89
	Goodwill		55,059
	To eliminate Gibraltar Financial equity

6	Goodwill	209,690
	Noncompete Agreements	2,500
	Core Deposit Intangibles	14,600
	Wealth Advisory Contracts	2,750
	Deferred tax asset (liability)		7,740
	Additional paid-in capital		221,800
	To record intangible assets, goodwill, and deferred taxes

7	Goodwill	9,450
	Deferred tax asset	6,050
	SARS liability		12,941
	Cash		2,559
	To record liability for Stock Appreciation Rights at close, net of deferred taxes and payment of a portion of the liability

8	Deferred tax asset	3,900
	Goodwill		3,900
	To record a deferred tax asset that Gibraltar Financial would have recognized if they had not been a Subchapter S corporation

9	Investment in Gibraltar Financial	9,800
	Cash		9,800
	To record direct transaction costs

10	Goodwill
	Additional paid-in Capital	15,600
	To record estimated fair value of stock options		15,600

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

Ref.	Account Title		Year ended Dec. 31, 2004	Qtr ended March 31, 2005
1	Interest expense-Junior subordinated debentures	6.0%	3,000	750
2	Interest expense-Long term debt	5.5%	2,750	688
3	Amortization of non compete agreement	5	500	125
4	Amortization of core deposit intangible	8	2,125	531
5	Amortization of wealth advisory contracts	10	275	69
6	Interest earned on excess cash	3.5%	290	72
7	Income tax provision (savings) on proforma adjustments	39%	(3,140)	(790)
8	Income tax provision on Gibraltar Financial pre tax earnings	39%	5,410	1,570

4.	Pro Forma Net Income Per Share

The pro forma basic and diluted net income per share are based on the historical number of Boston Private shares used in computing basis and diluted net income per share plus the number of Boston Private shares to be issued to Gibraltar Financial. In addition, 1.6 million additional Boston Private shares have been assumed to have been issued under the Forward Contract.

SELLING STOCKHOLDERS; PLAN OF DISTRIBUTION

Selling Stockholders

As described under “Other Material Agreements Relating to the Merger—Registration Rights Agreement,” Boston Private has agreed to cause a shelf registration statement to be filed covering sales by certain individuals receiving Boston Private common stock in the merger. This document forms a part of such shelf registration statement and relates to the offer and sale of Boston Private common stock directors of Gibraltar Financial following completion of the merger. Accordingly, in addition to registering up to 5,134,711 shares of Boston Private common stock to be issued or become issuable as a result of the merger, this prospectus relates to the aggregate resale of up to 4,255,336 shares of Boston Private common stock to be issued in the merger that may be sold from time to time by the selling stockholders. Boston Private will not receive any proceeds from the sale of its common stock by the selling stockholders.

The following table sets forth certain information about the beneficial ownership of each selling stockholder. The tabular information below assumes that (1) the selling stockholders will elect to receive as consideration in the merger only shares of Boston Private common stock, (2) no other Gibraltar Financial shareholders will elect to receive shares of Boston Private common stock; (3) each of the selling stockholders will be subject to a pro rata reduction in the number of shares of Boston Private common stock received in the merger, (4) the Exchange Ratio will be equal to 8.1569; and (5) all of the shares listed below will be offered and sold by the selling stockholders to unaffiliated third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time after the merger is completed, and because the actual number of shares of Boston Private common stock to be received by Gibraltar Financial’s directors who are entitled to registration rights will not be finally known until completion of the merger, the exact number of shares that each selling stockholder may hold after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

Name	Shares Beneficially Owned Before Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Steven D. Hayworth	353,192	1.1	353,192	0	0
David S. Kirkland	451,065	1.4	451,065	0	0
Bessemer Trust Company, as Trustee for David S. Kirkland Keogh Plan	208,511	0.6	208,511	0	0
Terry Allen Kramer Trust dated 4/5/65	259,575	0.8	259,575	0	0
Terry Allen Kramer & Irwin H. Kramer, JTWROS	259,575	0.8	259,575	0	0
James T. Dyke, Sub-Trust	2,723,418	8.5	2,723,418	0	0

Plan of Distribution

As used in this document, “selling stockholders” includes the individuals listed in the table above and donees, pledgee, transferees or other successors in interest selling shares received from a selling stockholder (including the named selling stockholders) after the date of this prospectus. Selling stockholders from time to time may sell the shares being offered hereby on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis; and

•	a combination of any such methods of sale.

The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling stockholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the NASDAQ National Market at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short Boston Private common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Boston Private common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer, and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act. Boston Private has agreed to provide the selling stockholders customary indemnification for violations of law in connection with this prospectus, and the parties to the registration rights agreement have agreed to provide Boston Private and each other customary indemnification for violations of law with respect to information provided by them for inclusion in the registration statement and the prospectus. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act with respect to sales of shares through this prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 and Rule 145 under the Securities Act.

Costs, expenses and fees to be incurred by the selling stockholders in connection with the registration of the shares offered hereby, including all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

Boston Private may suspend the use of this prospectus and any supplements to this document as described under “Other Material Agreements Relating to the Merger—Registration Rights Agreement.”

REGULATORY APPROVALS AND OTHER INFORMATION

Before Boston Private and Gibraltar Financial may complete the merger, Boston Private must obtain a number of regulatory approvals from, or give notices to, federal and state bank regulators, as summarized in the following paragraphs.

Federal Reserve Board and OTS

Boston Private must file a prior notification with the Federal Reserve Board pursuant to Section 4 of the Bank Holding Company Act to merge with Gibraltar Financial and thereby acquire control of Gibraltar Bank. A copy of the notification must be concurrently provided to the U.S. Department of Justice, the Federal Trade Commission and must also be furnished to the Office of Thrift Supervision (“OTS”).

The Federal Reserve Board’s determination whether to issue a letter of non-objection with respect to the merger is subject to certain requirements. The Federal Reserve Board generally will not issue a letter of non-objection with respect to any transaction that would result in a monopoly, or that would further a combination or conspiracy to monopolize banking in the United States or that would cause Boston Private’s subsidiary banks to control deposits that exceed certain deposit concentration limits.

The Federal Reserve Board also may not issue a letter of non-objection with respect to a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. However, the Federal Reserve Board may issue a letter of non-objection with respect to any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. The consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act. Consideration of financial resources generally focuses on capital adequacy.

In the context of a notification to acquire a savings association such as Gibraltar Bank, the Bank Holding Company Act, as amended by the USA PATRIOT Act, requires that the Federal Reserve Board consider the effectiveness of Boston Private, Gibraltar Financial and their subsidiaries in combating money laundering activities (and in complying with the requirements of the USA PATRIOT Act).

Boston Private and Gibraltar Financial may not complete the merger before the 30th calendar day following the Federal Reserve Board’s issuance of a letter of non-objection to the merger or, if the Federal Reserve Board has not received any adverse comments from the U.S. Department of Justice concerning the competitive effect of the merger, such shorter period of time as the Federal Reserve Board may permit that does not end sooner than the 15th calendar day following the Federal Reserve Board’s issuance of a letter of non-objection. During this waiting period, the Attorney General may, but is not expected to, commence an action to stay the effectiveness of the Federal Reserve Board’s issuance of a letter of non-objection and prevent the merger. The Federal Reserve Board or the U.S. Department of Justice may also challenge the merger on competitive grounds.

Boston Private is exempt from the requirement that it obtain the approval of the OTS in order to complete the merger because it is a bank holding company registered with the Federal Reserve Board and subject to the Banking Holding Company Act, but, as noted above, it will provide a copy of the notification to the OTS as well as the Federal Reserve Board.

State Regulatory Filings

Boston Private is a bank holding company for purposes of the laws of The Commonwealth of Massachusetts. Accordingly, Boston Private filed an application seeking the permission of the BBI pursuant to

Massachusetts General Laws, Chapter 167A, Sections 2 and 4, to acquire Gibraltar Financial. In determining whether to approve the acquisition of Gibraltar Bank, the BBI must consider whether the merger will unreasonably affect competition and whether public convenience and advantage will be promoted. The BBI must also consider whether the merger will result in “net new benefits” in Massachusetts, which include consideration of factors such as initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within a bank’s delineated local community and such other matters as may be deemed to benefit the community. Before the BBI may approve the merger, the BBI must hold a public hearing and receive confirmation from the Massachusetts Housing Partnership Fund (the “MHPF”) that Boston Private has made satisfactory arrangements with the MHPF.

Boston Private is not required to seek the approval of the Florida Office of Financial Regulation (“FOFR”) for the merger or for the change-of-control of Gibraltar Bank. Boston Private nonetheless formally notified the FOFR of the merger and change-of-control. The FOFR issued a letter of non-objection on May 16, 2005.

The merger agreement provides that the obligation of each of Boston Private and Gibraltar Financial to complete the merger is conditioned upon the receipt of all requisite regulatory approvals, including the letter of non-objection of the Federal Reserve Board, approval of the BBI and the expiration of all waiting periods. There can be no assurance that the Federal Reserve Board will issue a letter of non-objection or the BBI will approve or take any required action with respect to the merger, and, if such approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to mutually consent to abandon the merger or that no action will be brought challenging such approvals or action, including a challenge by the Attorney General of the United States or, if such a challenge is made, the result thereof.

Boston Private and Gibraltar Financial are not aware of any governmental approvals or actions that may be required for completion of the merger other than as described above. Should any other approval or action be required, Boston Private and Gibraltar Financial currently contemplate that such approval or action would be sought.

BUSINESS OF GIBRALTAR FINANCIAL

Gibraltar Financial

Gibraltar Financial is a unitary thrift holding company located at 220 Alhambra Circle, Coral Gables, Florida 33134 and our telephone number is (305) 476-1982. We are an S Corporation that owns 100% of Gibraltar Bank, FSB. We were incorporated in October 1993 and acquired all of the outstanding shares of Gibraltar Bank, FSB in July 1994. We exist primarily for the purpose of supporting the growth of Gibraltar Bank.

Our principal source of income is dividends from Gibraltar Bank. Our expenditures, including (but not limited to) the payment of dividends to shareholders, if and when declared by the board of directors, and the cost of servicing debt will generally be paid from such payments made to us by Gibraltar Bank. At March 31, 2005, we had total consolidated assets of $970 million, deposits of $839 million and shareholders’ equity of $55 million.

Gibraltar Bank

Gibraltar Bank is a federally-chartered savings bank headquartered in the same location as Gibraltar Financial. Gibraltar Bank is a locally managed bank providing private banking and wealth management services to professionals, as well as business owners, entrepreneurs, corporate executives and individuals, primarily in Miami-Dade, Monroe, Broward and Palm Beach Counties, Florida.

In addition to its main office, Gibraltar Bank currently has four branch offices located in South Miami, Downtown Miami, Downtown Fort Lauderdale, and Key Largo. Gibraltar Bank offers full private banking services, wealth management solutions, a broad range of commercial and residential lending options as well as services provided through strategic alliances with prominent firms. All federal savings associations, such as Gibraltar Bank, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. The test under the Home Owners Loan Act (HOLA) requires a savings association to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments. As an alternative, the savings association under HOLA may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans, certain consumer and small business loans, as defined by the regulations and mortgage related investments. Federal law limits the amount of non-residential mortgage loans a savings association may make. The law limits a savings association to a maximum of 10% of its assets in large commercial loans (defined as loans in excess of $2 million), with another 10% of assets permissible in “small business loans.” Commercial loans secured by real estate can be made in an amount up to four times an association’s capital. A savings association can also have commercial leases, in addition to the above items, up to 10% of its assets. Commercial paper, corporate bonds, and consumer loans taken together cannot exceed 35% of an association’s assets. For this purpose, however, residential mortgage loans and credit card loans are not considered consumer loans, and are both unlimited in amount. Because of the requirement that it satisfy the qualified thrift lending test, Gibraltar Bank’s lending focus is primarily on residential lending but it does facilitate commercial and consumer credit for its profile clients. Gibraltar Bank also offers a variety of deposit services including checking accounts, savings accounts, money market accounts, certificates of deposit, telebanking (banking by phone) and internet banking.

Gibraltar Bank’s deposits are insured under the Federal Deposit Insurance Act through the Savings Association Insurance Fund.

Recent Developments

On December 28th 2004, Gibraltar Financial participated in a Trust Preferred Securities offering in the amount of $16 million dollars. Gibraltar Financial Corporation Statutory Trust I was formed as a wholly-owned subsidiary of Gibraltar Financial (the Trust). The Trust issued an aggregate of $16 million of principal amount of floating rate capital trust pass-through securities. The securities issued by the Trust are fully guaranteed by Gibraltar Financial with respect to distributions and amounts payable upon liquidation, redemption or repayment. The entire proceeds to the Trust from the sale of the securities were used by the Trust in order to purchase $16 million of principal amount of floating rate junior subordinated debt securities issued by Gibraltar Financial. Gibraltar Financial used approximately $12 million of the net proceeds received to retire its existing debt, which debt was incurred in order to support the growth of Gibraltar Bank. The remainder was placed in a demand deposit account at Gibraltar Bank and has since been utilized to support the growth of Gibraltar Bank.

Competition

The competition for banking services in South Florida (Miami-Dade and Broward counties) is significant. The attractive demographics of the area have resulted in many of the foreign owned, regional, money center and mid-western banks purchasing existing franchises or establishing operations in the South Florida marketplace. In addition, most of the major investment brokerage houses have operations in the marketplace. Most of these companies have local departments or divisions that offer private banking and wealth management services to the affluent market. Specific to mortgage banking, competition from non-banking institutions in South Florida is also significant.

Many of Gibraltar Bank’s principle competitors offer more financial products and services than Gibraltar Bank. Additionally, many of Gibraltar Bank’s competitors have substantially higher legal lending limits which at times put Gibraltar Bank at a competitive disadvantage.

Florida (including Southeast Florida) has experienced significant banking merger and acquisition activity in the past few years. This type of activity has generally been helpful to Gibraltar Financial as many of the acquirors have been unsuccessful in preserving and enhancing the successful business model of the acquired institutions. Gibraltar Financial’s management anticipates that this trend will continue in the future.

Competition for top banking talent is particularly fierce in South Florida. A major factor contributing to this situation is the fact that very few large financial institutions have formal training programs in South Florida. As a result compensation levels for experienced bankers and wealth management personnel in the local marketplace are high.

Gibraltar Bank has prospered in the highly competitive South Florida banking environment by focusing its efforts within the narrow disciplines of private banking and wealth management services to professionals (lawyers, doctors, CPA’s etc.), corporate executives, entrepreneurs and select professional athletes. Gibraltar Bank’s business strategy is built upon trust and timely responsiveness and its product offering is tailored to each client’s specific financial goals and objectives.

To compete effectively in the investment management discipline, Gibraltar Bank has successfully partnered with some of the most respected companies in the industry. In management’s view, this strategy is appropriate in today’s competitive investment management environment provided that all client contact and communication is conducted by Gibraltar Bank’s experienced personnel.

Gibraltar Bank operates five strategically located branch offices in South Florida. From a convenience perspective, Gibraltar Bank’s clients may also conduct much of their banking business by utilizing Gibraltar Bank’s courier service. Gibraltar Bank is one of only a handful of banks that offer this highly desirable service to its clientele.

Employees

As of December 31, 2004 we had a total of 170 full-time equivalent employees.

Properties

Our main office and corporate headquarters is located at 220 Alhambra Circle, Coral Gables, Florida and consists of approximately 45,000 square feet. Gibraltar Financial began leasing the space in 1998. The initial lease expires July/2008 and Gibraltar Financial has two successive five year options to renew.

Gibraltar Bank has two branch offices located in Miami-Dade County. The first is located at 1575 San Ignasia Avenue and consists of 4200 square feet. The lease expires January 2009 and Gibraltar has one five year option to renew. The second office is located at 200 South Biscayne Blvd on the 28th floor. The second office consists of 5200 square feet with an initial lease expiration of November 2007 and one five year option to renew.

Our Monroe County branch consists of 3100 square feet located at 35 Ocean Reef Drive, Suite 100, Key Largo. The lease expires November 2006 and Gibraltar Bank has two successive five year options to renew.

Gibraltar Bank’s Broward County branch is located at 450 East Las Olas Blvd, Ft. Lauderdale and consist of 2900 square feet. The space is sub-leased from an existing tenant. The sub-lease will expire February 2007.

We also have two executive suites leased for one year terms. They are located in Boca Raton and in Naples, Florida. We have employees in those areas that utilize the space for business development purposes.

The existing facilities are considered to be adequate for our present and immediate future needs however we will consider expansion opportunities as they arise. The properties are adequately covered by insurance.

Equity Compensation Plan Information

The following table provides information as of March 31, 2005 with respect to options and stock appreciation rights outstanding and available under our Stock Option Plans and our Stock Appreciation Rights (SAR) Plan:

Plan Category	Number of Securities to be issued upon exercise of Outstanding Options	Weighted Avg Exercise Price of Outstanding Options	Number of Securities Remaining Available
Incentive Stock Option Plan	116,225	43.22	10,475
Nonemployee, Director and Agent Stock Option Plan	10,000	90.01	Board discretion

	Number Outstanding	Weighted Avg Strike Price	Number of SARs remaining available
Stock Appreciation Rights	100,875	25.37	4,475

SECURITY OWNERSHIP OF GIBRALTAR FINANCIAL MANAGEMENT

The table below sets forth certain information as of April 18th, 2005 with respect to each of the Directors of Gibraltar Financial and the Directors as a group. Management knows of no other persons who owned beneficially more than 5% of the outstanding common stock of Gibraltar Financial as of April 18, 2005.

Name & Office Held with the Company	Principal Occupation	Year of Birth	Year Elected/Appointed to as Director	Number of Shares	Percentage of Shares Outstanding (1)	Option Shares (2)	Stock Appreciation Rights
Steven D. Hayworth Director/President/CEO	President and CEO of Gibraltar Financial and Gibraltar Bank	1956	1993	59,805	5.35%	61,000	18,500
David S. Kirkland	Retired	1939	1993	111,642	9.99%	2,000
Terry Allen Kramer Trust	Private Investor	1933	1996	87,230	7.81%
James T. Dyke, Sub-Trust Director	Chairman and majority shareholder of Dyke Industries	1937	1995	462,086	41.35%
Directors as a Group				720,763	64.50%	63,000	18,500

Notes of Explanation

(1)	This percentage is based on the total number of shares of Gibraltar Financial’s common stock outstanding at April 18, 2005.
(2)	Represents shares which the Director has the right to acquire upon the exercise of stock options which are vested or will vest upon a change of control pursuant to Gibraltar Financial’s option plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF GIBRALTAR FINANCIAL’S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of Gibraltar Financial’s financial condition and results of operations

Gibraltar Financial is an S Corporation that owns 100% of Gibraltar Bank. For federal and state income tax purposes all items of income and expense flow through to Gibraltar Financial’s shareholders, therefore no provision for income taxes has been reflected in the operating results discussed below.

Gibraltar Financial’s principal source of income is the earnings of Gibraltar Bank. Expenditures, including (but not limited to) the payment of dividends to shareholders, if and when declared by the board of directors, and the cost of servicing debt will generally be paid from dividends paid to Gibraltar Financial by Gibraltar Bank.

Gibraltar Bank offers full private banking services, wealth management solutions, a broad range of commercial and residential lending options as well as services provided through strategic alliances with prominent investment management and securities brokerage firms. In addition to its main office located in Coral Gables, Gibraltar Bank currently has four branch offices located in South Miami, Downtown Miami, Downtown Fort Lauderdale, and Key Largo.

Management’s discussion and analysis of Gibraltar Financial’s financial condition and results of operations should be read in conjunction with the audited and unaudited consolidated financial statements of Gibraltar Financial, including the notes thereto, included in this document.

Overview

Throughout the reporting periods covered, Gibraltar Financial has experienced steady growth in assets and deposits and has accordingly achieved increased net earnings. Total net loans increased to $834.2 million at December 31, 2004 from $657.5 million at December 31, 2003 and from $593.7 million at December 31, 2002. The primary source of funds, deposits from customers, totaled $703.5 million at December 31, 2004, compared to $599.3 million as of December 31, 2003 and $548.7 million at December 31, 2002. Total net loans increased $240.5 million or 41% from December 31, 2002 to December 31, 2004 while deposits increased $154.8 million or 28% during that same period.

As of March 31, 2005 total net loans increased to $852.5 million from $834.2 million at December 31, 2004. Total net loans for that period increased $18 million, representing and annualized increase 8%. Total deposits as of March 31, 2005 increased to $836.9 million from $703.5 million at December 31, 2004, representing an annual increase of 19%.

Gibraltar Financial reported net earnings for the year ended December 31, 2004 of $13.9 million compared to $10.4 million for the year ended December 31, 2003 and $8.8 million for the year ended December 31, 2002. The increases were due primarily to an increase in net interest income arising from a greater quantity of interest-earning assets, and a significant increase in transaction deposits costing less than 1% per annum.

We reported net earnings for the quarter ended March 31, 2005 of $4.0 million compared to $2.9 million for the quarter ended March 31, 2004. The increases again were due primarily to an increase in net interest income arising from a greater quantity of loans, and a significant increase in transaction deposits.

Return on average assets was 1.72% for the year ended December 31, 2004 compared to 1.51% for 2003, and 1.48% for 2002. Return on average stockholders equity was 29.96% for the year ended December 31, 2004 compared to 28.89% for 2003 and 29.58% for 2002.

As of March 31, 2005 return on assets for the quarter was 1.75% and return on equity was 30.15%

Critical Accounting Policies

Gibraltar Financial’s financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by Gibraltar Financial relates to the valuation of its loan portfolio.

A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs, placing loans on nonaccrual status and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is a subjective judgment that Gibraltar Bank’s management must make regarding the loan portfolio. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are made by analyzing historical losses, current trends in delinquencies and charge-offs, the views of Gibraltar Bank’s regulators, changes in the size and composition of the loan portfolio and peer group information. The analysis also requires consideration of the economic climate and direction, change in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to South Florida. Where there is a question as to the impairment of a specific loan, management obtains valuations of the property or collateral securing the loan, and current financial information of the borrower, including financial statements, when available. Because the calculation of the allowance for loan losses relies on management’s estimates and judgments relating to inherently uncertain events, actual results may differ from management’s estimates.

Gibraltar Financial’s significant accounting policies are discussed in Note 1 of the Notes to Gibraltar Financial’s Consolidated Financial Statements.

Results of Operations

Net Interest Income

Net interest income is the difference between interest earned on loans and other assets and interest paid on liabilities. Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. Gibraltar Financial’s net interest income is affected by changes in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. Net interest margin is also affected by changes in the yield earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on Gibraltar Bank’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic and monetary conditions and other factors frequently beyond Gibraltar Financial’s control, such as governmental economic policies, money supply, governmental tax policies and actions of the Federal Reserve Board.

Net interest income before provision for loan losses was $33.0 million for the year ended December 31, 2004 compared to $26.1 million for the year ended December 31, 2003 and $22.3 million for the year ended December 31, 2002. The results for 2004 represent an increase of $10.7 million or 48.2% from the results for fiscal year 2002. The increase was attributable to an increase in average interest-earning assets of $220.3 million during that same period compared to an increase of $128.0 million in interest bearing liabilities during the same period. The average rate earned on interest earning assets decreased to 5.60% at December 31, 2004 compared to 6.49% at December 31, 2002. The decrease was attributable to a decreasing interest rate environment during that time frame due to among other things decreases in interest rates by the Federal Reserve Board. Average net loans outstanding for the year ended December 31, 2004 was $728.2 million yielding 5.89% compared to average loans outstanding of $545.9 million for the year ended December 31, 2002 yielding 6.63%. The increase in average loans outstanding was due to originating amounts of loans in excess of repayments.

Net interest income before provision for loan losses was $9.8 million for the quarter ended March 31, 2005 compared to $7.1 million for the quarter ended March 31, 2004. This represents an increase of $2.7 million or 38%. The increase was attributable to an increase in total assets of $82.0 million as well as a slightly increasing rate environment during that time frame.

The following tables show Gibraltar Financial’s average balances of assets, liabilities and stockholders’ equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the years indicated:

Yield and Rate Analysis of Net Interest Income ($ in thousands)

	Year Ended 2004			Year Ended 2003			Year Ended 2002
	Consolidated Average Balance	Interest Income/ Expense	Average Rate/Yield	Consolidated Average Balance	Interest Income/ Expense	Average Rate/Yield	Consolidated Average Balance	Interest Income/ Expense	Average Rate/Yield
Assets:
Interest-earning assets:
Loans(1)	$728,248	$42,901	5.89%	$623,695	$37,668	6.04%	$545,865	$36,215	6.63%
Interest bearing deposits	8,143	83	1.01	4,811	49	1.01	2,556	37	1.46
Federal funds sold	26,873	282	1.05	20,507	200	0.98	10,487	136	1.29
Investment securities:
Mutual Fund	2,436	105	4.32	2,479	98	3.93	670	29	4.39
State of Israel bond	100	2	2.44	100	3	2.50	100	3	3.00
U.S. Treasury securities	4,047	65	1.61	955	24	2.55	980	36	3.69
FHLB agency security	1,399	48	3.46	0	0	0.00	0	0	0.00
Asset-backed security	330	16	4.82	0	0	0.00	0	0	0.00
Mortgage-backed securities	9,533	350	3.67	0	0	0.00	0	0	0.00
FHLB stock	3,627	130	3.57	3,040	115	3.79	3,865	207	5.35
Bankers Bank stock	78	2	2.02	78	1	1.83	78	1	1.67
GFST	39	0	0.00	0	0	0.00	0	0	0.00

Total interest-earning assets	784,853	43,984	5.60	655,665	38,158	5.82	564,601	36,664	6.49

Non-interest earning assets:
Cash and due from banks	11,353			22,470			16,530
Loans held for sale	1,534			4,212			4,134
Premises and equipment	3,806			4,649			3,924
Other Real Estate Owned	0			8			94
Accrued interest receivable	2,355			2,208			2,121
Other assets	2,689			2,148			2,117

Total noninterest earning assets	21,737			35,695			28,920

Total Assets	$806,590			$691,360			$593,521

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
Deposits:
Savings, NOW and money-market	426,139	4,677	1.10	316,460	3,503	1.11	225,550	3,136	1.39
Time Deposits	136,436	3,839	2.81	179,548	5,976	3.33	188,567	8,184	4.34
Total interest-bearing deposits	562,575	8,516	1.51	496,008	9,479	1.91	414,117	11,320	2.73
FHLB advances	42,767	2,048	4.79	42,807	2,044	4.78	61,992	2,442	3.94
Junior subordinated debenture	181	8	4.68	1,538	145	9.42	2,000	184	9.22
Other borrowings	12,416	389	3.13	12,799	392	3.06	11,845	436	3.68

Total interest-bearing liabilities	617,939	10,961	1.77	553,152	12,060	2.18	489,954	14,382	2.94

Non-interest bearing liabilities:
Demand deposits	126,695			88,626			62,153
Advance payments by borrowers	2,888			2,683			2,164
Official checks	5,982			5,170			5,211
Other liabilities	6,754			5,589			4,374

Total non-interest bearing liabilities	142,319			102,068			73,902

Stockholders’ Equity	46,332			36,140			29,665

Total Liabilities and Stockholders Equity	$806,590			$691,360			$593,521

Net Interest Income		$33,023			$26,098			$22,282

Net Interest Spread(2)			3.83			3.64			3.56
Net Interest Margin(3)			4.05			3.85			3.72
Ratio of avg int-earning assets to avg int-bearing liab		1.27			1.19	0.00		1.15

(1)	Loans are net of the allowance for loan losses and deferred fees. Non accrual loans are included in the table for computation purposes, but the foregone interest of such loans is excluded.
(2)	Represents the weighted average yield on interest earning assets less the weighted average cost of interest-bearing liabilities.
(3)	Represents the net interest income (after provision for loan losses) as a percentage of average interest earning assets.

The following table sets forth, for the years indicated, the dollar amount of changes in interest earned and paid for interest earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates (rate). The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the dollar amount of the changes in each:

Rate/Volume Analysis of Net Interest Income (in thousands)

	Year Ended December 31, 2004 vs. 2003				Year Ended December 31, 2003 vs. 2002
	Increases (Decreases) due to change in				Increases (Decreases) due to change in
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Earning Assets-Interest Income:
Loans (1)	$6,315	(927)	(155)	5,233	$5,164	(3,247)	(463)	1,454
Interest bearing deposits	34	0	0	34	33	(12)	(10)	11
Federal funds sold	62	15	5	82	130	(33)	(32)	65
Investment securities:	0	0	0	0	0	0	0	0
Mutual Fund	(2)	10	(0)	8	79	(3)	(8)	68
State of Israel bond	0	(0)	0	(0)	0	(1)	0	(1)
U.S. Treasury securities	79	(9)	(29)	41	(1)	(11)	0	(12)
FHLB agency security	0	0	48	48	0	0	0	0
Asset-backed security	0	0	16	16	0	0	0	0
Mortgage-backed securities	0	0	350	350	0	0	0	0
FHLB stock	22	(7)	(1)	14	(44)	(60)	13	(91)
Bankers Bank stock	0	0	0	0	0	0	0	0
GFST	0	0	0	0	0	0	0	0

Total Interest Income	6,510	(918)	234	5,826	5,361	(3,367)	(500)	1,494

Deposits and borrowed funds-Interest Expense:
Deposits:
Savings, NOW and money-market	1,214	(30)	(10)	1,174	1,264	(639)	(258)	367
Time Deposits	(1,435)	(923)	222	(2,136)	(391)	(1,909)	91	(2,209)
FHLB advances	(2)	6	(0)	4	(756)	520	(160)	(396)
Junior subordinated debenture	(128)	(73)	64	(137)	(43)	4	(1)	(40)
Other borrowings	(12)	8	(0)	(4)	35	(73)	(6)	(44)

Total interest expense	(363)	(1,012)	276	(1,099)	109	(2,097)	(334)	(2,322)

Net Interest Income	$6,873	94	(42)	6,925	$5,252	(1,270)	(166)	3,816

(1)	Loans are net of the allowance for loan losses and deferred fees. Non-accrual loans are included in the table for computation purposes, but the foregone interest of such loans is excluded.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. Gibraltar Bank sets aside an allowance or reserve for loan losses through charges to net income. The charges are shown on the consolidated statements of earnings as provisions for loan losses. Identifiable and quantifiable losses are immediately charged off against the allowance. The amount of the provision is determined by management as that required to be added to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio after net charge-offs have been deducted. The determinations are based on management’s regular review of the loan portfolio and consideration of such factors as historical loss experience, general prevailing economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including repayment ability and the estimated value of the underlying collateral.

The provision for loan losses was $1.24 million, $842,000 and $1.257 million for the years ended December 31, 2004, 2003 and 2002 respectively. The ratio of the allowance for loan losses to gross loans was 0.93%, 1.00% and 0.94% as of December 31, 2004, 2003 and 2002 respectively.

The provision for loan losses was $455,000 and $135,000 for the periods ended March 31, 2005 and 2004 respectively. The ratio of the allowance for loan losses to gross loans was 0.86%, and 1.00% as of March 31, 2005 and 2004 respectively.

Noninterest Income

The following table sets forth the various components of Gibraltar Financial’s noninterest income for the periods indicated:

	Years Ended December 31,
	2004		2003		2002
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	($ in thousands)

Wealth management fees	$4,837	71.39%	$4,086	65.86%	$3,006	58.34%
Fees and service charges on deposit accounts	626	9.24%	604	9.74%	447	8.67%
Other fees and service charges	436	6.44%	140	2.26%	234	4.54%
Gain on sale of loans	835	12.32%	1,323	21.32%	1,397	27.11%
Other income, net	41	0.61%	51	0.82%	69	1.34%

Total noninterest income	$6,775	100.00%	$6,204	100.00%	$5,153	100.00%

As a percentage of average earning assets		0.86%		0.95%		0.91%

Gibraltar Financial has two primary sources of noninterest income: wealth management fees and gain on sale of loans. Wealth management fees represent amounts charged to customers in conjunction with investment and trust services. Gain on sale of loans are premiums recognized on sales of loans generated by Gibraltar Bank and sold in the secondary market. These loans are predominately fixed-rate loans (15 and 30 year maturities) that for interest-rate risk purposes Gibraltar Bank elects not to keep in its loan portfolio.

Noninterest income for the years ended December 31, 2004, 2003 and 2002 was $6.8 million, $6.2 million and $5.2 million respectively. This represents an increase of $571,000 or 9% from 2003 to 2004, and $1.1 million or 20% from 2002 to 2003. Wealth management fees increased $1.8 million from 2002 to 2004 due to an increase of 31% or $144.0 million of assets under management. Gain on the sale of loans decreased $562,000 or 40%, from 2002 to 2004 as a result of an increasing interest rate environment and as such a decrease in the volume of fixed rate loans sold in the secondary market.

The following table sets forth the various components of Gibraltar Financial’s noninterest income for the periods indicated:

	Three Months Ended March 31,
	2005		2004
	Amount	Percent of Total	Amount	Percent of Total
	($ in thousands)
Wealth management fees	$1,218	73.11%	1,135	75.52%
Fees and service charges on deposit accounts	152	9.12%	152	10.11%
Other fees and service charges	57	3.42%	23	1.53%
Gain on sale of loans	219	13.15%	189	12.57%
Other income, net	20	1.20%	4	0.27%

Total noninterest income	$1,666	100.00%	1,503	100.00%

As a percentage of average earning assets		0.18%		0.21%

Noninterest income for the quarters ended March 31, 2005 and 2004 was $1.7 million and $1.5 million respectively. This represents an increase of $200,000 or 13% for the period. Wealth management fees increased $83,000 or 7% due to an increase of 31% or $145.0 million of assets under management. Gains from the sale of loans increased 16% or $30,000 for the period due to a slight increase in the volume of loans sold in the secondary market.

Noninterest Expense

The following table sets forth the breakdown of noninterest expense for the periods indicated:

	Years Ended December 31,
	2004		2003		2002
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	($ in thousands)
Salaries and employee benefits	$15,630	63.34%	$12,569	59.80%	$10,549	60.61%
Occupancy and equipment	3,598	14.58%	3,502	16.66%	2,873	16.51%
Professional fees	772	3.13%	1,090	5.19%	519	2.98%
Deposit insurance premiums	91	0.37%	87	0.41%	69	0.40%
Data processing	743	3.01%	573	2.73%	455	2.61%
Other expense	3,842	15.57%	3,198	15.21%	2,940	16.89%

Total noninterest expense	$24,676	100.00%	$21,019	100.00%	$17,405	100.00%

As a percentage of average earning assets		3.14%		3.21%		3.08%
Efficiency ratio		62.00%		65.07%		63.44%

Noninterest expense consists of salary and employee benefits, occupancy and equipment, professional fees, deposit insurance premiums, data processing, and other expenses. Noninterest expense for the years ended December 31, 2004, 2003 and 2002 was $24.7 million, $21.0 million and $17.4 million respectively representing an increase of 42% from 2002 to 2004. Gibraltar Financial’s total assets increased $240 million or 37% for that same period.

Gibraltar Financial’s net income grew from $8.8 million for fiscal 2002 to $13.9 million for 2004, representing an increase $5.1 million or 58%. During that same period total loans increased $240.5 million, or 41%. The largest increase in noninterest expense for that same period was salaries and benefits which increased by 48% or $5.1 million. The significant growth in loans and increase in net income is the result of adding additional staff during the period. The increase in other expenses is primarily due to increases in sub-advisor fees paid with respect to Gibraltar Financial’s Wealth Management division and consulting fees associated with detecting cost savings and revenue enhancing opportunities for Gibraltar Financial.

The following table sets forth the breakdown of noninterest expense for the periods indicated:

	Three Months Ended March 31,
	2005		2004
	Amount	Percent of Total	Amount	Percent of Total
	($ in thousands)
Salaries and employee benefits	$4,747	67.61%	3,549	63.31%
Occupancy and equipment	932	13.27%	898	16.02%
Professional fees	121	1.72%	182	3.25%
Deposit insurance premiums	26	0.37%	21	0.37%
Data processing	191	2.72%	167	2.98%
Other expense	1,005	14.31%	789	14.07%

Total noninterest expense	$7,022	100.00%	5,606	100.00%

As a percentage of average earning assets		3.11%		0.78%
Efficiency ratio		61.03%		64.83%

Noninterest expense for the quarters ended March 31, 2005 and 2004 was $7.0 million and $5.6 million respectively representing an increase of $1.4 million or 25% for the period. The largest increase in noninterest expense for the period was salaries and benefits which increased by 34% or $1.2 million. Gibraltar Financial’s net income grew from $2.9 million to $4.0 million for the period, representing an increase $1.1 million or 37%.

Financial Condition

Loan Portfolio

Gibraltar Financial has realized steady growth in its loan portfolio throughout recent years. Total loans increased from $658 million as of December 31, 2003 to $834 million as of December 31, 2004, a 27% increase. During 2004, residential real estate loans increased $99.1 million or 27% and commercial real estate loans increased $69.8 million or 56%. Total net loans were $657.5 million as of December 31, 2003 compared to $593.7 million as of December 31, 2002, which represents an increase of $63.8 million or 11%. The increases were primarily in residential lending, which increased $69.9 million or 23% in 2003, and commercial real estate loans, which increased $25.8 million or 26% during 2003.

At March 31, 2005 total loans were $852 million, an increase of $18 million from December 31, 2004, representing an annualized increase of 8%. The increase was primarily in real estate loans with residential real estate loans increasing $3 million and non residential real estate loans increasing $14 million during the three month period. Non real estate loans increased $1 million during the period.

Gibraltar Financial real estate mortgage loans consist primarily of loans made which are secured by real estate mortgages on commercial and residential property. These loans are the largest single component of Gibraltar Financial loan portfolio accounting for approximately $785.1 million or 91% of gross loans at March 31, 2005, $767.4 million or 91% of total gross loans at December 31, 2004, and $601.4 million or 91% of total loans at December 31, 2003. Gibraltar Financial offers primarily floating and to a lesser extent, fixed-rate loans. Maturities on such loans are generally 30 year maturities for residential (fixed and floating) and up to 25 years for commercial real estate.

Gibraltar Financial also offers real estate construction loans to finance the construction of commercial and single family residential property. Real estate construction loans comprised approximately $110.1 million or 13% of Gibraltar Financial’s loan portfolio at March 31, 2005, $98.7 million or 12% at December 31, 2004 and $101.5 million or 15% of its loan portfolio at December 31, 2003. These loans are typically short term and have interest-rates tied to prime.

Gibraltar Financial also offers home equity lines of credit (HELOCs) which comprised approximately $98.7 million or 12% of the loan portfolio as of March 31, 2005 and $111.3 million or 13% of the loan portfolio as of December 31, 2004. HELOCs generally provide for the monthly payment of principal and interest and most of these loans are secured by second mortgage liens on residential property.

Gibraltar Financial’s primary market for loan originations is South Florida. Loans made in Miami-Dade, Broward and Monroe counties comprise more than 90% of Gibraltar Financial’s portfolio loans. Strong population growth within the state continues to support Gibraltar Financial’s strong economic performance and long term forecasts project continued growth. Miami-Dade and Broward counties are the two most populated counties in Florida with a combined deposit market of more than $75 billion.

The following table sets forth the amount of total loans outstanding in each category and the percentage of total loans in each category as of the dates indicated:

Loan Portfolio Composition ($ in thousands)

	As of December 31,
	2004		2003		2002
	Amount	%	Amount	%	Amount	%
	(in thousands)
Real estate:
Residential(1)	$473,227	56.04%	$374,119	56.18%	$304,262	50.63%
Commercial	195,535	23.15%	125,734	18.88%	99,909	16.63%
Construction	98,673	11.68%	101,529	15.25%	138,203	23.00%

Commercial and Industrial:
Commercial	26,667	3.16%	29,009	4.36%	24,961	4.15%
Consumer	50,394	5.97%	35,522	5.33%	33,581	5.59%

Total gross loans	844,496	100.00%	665,913	100.00%	600,916	100.00%

Less:
Allowance for loan losses	(7,861)	-0.93%	(6,658)	-1.00%	(5,625)	-0.94%
Deferred net loan fees	(2,460)	-0.29%	(1,741)	-0.26%	(1,574)	-0.26%

Total net loans	$834,175	98.78%	$657,514	98.74%	$593,717	98.80%

(1)	Includes Multi Family Loans

Loan Maturities and Sensitivity to Changes in Interest Rates

Loans Secured by Real Estate—General

As of December 31, 2004, $767.4 million, or approximately 91% of Gibraltar Financial’s loans were secured by real estate mortgages. All of Gibraltar Financial’s loans that are secured by real estate are monitored and taken into account in the monthly computation of the adequacy of the allowance for loan and lease losses. Historical loan losses are tracked by loan category and used to determine the adequacy of Gibraltar Financial’s allowance for loan and lease losses.

Gibraltar Financial requires title insurance insuring the status of the lien on all of its real estate secured loans. Gibraltar Financial also requires that fire and extended coverage casualty insurance be maintained in an amount equal to the outstanding loan balance. If the property is located in a designated flood zone, flood insurance will also be required. This requirement is subject to applicable law that in some instances may limit the required amount of insurance required to be purchased by the borrower.

Commercial Real Estate Loans

The value of real estate collateral for commercial mortgage loans is supported by formal appraisals performed by appraisers approved by Gibraltar Financial and conducted in accordance with applicable state and federal regulations. Generally, commercial mortgage loans are made for a period of up to five to seven years, amortization may be up to 25 years, loan to value ratios are generally 75.0% or less, and debt service coverage ratios approximate 1.15:1 or better.

Repayment on loans secured by commercial mortgages generally depends on successful management of operations of the collateral properties. The market value of the collateral is subject to changes in the real estate market and general economic conditions. Gibraltar Financial endeavors to address these risks through its underwriting criteria, including loan to value ratios and debt service coverage ratios.

Risks associated with commercial mortgage loans vary with local, state and national economic factors and the cyclical nature of real estate markets. Gibraltar Financial attempts to mitigate these risks through the underwriting criteria described above as well as by monitoring the performance of the portfolio. Gibraltar Financial has not experienced losses on its commercial real estate loans during the past two years; however, there can be no assurance that this will continue to be the case.

Residential Real Estate Loans

The value of real estate collateral for residential mortgage loans is supported by formal appraisals performed by appraisers approved by Gibraltar Financial and conducted in accordance with applicable state and federal regulations. Generally, residential loans are adjustable rate loans with the interest rate fixed for an initial period of up to five to seven years following the initial borrowing, and adjusting annually thereafter with reference to an interest rate spread over a specified index. Typically the index is the yield on the one year U.S. treasury bill. Amortization is usually 30 years and loan-to-value ratios are generally 90% or less, with mortgage insurance being required for a loan with a loan-to-value in excess of 80%.

Risks associated with residential mortgage loans vary with local, state and national economic factors and the cyclical nature of real estate markets. Gibraltar Financial attempts to mitigate these risks by utilizing underwriting criteria referenced above as well as by monitoring the performance of the portfolio. Gibraltar Financial has not experienced significant losses on its residential real estate loans during the past three years; however, there can be no assurance that this will continue to be the case.

Real Estate Construction Loans

Gibraltar Financial finances the construction of residential and commercial properties. Gibraltar Financial’s construction loans typically have the following characteristics:

•	First mortgages on the collateral real estate;

•	Maturities of two years or less;

•	A floating rate of interest based on prime rate;

•	Maximum loan-to-value of 80%

•	Appraisals by appraisers approved by Gibraltar Financial;

•	Reserve for anticipated interest costs during construction;

•	Recourse against the borrower or guarantor;

•	Construction costs are verified using an outside construction cost estimator approved by Gibraltar Financial;

•	Construction progress inspections are documented using an outside inspection company approved by Gibraltar and

•	Loan disbursements are controlled in accordance with progress inspections and lien releases are obtained.

Construction loans involve additional risks compared with loans secured by existing improved real property. These include: (1) the uncertainty of collateral value prior to completion; (2) the inherent uncertainty in estimating construction costs; (3) weather, municipal or other governmental-caused delays during construction; and (4) the inherent uncertainty of the market value of the completed project. As a result of these uncertainties, repayment is dependent, in a large part, on the financial strength of the borrower and/or the ultimate success of the project. If Gibraltar Financial is forced to foreclose on a project prior to or at completion because of default, it may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, Gibraltar Financial may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. Further, future local, state or national economic conditions could have an adverse impact on the potential success of construction financed by Gibraltar Financial and on collateral securing these loans. Gibraltar Financial has not experienced losses on its real estate construction loans in the last three years; however, there can be no assurance that this will continue to be the case.

The following table shows the maturity distribution and repricing intervals of Gibraltar Financial’s outstanding loans as of December 31, 2004. In addition, the table shows the distribution of such loans as between those with variable or floating interest rates and those with fixed or predetermined interest rates.

	0-1 yrs	1-5 yrs	5+ yrs	Total
	(in thousands)
Real estate:
Residential	$217,295	150,274	105,658	473,227
Commercial	59,496	93,941	42,098	195,535
Construction	82,326	12,508	3,839	98,673
Commercial and Industrial:
Commercial	22,651	3,592	424	26,667
Consumer	41,464	6,825	2,105	50,394

Total gross loans	423,232	267,140	154,124	844,496

Loans with variable (floating) interest rates	$392,121	188,492	52,172	632,785
Loans with predetermined (fixed) interest rates	$31,111	78,648	101,952	211,711

Off-Balance Sheet Arrangements

During the ordinary course of business, Gibraltar Financial will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of Gibraltar Financial to its customers, which is not represented in any form within the balance sheets of Gibraltar Financial. These commitments represent a credit risk to Gibraltar Financial.

The effects on Gibraltar Financial’s revenues, expenses, cash flows and liquidity from the unused portions of the commitments to provide credit cannot be reasonably predicted, because there is no guarantee that the lines of credit will ever be used. For more information regarding Gibraltar Financial’s off-balance sheet arrangements, see note 11 to Gibraltar Financial’s consolidated financial statements included elsewhere in this document.

Nonperforming Assets

Nonperforming assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned, (OREO). Loans are generally placed on non-accrual status when they become 90 days past due unless management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where management believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that management intends to offer for sale. Gibraltar Financial has had one property with a carrying value of $556,000 classified as OREO in the past three years. The property was obtained by foreclosing on a commercial real estate loan in October 2002. The property was subsequently sold in January 2003 at a $14,000 loss.

Management’s classification of a loan as nonaccrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan. When a loan is classified as nonaccrual, Gibraltar Financial stops recognizing income from the interest on the loan and reverses any uncollected interest that had been accrued but unpaid. These loans may or may not be collateralized, but collection efforts are continuously pursued in accordance with Gibraltar Financial’s policies.

Interest on performing loans is accrued and taken into income monthly. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. At December 31, 2004 Gibraltar Financial had $3.96 million of nonperforming loans or 0.47% of Gibraltar Bank’s total loans outstanding. All but $1.0 million of these loans were nonaccrual loans. One non real estate loan in the amount of $1.4 million represents 35% of the total nonperforming loans, of which $900,000 was charged off during the March 2005 quarter. Non performing loans totaled $5.6 million and $7.1 million for the years ended December 31, 2003 and 2002 respectively, representing 0 .84% and 1.19% of total loans at those dates.

When appropriate or necessary to protect Gibraltar Financial’s interests, Gibraltar Financial may take possession of collateral on a loan through foreclosure or a deed in lieu of foreclosure. The OREO is carried on the books of Gibraltar Financial as an asset, at the lesser of the recorded investment or the fair value less estimated selling costs (net realizable value). Gibraltar Financial periodically revalues the OREO and charges other expenses for any required write-downs. The OREO represents another category of nonperforming assets. Gibraltar Financial had no OREO at December 31, 2004, or at March 31, 2005.

Total nonperforming assets amounted to 1.40% of Gibraltar Financial’s total loans at March 31, 2005 and to 0.47% at December 31, 2004, and 0.84% at December 31, 2003.

The following table provides information with respect to the components of Gibraltar Financial’s nonperforming assets as of the dates indicated:

			December 31,
	2004	2003	2002	2001	2000
	($ in Thousands)
Nonaccrual loans:(1)
Real estate:
Construction	$0	$2,310	$5,435	$0	$0
Commercial	0	0	367	424	984
Residential	1,492	3,226	0	138	436
Commercial and industrial:
Loans	0	0	0	6	42
Factored accounts receivable	0	0	0	0	0
Consumer and other	1,446	27	22	0	0

Total	2,938	5,563	5,824	568	1,462
Loans 90 days or more past due (as to principal or interest) and still accruing:
Real estate:
Construction	0	0	0	0	0
Commercial	0	0	0	0	0
Residential	1,000	0	0	0	0
Commercial and industrial:
Loans	0	0	0	0	0
Factored accounts receivable	0	0	0	0	0
Consumer and other	22	0	268	81	0

Total	1,022	0	268	81	0
Restructured loans (2)	0	0	740	318	297
Total nonperforming loans	3,960	5,563	6,832	967	1,759
OREO	0	0	556	0	0

Total nonperforming assets	$3,960	$5,563	$7,388	$967	$1,759

Nonperforming loans as a percentage of total loans(3)	.47%	.84%	1.14%	.20%	.49%
Nonperforming assets as a percentage of total loans and OREO	.47%	.84%	1.23%	.20%	.49%
Allowance for loan losses to nonperforming loans	198.51%	119.68%	82.33%	496.75%	179.70%

(1)	During the years ended December 31, 2000 through 2004, no interest income related to these loans was included in net income.
(2)	A “restructured loan” is one on which the terms have been renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.
(3)	Total loans are gross of the allowance for loan losses and net of deferred fees.

Allowance for Loan Losses

Credit risk is inherent in making loans. Gibraltar Financial establishes an allowance for loan losses through charges to earnings based on management’s evaluation of known and inherent risk in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and decreased by charge-offs, less recoveries. The adequacy of the allowance for loan losses is measured in the context of several key ratios and factors including: (1) the ratio of the allowance to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and (3) the ratio of net charge-offs (recoveries) to average loans outstanding. Additional factors considered in establishing an appropriate allowance include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; comprehensive analysis of the levels and trends of loan categories; the level of net loan losses experienced in the past, and a review of delinquent and classified loans.

Management and the board of directors regularly review the results of examinations, independent credit reviews, independent financial audits and Gibraltar Financial’s internal review as additional indicators to determine if the amount in the allowance for loan losses is adequate to protect against estimated future losses.

Prudent collection efforts and tighter lending controls are responsible for Gibraltar Financial’s strong performance in maintaining credit quality. However, no assurance can be given that Gibraltar Financial’s loan portfolio will continue to measure well against its peers on these ratios and quality measures, or that losses will not otherwise occur in the future.

Gibraltar Financial formally assesses the allowance in a multi-step process on a quarterly basis. The determination of the allowance begins with management reviewing each individual classified loan in detail, evaluating, among other things, the adequacy of collateral, payment record, current loan status and borrower financial capacity. A loan loss allowance is assigned to each classified loan (loans categorized as “Substandard,” “Doubtful” and “Loss” as well as “Special Mention”) in this quarterly review based upon the specifics of the loan’s circumstances, including updated collateral value, borrower’s or guarantor’s financial capacity, payment record and recent conversations with the borrower. Loans that are not classified are pooled by type (e.g., commercial loans, consumer loans) and are assigned an appropriate allowance factor based upon Gibraltar Financial’s historical charge off experience or a minimum “floor,” whichever is greater, and then factors are adjusted for current conditions. These reserve factors have floor reserve amounts that range from 0.30% to 2.25% depending on the particular loan category.

Management also utilizes a grading system for non single family residential loans whereby each loan is “graded” at the time of origination, extension or renewal. The grade is used to assess the inherent risk attendant to the credit facility and to ensure that loans are properly classified. Further, management considers other factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, trends in the level of delinquent and classified loans, specific problem loans and commitments, and current and anticipated economic conditions.

Management and the board of directors review the allowance for loan losses monthly. While the board believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected, if circumstances differ substantially from the assumptions used in making the final determination.

The allowance for loan losses was $7.9 million and $6.7 million at December 31, 2004 and 2003, respectively. These amounts represent 0.93% and 1.00%, respectively, of total gross loans as of these dates. The amount maintained reflects management’s evaluation of the current economic outlook concerning the liquidity and realizable value of the real property held as collateral. It also reflects an ongoing evaluation of the risks inherent in Gibraltar Financial’s loan portfolio, the short term and long term economic forecasts and the continued monitoring of specific loans where there are potential losses. Nonperforming assets include loans for which interest is no longer accruing, loans 90 or more days past due, impaired loans and other real estate owned. Nonperforming assets represented 0.47% and 0.84% of total loans at December 31, 2004 and 2003, respectively. Gibraltar Financial considers these amounts to be the result of management’s continued adherence to strict loan standards and policies.

The table below summarizes the activity in Gibraltar Financial’s allowance for loan losses during the periods indicated:

	As of and for the years ended December 31, ($ in thousands)
	2004	2003	2002	2001	2000
Balances:
Average total loans outstanding during year	$728,248	$623,695	$545,865	$421,691	$304,199

Total loans outstanding at end of year	$834,175	$657,514	$593,717	$479,984	$359,491

Allowance for Loan Losses:
Balance at beginning of year	6,658	5,625	4,403	3,161	2,661
Charge-offs:
Real estate:
Construction	0	108	0	0	0
Commercial	0	0	0	0	300
Residential	0	0	0	87	50
Commercial and industrial:
Loans	0	0	0	34	54
Factored accounts	0	0	0	0	0
Consumer and other	118	65	46	7	476

Total charge-offs	118	173	46	128	880
Total recoveries:	81	364	11	110	0

Net loan charge-offs (recoveries)	37	(191)	35	18	880

Provision for loan losses	1,240	842	1,257	1,260	1,380

Balance at end of year	$7,861	$6,658	$5,625	$4,403	$3,161

Ratios:
Net loan charge-offs to average total loans	0.01%	-0.03%	0.01%	0.00%	0.29%
Provision for loan losses to average total loans	0.17%	0.14%	0.23%	0.30%	0.45%
Allowance for loan losses to gross loans at end of year	0.93%	1.00%	0.94%	0.91%	0.87%
Allowance for loan losses to total nonperforming loans	198.51%	119.68%	82.33%	455.33%	179.70%
Net loan charge-offs to allowance for loan losses at end of year	0.47%	-2.87%	0.62%	0.41%	27.84%
Net loan charge-offs to provision for loan losses	2.98%	-22.68%	2.78%	1.43%	63.77%

The following table provides a breakdown of the allowance for loan losses as of the dates indicated:

	December 31,
	2004		2003		2002		2001		2000
	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans
Balance at End of Year Applicable to:
Real estate:
Construction	$1,435	18.25%	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%
Commercial	2,033	25.86%	1,609	24.17%	1,218	21.65%	790	17.94%	658	20.82%
Residential (1)	2,907	36.97%	3,219	48.35%	2,905	51.64%	1,881	42.72%	1,526	48.28%
Commercial & Industrial	434	5.52%	427	6.41%	637	11.32%	595	13.51%	295	9.33%
Consumer & other	721	9.17%	350	5.26%	277	4.92%	297	6.75%	373	11.80%
Unallocated Reserves	331	4.23%	1,053	15.81%	588	10.47%	840	19.08%	309	9.77%

Total	$7,861	100.00%	$6,658	100.00%	$5,625	100.00%	$4,403	100.00%	$3,161	100.00%

(1)	Constructions loan allowances are included in “residential” prior to 2004.

Investment Portfolio

Gibraltar Financial’s investment portfolio provides income and also serves as a source of liquidity. Total yield, maturity and risk are among the factors considered in building the investment portfolio. Under Federal Deposit Insurance Corporation guidelines for risk-based capital, certain loans and investments may affect the level of capital required to support risk-weighted assets. For example, U. S. Treasury Securities have a 0% risk weighting, whereas U. S. Agency Mortgage Backed Pools have a 20% risk weighting, while 1-4 family real estate loans carry 50% risk weighting. In addition, pursuant to FASB 115, securities must be classified as “held to maturity,” “available for sale,” or “trading securities.”

Those securities held in the “available for sale” category must be carried on Gibraltar Financial’s books at “fair value.” At December 31, 2004 and December 31, 2003, Gibraltar Financial’s “available for sale” investment portfolio consisted of $2.5 million in a CRA Mutual Fund. Gibraltar Financial’s “held to maturity” portfolio, consisting of U.S. Treasury Securities, U.S. Agency Securities and certain asset backed securities, totaled $21.6 and $1.1 million as of December 31, 2004 and 2003 respectively.

At March 31, 2005 Gibraltar’s CRA Mutual fund of $2.5 million remained the only “available for sale” security and the “held for maturity” portfolio remained relatively unchanged with U.S. Treasury Securities, U.S. Agency Securities and certain asset backed securities totaling $20.7 million.

The following table summarizes the book value and market value and distribution of Gibraltar Financial’s investment securities as of the dates indicated:

	December 31,
	2004		2003
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in Thousands)
Held to Maturity:
State of Israel bond	$100	100	100	100
U. S. Treasury notes	5,500	5,467	1,000	1,003
FHLB agency security	2,000	1,967	0	0
Asset-backed security	976	938	0	0
Mortgage-backed securities	12,978	12,876	0	0

Sub-Total	$21,554	21,348	1,100	1,103

Available for Sale
CRA Mutual Fund	2,500	2,443	2,500	2,436

Total	$24,054	23,791	3,600	3,539

The following tables summarizes the maturity of Gibraltar Financial’s investment securities and their weighted-average yield:

Investment Maturities and Repricing Schedule as of December 31, 2004

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	($ in Thousands)
Held to Maturity:
State of Israel bond	0	0.00%	100	2.25%	0	0.00%	0	0.00%	100	2.25%
U. S. Treasury notes	$5,500	1.54%	0	0.00%	0	0.00%	0	0.00%	5,500	1.54%
FHLB agency security	0	0.00%	2,000	3.00%	0	0.00%	0	0.00%	2,000	3.00%
Asset-backed security	0	0.00%	976	4.60%	0	0.00%	0	0.00%	976	4.60%
Mortgage-backed securities	0	0.00%	0	0.00%	4,708	3.99%	8,270	4.23%	12,978	4.14%

Sub-Total	5,500	1.54%	3,076	3.48%	4,708	3.95%	8,270	4.23%	21,554	3.38%

Available for Sale
CRA Mutual Fund	2,443	3.24%	0	0.00%	0	0.00%	0	0.00%	2,443	3.24%

Total	$7,943	2.06%	3,076	3.48%	4,708	3.95%	8,270	4.23%	23,997	3.37%

Investment Maturities and Repricing Schedule as of December 31, 2004
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	($ in Thousands)
Held to Maturity:
State of Israel bond	0	0.00%	0	0.00%	100	3.00%	0	0.00%	100	3.00%
U. S. Treasury notes	$1,000	1.83%	0	0.00%	0	0.00%	0	0.00%	1,000	1.83%

Sub-Total	1,000	1.83%	0	0.00%	100	3.00%	0	0.00%	1,100	1.94%
Available for Sale
CRA Mutual Fund	2,436	3.24%	0	0.00%	0	0.00%	0	0.00%	2,436	3.24%

Total	$3,436	2.83%	0	0.00%	100	3.00%	0	0.00%	3,536	2.83%

Deposits

Deposits are Gibraltar Financial’s primary source of funds. At December 31, 2004, Gibraltar Financial had a deposit mix of 20% in noninterest-bearing demand deposits, 63% in NOW, money-market and savings deposits, and 17% in time deposits. At December 31, 2003, Gibraltar Financial had a deposit mix of 17% in noninterest-bearing demand deposits, 58% in NOW, money-market and savings deposits, and 25% in time deposits. Gibraltar Financial accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. Gibraltar Financial had brokered funds on deposit totaling $8.4 and $28.5 million for the years ended December 31, 2004 and 2003 respectively. Gibraltar Financial is not dependent upon funds from sources outside of the United States.

As of December 31, 2004, Gibraltar Financial had total deposits of $703.5 million, an increase of 17% or $104.3 million from December 31, 2004.

As of March 31, 2005, Gibraltar’s total deposits had increased to $836.9 million from $703.5 million at December 31, 2004 representing an annualized increase of 19%.

The scheduled maturities of Gibraltar Financial’s time deposits in denominations of $100,000 and greater at December 31, 2004 are as follows:

Amount
Three months or less	$52,137
Over three months through twelve months	27,078
Over twelve months	27,251

Total	$106,466

Contractual Obligations and Other Borrowings

Below is the schedule of Gibraltar Financial’s contractual obligation and committments as of December 31, 2004.

	Total	December 31, 2004 Payments Due by Period
		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Federal Home Loan Bank advances	$100,711	$59,782	$600	$10,000	$30,329
Junior Subordinated Debenture	16,495	0	0	0	16,495
Operating lease obligations	3,900	1,163	2,179	558	0
Total contractual obligations at December 31, 2004	$121,106	$60,945	$2,779	$10,558	$46,824

In December 2004, Gibraltar Financial participated in a trust preferred securities offering in the amount of $16.0 million. The interest on this borrowing is LIBOR plus 2.27% and interest is paid quarterly. Gibraltar Financial used approximately $12.0 million of the net proceeds received to retire its existing debt, which debt was incurred in order to support the growth of Gibraltar Bank. The remainder was placed in a demand deposit account at Gibraltar Bank and has since been utilized to support the growth of Gibraltar Bank.

Liquidity and Interest Rate Risk Management

The purpose of Gibraltar Financial’s asset/liability management is to help provide stable net interest income by protecting Gibraltar Financial’s earnings from undue interest rate risk. Gibraltar Financial expects to generate earnings from increasing loan volume, appropriate loan pricing and expense control and not from trying to accurately forecast interest rates. Another important function of asset/liability management is managing the risk/ return relationships between interest rate risk, liquidity, market risk and capital adequacy. Gibraltar Financial gives priority to assuring adequate liquidity, followed by capital adequacy, followed by mitigating interest rate risk and market risk in the portfolio. Effective planning of asset and liability maturities and the matching of interest rates to correspond with these maturities is an integral part of the active management of Gibraltar Financial’s net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with accurately matched repricing of assets and liabilities, risk remains, including in the form of prepayment of assets, and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates. In its overall attempt to match assets and liabilities, management takes into account rates and maturities to be offered in connection with its certificate of deposit program and offers variable rate loans. Gibraltar Financial has generally been able to control its exposure to changing interest rates by managing the mix of floating rate to fixed rate instruments within its portfolio.

The sensitivity to interest rate fluctuations is measured in several time frames. Various strategies such as liability cost administration and redeployment of asset maturities are utilized to shield interest income from the effect of changes in interest rates. The gap positions (described below) are monitored as a function of the asset/liability management process. The monitoring process includes the use of periodic simulated business forecasts which incorporate varied interest rate environments. Financial modeling is utilized to assist management in attempting to maintain consistent earnings in an environment of changing interest rates.

It is the policy of Gibraltar Financial to control the rate sensitivities of assets and liabilities so that Gibraltar Financial’s interest rate risk position (interest sensitive assets less interest sensitive liabilities) as a percent of total assets never exceeds 20% positive or 20% negative within a one year time horizon. Rate sensitive assets less rate sensitive liabilities equal the gap for that time period. At December 31, 2004, Gibraltar Financial’s cumulative one year gap was negative 17.79%, which is within Gibraltar Financial’s target range.

The following table sets forth the interest rate sensitivity of Gibraltar Financial’s interest earning assets and interest bearing liabilities as of December 31, 2004 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

	Term to Repricing
	0-3 months	3-12 months	1-5 years	after 5 years	Total
	($ in thousands)
Assets
Interest-bearing deposits with banks	$476	0	0	0	476
Federal funds sold	500	0	0	0	500
Investment securities	2,693	5,250	2,976	13,078	23,997
Total loans	346,628	76,604	267,140	154,124	844,496

Total Interest Sensitive Assets	$350,297	81,854	270,116	167,202	869,469

Liabilities and Stockholders Equity
Savings, Now and money-market	440,988	0	0	0	440,988
Time deposits of $100,000 or greater	52,137	27,078	27,251	0	106,466
Other Time deposits	4,747	5,392	3,517	0	13,656
Other borrowed funds	59,782	0	10,600	46,824	117,206

Total Interest Sensitive Liabilities	$557,654	32,470	41,368	46,824	678,316

Period Gap	$(207,357)	49,384	228,748	120,378	191,153

Cumulative Gap	$(207,357)	(157,973)	70,775	191,153

Cumulative Gap as a percent of total assets	-23.35%	-17.79%	7.97%	21.52%
Cumulative Gap as a percent of interest earning assets	-23.85%	-18.17%	8.14%	21.99%

Liquidity and Capital Resources

In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on balance sheet and off balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios.

The risk based guidelines are used to evaluate capital adequacy and are based on the Bank’s asset risk profile and off balance sheet exposures, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common stockholders’ equity and non-cumulative perpetual preferred stock, less goodwill and certain other deductions, with the remaining, or Tier 2, capital consisting of other elements, primarily certain other forms of preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The leverage ratio is Tier 1 capital divided by adjusted average assets.

At December 31, 2004 and December 31, 2003, Gibraltar Bank’s capital exceeded all minimum regulatory requirements and Gibraltar Bank was considered to be “well capitalized” as defined in the regulations issued by the FDIC.

Liquidity is Gibraltar Financial’s ability to maintain sufficient cash flow to meet deposit withdrawals and loan demands and to take advantage of investment opportunities as they arise. Gibraltar Financial’s principal sources of liquidity have been growth in deposits, Federal Home Loan Bank (“FHLB”) advances and repayments from loans. At December 31, 2004 and 2003 Gibraltar Financial had availability under the FHLB borrowing facility of $179.3 and $46.7 million respectively.

Impact of Inflation

The primary impact of inflation on Gibraltar Financial is its effect on interest rates. Gibraltar Financial’s primary source of income is net interest income, which is affected by changes in interest rates. Gibraltar Financial attempts to limit the impact of inflation on its net interest margin through management of rate sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as non interest expenses has not been significant for the periods covered in this document.

GIBRALTAR FINANCIAL’S QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity and Market Risk

Management considers interest-rate risk to be the most significant market risk for Gibraltar Financial. Interest-rate risk is the exposure to adverse changes in the net income of the company as a result of changes in interest rates. Consistency in the Gibraltar Financial’s earnings is related to the effective management of interest rate sensitive assets and liabilities due to changes in interest rates.

In addition to directly impacting net interest income, changes in the level of interest rates can also affect 1) the amount of loans originated and sold by Gibraltar Financial, 2) the ability of borrowers to repay adjustable rate loans, and 3) the average maturity of loans.

Gibraltar Financial makes use of the secondary mortgage loan market to sell fixed-rate (15 and 30 year) mortgages to investors so as to hold variable rate mortgage loans, with typically three to five year repricing dates, in portfolio.

The purpose of Gibraltar Financial’s asset/liability management is to help provide stable net interest income by protecting Gibraltar’s earnings from undue interest rate risk. Gibraltar Financial expects to generate earnings from increasing loan volume, appropriate loan pricing and expense control and not from trying to accurately forecast interest rates. Another important function of asset/liability management is managing the risk/return relationships between interest rate risk, liquidity, market risk and capital adequacy. Gibraltar Financial gives priority to assuring adequate liquidity, followed by capital adequacy, followed by mitigating interest rate risk and market risk in the portfolio. Effective planning of asset and liability maturities and the matching of interest rates to correspond with these maturities is an integral part of the active management of Gibraltar Financial’s net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with accurately matched repricing of assets and liabilities, risk remains, including in the form of prepayment of assets, and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates. In its overall attempt to match assets and liabilities, management takes into account rates and maturities to be offered in connection with its certificate of deposit program and offers variable rate loans. Gibraltar Financial has generally been able to control its exposure to changing interest rates by managing the mix of floating rate to fixed rate instruments within its portfolio.

The sensitivity to interest rate fluctuations is measured in several time frames. Various strategies such as liability cost administration and redeployment of asset maturities are utilized to shield interest income from the effect of changes in interest rates. The gap positions (described below) are monitored as a function of the asset/liability management process. The monitoring process includes the use of periodic simulated business forecasts which incorporate varied interest rate environments. Financial modeling is utilized to assist management in attempting to maintain consistent earnings in an environment of changing interest rates.

It is the policy of Gibraltar Financial to control the rate sensitivities of assets and liabilities so that Gibraltar Financial’s interest-rate risk position (interest sensitive assets less interest sensitive liabilities) as a percent of total assets never exceeds 20% positive or 20% negative within a one year time horizon. Rate sensitive assets less rate sensitive liabilities equal the gap for that time period. At December 31, 2004, Gibraltar Financial’s cumulative one year gap was negative 17.79%, which is within Gibraltar Financial’s target range.

GIBRALTAR FINANCIAL’S CONTROLS AND PROCEDURES

Gibraltar Financial’s management is responsible for establishing and maintaining effective internal controls over operations and financial reporting and for complying with laws and regulations relating to safety and soundness which are designated by the FDIC and the OTS. The Federal Depository Insurance Corporation Improvement Act requires an annual self-assessment of controls over financial reporting and laws and regulations. Gibraltar Financial has developed risk management policies and procedures that require these self-assessments to be performed at the departmental level with risk management reports submitted to the audit department and summary reports provided to Gibraltar Financial’s Audit Committee. Based on these assessments, Gibraltar Financial’s Chief Executive Officer and Chief Financial Officer have certified that Gibraltar Financial has complied, in all material respects, with designated laws and regulations for the year end December 31, 2004.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material anticipated United States federal income tax consequences of the merger to Gibraltar Financial shareholders. This summary is based on the Code, Treasury regulations, administrative rulings and judicial decisions in effect as of the date of this proxy statement and prospectus, all of which are subject to change at any time, possibly with retroactive effect. This discussion applies only to Gibraltar Financial shareholders that hold their Gibraltar Financial shares as a capital asset within the meaning of Section 1221 of the Code. This summary does not consider the particular facts and circumstances of the tax situation of each shareholder of Gibraltar Financial. In addition, this summary does not discuss all of the consequences that may be relevant to Gibraltar Financial shareholders subject to special treatment under United States federal income tax law, including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, shareholders who acquired their Gibraltar Financial common stock pursuant to the exercise of employee stock options or otherwise as compensation and shareholders who hold Gibraltar Financial common stock as part of a hedge, straddle or conversion transaction. This summary is not a complete analysis of all potential tax effects of the transactions contemplated by the merger agreement. No information is provided in this summary with respect to the tax consequences, if any, of the merger under state, local or foreign tax laws.

Accordingly, each Gibraltar Financial shareholder is urged to consult his or her own tax advisor as to the federal income tax consequences of the merger, and also as to any state, local, foreign or other tax consequences, based on his or her own particular facts and circumstances.

The completion of the merger is conditional upon the delivery by each of Goodwin Procter LLP, counsel to Boston Private, and Wachtell, Lipton, Rosen & Katz, counsel to Gibraltar Financial, of their respective opinion to the effect that, on the basis of the facts, assumptions and representations set forth in such opinion and certificates to be obtained from officers of Boston Private and Gibraltar Financial, the merger will be treated as a reorganization within the meaning of section 368(a) of the Code.

Neither of these opinions are binding on the Internal Revenue Service (the “IRS”) or the courts, and neither Gibraltar Financial nor Boston Private intends to request a ruling from the IRS regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The United States federal income tax consequences of the merger to a shareholder generally will depend on whether the shareholder exchanges his or her Gibraltar Financial common stock for cash, Boston Private common stock or a combination of cash and Boston Private common stock.

Exchange Solely for Cash

In general, if, pursuant to the merger, a shareholder exchanges all of the shares of Gibraltar Financial common stock actually owned by the shareholder solely for cash, that shareholder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Gibraltar Financial common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Gibraltar Financial common stock surrendered is more than one year at the effective time of the merger. If, however, the shareholder constructively owns shares of Gibraltar Financial common stock that are exchanged for shares of Boston Private common stock in the merger or owns shares of Boston Private common stock actually or constructively after the merger, the consequences to that shareholder may be similar to the consequences described below under the heading “Exchange for Boston Private Common Stock and Cash,” except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that shareholder’s gain.

Exchange Solely for Boston Private Common Stock

If, pursuant to the merger, a shareholder exchanges all of the shares of Gibraltar Financial common stock actually owned by the shareholder solely for shares of Boston Private common stock, that shareholder will not recognize any gain or loss except in respect of cash received instead of a fractional share of Boston Private common stock (as discussed below). The aggregate adjusted tax basis of the shares of Boston Private common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Gibraltar Financial common stock surrendered for the Boston Private common stock, and a shareholder’s holding period of the Boston Private common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Gibraltar Financial common stock were held.

Exchange for Boston Private Common Stock and Cash

If, pursuant to the merger, a shareholder exchanges all of the shares of Gibraltar Financial common stock actually owned by the shareholder for a combination of Boston Private common stock and cash, the shareholder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Boston Private common stock received pursuant to the merger over that shareholder’s adjusted tax basis in his or her shares of Gibraltar Financial common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Shareholders should consult their tax advisors regarding the manner in which cash and Boston Private common stock should be allocated among different blocks of Gibraltar Financial common stock. Any recognized gain will generally be long-term capital gain if the shareholder’s holding period with respect to the Gibraltar Financial common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Boston Private common stock received (including fractional shares deemed received and redeemed as described below) by a shareholder that exchanges his or her shares of Gibraltar Financial common stock for a combination of Boston Private common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Gibraltar Financial common stock surrendered for Boston Private common stock and cash, reduced by the amount of cash received by the shareholder pursuant to the merger (excluding any cash received instead of a fractional share of Boston Private common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the shareholder on the exchange. A shareholder’s holding period of the Boston Private common stock (including fractional shares deemed received and redeemed as described below) will include such shareholder’s holding period of the shares of Gibraltar Financial common stock surrendered.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder’s deemed percentage stock ownership of Boston Private. For purposes of this determination, the shareholder is treated as if the shareholder first exchanged all of his or her shares of Gibraltar Financial common stock solely for Boston Private common stock and then Boston Private immediately redeemed, which the parties refer to in this document as the “Deemed Redemption,” a portion of the Boston Private common stock in exchange for the cash the shareholder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the shareholder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Boston Private. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Boston Private that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Boston Private that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a shareholder’s option to purchase such stock in addition to the stock actually owned by the shareholder.

The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each shareholder. Consequently, each shareholder that may be subject to these rules should consult his or her tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

Cash Received Instead of a Fractional Share

A shareholder who receives cash instead of a fractional share of Boston Private common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Gibraltar Financial common stock exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Gibraltar Financial common stock is more than one year at the effective time of the merger.

Reporting Requirements

A shareholder of Gibraltar Financial common stock receiving Boston Private common stock as a result of the merger is required to retain records related to such shareholder’s Gibraltar Financial common stock and file with his or her United States federal income tax return a statement setting forth facts relating to the merger.

Backup Withholding and Information Reporting

Payments of cash to a shareholder of Gibraltar Financial common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the shareholder, unless the shareholder provides proof of an applicable exemption satisfactory to Boston Private and the exchange agent or furnishes his or her taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a shareholder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the shareholder’s United States federal income tax liability, provided the required information is furnished to the IRS.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Boston Private and Gibraltar Financial are incorporated in Massachusetts and Florida, respectively. The rights of Gibraltar Financial shareholders are currently governed by the Florida Business Corporation Act, (the “FBCA”), Gibraltar Financial’s articles of incorporation and by-laws, and a Shareholders’ Agreement dated July 1, 1998 (the “Shareholder Agreement”). Upon completion of the merger, unless you perfect your appraisal rights or receive only cash consideration in the merger, you will become a stockholder of Boston Private, and your rights will be governed by the Massachusetts Business Corporation Act, (the “MBCA”), and Boston Private’s articles of organization and by-laws. The following is a summary of the material differences between your rights as a shareholder of Gibraltar Financial and the rights of stockholders of Boston Private, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the FBCA, MBCA, Gibraltar Financial’s articles of incorporation and by-laws, the Shareholder Agreement and Boston Private’s articles of organization and by-laws.

The Shareholder Agreement restricts the ability of Gibraltar Financial shareholders to sell or otherwise transfer their shares. It also provides that Gibraltar Financial shareholders must meet certain requirements and obligates them to sell their Gibraltar Financial common stock to either Gibraltar Financial or its shareholders at a fixed price. Following the merger, the Shareholder Agreement will terminate. No equivalent restrictions are applicable to Boston Private’s shareholders.

Capitalization

Boston Private. The total authorized capital stock of Boston Private consists of 70.0 million shares of common stock, par value $1.00 per share, and 2.0 million shares of undesignated preferred stock, par value $1.00 per share. As of April 18, 2005, there were 27,974,058 shares of Boston Private common stock issued and outstanding. All shares of Boston Private common stock are generally non-assessable.

Gibraltar Financial. The total authorized capital stock of Gibraltar Financial consists of 11.0 million shares of common stock, par value $0.01. As of April 18, 2005, there were 1,117,386 shares of Gibraltar Financial common stock issued and outstanding and 386 shares held in treasury. Gibraltar Financial common stock is generally non-assessable.

Accordingly, Boston Private may issue preferred stock without any further action by stockholders while Gibraltar Financial would require action by shareholders to do so.

Voting Rights

Boston Private. Each holder of Boston Private common stock is entitled to one vote for each share held of record. Boston Private’s articles do not permit its shareholders to cumulate their votes for the election of directors.

Gibraltar Financial. Each holder of Gibraltar Financial’s common stock is entitled to one vote for each share held of record.

Thus, Boston Private’s and Gibraltar Financial’s voting rights are substantially identical.

Board Authority to Issue Stock

Boston Private. Boston Private’s board of directors is authorized to issue, without stockholder approval, shares of common stock and undesignated shares of preferred stock from time to time in one or more series. Subject to limitations of the MBCA and Boston Private’s articles and by-laws, the board may determine the number of shares of common stock to issue and the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions concerning dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board.

Gibraltar Financial. Gibraltar Financial’s board of directors is authorized to issue, without shareholder approval, shares of common stock. Subject to limitations of the FBCA and Gibraltar Financial’s articles and by-laws, the board may determine the number of shares to issue.

Boston Private’s board has the authority to issue shares of common stock and to designate new series of preferred stock without stockholder approval whereas Gibraltar Financial’s board cannot issue preferred stock without first amending Gibraltar Financial’s articles.

Preemptive Rights

Boston Private’s stockholders do not have preemptive rights. Gibraltar Financial shareholders have preemptive rights except in certain circumstances, to acquire proportional amounts of Gibraltar Financial common stock in the event that the Gibraltar Financial board of directors decides to issue additional shares.

Distributions to Stockholders

Boston Private. The Federal Reserve Board has authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsafe and an unsound practice for bank holding companies to pay dividends unless the bank holding company’s net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization’s capital needs, asset quality, and overall financial condition. Boston Private’s ability to pay dividends is dependent upon the flow of dividend income to it from its subsidiaries, including its bank subsidiaries. The ability of Boston Private’s banks to pay dividends may be affected or limited by similar regulatory restrictions imposed by other federal or state bank regulatory agencies. Payments of dividends by Boston Private’s banks are subject to banking law restrictions such as:

•	the FDIC’s authority to prevent a bank from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce the bank’s capital below safe and sound levels;

•	federal legislation which prohibits FDIC-insured depository institutions from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements or if it is already undercapitalized;

•	California banking law restrictions which preclude a California state chartered bank from paying dividends in an amount which exceeds the lesser of the retained earnings of the bank or the net income of the bank’s last three fiscal years (less the amount of any distribution made by the bank to its shareholders during such period); and

•	Massachusetts banking law restrictions which preclude a Massachusetts trust company from paying dividends unless the aggregate value of its capital stock and surplus account are equal to at least ten percent of its deposit liabilities.

Under the MBCA, a corporation may make distributions to stockholders so long as the action:

•	is not taken when the corporation is insolvent;

•	does not render the corporation insolvent; and

•	does not violate the corporation’s articles.

Gibraltar Financial. OTS regulations limit the ability of savings associations such as Gibraltar Bank to pay dividends and make other capital distributions. Associations that are subsidiaries of a savings and loan holding company must file a notice with the OTS at least 30 days before the proposed declaration of a dividend or approval of the proposed capital distribution by its board of directors. In addition, a savings association must obtain prior approval from the OTS if it fails to meet certain regulatory conditions, or if, after giving effect to the proposed distribution, the association’s capital distributions in a calendar year would exceed its year-to-date net income plus retained net income for the preceding two years or the association would not be at least adequately capitalized or if the distribution would violate a statute, regulation, regulatory agreement or a regulatory condition to which the association is subject.

Gibraltar Financial’s ability to pay dividends is also limited by state corporation law. Under the FBCA, a corporation may make distributions to shareholders so long as the action:

•	is not taken when the corporation is insolvent;

•	does not render the corporation insolvent; and

•	does not violate the corporation’s articles.

Boston Private and Gibraltar Financial are both subject to certain limitations on declaring dividends based upon their assets and liabilities, as well as additional regulatory restrictions.

Meetings of Stockholders; Notice

Boston Private. A special meeting of stockholders may be called only by the president, by the board or by the secretary upon the written application of one or more stockholders who hold at least two-thirds (or such lesser percentage as is required by law) in interest of the capital stock entitled to vote at the meeting. Under Boston Private’s by-laws, it must give each stockholder of record written notice stating the date, place, hour and purpose of an annual or special meeting at least seven days before the meeting.

Gibraltar Financial. Under Gibraltar Financial’s by-laws, a special meeting of shareholders may be called by the board of directors, the president or by the holders of at least 10% of the shares entitled to vote at the meeting, written notice of the meeting must be given at least ten days before the meeting starting date, time and place of the meeting and the purpose for which the meeting is being called.

Special meetings of Boston Private’s stockholders may only be called upon the request of holders of two-thirds of the common stock of Boston Private whereas special meetings of Gibraltar Financial’s shareholders may be called upon the request of holders of 10% of Gibraltar Financial’s common stock.

Stockholder Action by Written Consent

Boston Private. Boston Private’s articles provide that stockholder actions can be taken only at a duly called annual or special meeting and not by written consent.

Gibraltar Financial. Under the FBCA and Gibraltar Financial’s by-laws, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the action is taken by holders of at least the minimum number of votes necessary to authorize the action at a meeting and these shareholders execute a written consent setting forth the action.

Boston Private’s stockholders may only take actions at an annual or special meeting, whereas Gibraltar Financial’s shareholders may also take actions by written consent.

Stockholder Proposals

Boston Private. Boston Private’s by-laws provide that for stockholder nominations of directors and stockholder proposals to be brought properly before an annual meeting, the stockholder must notify Boston Private of the nomination or proposal 60 but not more than 120 days before the anniversary date of the prior year’s annual meeting. However, if the annual meeting is scheduled to be held more than 30 days before or 60 days after the anniversary date of the prior year’s annual meeting, then notice must be delivered within 120 days of the date of the meeting and before the later of 60 days prior to the date of the meeting and 10 days after the date of the meeting is publicly disclosed.

Gibraltar Financial. Neither Gibraltar Financial’s by-laws nor the FBCA provide special procedures for shareholder nominations or proposals.

Accordingly, in order to have a shareholder proposal brought before its annual meeting, Boston Private’s by-laws require stockholders to give prior notice of such proposal whereas Gibraltar Financial’s by-laws permit shareholders to present any proper matter at our annual meeting.

Quorum for Meeting of Stockholders

Boston Private. The holders of a majority in interest of all outstanding stock entitled to vote at a Boston Private stockholder meeting, present in person or represented by proxy, constitutes a quorum for transacting business at a meeting.

Gibraltar Financial. The presence at any meeting, in person or by proxy, of the persons entitled to vote a majority of our voting shares constitutes a quorum.

Boston Private’s and Gibraltar Financial’s quorum requirements are substantially identical.

Stockholder Inspection

Boston Private. Under the MBCA, Massachusetts corporations are required to maintain the following records, which any stockholder may, after at least five business days’ prior written notice, inspect and copy: (1) the articles and bylaws, (2) certain board and stockholder resolutions, (3) certain written communications to stockholders, (4) names and addresses of current directors and officers and (5) the most recent annual report. In addition, stockholders are entitled to inspect and copy other books and records of the corporation during regular business hours if the stockholder gives at least five business days’ prior written notice to the corporation and (a) the stockholder’s demand is made in good faith and for a proper purpose, (b) the demand describes with particularity its purpose and the records to be inspected or copied (c) the requested records are directly connected with such purpose and (d) the corporation did not determine in good faith that disclosure of the records sought would adversely affect the corporation in the conduct of its business or, in the case of a public corporation, constitute material non-public information at the time when the shareholder’s notice of demand to inspect and copy is received by the corporation.

Gibraltar Financial. Under the FBCA, Florida corporations are required to maintain the following records, which any shareholder of record may, after at least five business days’ prior written notice, inspect and copy: (1) the articles and bylaws, (2) certain board and shareholder resolutions, (3) certain written communications to shareholders, (4) names and addresses of current directors and officers and (5) the most recent annual report. In addition, shareholders are entitled to inspect and copy other books and records of the corporation during regular business hours if the shareholder gives at least five business days’ prior written notice to the corporation and (a) the shareholder’s demand is made in good faith and for a proper purpose, (b) the demand describes with particularity its purpose and the records to be inspected or copied and (c) the requested records are directly connected with such purpose.

Accordingly, Boston Private’s stockholders statutory right to inspect the records of the corporation is narrower than that afforded to Gibraltar Financial’s shareholders in that Boston Private has the right to refuse to provide records under certain circumstances.

Number of Directors

Boston Private. Boston Private currently has 12 directors. Boston Private’s by-laws provide that the board shall consist of not less than three directors. The number of directors is fixed by the board and may be enlarged at any time by a vote of a majority of the directors then in office or at any special meeting of stockholders called at least in part for such purpose.

Gibraltar Financial. The minimum number of directors of a Florida corporation is one. The FBCA provides that the number of directors shall be fixed by, or in the manner provided in, the articles of incorporation or the by-laws. In addition, the FBCA permits a staggered or classified board of directors if a staggered or classified board is provided in the articles or initial bylaws, or by a bylaw adopted by a vote of the shareholders. The FBCA provides that directors are to be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, unless the articles provide otherwise. Gibraltar Financial’s by-laws provide that the board shall consist of such number of directors as is set from time to time by resolution of the board.

Accordingly, both Gibraltar Financial and Boston Private may alter the number of directors serving on their boards.

Vacancies

Boston Private. Vacancies on the board as a result of the enlargement of the board may be filled by the stockholders at the special meeting at which they enlarged the board or by a majority of the directors then in office. Otherwise, vacancies may only be filled by a majority of the directors then in office.

Gibraltar Financial. Under the FBCA, a vacancy on the board may be filled by the affirmative vote of a majority of directors remaining in office or by the shareholders, unless the articles of incorporation provide otherwise. Gibraltar Financial’s current articles of incorporation do not provide otherwise and provide that such vacancy may be filled by the vote of the remaining directors.

Accordingly, both Boston Private’s and Gibraltar Financial’s boards may generally fill vacancies, however, Gibraltar Financial’s shareholders have a greater ability to fill vacancies.

Classification of Board of Directors

Boston Private. Boston Private’s articles provide that the board will consist of three classes, with each class being as equal in size as possible. Each class of directors is elected for a three-year term at alternating annual meetings of stockholders.

Gibraltar Financial. Gibraltar Financial’s board is not classified.

Removal of Directors

Boston Private. Directors of Boston Private may be removed only for cause by the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock. Under Boston Private’s by-laws, vacancies on the board may be filled by a majority of the directors then in office.

Gibraltar Financial. Under the FBCA, shareholders may remove a director with or without cause, unless the articles provide otherwise. Gibraltar Financial’s current articles do not provide otherwise and allow the board to remove directors with or without cause. The FBCA also provides that if a director is elected by a voting group of shareholders, only the shareholders of that group may participate in the vote to remove the director. Where cumulative voting is not authorized, as is the case with Gibraltar Financial, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her. Shareholders may remove a director of a Florida corporation only at a meeting called for the purpose of such removal.

Accordingly, Gibraltar Financial’s directors may be removed for cause or without cause whereas Boston Private’s directors may only be removed for cause. Further, a special majority vote is required to remove a director of Boston Private.

Limitation on Personal Liability of Directors and Officers

Boston Private. Boston Private’s articles provide that directors shall not be personally liable to Boston Private or its stockholders for monetary damages for breaching their fiduciary duties except to the extent that such liability is imposed by applicable law:

•	for any breach of the director’s duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for the amount of any illegal distributions which are not repaid or the amount of any loans made to directors that are not repaid or ratified by a majority of disinterested directors or shares; and

•	for any transaction from which the director derived an improper personal benefit.

Gibraltar Financial. Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as a director under certain circumstances, including a violation of criminal law, a transaction from which the director derived an improper personal benefit, conscious disregard for the best interests of the corporation, willful misconduct, bad faith or disregard of human rights, safety, or property.

Accordingly, both Boston Private and Gibraltar Financial have limited the liability of their officers and directors to the fullest extent permitted by applicable law.

Indemnification of Directors and Officers

Boston Private. The MBCA permits, and Boston Private’s articles provide for, indemnification of directors, officers, employees and agents and any person who serves at the request of Boston Private as a director, officer, employee or agent of another entity for all expenses and liabilities incurred by them in connection with any proceeding in which they may become involved by reason of serving or having served as directors or officers. Indemnification is denied, however, if the person is found not to have acted in good faith in the reasonable belief that his or her action was in Boston Private’s best interest. Additionally, indemnification for compromise payments and any advances of expenses shall only be made if approved by (1) a majority of disinterested directors or, if there are less than two disinterested directors, by a majority of the directors provided they have obtained a legal opinion that the director or officer acted in good faith in the reasonable belief that his action was in the best interests of the corporation, (2) holders of a majority of the shares of stock, or (3) by a court of competent jurisdiction.

The MBCA and Boston Private’s articles permit Boston Private to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Boston Private against any liability incurred by that person in any capacity, or arising out of that person’s status as such, whether or not Boston Private would have the power to indemnify that person against such liability.

The MBCA does not explicitly address indemnifying persons against judgments in actions brought by or in the right of corporation. The previously discussed standard applies to these cases.

Gibraltar Financial. Under the FBCA, a Florida corporation may generally indemnify its officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of any proceedings (other than derivative actions), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in derivative actions, except that indemnification may be made only for (a) expenses (including attorneys’ fees) and certain amounts paid in settlement and (b) in the event the person seeking indemnification has been adjudicated liable, amounts deemed proper, fair and reasonable by the appropriate court upon application thereto. The FBCA provides that to the extent that such persons have been successful in defense of any proceeding, they must be indemnified by the corporation against expenses actually and reasonably incurred in connection therewith. The FBCA also provides that, unless a corporation’s articles of incorporation provide otherwise, if a corporation does not so indemnify such persons, they may seek, and a court may order, indemnification under certain circumstances even if the board of directors or shareholders of the corporation have determined that the persons are not entitled to indemnification.

Accordingly, Boston Private and Gibraltar Financial provide substantially similar indemnification for its officers and directors, including advancement of expenses in certain situations, indemnification for compromise payments only upon a determination that such person is entitled to indemnification and permitting the maintenance of directors’ and officers’ liability insurance.

Amendments to Articles

Boston Private. Under Boston Private’s articles or organization, the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock is required to amend any provision of its articles or organization other than its name or the par value or number of authorized shares of a class of its capital stock. The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to amend the articles of organization to change its name or the par value or number of authorized shares of a class of its capital stock.

Gibraltar Financial. Under the FBCA, an amendment to a Florida corporation’s articles of incorporation generally requires that the votes cast in favor of the amendment exceed the votes cast against the amendment, except for certain amendments which do not require shareholder approval and provided the articles of incorporation do not require a different percentage. In certain specified instances the FBCA provides that holders of the outstanding shares of a class or series are entitled to vote as a separate class or series on a proposed amendment that would affect the class or series. Gibraltar Financial’s by-laws provide that any proposed amendment must be approved by its board of directors by the affirmative vote of 66 2/3% of its directors.

Thus, it is generally more difficult to amend the articles of Boston Private.

Amendments to By-laws

Boston Private. Boston Private’s by-laws may be amended by the majority vote of the board of directors, subject to a vote of the holders of a majority of the issued and outstanding repealing or changing such vote of the board of directors.

Gibraltar Financial. Under the FBCA, an amendment to the bylaws may generally be adopted by the board of directors without shareholder approval, unless this power has specifically been reserved by the shareholders. Gibraltar Financial’s by-laws provide that any proposed amendment must be approved by our board, and in certain cases, by the affirmative vote of two-thirds of the directors.

According, generally, both the board and the shareholders of each of Boston Private and Gibraltar Financial are authorized to amend its respective by-laws.

Anti-Takeover Statutes; Fair Price Provision

Boston Private. The Business Combination statute (Chapter 110F of the Massachusetts General Laws) prohibits a Massachusetts corporation from engaging in a business combination with an interested stockholder (a person owning 5% or more of the corporation’s voting stock) for three years from the time the person became an interested stockholder, unless:

•	the board approves the stock acquisition or the combination transaction before the person becomes an interested stockholder;

•	the interested stockholder acquires 90% of the outstanding voting stock of the company (excluding stock owned by directors-officers or some employee stock plans) in one transaction; or

•	the combination transaction is approved by the board and by two-thirds of the outstanding voting stock not owned by the interested stockholder.

Boston Private is subject to the Massachusetts Business Combination statute unless it elects, with stockholder approval, not to be. Boston Private has not made that election.

Gibraltar Financial. The FBCA contains provisions governing “affiliated transactions” designed to deter uninvited takeovers of Florida corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Florida corporation and any interested shareholders by the holders of at least two-thirds of the remaining voting shares. An interested shareholder is any holder of more than 10% of any class of its outstanding voting shares.

Under the FBCA, any merger between a corporation and an interested shareholder must be approved by the vote of the holders of two-thirds of the remaining voting shares of the corporation. Approval by shareholders is not required, however, if

•	the merger or business combination is approved by a majority of disinterested directors;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares excluding the shares acquired directly from the corporation in a transaction not approved by a majority of disinterested directors; or

•	the price paid to shareholders in connection with a merger or a similar business combination meets the statutory test of “fairness.”

In addition, Florida law provides that any acquisition by a person, either directly or indirectly, of ownership of, or the power to direct the voting of, 20% or more (“control shares”) of the outstanding voting securities of a corporation is a “control share acquisition.” A control share acquisition must be approved by a majority of each class of outstanding voting securities of such corporation excluding the shares held or controlled by the person seeking approval before the control shares may be voted. A special meeting of shareholders must be held by the corporation to approve a control share acquisition within 50 days after a request for such meeting is submitted by the person seeking to acquire control. If the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power of the corporation, all shareholders will have dissenter’s rights as provided by the FBCA.

According, both Boston Private and Gibraltar Financial require additional actions to be taken prior to entering into a business combination with an interested shareholder.

Provisions Relating to Some Business Combinations

Boston Private. Under the MBCA, mergers must be adopted by the board of directors and generally approved by the affirmative vote of two-thirds of the outstanding shares of each class of stock of the corporation. A corporation’s articles of organization may provide that the approval of less than two-thirds, but not less than a majority, of the outstanding shares is sufficient to approve a merger.

The MBCA sets forth that, unless the articles of organization otherwise provide, approval by the corporation’s shareholders of a plan of merger or share exchange is not required if:

•	the corporation will survive the merger or is the acquiring corporation in a share exchange;

•	its articles of organization will not be changed except for amendments by the board of directors that do not require stockholder approval;

•	each shareholder of the corporation whose shares were outstanding immediately before the effective date of the merger or share exchange will hold the same number of shares, with identical preferences, limitations, and relative rights, immediately after the effective date of the merger or share exchange; and

•	the number of shares to be issued in connection with the merger does not exceed 20% of the shares of the corporation outstanding prior to the merger.

Gibraltar Financial. Under the FBCA, a merger, consolidation or sale of all or substantially all of the assets of a corporation requires (a) approval by the board of directors and (b) the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon. The FBCA allows the board of directors or the articles of incorporation to establish a higher vote requirement. Gibraltar Financial’s current articles require the affirmative vote of holders of at least 2/3% of the voting power of all shares of common stock.

The FBCA does not require shareholder approval for a merger if:

•	the articles of the surviving corporation will not differ, with certain exceptions, from its articles before the merger;

•	each shareholder of the surviving corporation whose shares were outstanding immediately prior to the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after;

•	the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger;

•	the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger; and

•	if the merger is of a subsidiary into a parent, provided the parent owns at least 90% of the subsidiary.

Accordingly, both Boston Private and Gibraltar Financial are required to obtain the vote of a greater percentage of its stockholders in order to effect certain mergers, asset sales and share exchanges.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts will pass upon the validity of the shares of Boston Private common stock offered by this document for Boston Private and upon certain federal income tax consequences of the merger for Boston Private Bank and its stockholders. Wachtell, Lipton, Rosen & Katz will pass upon certain federal income tax consequences of the merger for Gibraltar Financial and its shareholders.

EXPERTS

The consolidated financial statements of Boston Private as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our report dated April 1, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states that Boston Private acquired KLS Professional Advisors Group, LLC (“KLS”) on December 31, 2004, and management excluded from its assessment of the effectiveness of Boston Private’s internal control over financial reporting as of December 31, 2004, KLS’ internal control over financial reporting.

The consolidated financial statements of Gibraltar Financial as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, included in this document, which are referred to and made a part of this registration statement, have been audited by Hacker, Johnson & Smith, PA, an independent registered public accounting firm, as set forth in their report herein and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Boston Private files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Boston Private files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms at the following locations:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Boston Private’s Securities and Exchange Commission file number is 0-17089.

Reports, proxy statements and other information concerning Boston Private may also be inspected at the offices of NASDAQ Stock Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

Boston Private has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Boston Private common stock to be issued to Gibraltar Financial shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Boston Private in addition to being a proxy statement of Gibraltar Financial for the special meeting of shareholders of Gibraltar Financial.

As allowed by the Securities and Exchange Commission’s rules, this document does not contain all the information you can find in Boston Private’s registration statement or the exhibits to the registration statement. Statements made in this document as to the content of any contract, agreement or other document referenced to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit.

The Securities and Exchange Commission allows Boston Private to incorporate by reference into this document the information that Boston Private files with the Securities and Exchange Commission. Incorporation by reference means that Boston Private may disclose important information to you by referring you to other documents that are legally considered to be part of this document, and later information that Boston Private files with the Securities and Exchange Commission will automatically update and supersede the information in this document and the documents listed below.

Boston Private incorporates by reference the specific documents listed below that Boston Private has previously filed with the SEC (other than the portions of those documents not deemed to be filed, including without limitation filings under Items 2.02, 3.02, 5.01, 5.05, 7.01 and 9.01 of Form 8-K) and any future filings Boston Private makes with the Securities and Exchange Commission under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of Gibraltar Financial shareholders:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Amendment No. 1 to the Annual Report on Form 10-K/A filed April 4, 2005

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Reports on Form 8-K filed on April 13, 2005, April 20, 2005 and April 27, 2005; and

•	Portions of the Proxy Statement filed on March 15, 2005.

You may request a copy of Boston Private’s filings, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by writing or telephoning Boston Private at the following address: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Margaret W. Chambers, Clerk. Telephone requests may be directed to Margaret W. Chambers at (617) 912-1900.

You should rely only on the information contained or incorporated by reference in this proxy statement and prospectus. Boston Private has supplied all information contained or incorporated by reference in this document relating to Boston Private and its subsidiaries, and Gibraltar Financial has supplied all such information relating to Gibraltar Financial and its subsidiaries. Boston Private and Gibraltar Financial have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated June     , 2005. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Gibraltar Financial shareholders nor the issuance of Boston Private common stock in the merger creates any implication to the contrary.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Independent Auditors’ Report

Gibraltar Financial Corporation

Coral Gables, Florida:

We have audited the accompanying consolidated balance sheets of Gibraltar Financial Corporation and Subsidiary (the “Company”) at December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale, Florida

February 18, 2005

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except share amounts)

	At December 31,
	2004	2003
Assets
Cash and due from banks	$12,658	28,941
Interest-bearing deposits with banks	476	871
Federal funds sold	500	54

Total cash and cash equivalents	13,634	29,866

Security available for sale	2,443	2,436
Securities held to maturity	21,554	1,100
Loans held for sale	1,735	2,117
Loans, net of allowance for loan losses of $7,861 and $6,658	834,175	657,514
Premises and equipment	3,423	4,170
Accrued interest receivable	2,978	2,170
Federal Home Loan Bank stock	5,949	3,114
Other assets	2,323	5,489

Total	$888,214	707,976

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	142,424	104,507
Savings, NOW and money-market accounts	440,988	345,318
Time deposits	120,122	149,446

Total deposits	703,534	599,271

Federal Home Loan Bank advances	100,711	41,283
Junior subordinated debenture	16,495	—
Other borrowings	—	12,645
Advance payments by borrowers for taxes and insurance	1,063	907
Official checks	5,167	4,637
Other liabilities	9,374	7,701

Total liabilities	836,344	666,444

Commitments and contingencies (notes 5, 11 and 16)

Stockholders’ equity:
Common stock, $.01 par value, 11,000,000 shares authorized, 1,100,560 and 1,033,852 shares issued	11	10
Additional paid-in capital	32,329	28,245
Retained earnings	19,603	13,341
Accumulated other comprehensive income (loss)	(57)	(64)
Treasury Stock at cost (212 shares)	(16)	—

Total stockholders’ equity	51,870	41,532

Total	$888,214	707,976

See accompanying Notes to Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Earnings

($ in thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
Interest income:
Loans	$42,901	37,668	36,215
Securities	587	124	68
Other	496	366	381

Total interest income	43,984	38,158	36,664

Interest expense:
Deposits	8,516	9,479	11,320
Federal Home Loan Bank advances	2,048	2,044	2,442
Other borrowings	397	537	620

Total interest expense	10,961	12,060	14,382

Net interest income	33,023	26,098	22,282

Provision for loan losses	1,240	842	1,257

Net interest income after provision for loan losses	31,783	25,256	21,025

Noninterest income:
Wealth management fees	4,837	4,086	3,006
Fees and service charges on deposit accounts	626	604	447
Other fees and service charges	436	140	234
Gain on sale of loans	835	1,323	1,397
Other, net	41	51	69

Total noninterest income	6,775	6,204	5,153

Noninterest expenses:
Salaries and employee benefits	15,630	12,569	10,549
Occupancy and equipment	3,598	3,502	2,873
Professional fees	772	1,090	519
Deposit insurance premiums	91	87	69
Data processing	743	573	455
Other	3,842	3,198	2,940

Total noninterest expenses	24,676	21,019	17,405

Net earnings	$13,882	10,441	8,773

Basic earnings per share	$12.99	10.74	9.57

Diluted earnings per share	$12.36	10.25	9.35

See accompanying Notes to Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2004, 2003 and 2002

($ in thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2001	887,012	$9	21,192	—	5,704	—	26,905

Net earnings	—	—	—	—	8,773	—	8,773

Comprehensive income:
Change in net unrealized loss on securities available for sale	—	—	—	—	—	(14)	(14)

Total comprehensive income							8,759

Net proceeds from sale of common stock	31,174	—	1,354	—	—	—	1,354

Issuance of common stock from exercise of stock options	3,500	—	161	—	—	—	161

Issuance of common stock to directors as compensation	844	—	34	—	—	—	34

Shares issued under stock purchase plan	13,290	—	521	—	—	—	521

Issuance of common stock under severance agreement	1,667	—	72	—	—	—	72

Dividends	—	—	—	—	(5,289)	—	(5,289)

Balance at December 31, 2002	937,487	$9	23,334	—	9,188	(14)	32,517

Net earnings	—	—	—	—	10,441	—	10,441

Comprehensive income:
Change in net unrealized loss on securities available for sale	—	—	—	—	—	(50)	(50)

Total comprehensive income							10,391

Net proceeds from sale of common stock	54,818	1	3,050	—	—	—	3,051

Issuance of common stock from exercise of stock options	24,800	—	970	—	—	—	970

Issuance of common stock to directors as compensation	731	—	38	—	—	—	38

Shares issued under stock purchase plan	14,350	—	760	—	—	—	760

Issuance of common stock under severance agreement	1,666	—	93	—	—	—	93

Dividends	—	—	—	—	(6,288)	—	(6,288)

Balance at December 31, 2003	1,033,852	$10	28,245	—	13,341	(64)	41,532

(continued)

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity, Continued

Years Ended December 31, 2004, 2003 and 2002

($ in thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2003	1,033,852	$10	28,245	—	13,341	(64)	41,532

Net earnings	—	—	—	—	13,882	—	13,882

Comprehensive income:
Change in net unrealized loss on securities available for sale	—	—	—	—	—	7	7

Total comprehensive income							13,889

Net proceeds from sale of common stock	27,024	1	1,991	—	—	—	1,992

Issuance of common stock from exercise of stock options	24,375	—	1,030	—	—	—	1,030

Issuance of common stock to directors as compensation	581	—	42	—	—	—	42

Shares issued under stock purchase plan	14,940	—	1,021	—	—	—	1,021

Repurchase of treasury stock	(212)	—	—	(16)	—	—	(16)

Dividends	—	—	—	—	(7,620)	—	(7,620)

Balance at December 31, 2004	1,100,560	$11	32,329	(16)	19,603	(57)	51,870

See accompanying Notes to Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net earnings	$13,882	10,441	8,773
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	1,240	842	1,257
Depreciation and amortization	1,303	1,350	1,030
Amortization of securities premium	106	—	—
Amortization of deferred loan fees, net	719	167	557
Common stock issued to directors as compensation	42	38	34
Common stock issued under severance agreement	—	93	72
Originations of loans held for sale	(63,943)	(121,064)	(110,372)
Proceeds from sale of loans held for sale	65,160	125,369	112,155
Gain on sale of loans	(835)	(1,323)	(1,397)
(Increase) decrease in accrued interest receivable	(808)	(144)	122
Decrease (increase) in other assets	3,166	(4,221)	84
Increase (decrease) in other liabilities	868	792	(235)
Increase in official checks	530	1,332	(696)

Net cash provided by operating activities	21,430	13,672	11,384

Cash flows from investing activities:
Proceeds from maturities of securities held to maturity	150	600	900
Purchases of securities held to maturity	(23,625)	(850)	(750)
Purchase of security available for sale	—	—	(2,500)
Principal repayments of securities held to maturity	2,915	—	—
Proceeds from sale of foreclosed real estate	—	556	—
Net increase in loans	(178,620)	(64,806)	(116,103)
Purchases of premises and equipment, net	(556)	(848)	(2,307)
Net (increase) decrease in Federal Home Loan Bank stock	(2,835)	(320)	1,723

Net cash used in investing activities	(202,571)	(65,668)	(119,037)

Cash flows from financing activities:
Net increase in deposits	104,263	50,538	170,030
Net increase (decrease) in Federal Home Loan Bank advances	59,428	(342)	(44,704)
Issuance of junior subordinated debenture	16,495	—	—
Decrease in other borrowings	(12,645)	(2,200)	2,000
Increase (decrease) in advance payments by borrowers for taxes and insurance	156	(45)	273
Proceeds from issuance of common stock	3,022	4,021	1,515
Proceeds from common stock issued under stock purchase plan	1,021	760	521
Repurchase of treasury stock	(16)	—	—
Dividends paid	(6,815)	(5,190)	(4,887)

Net cash provided by financing activities	164,909	47,542	124,748

Net (decrease) increase in cash and cash equivalents	(16,232)	(4,454)	17,095

Cash and cash equivalents at beginning of year	29,866	34,320	17,225

Cash and cash equivalents at end of year	$13,634	29,866	34,320

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$10,742	12,379	14,440

Supplemental disclosures of noncash activities:
Foreclosed real estate acquired in settlement of loans	$—	—	556

Dividends accrued	$805	1,098	402

Accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale	$7	(50)	(14)

See accompanying Notes to Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2004 and 2003 and for the Years

Ended December 31, 2004, 2003 and 2002

(1) Summary of Significant Accounting Principles

Organization. Gibraltar Financial Corporation (the “Holding Company”) owns all of the outstanding stock of Gibraltar Bank, FSB (the “Bank”) (collectively the “Company”). The Holding Company operates as a unitary thrift holding company and its only activity is the operations of the Bank. The Bank is federally chartered and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank operates one subsidiary, WWWT, Inc., which owns, maintains and disposes of the Bank’s foreclosed assets. The Bank is a locally managed bank providing private banking and wealth management services to professionals, as well as business owners, entrepreneurs, corporate executives and individuals primarily in Miami-Dade, Monroe, Broward and Palm Beach Counties, Florida.

General. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.

Principals of Consolidation. The consolidated financial statements include the accounts of the Holding Company, the Bank and WWWT, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks and federal funds sold, all of which mature within ninety days.

The Company is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2004 and 2003, balances maintained as reserves were approximately $2.2 million and $3.3 million, respectively.

Securities. Securities may be classified as trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. The Company does not maintain any securities in a trading portfolio. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

Loans. Loans management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized; both recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial real estate, real estate construction and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to earnings. At December 31, 2004 and 2003 the book value of loans held for sale approximated fair value in the aggregate.

Loan origination fees are deferred and direct loan origination costs are capitalized until the related loan is sold, at which time the net fees are included in the gain on sale of loans.

Premises and Equipment. Furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the remaining term of the lease, whichever is shorter.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of earnings.

Income Taxes. The Company’s stockholders have elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these consolidated financial statements.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed portion of loans in process. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Wealth Management Assets. Client assets, other than cash deposited with the Bank, are not included in the consolidated balance sheets, as such items are not assets of the Company.

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage, consumer, commercial real estate

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

and commercial loans are estimated using discounted cash flow analyses, using Office of Thrift Supervision (“OTS”) pricing model. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank Stock. Fair value of the Association’s investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using the OTS pricing model.

Junior Subordinated Debenture. The fair value of junior subordinated debenture is estimated using discounted cash flow analysis based on the Company’s current incremental rate for a junior subordinated debenture.

Federal Home Loan Bank Advances. The fair value for Federal Home Loan Bank advances is estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowings.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, (as amended by SFAS 148 Accounting for Stock-Based Compensation Transition and Disclosure) (collectively, “FASB No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“Opinion No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25.

No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Years Ended December 31,
	2004	2003	2002
Net earnings, as reported	$13,882	10,441	8,773
Deduct: Total stock-based employee compensation determined using the minimum value method for all awards	286	352	448

Proforma net earnings	$13,596	10,089	8,325

Basic earnings per share:
As reported	$12.99	10.74	9.57

Proforma	$12.72	10.38	9.08

Diluted earnings per share:
As reported	$12.36	10.25	9.35

Proforma	$12.10	9.90	8.87

The weighted average fair value of each option granted in 2004, 2003 and 2002 was $26.86, $18.03 and $17.09, respectively. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions:

	2004	2003	2002
Risk-free interest rate	4.71 – 4.79%	4.08%	5.26%
Expected life in years	10 years	10 years	10 years

Due to S Corporation status, dividends do not directly effect stock value and therefore are excluded from the calculation.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The only component of accumulated other comprehensive income (loss) is the change in net unrealized loss on the security available for sale.

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or result of operations.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s consolidated financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This Statement requires a nonpublic entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Nonpublic entities, such as the Company, that used the minimum value method in Statement 123 shall apply this Statement prospectively to new awards and to awards modified, repurchased or cancelled after the required effective date. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management has not yet determined what effect this Statement will have on the Company’s 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

(2) Securities

The carrying amounts of securities and their approximate fair values were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2004:
Security available for sale:
Mutual fund	$2,500	—	(57)	2,443

Securities held to maturity:
State of Israel bond	100	—	—	100
United States treasury notes	5,500	—	(33)	5,467
Federal Home Loan Bank agency security	2,000	—	(33)	1,967
Asset-backed security	976	—	(38)	938
Mortgage-backed securities	12,978	23	(125)	12,876

	$21,554	23	(229)	21,348

At December 31, 2003:
Security available for sale:
Mutual fund	$2,500	—	(64)	2,436

Securities held to maturity:
State of Israel bond	100	—	—	100
United States treasury notes	1,000	3	—	1,003

	$1,100	3	—	1,103

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

There were no securities sold during the years ended December 31, 2004, 2003 or 2002.

The scheduled maturities of securities at December 31, 2004 were as follows (in thousands):

	Security Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$—	—	5,500	5,467
Due in over one year through five years	—	—	2,100	2,067
Asset-backed security	—	—	976	938
Mortgage-backed securities	—	—	12,978	12,876
Mutual fund	2,500	2,443	—	—

Total	$2,500	2,443	21,554	21,348

Securities with a carrying value of $5.5 million and $1.0 million at December 31, 2004 and 2003, respectively, were pledged as collateral for public deposits and for other purposes as required or permitted by law.

Securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Security available for sale:
Mutual fund	$—	2,443	(64)	2,436

Securities held to maturity:
United States treasury notes	(33)	5,467	—	—
Federal Home Loan Bank agency security	(33)	1,967	—	—
Asset-backed security	(38)	938	—	—
Mortgage-backed securities	(125)	9,481	—	—

	$(229)	17,853	—	—

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans were as follows (in thousands):

	At December 31,
	2004	2003
Residential real estate	$473,227	374,119
Commercial real estate	195,535	125,734
Real estate construction	98,673	101,529
Consumer	50,394	35,522
Commercial	26,667	29,009

Total loans	844,496	665,913

Deduct:
Deferred net loan fees	2,460	1,741
Allowance for loan losses	7,861	6,658

Loans, net	$834,175	657,514

An analysis of the change in the allowance for loan losses was as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Balance at beginning of year	$6,658	5,625	4,403
Provision for loan losses	1,240	842	1,257
Loan recoveries, net of charge-offs	(37)	191	(35)

Balance at end of year	$7,861	6,658	5,625

Impaired loans, all collateral dependent, were as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Balance at end of year	$7,036	5,377	6,236

Average balance during year	$4,962	4,746	2,828

Total related allowance for losses	$582	269	1,113

Interest income recognized on impaired loans	$395	373	—

Interest income received on impaired loans	$395	373	—

Nonaccrual and past due loans were as follows (in thousands):

	At December 31,
	2004	2003
Nonaccrual loans	$2,938	5,563
Past due ninety days or more but still accruing	1,022	—

	$3,960	5,563

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

Credit Risk and Credit Losses. A credit risk concentration results when the Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Most of the Company’s business activity is with borrowers located within Miami-Dade, Monroe, Broward and Palm Beach Counties, Florida. The loan portfolio is generally diversified among individuals and types of industries. Loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The amount of collateral obtained upon extension of credit is based on the Company’s credit evaluation of the customer. Collateral primarily includes accounts receivable, inventory, property and equipment, income-producing commercial properties and residential homes. However, the Company has a concentration of speculative residential construction loans, the aggregate amount of such loans at December 31, 2004 and 2003 was $41.4 and $55.4 million, respectively on 20 and 38 loans, respectively.

(4) Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows (in thousands):

	At December 31,
	2004	2003
Mortgage loan portfolios serviced for:
Other investors	$2,725	4,685

Custodial escrow balances maintained in connection with the foregoing loan servicing	$4	3

(5) Premises and Equipment

Components of premises and equipment were as follows (in thousands):

	At December 31,
	2004	2003
Leasehold improvements	$3,496	3,371
Furniture and equipment	6,467	6,036

Total cost	9,963	9,407

Less accumulated depreciation and amortization	6,540	5,237

Premises and equipment, net	$3,423	4,170

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

The Company is obligated under noncancellable operating leases for office space. These leases contain escalation clauses providing for increased rent expense based primarily on increases in real estate taxes or in the average consumer price index. Rental expense was approximately $1.7 million, $1.7 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, future minimum rental commitments under the noncancellable leases were as follows (in thousands):

Year Ending December 31,	Amount
2005	$1,163
2006	1,188
2007	991
2008	547
2009	11

Total	$3,900

(6) Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $106.5 million and $131.5 million at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of time deposits were as follows (in thousands):

Year Ending December 31,	Amount
2005	$64,353
2006	11,949
2007	33,497
2008	9,141
2009	1,182

Total	$120,122

(7) Federal Home Loan Bank Advances

Maturities and interest rates of Federal Home Loan Bank (“FHLB”) advances consisted of the following ($ in thousands):

Maturity Year Ending December 31,	Fixed or Variable Rate	Next Call Date	Interest Rate At December 31,	Balance At December 31,
				2004	2003
2004	Fixed	—	6.69%	$—	143
2005	Variable	—	2.44	59,782	—
2007	Fixed	—	6.82	600	800
2008	Fixed	—	4.85	10,000	10,000
2010	Fixed	2005	5.60	15,000	15,000
2011	Fixed	2006	3.96	15,000	15,000
2022	Fixed	—	2.00	329	340

Total				$100,711	41,283

Certain of the above advances are callable by the FHLB at the dates indicated and various dates thereafter.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

The collateral agreement with the FHLB was converted to a blanket collateral lien from a specific collateral lien during 2004 requiring the Company to maintain qualifying loans as pledged collateral. At December 31, 2004 and 2003, $450.5 million and $90.7 million, respectively in qualifying loans were pledged as collateral.

(8)	Preferred Securities of Unconsolidated Subsidiary Trust

On December 28, 2004, the Company acquired the common securities of Gibraltar Financial Statutory Trust I (Issuer Trust), an unconsolidated subsidiary trust. The Issuer Trust used the proceeds from the issuance of $16,000,000 of its preferred securities to third-party investors and common securities to acquire a $16,495,000 debenture issued by the Company. This debenture and certain capitalized costs associated with the issuance of the preferred stock comprise the Issuer Trust’s only assets and the interest payments from the debenture finance the distributions paid on the preferred and common securities. The Company recorded the debenture in “Junior Subordinated Debenture” and its investment interest in the business trusts in “Other assets” on the consolidated balance sheet.

The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities of the Issuer Trust subject to the terms of the guarantee.

(9)	Other Borrowings

Other borrowings consisted of the following (in thousands):

	At December 31,
	2004	2003
Floating-rate line of credit	$—	12,645

The Company had a floating-rate line of credit of $13 million bearing interest at the prime rate minus 1% (3.0% at December 31, 2003) or the LIBOR rate plus 1 ¾ (2.9% at December 31, 2003), as elected by the Company. The line was collateralized by all of the Bank’s common stock. Under the terms, interest was payable monthly and quarterly principal payments began in November 2003. The credit facility was repaid during 2004 using the proceeds of the junior subordinated debenture issued by the Company.

(10)	Profit Sharing Plan

The Company sponsors a Section 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain age and length of service requirements. The Company’s expense relating to the plan for the years ended December 31, 2004, 2003 and 2002 was $456,000, $376,000 and $260,000, respectively.

(11) Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, undisbursed portion of loans in process and standby letters of credit. Those investments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, unused lines of credit, standby letters of credit and undisbursed portion of loans in process are represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. At December 31, 2004, the Company had commitment fees outstanding in the amount of $121,000 which approximated fair value. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. All outstanding letters of credit at December 31, 2004 expire in 2005 and the Company has not recorded a liability for these letters of credit. The Company has collateral securing these agreements or guarantees, which in the event that the Company is required to fund the letters of credit, will result in no loss to the Company.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk follows at December 31, 2004 (in thousands):

Contract Amount
Commitments to extend credit	$73,012

Unused lines of credit	$85,227

Standby letters of credit	$3,226

Undisbursed portion of loans in process	$71,905

(12) Stock Options and Award Plans

Certain key employees, directors and organizers of the Company have options to purchase shares of the Company’s common stock and stock can be awarded to employees as compensation under various agreements including a nonemployee, director and agent stock incentive plan and an employee stock incentive plan (collectively known as the “Plans”). Under the Plans, the total number of options or shares which may be issued is 152,867. The options granted to directors and organizers vest immediately and the options or shares granted to key employees typically vest fifty percent in the fourth year and fifty percent in the fifth year following grant date. At December 31, 2004, 11,125 shares remain available for grant under the Plans.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

A summary of stock options transactions is as follows:

	Range of Number of Shares	Weighted- Average Per Share Option Price	Per Share Price
Outstanding at December 31, 2001	112,800	$20.00 – 32.69	$30.86
Options granted	24,250	43.43	43.43
Options exercised	(3,500)	28.25 – 43.43	41.26
Options forfeited	(500)	43.43	43.43

Outstanding at December 31, 2002	133,050	20.00 – 43.43	32.83
Options granted	15,050	55.64	55.64
Options exercised	(24,800)	20.00 – 55.64	38.28

Outstanding at December 31, 2003	123,300	28.25 – 55.64	34.52
Options granted	17,542	73.67	73.67
Options forfeited	(100)	55.64	55.64
Options exercised	(24,375)	30.31 – 73.67	40.30

Outstanding at December 31, 2004	116,367	$28.25 – 73.67	$39.12

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2004 and 2003 was sixty-nine months and seventy-four months, respectively.

These options are exercisable as follows:

Year Ending December 31,	Number of Shares	Weighted-Average Exercise Price
Currently exercisable	54,167	$33.97
2005	18,750	31.48
2006	19,000	36.89
2007	11,850	47.27
2008	8,162	65.44
2009	4,438	73.67

	116,367	$39.12

Also, the Company awarded shares of restricted common stock to key employees under the employee stock incentive plan. Three years following the grant date the restricted stock awards become entirely vested. The Company is amortizing the restricted stock awards into salaries and employee benefits over the three-year period. The restricted shares are as follows:

Shares
Shares outstanding at December 31, 2003	—
Shares granted	1,000
Shares vested	—
Shares forfeited	—

Shares outstanding at December 31, 2004	1,000

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31, 2004		At December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$13,634	13,634	29,866	29,866
Security available for sale	2,443	2,443	2,436	2,436
Securities held to maturity	21,554	21,348	1,100	1,103
Loans held for sale	1,735	1,735	2,117	2,117
Loans	834,175	836,112	657,514	668,198
Accrued interest receivable	2,978	2,978	2,170	2,170
Federal Home Loan Bank stock	5,949	5,949	3,114	3,114

Financial liabilities:
Deposits	703,534	704,094	599,271	601,664
Federal Home Loan Bank advances	100,711	102,687	41,283	44,502
Junior subordinated debenture	16,495	16,495	—	—
Other borrowings	—	—	12,645	12,645
Off-balance-sheet financial instruments	131	131	—	—

(14) Stock Appreciation Rights (“SARS”)

The Company grants SARS to certain officers and employees. The rights allow the participants to receive a cash payment equal to the appreciation of the fair market value of the Company’s common stock as determined by the Board of Directors. The term of the stock appreciation rights is five or ten years. The total number of SARS which may be granted is 105,350. At December 31, 2004, 4,225 SARS remain available for grant. The Company records the expense relating to the SARS over the term of the SARS.

Number of SARS
Outstanding at December 31, 2001	95,650
SARS granted	9,975
SARS forfeited	(2,375)

Outstanding at December 31, 2002	103,250

SARS granted	1,100
SARS paid	(675)
SARS forfeited	(3,675)

Outstanding at December 31, 2003	100,000

SARS granted	4,250
SARS paid	(100)
SARS forfeited	(3,025)

Outstanding at December 31, 2004	101,125

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Employee Stock Purchase Plans

The Company has Employee Stock Purchase Plans (the “Purchase Plans”) for the benefit of selected officers and employees. Under the terms of the Purchase Plans, up to 25% of each employee’s annual compensation may be used to purchase stock. During the years ended December 31, 2004, 2003 and 2002, 14,940, 14,350 and 13,290 shares were purchased under the Purchase Plans, respectively.

(16) Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

(17) Related Party Transaction

In the ordinary course of business, the Company has granted loans to and accepts deposits from executive officers, principal shareholders, directors and their affiliates. These are summarized as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Loans:
Beginning balance	$5,689	4,220	4,426
Additions	4,619	1,627	90
Repayments	(93)	(158)	(296)

Ending balance	$10,215	5,689	4,220

Deposits at end of year	$1,116	2,543	1,123

(18) Earnings Per Share

Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options and warrants are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. The following table presents the calculations of the weighted-average number of shares for diluted EPS.

		Weighted-Average Shares For the Years Ended December 31,
	2004	2003	2002
For Basic EPS	1,068,966	971,960	916,758

Effect of dilutive securities:
Incremental shares from assumed conversion of options	54,571	46,802	21,954

For Diluted EPS	1,123,537	1,018,762	938,712

(19) Regulatory Matters

Banking regulations place restrictions on dividends and loans or advances made by the Bank to the Company.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2004 and 2003, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table ($ in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
At December 31, 2004:
Total capital to Risk-Weighted assets	$73,587	10.20%	$57,692	8.00%	$72,115	10.00%
Tier I Capital to Risk-Weighted Assets	65,726	9.11	28,846	4.00	43,269	6.00
Tier I Capital to Total Assets	65,726	7.40	35,516	4.00	44,394	5.00

At December 31, 2003:
Total capital to Risk-Weighted assets	61,340	10.87	45,136	8.00	56,420	10.00
Tier I Capital to Risk-Weighted Assets	54,683	9.69	22,568	4.00	33,852	6.00
Tier I Capital to Total Assets	54,683	7.73	28,313	4.00	35,391	5.00

(20) Stockholders’ Agreement

Each stockholder of the Company has entered into a stockholder’s agreement which contains certain restrictive provisions and covenants regarding the transfer and/or redemption of stock held by any stockholder.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(21) Parent Company Financial Information

The unconsolidated parent company financial information was as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2004	2003
Assets
Cash, deposited with subsidiary	$3,570	2,067
Investment in subsidiary	66,117	55,074
Other assets	2,495	29

Total assets	$72,182	57,170

Liabilities and Stockholders’ Equity
Junior subordinated debenture	16,495	—
Borrowings	—	12,645
Other liabilities	3,817	2,993
Stockholders’ equity	51,870	41,532

Total liability and stockholders’ equity	$72,182	57,170

Condensed Statements of Earnings

	Year Ended December 31,
	2004	2003	2002
Revenues	$—	—	—
Expenses	1,154	975	1,145

Loss before earnings of subsidiary	(1,154)	(975)	(1,145)
Earnings of subsidiary	15,036	11,416	9,918

Net earnings	$13,882	10,441	8,773

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2004	2003	2002
Operating activities:
Net earnings	$13,882	10,441	8,773
Adjustments to reconcile net earnings to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(15,036)	(11,416)	(9,918)
Common stock issued to directors as compensation	42	38	34
Common stock issued under severance agreement	—	93	72
(Increase) decrease in other assets	(2,466)	11	57
Decrease in accounts payable	—	(56)	(88)
Increase (decrease) in other liabilities	19	(106)	41

Net cash used in operating activities	(3,559)	(995)	(1,029)

Investing activity:
Net decrease in investment in subsidiary	4,000	5,200	1,178

Financing activities:
Decrease in borrowings	(12,645)	(2,200)	2,000
Issuance of junior subordinated debenture	16,495	—	—
Proceeds from issuance of common stock	4,043	4,781	2,036
Repurchase treasury stock	(16)	—	—
Dividends paid	(6,815)	(5,190)	(4,887)

Net cash used in financing activities	1,062	(2,609)	(851)

Net increase in cash	1,503	1,596	(702)

Cash at beginning of the year	2,067	471	1,173

Cash at end of year	$3,570	2,067	471

(22) Subsequent Event, Acquisition of the Company (Unaudited)

On April 18, 2005, Gibraltar Financial Corporation entered into a definitive agreement to be acquired by Boston Private Financial Holdings, Inc. (“Boston Private”), a bank holding company incorporated in Massachusetts. The acquisition is subject to regulatory approval as well as approval by Gibraltar Financial shareholders. The Company’s operations will continue to be conducted as a subsidiary of Boston Private. Under the terms of the agreement, which has been unanimously approved by both boards of directors, the Company’s shareholders would receive as consideration for each of the Company’s common shares approximately $190.30 in cash or 8.1569 shares of Boston Private common shares. The Company’s shareholders will have the right to elect to receive cash and/or Boston Private common stock.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Condensed Consolidated Balance Sheets

($ in thousands, except share amounts)

	March 31, 2005	December 31, 2004
	(Unaudited)
Assets
Cash and due from banks	$80,300	12,658
Interest-bearing deposits with banks	97	476
Federal funds sold	—	500

Total cash and cash equivalents	80,397	13,634

Security available for sale	2,411	2,443
Securities held to maturity	20,650	21,554
Loans held for sale	1,104	1,735
Loans, net of allowance for loan losses of $7,420 and $7,861	852,493	834,175
Premises and equipment	3,384	3,423
Accrued interest receivable	3,055	2,978
Federal Home Loan Bank stock	3,619	5,949
Other assets	2,935	2,323

Total	$970,048	888,214

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	175,492	142,424
Savings, NOW and money-market accounts	542,838	440,988
Time deposits	118,551	120,122

Total deposits	836,881	703,534

Federal Home Loan Bank advances	40,926	100,711
Junior subordinated debenture	16,495	16,495
Other borrowings	—	—
Advance payments by borrowers for taxes and insurance	2,577	1,063
Official checks	8,225	5,167
Other liabilities	9,885	9,374

Total liabilities	914,989	836,344

Stockholders’ equity:
Common stock, $.01 par value, 11,000,000 shares authorized, 1,115,036 and 1,100,560 shares issued	11	11
Additional paid-in capital	33,263	32,329
Retained earnings	21,902	19,603
Accumulated other comprehensive income (loss)	(89)	(57)
Treasury Stock at cost (212 shares)	(28)	(16)

Total stockholders’ equity	55,059	51,870

Total	$970,048	888,214

See accompanying Notes to Condensed Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Condensed Consolidated Statements of Earnings (Unaudited)

($ in thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004
Interest income:
Loans	$12,628	9,578
Securities	194	46
Other	226	140

Total interest income	13,048	9,764

Interest expense:
Deposits	2,397	2,024
Federal Home Loan Bank advances	608	503
Other borrowings	204	93

Total interest expense	3,209	2,620

Net interest income	9,839	7,144
Provision for loan losses	455	135

Net interest income after provision for loan losses	9,384	7,009

Noninterest income:
Wealth management fees	1,218	1,135
Fees and service charges on deposit accounts	152	152
Other fees and service charges	57	23
Gain on sale of loans	219	189
Other, net	20	4

Total noninterest income	1,666	1,503

Noninterest expenses:
Salaries and employee benefits	4,747	3,549
Occupancy and equipment	932	898
Professional fees	121	182
Deposit insurance premiums	26	21
Data processing	191	167
Other	1,005	789

Total noninterest expenses	7,022	5,606

Net earnings	$4,028	2,906

Basic earnings per share	$14.58	11.14

Diluted earnings per share	$14.19	10.89

See accompanying Notes to Condensed Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Condensed Consolidated Statements of Stockholders’ Equity

Three Months Ended March 31, 2005 and 2004

($ in thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2003	1,033,852	$10	28,245	—	13,341	(64)	41,532

Net earnings (unaudited)	—	—	—	—	2,906	—	2,906

Comprehensive income:
Change in net unrealized loss on securities available for sale (unaudited)	—	—	—	—	—	39	39

Total comprehensive income (unaudited)							2,945

Net proceeds from sale of common stock (unaudited)	—	—	—	—	—	—	—

Issuance of common stock from exercise of stock options (unaudited)	24,125	1	982	—	—	—	983

Issuance of common stock to directors as compensation (unaudited)	151	—	10	—	—	—	10

Shares issued under stock purchase plan (unaudited)	4,955	—	285	—	—	—	285

Repurchase of treasury stock (unaudited)	—	—	—	—	—	—	—

Dividends (unaudited)	—	—	—	—	(1,645)	—	(1,645)

Balance at March 31, 2004 (unaudited)	1,063,083	$11	29,522	—	14,602	(25)	44,110

Balance at December 31, 2004	1,100,560	$11	32,329	(16)	19,603	(57)	51,870

Net earnings (unaudited)	—	—	—	—	4,028	—	4,028

Comprehensive income:
Change in net unrealized loss on securities available for sale (unaudited)	—	—	—	—	—	(32)	(32)

Total comprehensive income (unaudited)							3,996

Net proceeds from sale of common stock (unaudited)	—	—	—	—	—	—	—

Issuance of common stock from exercise of stock options (unaudited)	9,792	—	560	—	—	—	560

Issuance of common stock to directors as compensation (unaudited)	98	—	9	—	—	—	9

Shares issued under stock purchase plan (unaudited)	4,757	—	365	—	—	—	365

Repurchase of treasury stock (unaudited)	(171)	—	—	(12)	—	—	(12)

Dividends (unaudited)	—	—	—	—	(1,729)	—	(1,729)

Balance at March 31, 2005 (unaudited)	1,115,036	$11	33,263	(28)	21,902	(89)	55,059

See accompanying Notes to Condensed Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

($ in thousands)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$4,028	2,906
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	455	135
Depreciation and amortization	349	328
Amortization of securities premium	29	—
Amortization of deferred loan fees, net	(6)	133
Common stock issued to directors as compensation	9	10
Common stock issued under severance agreement
Originations of loans held for sale	(18,984)	(13,766)
Proceeds from sale of loans held for sale	19,834	15,236
Gain on sale of loans	(219)	(189)
(Increase) decrease in accrued interest receivable	(77)	63
Decrease (increase) in other assets	(612)	2,365
Increase (decrease) in other liabilities	807	(446)
Increase in official checks	3,058	1,476

Net cash provided by operating activities	8,671	8,251

Cash flows from investing activities:
Proceeds from maturities of securities held to maturity	250	—
Purchases of securities held to maturity	(250)	(2,107)
Principal repayments of securities held to maturity	875	—
Proceeds from sale of foreclosed real estate	—	—
Net increase in loans	(18,767)	(19,589)
Purchases of premises and equipment, net	(310)	(147)
Net (increase) decrease in Federal Home Loan Bank stock	2,330	(627)

Net cash used in investing activities	(15,872)	(22,470)

Cash flows from financing activities:
Net increase in deposits	133,347	68,290
Net decrease in Federal Home Loan Bank advances	(59,785)	(2)
Issuance of junior subordinated debenture	—	—
Decrease in other borrowings	—	—
Increase in advance payments by borrowers for taxes and insurance	1,514	1,239
Proceeds from issuance of common stock	560	983
Proceeds from common stock issued under stock purchase plan	365	285
Repurchase of treasury stock	(12)	—
Dividends paid	(2,025)	(1,811)

Net cash provided by financing activities	73,964	68,984

Net (decrease) increase in cash and cash equivalents	66,763	54,765
Cash and cash equivalents at beginning of year	13,634	29,866

Cash and cash equivalents at end of year	$80,397	84,631

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$3,251	2,371

Supplemental disclosures of noncash activities:
Foreclosed real estate acquired in settlement of loans	$—	—

Dividends accrued	$(296)	(166)

Accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale	$(32)	39

See accompanying Notes to Condensed Consolidated Financial Statements.

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited)

(1) Description of Business and Summary of Significant Accounting Policies

General. Gibraltar Financial Corporation (the “Holding Company”) owns all of the outstanding stock of Gibraltar Bank, FSB (the “Bank”) (collectively the “Company”). The Holding Company operates as a unitary thrift holding company and its only activity is the operations of the Bank. The Bank is federally chartered and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank operates one subsidiary, WWWT, Inc., which owns, maintains and disposes of the Bank’s foreclosed assets. The Bank is a locally managed bank providing private banking and wealth management services to professionals, as well as business owners, entrepreneurs, corporate executives and individuals primarily in Miami-Dade, Monroe, Broward and Palm Beach Counties, Florida.

The Company’s fiscal year end is December 31. In the opinion of the management, the accompanying condensed consolidated financial statements contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at March 31, 2005 and the results of operations for the three-month periods ended March 31, 2005 and 2004. The results of operations for the three months ended March 31, 2005, are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

(2) Loan Impairment and Losses

The activity in the allowance for loan losses is as follows (in thousands):

	March 31,
	2005	2004
Balance at beginning of period	$7,861	6,658
Charge-offs	(900)	(12)
Recoveries	4	52
Provision for loan losses	455	135

Balance at end of period	$7,420	6,833

Impaired loans were as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Balance at end of period	$12,059	5,503

Total related allowance for losses	$710	275

Average investment in impaired loans	$9,547	5,440

Interest income recognized on impaired loans	$154	236

Interest income received on impaired loans	$154	236

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

(3) Earnings Per Share

Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. The following table presents the calculations of the weighted-average number of shares for diluted EPS.

	Weighted-Average Shares at March 31,
	2005	2004
For Basic EPS	1,105,357	1,043,409

Effect of dilutive securities:
Incremental shares from assumed conversion of options	68,575	54,734

For Diluted EPS	1,173,932	1,098,143

(4) Stock Option Plans

Certain key employees, directors and ex-employees of the Company have options to purchase shares of the Company’s common stock under its stock option plans. Under the plans, the total number of shares which may be issued shall not exceed 158,200. At March 31, 2005, 10,475 remain available for grant. Some options are fully vested when granted while others generally vest over five years. A summary of stock option transactions follows ($ in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted-Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2004	116,367	$28.25 – 73.67	39.12	4,552,541
Options granted	10,000	105.41	105.41	1,054,100
Options exercised	(9,792)	30.75 – 105.41	57.18	(559,903)
Options terminated	(350)	55.64 – 73.67	68.52	(23,982)

Outstanding at March 31, 2005	116,225	$30.75 –105.41	43.22	5,022,757

The Company accounts their stock option plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 to stock-based employee compensation ($ in thousands except per share amounts).

	Three Months Ended March 31,
	2005	2004
Net earnings, as reported	$4,028	2,906

Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effect	107	65

Proforma net earnings	$3,921	2,841

GIBRALTAR FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

	Three Months Ended March 31,
	2005	2004
Earnings per share:
Basic, as reported	$14.58	11.14

Basic, proforma	$13.72	10.59

Diluted, as reported	$14.19	10.89

Diluted, proforma	$13.36	10.35

The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three Months Ended March 31,
	2005	2004
Risk-free interest rate	4.46%	4.71%
Expected life in years	10	10
Per share fair value of options at grant date	$36.64	26.69

(5) Regulatory Matters

The Bank is required to maintain certain minimum regulatory capital requirements. The following is a summary at March 31, 2005 of the regulatory capital requirements and the Bank’s actual capital on a percentage basis:

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
Total capital to Risk-Weighted assets	$76,537	10.38%	$58,990	8.00%	$73,737	10.00%
Tier I Capital to Risk-Weighted Assets	69,117	9.37	29,495	4.00	44,242	6.00
Tier I Capital to Total Assets	69,117	7.13	38,773	4.00	48,467	5.00

(6) Subsequent Event, Acquisition of the Company (Unaudited)

On April 18, 2005, Gibraltar Financial Corporation entered into a definitive agreement to be acquired by Boston Private Financial Holdings, Inc. (“Boston Private”), a bank holding company incorporated in Massachusetts. The acquisition is subject to regulatory approval as well as approval by Gibraltar Financial shareholders. The Company’s operations will continue to be conducted as a subsidiary of Boston Private. Under the terms of the agreement, which has been unanimously approved by both boards of directors, the Company’s shareholders would receive as consideration for each of the Company’s common shares approximately $190.30 in cash or 8.1569 shares of Boston Private common shares. The Company’s shareholders will have the right to elect to receive cash and/or Boston Private common stock.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

By and Between

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

and

GIBRALTAR FINANCIAL CORPORATION

Dated as of April 18, 2005

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of April 18, 2005, by and between BOSTON PRIVATE FINANCIAL HOLDINGS, INC., a Massachusetts corporation (the “Buyer”), and GIBRALTAR FINANCIAL CORPORATION, a savings and loan holding company registered under the Home Owners’ Loan Act of 1933 and incorporated in Florida (the “Seller”). The capitalized terms used in this Agreement, unless otherwise defined herein, are defined in Section 9.11.

WHEREAS, the boards of directors of each of the Buyer and the Seller have determined that it is in the best interests of their respective shareholders to consummate a business combination between Buyer and Seller, and have adopted and approved this Agreement and approved the business combination transactions provided for herein, in which, subject to the terms and conditions set forth herein, Seller will merge with and into the Buyer (such business combination, including the plan of merger in a form to be mutually agreed upon by Buyer and Seller) (the “Merger”);

WHEREAS, the parties intend that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Seller’s willingness to enter into this Agreement, the Buyer and each member of the Seller’s board of directors are entering into a registration rights agreement dated as of the date hereof covering the shares of the Seller Common Stock owned or controlled by such directors (the “Registration Rights Agreement”);

WHEREAS, also concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Buyer’s willingness to enter into this Agreement, the Buyer and each member of the Seller’s board of directors are entering into shareholder voting agreements dated as of the date hereof covering in the aggregate 39% of the Seller Common Stock (the “Shareholder Voting Agreements”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I—THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Massachusetts Business Corporation Act (the “MBCA”) and Chapter 607 of the 2004 Florida Statutes (the “Florida Statutes”), at the Effective Time, the Seller shall merge with and into the Buyer. The Buyer shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of The Commonwealth of Massachusetts.

1.2 Alternative Transaction Structures. The parties agree that the Buyer may change the method of effecting the business combination with the Seller, and the Seller shall cooperate in such efforts, including, without limitation, by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that any actions taken pursuant to this Section 1.2 shall not (a) alter or change the kind or amount of consideration to be issued to holders of shares of common stock, par value $0.01 per share, of the Seller (“Seller Common Stock”) or the treatment of the Seller Options, or the other equity-based compensation plans as provided for in this Agreement,

(b) reasonably be expected to prevent, impede or delay receipt of any Requisite Regulatory Approval or the consummation of the transactions contemplated hereby, or (c) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party or parties entitled to the benefits thereof).

1.3 Effective Time. The Merger shall become effective at the time and on the date when the articles of merger (the “Articles of Merger”) are received for filing and subsequently endorsed by the Secretary of State of The Commonwealth of Massachusetts. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

1.4 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m. New York time on a date (the “Closing Date”) and at a place to be specified by the parties, which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that relate to action to be taken at the Closing), unless extended by mutual agreement of the parties.

1.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth herein and in the applicable provisions of the MBCA and the Florida Statutes.

1.6 Articles of Organization and Bylaws. The Articles of Organization of the Buyer, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of the Buyer, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.

1.7 Seller Bank Board Representation. At the Effective Time, the Board of Directors of Seller Bank shall consist of the current directors of Seller Bank and two additional persons designated by Buyer.

ARTICLE II—EFFECT OF THE MERGER ON THE SELLER CAPITAL STOCK;

EXCHANGE OF SHARES

2.1 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

(a) Seller Common Stock. Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, Dissenting Shares and Excess ESPP Shares, shall be converted into the right to receive, at the election of each holder thereof, but subject to the election and allocation procedures and other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.4, either:

(i) that number of shares of Buyer Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), or

(ii) an amount in cash, without interest, equal to the Deal Value Per Share (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Consideration”).

(b) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Aggregate Cash Amount” means, subject to Section 2.1(c), One Hundred Thirty Million Dollars ($130,000,000) less the SARs Cash Amount; provided, however, that if, at the Effective Time, the aggregate number of shares of Seller Common Stock issuable upon exercise of then outstanding Seller Options exceeds the difference between (A) 115,225 less (B) the aggregate number of shares of Seller Common Stock issued upon exercise of Seller Options after the date hereof and prior to the Effective Time (such excess being referred to herein as the “Excess Option Shares”), then the

“Aggregate Cash Amount” shall be reduced by the product of (C) the Excess Option Shares and (D) an amount equal to the excess of the Deal Value Per Share over the weighted average exercise price of the options related to the Excess Option Shares at the Effective Time, in each case rounded to the nearest whole cent.

(ii) “Aggregate Seller Share Amount” shall equal 1,117,386 shares of Seller Common Stock (includes shares of Seller Restricted Stock); provided, however, that the Aggregate Seller Share Amount shall be increased by virtue of the issuance of any shares of Seller Common Stock upon the exercise from and after the date hereof and prior to the Effective Time of Seller Options outstanding on the date hereof.

(iii) “Aggregate Buyer Share Amount” shall, subject to Section 2.1(c), be equal to 4,255,336 shares of Buyer Common Stock; provided, however, that the “Aggregate Buyer Share Amount” shall be (x) increased by the product of (A) 7.6318 multiplied by (B) the number of shares of Seller Common Stock issued upon the exercise from and after the date hereof and prior to the Effective Time of Stock Options outstanding on the date hereof, and (y) decreased by the product of (A) the Exchange Ratio multiplied by the number of Exception Shares cancelled pursuant to Section 2.1(e) hereof, other than the 386 treasury shares as of the date hereof.

(iv) “Aggregate Closing Transaction Value” means the amount, in U.S. dollars, equal to the sum of (A) the product of (i) the Aggregate Buyer Share Amount multiplied by (ii) the Measurement Price, plus (B) $130,000,000, plus (C) the Aggregate SARs Exercise Price.

(v) “Aggregate SARs Amount” means the number of Seller SARs outstanding and not forfeited at the Effective Time; provided, however, that in no event shall the Aggregate SARs Amount exceed 100,875 (the number of Seller SARs outstanding as of the date hereof).

(vi) “Aggregate SARs Exercise Price” means the sum, in U.S. dollars, of the exercise prices of the Seller SARs outstanding as of the Effective Time; provided, however, that the Aggregate SARs Exercise Price shall not exceed $2,559,198.75 (the sum of the exercise prices of the Seller SARs outstanding as of the date hereof).

(vii) “Measurement Price” means the average of the closing per share prices of the Buyer Common Stock on the NASDAQ National Market, as reported in the New York City edition of The Wall Street Journal or, if not so reported therein, in another authoritative source mutually agreed upon by the Buyer and Seller, for the five (5) full consecutive trading days ending on the trading day immediately prior to the Closing Date.

(viii) “Deal Value Per Share” means the amount, in U.S. dollars, obtained by dividing (A) the Aggregate Closing Transaction Value by (B) the sum of (i) the Aggregate Seller Share Amount, plus (ii) the Aggregate SARs Amount, rounded to the nearest whole cent.

(ix) “Exchange Ratio” means that number of shares of Buyer Common Stock as shall be obtained by dividing the Deal Value Per Share by the Measurement Price, rounded to the nearest one-ten-thousandth.

(x) “Per SARs Cash Amount” means, for each Seller SAR outstanding as of the Effective Time, the amount, in U.S. dollars, equal to the product of (A) the number of shares of Seller Common Stock attributable to such Seller SAR, multiplied by (B) the positive difference between (i) the Deal Value Per Share, and (ii) the exercise price per share of Seller Common Stock attributable to such Seller SAR.

(xi) “SARs Cash Amount” means the sum, in U.S. dollars, of the Per SARs Cash Amounts for the Aggregate SARs Amount.

(c) Adjustments to Preserve Tax Treatment.

(i) In the event that the quotient obtained by dividing (x) the product of (i) the Aggregate Buyer Share Amount and (ii) the Final Buyer Share Value by (y) the sum of (A) the Aggregate Cash Amount,

(B) the Other Cash Consideration, and (C) the product of (i) the Aggregate Buyer Share Amount and (ii) the Final Buyer Share Value, is less than 0.425, the Aggregate Buyer Share Amount shall be increased by the Share Adjustment Amount and the Aggregate Cash Amount shall be decreased by the product of (x) the Final Buyer Share Value and (y) the Share Adjustment Amount. The “Share Adjustment Amount” shall be equal to the quotient obtained by dividing (x) the difference obtained by subtracting (i) the product of (a) the Aggregate Buyer Share Amount and (b) the Final Buyer Share Value from (ii) the product of (a) 0.425 and (b) the sum of (1) the Aggregate Cash Amount, (2) Other Cash Consideration and (3) the product of the Aggregate Buyer Share Amount and the Final Buyer Share Value by (y) the Final Buyer Share Value.

(ii) In the event that the Aggregate Buyer Share Amount and the Aggregate Cash Amount are adjusted as provided for in this Section 2.1(c), all references in this Agreement to the “Aggregate Buyer Share Amount” and the “Aggregate Cash Amount” shall refer to the Aggregate Buyer Share Amount and the Aggregate Cash Amount as adjusted in this Section 2.1(c).

(iii) For purposes of this Agreement, “Final Buyer Share Value” means the arithmetic average of the daily high and low per share price of Buyer Common Stock on the NASDAQ National Market on the Closing Date or, if the Closing Date is not a trading day, the trading day prior to the Closing Date; and “Other Cash Consideration” means the sum of (i) the product of the number of Dissenting Shares (except to the extent that the holder of such Dissenting Shares, as of the Closing Date, has effectively withdrawn or lost his right to dissent from the Merger under the Florida Statutes) and the Per Share Cash Consideration; (ii) the amount paid for the Excess ESPP Shares pursuant to Section 2.10; (iii) the amount of cash paid in lieu of fractional shares of Buyer Common Stock; and (iv) any other amounts received by a holder of Seller stock prior to the Merger, either in a redemption of Seller stock or in a distribution with respect to Seller stock (but only to the extent such amount is treated as other property or money received in the exchange for purposes of Section 356 of the Code, or would be so treated if the Seller shareholder also had received stock of Buyer in exchange for stock owned by the shareholder in the Seller).

(d) Bank Common Stock. Each share of Bank Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and shall be unaffected by the Merger.

(e) Cancellation of Old Shares. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is hereinafter defined as an “Old Share”. Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration. “Exception Shares” means shares of Seller Common Stock owned or held by Buyer or by the Seller, other than shares owned or held in a bona fide fiduciary or agency capacity (“Trust Account Shares”) or in satisfaction of a debt previously contracted in good faith (“DPC Shares”).

(f) Election. Subject to the allocation procedures set forth in Section 2.1(g), each record holder of Seller Common Stock will be entitled (i) to elect to receive shares of Buyer Common Stock for all or some of the shares of Seller Common Stock (“Stock Election Shares”) held by such record holder, (ii) to elect to receive cash for all or some of the shares of Seller Common Stock (“Cash Election Shares”) held by such record holder or (iii) to indicate that such holder makes no such election for all or some of the shares of Seller Common Stock (“No-Election Shares”) held by such record holder. All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by Buyer and Seller (an “Election Form”). Any shares of Seller Common Stock for which the record holder has not, as of the Election Deadline (as defined below), properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts. The exchange agent (the “Exchange Agent”) will be a bank or trust company in the United States selected by Buyer and reasonably acceptable to Seller. In order to make a valid election, the properly completed Election Form must be accompanied by certificates of the shares of Seller Common Stock to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Seller Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Buyer, in its sole discretion). Notwithstanding anything contained herein to the contrary, each share of Seller Common Stock owned by a subsidiary of Buyer or by a subsidiary of Seller (in each case, other than Exception Shares) shall be converted in the Merger solely into Buyer Common Stock.

(g) Allocation Procedures. The allocation among the holders of shares of Seller Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows:

(i) Number of Stock Elections Less Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received as of the Election Deadline) is less than the number obtained by dividing the Aggregate Buyer Share Amount by the Exchange Ratio (the “Stock Conversion Number”), then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent will allocate from among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares,

(C) if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(D) each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; or

(ii) Number of Stock Elections Greater Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received by the Election Deadline) is greater than the Stock Conversion Number, then

(A) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election

Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference of (x) the number of Stock Election Shares less (y) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; provided that if an Election Form designates by stock certificate number the priority in which the Stock Election Shares governed by such Election Form are to be reallocated pursuant to this clause (B), such Stock Election Shares shall be deemed reallocated in accordance with such priority, and

(C) each Stock Election Share that is not a Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

(iii) Number of Stock Elections is Equal to the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is equal to the Stock Conversion Number, then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(B) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Buyer Common Stock will be issued pursuant to the Merger. Instead, Buyer will pay or cause to be paid to the holder of any Old Shares that would, pursuant to Section 2.1, otherwise be entitled to receive fractional shares of Buyer Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) Measurement Price.

2.3 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent. Until the sixth month anniversary of the Effective Time, Buyer shall make available or cause to be made available to the Exchange Agent certificates (each, a “New Certificate”) representing the shares of Buyer Common Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II. Upon such anniversary, any such New Certificates and cash remaining in the possession of the Exchange Agent (together with any dividends or earnings in respect thereof) shall be delivered to Buyer. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash pursuant to this Article II shall thereafter be entitled to look exclusively to Buyer, and only as a general creditor thereof in the case of cash, for the shares of Buyer Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto, shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures. At least twenty business days prior to the expected Election Deadline, Buyer shall cause the Exchange Agent to mail or deliver to each Person who is a holder of record of Seller Common Stock an Election Form and a form of letter of transmittal in form reasonably satisfactory to Buyer and Seller containing instructions for use in effecting the surrender of Old Certificates in exchange for New Certificates and any payments pursuant to this Article II. To be effective, the Election Form must be properly completed, signed and actually received by the Exchange Agent not later than 5:00 p.m., New York City time, on the business day that is ten (10) trading days prior to the Closing Date (which date shall be publicly announced by Buyer as soon as practicable prior to such date) (the “Election Deadline”) and accompanied by the Old Certificates as to which such Election Form is being made, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Seller (or accompanied by an appropriate guarantee of delivery by an eligible organization) in the case of shares that are not held in book entry form. For shares that are held in book entry form, Buyer shall establish procedures for the delivery of such shares, which procedures shall be reasonably acceptable to Seller. The Exchange Agent shall make all computations contemplated by Section 2.1 hereof, and after consultation with Buyer and Seller, all such computations will be conclusive and binding on the parties hereto and on the former holders of Seller Common Stock absent manifest error. Any shares of Seller Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares; provided, that the Exchange Agent shall, in its reasonable discretion, be permitted to waive immaterial defects in any completed Election Form. Any Election Form may be revoked, by the stockholder who submitted such Election Form to the Exchange Agent, only by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Buyer and Seller that the Merger has been abandoned. Promptly after the Effective Time, each holder who has surrendered to the Exchange Agent an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor a New Certificate representing the New Shares and/or a check in the amount to which such holder is entitled pursuant to this Article II, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued, or cash payment made, in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of Buyer and the Exchange Agent that any such taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provision of this Agreement, no dividends or other distributions in respect of New Shares with a record date after the Effective Time shall be paid to any Person holding an Old Certificate until such Old Certificate has been surrendered for exchange as provided herein. Subject to the effect of applicable laws and the immediately preceding sentence, following surrender of any such Old Certificates, there shall be paid to the holder of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to the New Shares represented thereby, as well as any dividends with respect to Seller Common Stock declared prior to the Effective time but unpaid.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of Buyer or Seller of Old Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Buyer or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Buyer or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and/or pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4 Adjustment of Consideration. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the shares of Buyer Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of Buyer, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

2.5 Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Seller Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised his appraisal rights under Section 607.1303 of the Florida Statutes (the “Dissenting Shares”) shall not be converted into the right to receive the Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his right to dissent from the Merger under the Florida Statutes and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the Florida Statutes. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right after the Election Deadline, each share of such holder’s Seller Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Stock Consideration or the Per Share Cash Consideration, or a combination thereof, as determined by Buyer in its sole discretion. The Seller shall give Buyer (i) prompt notice of any notice or demands for appraisal or payment for shares of Seller Common Stock received by Seller and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. Seller shall not, without the prior written consent of Buyer, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.6 Withholding Rights. Buyer shall be entitled to deduct and withhold from the Consideration such amounts as it is required to deduct and withhold under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller stockholder in respect to which such deduction and withholding was made by Buyer.

2.7 Seller Options. Any outstanding options, warrants or other rights to acquire Seller Common Stock (“Seller Options”) outstanding immediately prior to the Effective Time shall be treated as follows:

(a) At and as of the Effective Time, Buyer shall assume each and every outstanding Seller Option, and all obligations of Seller under a Seller Benefit Plan. With respect to each and every Seller Option so assumed by Buyer under this Agreement: (A) such Seller Option shall be exercisable for that number of whole shares of Buyer Common Stock equal to (1) the number of shares of Seller Common Stock that were purchasable under such Seller Option immediately prior to the Effective Time of the Merger multiplied by (2) the 7.6318, with such product rounded down to the nearest whole number of shares of Buyer Common Stock; and (B) the per share exercise price for the shares of Buyer Common Stock issuable upon exercise of such Seller Option shall be equal to (1) the exercise price per share of Seller Common Stock at which such Seller Option was exercisable immediately prior to the Effective Time of the Merger divided by (2) 7.6318, with such quotient rounded up to the nearest whole cent, provided that the exercise price and the number of shares of Buyer Common Stock purchasable pursuant to the Seller Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. As soon as reasonably practicable after the Effective Time of the Merger, Buyer shall issue to each holder of an outstanding Seller Option a document evidencing the assumption of such holder’s Seller Option pursuant to this Section.

(b) Other than as provided in subsection (a) above, the terms of the Seller Options shall continue to have the same terms and conditions after the Effective Time of the Merger as were applicable to such Seller Options immediately prior to the Effective Time of the Merger and, subject to the limitations of the Code, the Seller Options which qualify as incentive stock options immediately prior to the Effective Time shall continue to qualify as incentive stock options of Buyer after the Effective Time.

(c) At or prior to the Effective Time, Buyer shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of Seller Options assumed by it in accordance with this Section. On the date of the Effective Time, Buyer shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Buyer Common Stock subject to such options and shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d) Each Seller Option that is outstanding as of immediately prior to the Effective Time, but is not then exercisable, shall become exercisable and paid in accordance with the Seller Stock Option Plan.

2.8 Seller SARs. Upon the Effective Time, each holder of a Seller SAR shall be entitled to receive payments calculated and paid in accordance with the terms and conditions of such Seller SAR and the terms and conditions of the Seller SAR Plan; provided, however, that the “Change of Control Price” (as defined in the Seller SAR Plan) for purposes of each share of Seller Common Stock attributed to the Seller SAR shall be the Deal Value Per Share. Amounts otherwise payable with respect to each Seller SAR that are forfeited by a holder of such Seller SAR on or prior to the first anniversary of the Effective Time shall be treated in the manner set forth on Section 2.8 of the Seller Disclosure Schedule.

2.9 Restricted Seller Common Stock. Immediately prior to the Effective Time, all outstanding restricted shares of Seller Common Stock granted under a Seller Plan (“Seller Restricted Stock”) shall become fully vested and cease to be subject to any risk of forfeiture. At the Effective Time, each share of Seller Common Stock shall be converted into the right to receive the Consideration and each holder of shares of Seller Restricted Stock shall be subject to the exchange, allocation and other provisions of Section 2.1 of this Agreement.

2.10 Seller Employee Stock Purchase Plan.

(a) The Seller has taken all action as is necessary to provide that from the date hereof up to the Effective Time, no further shares of Seller Common Stock will be purchased under the Seller’s Employee Stock Purchase Plan. Immediately prior to the Effective Time, and subject to the consummation of the Merger, each share of Seller Common Stock issued pursuant to Seller’s Employee Stock Purchase Plan after the date of this Agreement (“Excess ESPP Shares”) shall be converted into the right to receive an amount in cash (without interest) equal to the purchase price actually paid by the holder of such shares when such holder purchased the Excess ESPP Shares and the Seller shall terminate its Employee Stock Purchase Plan.

2.11 Tax Treatment of Merger. Buyer and Seller intend that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code and shall file all tax returns and reports consistent therewith.

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer, except as set forth in the Buyer Disclosure Schedule, hereby represents and warrants to the Seller as follows:

3.1 Corporate Organization.

(a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts.

(b) The Buyer has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Buyer is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer. The Buyer is a bank holding company registered with the FRB under the Bank Holding Company Act of 1956, as amended. The Articles of Organization, certified by the Secretary of State of the Commonwealth of Massachusetts, and bylaws of the Buyer (the “Buyer Bylaws”), certified by the Buyer’s Secretary, copies of which have previously been made available to the Seller, are true, complete and correct copies of such documents as currently in effect, and no amendments are pending. The Buyer is not in violation of any provision of its Articles of Organization or the Buyer Bylaws. The minute books of the Buyer made available to the Seller reflect in all material respects all corporate actions taken since January 1, 2002 by the Buyer’s shareholders and board of directors (including committees of the Buyer’s board of directors).

(c) Each of Buyer’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries has all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer and its Subsidiaries taken as a whole.

(d) Except as set forth in Section 3.1(d) of the Buyer Disclosure Schedule, the Buyer has no Subsidiaries and no Equity Investments (other than investments in such Subsidiaries).

(e) The Articles of Incorporation and Bylaws or equivalent organizational documents of each of the Buyer’s Subsidiaries, copies of which have previously been made available to the Seller, are true, correct and complete copies of such documents as currently in effect and no amendments are pending to such documents. None of the Buyer’s Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or equivalent organizational documents. The minute books of each of the Buyer’s Subsidiaries made available to the Seller contain in all material respects true and complete records of all meetings held and corporate actions taken since January 1, 2002 of its shareholders and board of directors (including committees of its board of directors).

3.2 Capitalization.

(a) The authorized capital stock of the Buyer consists of 70,000,000 shares of Buyer Common Stock and 2,000,000 shares of Buyer Preferred Stock. As of the date hereof, there are (i) 27,991,741 shares of Buyer Common Stock issued and outstanding; (ii) no shares of Buyer Common Stock held in the treasury of the Buyer; and (iii) no shares of Buyer Preferred Stock issued and outstanding. In addition, as of the date hereof, there are 4,043,723 shares of Buyer Common Stock reserved for issuance upon exercise of outstanding stock options. The Buyer has no shares of Buyer Common Stock reserved for issuance other than as described above. All issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law. Except for the Buyer stock option plans (which include director and employee stock options) or as reflected in Section 3.2(a) of the Buyer Disclosure Schedule, the Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Buyer to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Buyer Common Stock or any other equity security of the Buyer or any Subsidiary of the Buyer or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Buyer Common Stock or any other equity security of the Buyer or any Subsidiary of the Buyer or obligating the Buyer or any such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or any other similar agreements. Except as set forth in Section 3.2(a) of the Buyer Disclosure Schedule, there are no outstanding contractual obligations of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Buyer or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Buyer. There are no shares of Buyer Common Stock outstanding which are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Buyer.

(b) The Buyer Common Stock to be issued in the Merger has been, or prior to the Closing will be, duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, non-assessable and free of any preemptive rights.

3.3 Authority; No Violation.

(a) The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the board of directors of the Buyer. No other corporate proceedings on the part of the Buyer are necessary to consummate the Merger and the other transactions contemplated hereby and by the other Transaction Documents. This Agreement and the other Transaction Documents to which the Buyer is a party have been duly and validly executed and delivered by the Buyer and (assuming due authorization, execution and delivery by the Seller and any other parties thereto), constitute the valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, expect as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally or by equitable principles.

(b) Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Buyer is a party by the Buyer nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will, assuming that all consents, authorizations, permits, waivers and approvals referred to in Section 3.4 have been obtained and all registrations, declarations, filings and notifications described in Section 3.3(b) of the Buyer Disclosure Schedule have been made and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any provision of the Articles of Organization or bylaws of the Buyer, (ii) conflict with or violate any statute, law, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Buyer or by which any property or asset of the Buyer is bound or affected or (iii) result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien, security interest, charge or other encumbrance upon any of the properties or assets of the Buyer pursuant to, any note, bond, mortgage, indenture, contract, deed of trust, license, lease, agreement or other instrument or obligation to which the Buyer is a party as issuer, guarantor or obligor, or by which it or any of its properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, for any such conflicts, violations, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by the Buyer of any of its material obligations under this Agreement or any of the other Transaction Documents or (3) have a Material Adverse Effect on the Buyer.

3.4 Consents and Approvals. No consents, authorizations, waivers or approvals of, or filings or registrations with, or notifications to any Governmental Authority or with any third party are necessary in connection with (a) the execution and delivery by the Buyer of this Agreement or any other Transaction Document, or (b) the consummation by the Buyer of the Merger and the other transactions contemplated hereby or thereby, except (i) approval and notice to the FRB, OTS, MBBI, MHPF and Florida Commissioner, and such other consents, authorizations, waivers, approvals, filings, notices and registrations the failure of which to obtain or make would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer, prevent or materially delay consummation of the Merger, prevent or materially delay performance by the Buyer of any of its material obligations under this Agreement or any of the Transaction Documents and (ii) such consents, authorizations, waivers, approvals, filings, notices and registrations as are listed in Section 3.4 of the Buyer Disclosure Schedule. The Buyer has no knowledge of any fact or circumstance relating to the Buyer or its Subsidiaries that is reasonably likely to materially impede or delay receipt of any consents of Governmental Authorities.

3.5 Reports.

(a) The Seller has had access through publicly-available information to (i) Buyer’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC (the “Buyer 10-K”), (ii) all proxy statements relating to Buyer’s meetings of shareholders to be held after January 1, 2005 and (iii) all other documents filed by Buyer with the SEC under the Exchange Act or the Securities Act since January 1, 2005 (the “Buyer SEC Reports”). As of their respective dates, such documents complied, and all documents filed by Buyer with the SEC under the Exchange Act or the Securities Act between the date of this Agreement and the Closing Date will comply, in all material respects with applicable SEC requirements and did not, or in the case of documents filed on or after the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications of the chief executive officer and chief financial officer of Buyer required by Rules 13a-14 and 15d-14 of the Exchange Act with respect to the Buyer SEC Reports, as applicable, are true and correct as of the date of this Agreement, as they relate to a particular Buyer SEC Report, as though made as of the date of this Agreement. Buyer has established and maintains disclosure controls and procedures, has conducted the procedures in accordance with their terms and has otherwise operated in compliance with the requirements under Rules 13a-15 and 15d-15 of the Exchange Act.

(b) Except as set forth in Section 3.5(b) of the Buyer Disclosure Schedule, since January 1, 2002, the Buyer and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the FRB; and (ii) the FDIC (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Buyer Reports”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Buyer Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of the Buyer and its Subsidiaries, since January 1, 2002, no Bank Regulator has initiated any proceeding or, to the knowledge of the Buyer, investigation into the business or operations of the Buyer or any of its Subsidiaries. Except as set forth in Section 3.5(b) of the Buyer Disclosure Schedule, the Buyer and its Subsidiaries have resolved in all material respects all violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

(c) The Buyer and its Subsidiaries have established and maintain internal controls and procedures to ensure that its financial statements are prepared so as to be fairly presented in conformity with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Buyer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Buyer and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Buyer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Buyer’s assets that could have a material effect on its financial statements.

(d) The Buyer has conducted an evaluation under the supervision and with the participation of its management, including the Buyer’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal controls and procedures, and has concluded based on such evaluation and as of the date thereof, (i) there were no material weaknesses in internal control over financial reporting and (ii) there was no fraud, whether or not material, that involved management or other employees of the Buyer or any of its Subsidiaries who have a significant role in the Buyer’s internal controls over financial reporting.

3.6 Absence of Undisclosed Liabilities. Except as set forth in the Buyer SEC Reports or in Section 3.6 of the Buyer Disclosure Schedule, as of December 31, 2004, Buyer and the Buyer Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the balance sheet dated December 31, 2004 (or the notes thereto) included in the Buyer 10-K (the “Buyer Balance Sheet”) that were not adequately reflected or reserved against on the Buyer Balance Sheet. Except as set forth in Section 3.6 of the Buyer Disclosure Schedule, Buyer has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, other than liabilities (i) adequately reflected or reserved against on the Buyer Balance Sheet, (ii) incurred since December 31, 2004 in the ordinary course of business, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

3.7 Financial Statements. The Buyer has made available to the Seller copies of the consolidated balance sheets of the Buyer and its Subsidiaries as of December 31, 2004 and December 31, 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years 2002 through 2004, inclusive, accompanied by the audit report of KPMG LLP, independent registered public accounting firm for the Buyer. The Buyer Balance Sheet and the other financial statements referred to herein (including the related notes, where applicable) present fairly, in all material respects, and the financial statements of Seller prepared by Seller after the date hereof will present fairly, in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in stockholders’ equity of the Buyer and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). The books and records of Buyer and its Subsidiaries have been, and are being, maintained in accordance with GAAP, to the extent applicable, and applicable legal and regulatory requirements.

3.8 Absence of Certain Changes or Events. The Buyer and each of Buyer’s Subsidiaries have conducted its respective business in the ordinary course consistent with their past practices and (b) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on the Buyer.

3.9 Financing. The Buyer has or will have at the Closing immediately available to it all the funds necessary to perform its obligations under this Agreement, including consummating the transactions contemplated by this Agreement on the terms contemplated hereby and paying all of its fees and expenses relating to such transactions.

3.10 Compliance with Applicable Laws and Reporting Requirements.

(a) The Buyer and its Subsidiaries hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Authorities which are required for the operation of their respective businesses (the “Permits”). The Buyer and each of its Subsidiaries is in compliance with the terms of the Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Buyer. Except as set forth in Section 3.10(a) of the Buyer Disclosure Schedule, the businesses of the Buyer and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Authority except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Buyer. No investigation by any Governmental Authority with respect to the Buyer or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Buyer.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Buyer, the Buyer and its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of the Buyer, any of its Subsidiaries, or any director, officer or employee of the Buyer or any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Buyer, and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Buyer, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of the Buyer and its Subsidiaries, since January 1, 2002, no Bank Regulator has initiated any proceeding or, to the knowledge of the Buyer, investigation into any part of the business or operations of the Buyer or any of its Subsidiaries.

(d) The business and operations of the Buyer and of each of its Subsidiaries through which the Seller conducts its finance activities (including mortgage banking and mortgage lending activities and consumer finance activities) (together, the “Buyer Finance Subsidiaries”), have been conducted in compliance in all material respects with all applicable statutes and regulations regulating the business of consumer lending, including state usury laws, the Truth in Lending Act, RESPA, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and have complied in all material respects with all applicable collection practices in seeking payment under any loan or credit extension of such Buyer Finance Subsidiaries. In addition, there is no pending or, to the knowledge of the Buyer, threatened charge by any Governmental Authority that any of the Buyer Finance Subsidiaries has violated, nor any pending or, to the knowledge of the Seller, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws where such violations would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer.

3.11 Regulatory Capitalization. Each of Boston Private Bank & Trust Company, Borel Private Bank & Trust Company, and First State Bank of California (collectively, the “Buyer Banks”), is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Buyer would be “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. The Buyer meets the requirements of the FRB to elect to become a “financial holding company” under applicable federal law.

3.12 CRA, Anti-Money Laundering, OFAC and Customer Information Security. Neither the Buyer nor any Buyer Bank is aware of, has been advised of, or has reason to believe (because of the Buyer Banks’ December 31, 2004 Home Mortgage Disclosure Act data filed with the FDIC on or prior to March 1, 2005, or otherwise) that any facts or circumstances exist, which would cause a Buyer Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory;” or (ii) to be deemed to be operating in violation of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by each Buyer Bank pursuant to 12 C.F.R. Part 570, except, with respect to clauses (i), (ii) and (iii) above, where such failure to be in compliance or where such operation in violation, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Buyer. Neither Buyer nor any Buyer Bank is aware of any facts or circumstances which would cause any of them to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Buyer or a Buyer Bank to undertake any remedial action, except for such facts or circumstances, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect on the Buyer. Furthermore, the board of directors of each Buyer Bank has adopted, and each Buyer Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, except where the failure so to comply or meet requirements, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on the Buyer.

3.13 Broker’s Fees. Neither the Buyer nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees and commissions incurred in connection with the engagement of Keefe, Bruyette & Woods, Inc. and for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. The Buyer will be responsible for the payment of all such fees.

3.14 Legal Proceedings. Except as set forth in Section 3.14 of the Buyer Disclosure Schedule, there is no suit, action or proceeding pending, or to the knowledge of Buyer, threatened against or affecting Buyer or its Subsidiaries (and Buyer is not aware of the basis for any such suit, action, or proceeding) (i) that, individually or in the aggregate, is material to Buyer and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to prevent or delay Buyer in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

3.15 The Buyer Information. None of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement is made not misleading.

3.16 Agreements with Governmental Authorities. Except as set forth in Section 3.16 of the Buyer Disclosure Schedule, neither the Buyer nor any of its Subsidiaries is subject to any cease and desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2002, a recipient of any supervisory letter from, or since January 1, 2002, has adopted any policies, procedures or board resolutions at the request or suggestion of any Bank Regulator or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Buyer Disclosure Schedule, a “Buyer Regulatory Agreement”), nor has the Buyer or any of its Subsidiaries been advised since January 1, 2002 by any Bank Regulator or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement.

3.17 Reorganization. Buyer and its affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller, except as set forth in the Seller Disclosure Schedule, represents and warrants to the Buyer as follows:

4.1 Corporate Organization.

(a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. The Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Seller is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller. The Seller is a savings and loan holding company registered with the OTS under the Home Owners’ Loan Act of 1933, as amended. The Articles of Incorporation, certified by the Secretary of State of the State of Florida, and bylaws of the Seller (the “Seller Bylaws”), certified by the Seller’s Secretary, copies of which have previously been made available to the Buyer, are true, complete and correct copies of such documents as currently in effect, and no amendments are pending. The Seller is not in violation of any provision of its Articles of Incorporation or the Seller Bylaws. The minute books of the Seller made available to the Buyer reflect in all material respects all corporate actions taken since January 1, 2002 by the Seller’s shareholders and board of directors (including committees of the Seller’s board of directors).

(b) Each of Seller’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries has all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller and its Subsidiaries taken as a whole.

(c) Except as set forth in Section 4.1(c) of the Seller Disclosure Schedule, the Seller has no Subsidiaries and no Equity Investments (other than investments in such Subsidiaries).

(d) The Articles of Incorporation and Bylaws or equivalent organizational documents of each of the Seller’s Subsidiaries, copies of which have previously been made available to the Buyer, are true, correct and complete copies of such documents as currently in effect and no amendments are pending to such documents. None of the Seller’s Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or equivalent organizational documents. The minute books of each of the Seller’s Subsidiaries made available to the Buyer contain in all material respects true and complete records of all meetings held and corporate actions taken since January 1, 2002 of its shareholders and board of directors (including committees of its board of directors).

4.2 Capitalization.

(a) The authorized capital stock of the Seller consists of 11,000,000 shares of Seller Common Stock. As of the date hereof, there are 1,117,386 (including 1,000 restricted stock awards) shares of Seller Common Stock issued and outstanding. As of the date hereof, there are 386 shares of Seller Common Stock held in the treasury of the Seller. Except for Trust Account Shares and DPC Shares, as of the date hereof, no shares of Seller Common Stock are held by the Seller’s Subsidiaries. In addition, as of the date hereof, there are 115,225 shares of Seller Common Stock reserved for issuance upon exercise of outstanding Stock Options. The Seller has no shares of Seller Common Stock reserved for issuance other than as described above. All issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law. Except for the Seller Stock Option Plans (which include director and employee stock options) or as reflected in Section 4.2(a) of the Seller Disclosure Schedule, the Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Seller to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Seller Common Stock or any other equity security of the Seller or any Subsidiary of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Seller Common Stock or any other equity security of the Seller or any Subsidiary of the Seller or obligating the Seller or any such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or any other similar agreements. Except as set forth in Section 4.2(a) of the Seller Disclosure Schedule, there are no outstanding contractual obligations of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Seller or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Seller. Section 4.2(a) of the Seller Disclosure Schedule, as of the date hereof, sets forth (i) the name of each holder of a Stock Option, (ii) the date each Stock Option was granted, (iii) the number of shares of Seller Common Stock subject to each such Stock Option, (iv) the expiration date of each such Stock Option, and (v) the price at which each such Stock Option may be exercised. Section 4.2(a) of the Seller Disclosure Schedule, as of the date hereof, sets forth with respect to each Seller SAR (A) the name of the grantee, (B) the date of the grant, (C) the per share price and vesting schedule, and (D) the amount of cash to be paid upon settlement of Seller SAR. Section 4.2(a) of the Seller Disclosure Schedule, as of the date hereof, sets forth with respect to each share of Seller Restricted Stock (A) the name of the grantee, (B) the date of the grant, and (C) the vesting schedule. Except as noted in the immediately preceding sentence, there are no shares of Seller Common Stock outstanding which are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Seller.

(b) The authorized capital stock of the Seller Bank consists of 1,000,000 shares of common stock, par value $0.01 per share (“Bank Common Stock”). As of the date hereof, (i) one share of Bank Common Stock is issued and outstanding, which is owned directly by the Seller, and which is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law, (ii) no shares of Bank Common Stock are held in the treasury of the Seller Bank, and (iii) no shares of Bank Common Stock are held by any of Seller’s Subsidiaries or Affiliates. Each share of Bank Common Stock owned by the Seller is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Seller’s voting rights, charges and other encumbrances of any nature whatsoever.

(c) Section 4.2(c) of the Seller Disclosure Schedule lists each of the Seller’s Subsidiaries and Equity Investments on the date of this Agreement and indicates for each such Subsidiary and Equity Investment as of such date: (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by the Seller; (ii) the jurisdiction of organization; and (iii) the federal and/or state bank regulatory or other authority (including, without limitation, the specific regulatory provision) under which its shares are held, directly or indirectly, by the Seller. Section 4.2(c) of the Seller Disclosure Schedule also lists all real property managed by each of the Subsidiaries of Seller, and for whom it manages such property. Except as set forth in Section 4.2(c) of the Seller Disclosure Schedule, the Seller (x) has made available to the Buyer all of the organizational or similar documents regarding the control, governance or voting power in respect of each Equity Investment, (y) has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Equity Investment and (z) does not, directly or indirectly, control any Equity Investment. Except as set forth in Section 4.2(c) of the Seller Disclosure Schedule, no Subsidiary of the Seller has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any equity security of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of the Seller to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries and Equity Investments of the Seller held, directly or indirectly, by the Seller are validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, are owned by the Seller free and clear of any claim, lien, encumbrance or agreement with respect thereto.

(d) The Seller Bank has its deposits insured by the Savings Association Insurance Fund of the FDIC in accordance with the FDIA to the fullest extent permitted by law. The Seller Bank is not obligated to make any payments for past due premiums and assessments and the Seller Bank has filed all reports required by the FDIA since January 1, 2002. The Seller Bank has no deposits insured by the Bank Insurance Fund of the FDIC. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Seller, threatened.

4.3 Authority; No Violation.

(a) The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party, and the consummation of the transactions contemplated hereby and thereby have been duly and validly adopted and approved by the unanimous vote of the board of directors of the Seller. The board of directors of the Seller has directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the shareholders of the Seller for adoption and approval at a meeting of such shareholders and, except for the adoption and approval of this Agreement and the Merger by the Seller’s shareholders, no other corporate proceedings on the part of the Seller are necessary to consummate the Merger and the other transactions contemplated hereby and by the other Transaction Documents. This Agreement and the other Transaction Documents to which Seller is a party have been duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery by the Buyer and the other parties thereto) constitute the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, expect as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally or by equitable principles.

(b) Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Seller is a party by the Seller nor the consummation by the Seller of the transactions contemplated hereby or thereby, will, assuming that all consents, authorizations, permits, waivers and approvals referred to in Section 4.3(a) and in Section 4.4 of the Seller Disclosure Schedule have been obtained and all registrations, declarations, filings and notifications described in Section 4.3(b) of the Seller Disclosure Schedule have been made and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any provision of the Seller’s Articles of Incorporation, the Seller Bylaws, the organizational documents of any of Seller’s Subsidiaries, or the Seller Shareholders’ Agreement (to the extent such agreement is then in full force and effect), (ii) conflict with or violate any statute, law, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Seller or any of Seller’s Subsidiaries or by which any property or asset of the Seller or any of Seller’s Subsidiaries is bound or affected or (iii) result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien, security interest, charge or other encumbrance upon any of the properties or assets of the Seller or any of Seller’s Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller or any of Seller’s Subsidiaries is a party as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, for any such conflicts, violations, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by the Seller or any of Seller’s Subsidiaries of any of its material obligations under this Agreement or any of the other Transaction Documents or (3) have a Material Adverse Effect on the Seller.

4.4 Consents and Approvals. No consents, authorizations, waivers or approvals of, or filings or registrations with, or notifications to any Governmental Authority or with any third party are necessary in connection with (a) the execution and delivery by the Seller of this Agreement or any other Transaction Document, or (b) the consummation by the Seller of the Merger and the other transactions contemplated hereby or thereby, except (i) approval and notice to the FRB, OTS, MBBI, MHPF and Florida Commissioner, and such other consents, authorizations, waivers, approvals, filings, notices and registrations the failure of which to obtain or make would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller, prevent or materially delay consummation of the Merger, prevent or materially delay performance by the Seller of any of its material obligations under this Agreement or any of the other Transaction Documents and (ii) such consents, authorizations, waivers, approvals, filings, notices and registrations as are listed in Section 4.4 of the Seller Disclosure Schedule. The affirmative vote (the “Requisite Affirmative Vote”) of holders of 66 2/3% of the outstanding shares of Seller Common Stock entitled to vote, is the only vote of the holders of any shares or series of capital stock or other securities of the Seller necessary to adopt this Agreement and approve the Merger. The Seller has no knowledge of any fact or circumstance relating to the Seller or its Subsidiaries that is reasonably likely to materially impede or delay receipt of any consents of Governmental Authorities.

4.5 Financial Statements. The Seller has made available to the Buyer copies of the audited consolidated balance sheets of the Seller and its Subsidiaries as of December 31 for the fiscal years 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2002 through 2004, inclusive, accompanied by the audit report of Hacker, Johnson & Smith PA, independent registered public accounting firm for the Seller. The December 31, 2004 consolidated balance sheet of the Seller and its Subsidiaries (the “Seller Balance Sheet”) and the other financial statements referred to herein (including the related notes, where applicable) and the other financial statements of the Seller referred to in this Section (including the related notes, where applicable) present fairly, in all material respects, and the financial statements of Seller prepared by Seller after the date hereof will present fairly, in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders’ equity of the Seller and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). The books and records of the Seller and its Subsidiaries have been, and are being, maintained in accordance with GAAP, to the extent applicable, and applicable legal and regulatory requirements.

4.6 Broker’s Fees; Fairness Opinion.

(a) Neither the Seller nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees and commissions incurred in connection with the engagement of Sandler O’Neill & Partners, L.P. (the “Seller’s Advisor”) and for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. The Seller will be responsible for the payment of all such fees. The fee payable to the Seller’s Advisor in connection with the transactions contemplated by this Agreement is as described in an engagement letter between the Seller and the Seller’s Advisor, a true and complete copy of which has heretofore been furnished to the Buyer.

(b) The Seller has received the opinion of the Seller’s Advisor to the effect that, as of the date hereof, the Consideration to be received by the shareholders of the Seller pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded and remains in full force and effect as of the date of this Agreement.

4.7 Absence of Certain Changes or Events. Since December 31, 2004, the Seller and each of Seller’s Subsidiaries have (a) conducted its respective business in the ordinary course consistent with their past practices and (b) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on the Seller.

4.8 Legal Proceedings. Except as set forth in Section 4.8 of the Seller Disclosure Schedule, there is no suit, action or proceeding pending, or to the knowledge of Seller, threatened against or affecting Seller or its Subsidiaries (and Seller is not aware of the basis for any such suit, action, or proceeding) (i) that, individually or in the aggregate, is material to Seller and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to prevent or delay Seller in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.9 Reports.

(a) Seller is not required to file any forms, reports or documents with the SEC. Except as set forth in Section 4.9(a) of the Seller Disclosure Schedule, no subsidiary of Seller is required to file any form, report or other document with the SEC.

(b) Except as set forth in Section 4.9(b) of the Seller Disclosure Schedule, since January 1, 2002, the Seller and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the OTS; and (ii) the FDIC (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Seller Reports”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Seller Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of the Seller and its Subsidiaries, since January 1, 2002, no Bank Regulator has initiated any proceeding or, to the knowledge of the Seller, investigation into the business or operations of the Seller or any of its Subsidiaries. Except as set forth in Section 4.9(b) of the Seller Disclosure Schedule, the Seller and its Subsidiaries have resolved in all material respects all violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

(c) The Seller has established and maintains internal controls and procedures to ensure that its financial statements are prepared so as to be fairly presented in conformity with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Seller; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Seller are being made only in accordance with authorizations of management and directors of the Seller; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Seller’s assets that could have a material effect on its financial statements.

(d) The Seller has conducted an evaluation under the supervision and with the participation of its management, including the Seller’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal controls and procedures, and has concluded based on such evaluations and as of the date hereof, (i) there were no material weaknesses in internal control over financial reporting, and (ii) there was no fraud, whether or not material, that involved management or other employees of the Seller or any of its Subsidiaries who have a significant role in the Seller’s internal controls over financial reporting.

4.10 Agreements with Governmental Authorities. Except as set forth in Section 4.10 of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2002, a recipient of any supervisory letter from, or since January 1, 2002, has adopted any policies, procedures or board resolutions at the request or suggestion of any Bank Regulator or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Seller Disclosure Schedule, a “Regulatory Agreement”), nor has the Seller or any of its Subsidiaries been advised since January 1, 2002 by any Bank Regulator or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.

4.11 Material Interests of Certain Persons. No officer or director of Seller, Seller Bank or any of the Subsidiaries, nor any of their respective spouses or family members, is a party to any material transaction or material contract or arrangement with the Seller, Seller Bank or any of their respective Subsidiaries, or to the knowledge of Seller owns directly or indirectly on an individual or joint basis any material interest in, or serves as an officer or director or in any other similar capacity of, any competitor, supplier or client of the Seller, Seller Bank or any of their respective Subsidiaries, or any organization which has a material contract or arrangement with the Seller, Seller Bank or any of their respective Subsidiaries.

4.12 Absence of Undisclosed Liabilities. Except as set forth in Section 4.12 of the Seller Disclosure Schedule, as of December 31, 2004, Seller and the Seller Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed on the Seller Balance Sheet that were not adequately reflected or reserved against therein. Except as set forth in Section 4.12 of the Seller Disclosure Schedule, Seller has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, other than liabilities (i) adequately reflected or reserved against on the Seller Balance Sheet, (ii) incurred since December 31, 2004 in the ordinary course of business, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

4.13 Compliance with Applicable Laws and Reporting Requirements.

(a) The Seller and its Subsidiaries hold all material Permits which are required for the operation of their respective businesses and the Seller and each of its Subsidiaries is in compliance with the terms of the Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Seller. Except as set forth in Section 4.13(a) of the Seller Disclosure Schedule, the businesses of the Seller and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Seller. No investigation by any Governmental Authority with respect to the Seller or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Seller.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller, the Seller and its Subsidiaries have administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of the Seller, any of its

Subsidiaries, or any director, officer or employee of the Seller or any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller, and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) The business and operations of the Seller and of each of the Seller’s Subsidiaries through which the Seller conducts its finance activities (including mortgage banking and mortgage lending activities and consumer finance activities) (together, the “Seller Finance Subsidiaries”), have been conducted in compliance in all material respects with all Finance Laws, and have complied in all material respects with all applicable collection practices in seeking payment under any loan or credit extension of such Seller Finance Subsidiaries. In addition, there is no pending or, to the knowledge of the Seller, threatened charge by any Governmental Authority that any of the Seller Finance Subsidiaries has violated, nor any pending or, to the knowledge of the Seller, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws where such violations would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller.

4.14 Taxes and Tax Returns. Except as set forth in Section 4.14 of the Seller Disclosure Schedule:

(a) Each of Seller and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable laws and regulations. All such material Tax Returns were correct and complete in all respects and have been prepared in substantial compliance with all applicable laws and regulations. Each of Seller and its Subsidiaries has duly paid or made adequate provision in accordance with GAAP in the Seller Balance Sheet for the payment of all material Taxes which have become due as of the date thereof. Neither Seller nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of Seller and its Subsidiaries does not file any income or material Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Seller or any of its Subsidiaries.

(b) Each of Seller and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, depositor, stockholder, or other third party. Each of Seller and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any depositors, shareholders, or other payees.

(c) Neither Seller nor any director or officer (or employee responsible for Tax matters) of any of Seller and its Subsidiaries knows of any pending claim by any authority to assess any additional material Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Seller or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Seller or any of its Subsidiaries. Section 4.14(c) of the Seller Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of Seller and its Subsidiaries for taxable periods ended on or after December 31, 2000, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of Seller and its Subsidiaries filed or received since December 31, 2000.

(d) Neither Seller nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is currently in effect.

(e) Each of Seller and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Seller nor any of its Subsidiaries is a party to a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) that has not been reported in accordance with Treasury Regulation Section 1.6011-4. Neither Seller nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement, other than such an agreement exclusively between or among Seller and its Subsidiaries. Neither Seller nor any of its Subsidiaries (A) has been a member of an “affiliated group” (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than an affiliated group of which Seller is or was the common parent or (B) has any liability for the Taxes of any Person (other than any of Seller and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Seller and its Subsidiaries (A) did not, as of December 31, 2004, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Seller Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller and its Subsidiaries in filing their Tax Returns. Since the date of the Seller Balance Sheet, neither Seller nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(g) Other than as a result of an act of Buyer or any of its Subsidiaries, none of Seller and its Subsidiaries (including Buyer and its Affiliates as successors thereto) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(h) During the past five years, neither Seller nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Section 361.

(i) Seller (and any predecessor of Seller) has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since July 1, 1998, and Seller will be an S corporation up to the Effective Time.

(j) Section 4.14(k) of the Seller Disclosure Schedule identifies each Subsidiary that is a “qualified subchapter S subsidiary” within the meaning of Code Section 1361(b)(3)(B). Each Subsidiary so identified will have been a qualified subchapter S subsidiary at all time since the date shown on such schedule up to the Effective Time. The Seller Bank will have been a qualified subchapter S subsidiary within the meaning of Code Section 1361(b)(3)(B) at all times since July 1, 1998 up to the Effective Time.

4.15 Employees.

(a) Except as set forth in Section 4.15(a) of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries has maintained or currently maintains, has provided or currently provides benefits under, or has contributed or currently contributes (or has been or is obligated to contribute) to, any “employee pension benefit plan” (the “Seller Pension Plans”), as such term is defined in Section 3(2) of ERISA, “employee welfare benefit plan” (the “Seller Benefit Plans”), as such term is defined in Section 3(1) of ERISA, stock option plan, restricted stock plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Seller or any of its Subsidiaries, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Seller or any of its Subsidiaries (collectively, the “Seller Other Plans” and, together with the Seller Pension Plans and the Seller Benefit Plans, the “Seller Plans”).

(b) The Seller has made available to the Buyer complete and accurate copies of each of the following with respect to each of the Seller Plan: (i) plan document and any amendment thereto; (ii) trust agreement or insurance contract (including any fiduciary liability policy or fidelity bond), if any; (iii) most recent IRS determination letter, if any; (iv) the three (3) most recent actuarial reports, if any; (v) the three (3) most recent annual reports on Form 5500; and (vi) summary plan description.

(c) Except as set forth in Section 4.15(c) of the Seller Disclosure Schedule, each Seller Plan has been and is administered in compliance with its terms in all material respects and has been and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding, fiduciary and prohibited transactions provisions thereof), the Code and all other applicable laws.

(d) Each Seller Pension Plans which is intended to be a qualified plan within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS that such plan meets the requirements of Code Section 401(a) and that the trust associated with such Seller Pension Plan is tax exempt under Code Section 501(a), and, to the knowledge of the Seller, no fact or circumstance exists which would adversely affect the qualified status of any such plan.

(e) The Seller has made or provided for all contributions to the Seller Pension Plans required thereunder.

(f) Except as set forth in Section 4.15(f) of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries is a party to or maintains any contract or other arrangement with any employee or group of employees that provides for any kind of severance payments, stock or stock-equivalent payments or post-employment benefits.

(g) Except as set forth in Section 4.15(g) of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries has ever (i) maintained any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (ii) maintained any plan subject to Title IV of ERISA, or (iii) is obligated to provide healthcare or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation laws).

(h) No lawsuits, governmental administrative proceedings, claims (other than routine claims for benefits) or complaints to, or by, any Person or Governmental Authority have been filed, are pending, or to the knowledge of the Seller, threatened with respect to any Seller Plan. There is no material correspondence between the Seller or any subsidiary of the Seller and any Governmental Authority related to any other Seller Plan concerning any matter that would reasonably be expected to result in any material liability to the Buyer, the Seller or any Seller Plan.

4.16 Regulatory Capitalization. The Seller Bank is, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Seller would be “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

4.17 CRA, Anti-Money Laundering, OFAC and Customer Information Security. Neither the Seller nor the Seller Bank is aware of, has been advised of, or has reason to believe (because of the Seller Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2004 filed with the OTS on or prior to March 1, 2005, or otherwise) that any facts or circumstances exist, which would cause the Seller Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than

“satisfactory;” or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Seller Bank pursuant to 12 C.F.R. Part 570, except, with respect to clauses (i), (ii) and (iii) above, where such failure to be in compliance or where such operation in violation, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Buyer. Neither Seller nor the Seller Bank is aware of any facts or circumstances which would cause either to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Seller or Seller Bank to undertake any remedial action, except for such facts or circumstances, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect on the Buyer. Furthermore, the board of directors of the Seller Bank has adopted, and the Seller Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, except where the failure so to comply or meet requirements, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on the Buyer.

4.18 Seller Contracts. Except as set forth in Section 4.18 of the Seller Disclosure Schedule, and except for this Agreement, neither the Seller nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors or executive officers, or with any consultants that are natural persons, involving the payment of $250,000 or more per annum, (ii) which is a Material Contract, (iii) which expressly limits the ability of the Seller or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires the Seller or any of its affiliates to make available investment opportunities to any person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to the Seller and its Subsidiaries taken as a whole, (iv) with or to a labor union or guild (other than deposit and loan agreements but including any collective bargaining agreement), (v) in the case of a Seller Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the other Transaction Documents, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, or (vi) which would prohibit or materially delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents. The Seller has previously made available to the Buyer complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.18 (collectively referred to herein as the “Seller Contracts”). All of the Seller Contracts are valid and in full force and effect, except to the extent they have previously expired or expire in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Seller. Neither the Seller nor any of its Subsidiaries has, and to the knowledge of the Seller, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Seller Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Seller.

4.19 Property and Leases. Except as would not reasonably be expected to have a Material Adverse Effect on the Seller, the Seller or one of its Subsidiaries:

(a) has good and marketable title to all the properties and assets reflected in the Seller Balance Sheet as being owned by the Seller or one of its Subsidiaries or acquired after the date thereof which are listed in

Section 4.19(a) of the Seller Disclosure Schedule, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (i) statutory liens securing payments not yet due, (ii) liens on assets of Seller Bank incurred in the ordinary course of their banking business and (iii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and

(b) is the lessee of all leasehold estates reflected in the Seller Balance Sheet or acquired after the date thereof which are listed in Section 4.19(b) of the Seller Disclosure Schedule and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Seller’s knowledge, the lessor.

4.20 Investment Securities. Except for pledges to secure public and trust deposits, Federal Reserve and Federal Home Loan Bank borrowings, repurchase agreements and reverse repurchase agreements entered into in arm’s-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Seller Balance Sheet, and none of the material investments made by the Seller or any of its Subsidiaries since December 31, 2004, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

4.21 Derivative Transactions. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller, all Derivative Transactions (defined below) entered into by the Seller or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Seller and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Seller and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Seller’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Seller and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided, that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Stock Options.

4.22 Insurance. The Seller has in full force and effect the insurance policies with respect to its business, properties and assets (including errors and omissions liability insurance and all bonds required by ERISA and by any contract to which the Seller is a party), listed in Section 4.22 of the Seller Disclosure Schedule. The Seller is not in material default under any such insurance policy. Except as identified in Section 4.22 of the Seller Disclosure Schedule, immediately after the Closing, each such insurance policy or equivalent policies will be in full force and effect, with the Surviving Corporation, as the sole owner and beneficiary of each such policy.

4.23 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Seller of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and

Liability Act of 1980, as amended, pending or threatened against the Seller, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller. To the knowledge of the Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Seller. The Seller is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller.

4.24 Takeover Laws and Provisions. Seller has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state. Seller has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement, and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of Seller’s Articles of Incorporation and the Seller Bylaws concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions.

4.25 Investment Management and Related Activities. Except as set forth in Section 4.25 of the Seller Disclosure Schedule, or as would not reasonably be expected to have a Material Adverse Effect on the Seller, none of the Seller, any of its Subsidiaries or the Seller’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

4.26 Intellectual Property. The Seller and its Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Seller Intellectual Property”) necessary to carry on their business substantially as currently conducted, except where such failures to own or validly license such Seller Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller. Neither the Seller nor any such subsidiary has received any notice of infringement of or conflict with, and to the Seller’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Seller Intellectual Property that individually or in the aggregate, in either such case, would reasonably be expected to have a Material Adverse Effect on the Seller.

4.27 Transactions with Affiliates. Except as set forth in Section 4.27 of the Seller Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Seller or any of its Subsidiaries to, and neither the Seller nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder, director, employee or Affiliate of the Seller or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Seller or any of its Subsidiaries. Except as set forth in Section 4.27 of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Seller and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

4.28 Loan Portfolio.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Seller, all of the written or oral loan agreements, notes or borrowing arrangements (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) with respect to loans in excess of $250,000 in original principal amount (collectively, “Loans”) originated and held currently and at the Effective Time by the Seller or any of its Subsidiaries, and any other Loans purchased and held currently and at the Effective Time by the Seller or any if its Subsidiaries, were solicited, originated and exist, and will exist at the Effective Time, in material compliance with all applicable loan policies and procedures of the Seller or such Subsidiaries. The information (including electronic information and information contained on tapes and computer disks) with respect to all loans of the Seller and its Subsidiaries furnished to the Buyer by the Seller is, as of the respective dates indicated therein, true and complete in all material respects; provided, however, that such information excludes such information as would identify the name and address or other similar personal information of any customer of the Seller. To the knowledge of the Seller, all loans originated, directly or through third parties, have been originated in material compliance with all federal, state and local laws, including, without limitation, RESPA.

(b) Section 4.28(b) of the Seller Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of the date hereof, of all Loans, other than non-accrual Loans, and (ii) the aggregate outstanding principal amount, as of March 31, 2005, of all non-accrual Loans. As of March 31, 2005, the Seller and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as OREO with an aggregate then outstanding, fully committed principal amount in excess of $250,000 net of specific reserves with respect to such Loans and assets, that were designated by the Seller as “special mention,” “substandard,” “doubtful,” “loss” or words of similar import (“Criticized Assets”). Section 4.28(b) of the Seller Disclosure Schedule sets forth (y) a summary of Criticized Assets as of March 31, 2005, by category of Loan (e.g., commercial and consumer), together with the aggregate principal amount of such Loans by category and (z) each asset of the Seller that, as of March 31, 2005, is classified.

4.29 The Seller Information. None of the information supplied or to be supplied by Seller for inclusion in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement is made, not misleading.

4.30 Reorganization. Seller and its affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V—COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or by any of the other Transaction Documents, the Seller shall, and shall cause each of its Subsidiaries to: (a) conduct its business in the usual, regular and ordinary course consistent with past practice; (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees; and (c) take no action which would have a Material Adverse Effect or materially delay the ability of the Seller to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or any of the other Transaction Documents.

5.2 The Seller Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or any of the other Transaction Documents, as set forth in the Seller Disclosure Schedule, or with the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed):

(a) Indebtedness. The Seller shall not, nor shall the Seller permit any of its Subsidiaries to, issue any debt securities or otherwise incur, create or assume any indebtedness for borrowed money or modify any of the terms of such outstanding indebtedness, issue warrants or rights to acquire any long-term debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than the creation of deposit liabilities, up to $125,000,000 of Federal Home Loan Bank borrowings, purchases of federal funds or sales of certificates of deposit in the ordinary course of business and consistent with past practice.

(b) Changes in Stock. The Seller shall not, nor shall the Seller permit any of its Subsidiaries to, (i) adjust, split, combine or reclassify any shares of its capital stock or issue any other securities in respect of, in lieu of, or in substitution for shares of its capital stock, (ii) make, declare or pay any dividend or make any other distribution on, whether payable in cash, stock, property or otherwise, except as contemplated by Section 5.2 of the Seller Disclosure Schedule (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into (whether currently convertible or only convertible after the passage of time or the occurrence of certain events) or exchangeable for any shares of its capital stock except the acquisition of trading account shares, Trust Account Shares or DPC Shares in the ordinary course of business and consistent with past practices, or (iv) grant any individual, corporation or other entity any right to acquire any shares of its capital stock. Notwithstanding the foregoing, the Seller shall be entitled to (x) receive dividends paid in accordance with applicable law by any of the wholly-owned Subsidiaries of the Seller to the Seller or any of its wholly-owned Subsidiaries, and (y) accept shares of Seller Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Stock Options, or the vesting of Seller Restricted Stock, in each case in accordance with past practice and the terms of the applicable award agreements;

(c) Issuance of Securities. The Seller shall not, nor shall it permit any of its Subsidiaries to, issue, sell, pledge or encumber any additional shares of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, except the issuance of capital stock upon the exercise or settlement of stock options, stock appreciation rights, units or other equity rights or obligations under the terms of the applicable Seller Plan in effect on the date hereof, and issuances by a wholly-owned subsidiary of the Seller of its capital stock to its parent or to another wholly-owned subsidiary of the Seller. Notwithstanding the foregoing, the Seller shall not issue any shares of Seller Common Stock under the Employee Stock Purchase Plan;

(d) Dispositions. The Seller shall not, nor shall it permit any of its Subsidiaries to, sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of or agree to sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly-owned subsidiary (so long as no resulting internal reorganization or consolidation involving existing Subsidiaries would present a material risk to or any material delay in the receipt of all Requisite Regulatory Approvals) or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in each case, contemplated by this Section 5.2(d) in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force as of the date of this Agreement;

(e) Investments and Acquisitions. The Seller shall not, nor shall it permit its Subsidiaries to, except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary thereof, commit to make such an investment or increase or decrease its equity ownership position in any corporation or other entity in which Seller holds, as of the date of this Agreement, five percent (5%) or greater of any class of voting securities; provided, however, that the terms of this Section 5.2(e) shall not apply to the Seller’s investment securities portfolio or gap position, each of which is expressly covered by Section 5.2(j);

(f) Seller Contracts. The Seller shall not, nor shall it permit its Subsidiaries to, except for transactions in the ordinary course of business consistent with past practice, enter into, terminate, renew or make any change in any Seller Contract;

(g) Compensation and Benefit Plans. The Seller shall not, nor shall it permit its Subsidiaries to, (i) adopt, amend, renew or terminate any Seller Plan or any plan or any agreement, arrangement or plan between the Seller or any of its Subsidiaries and one or more of its current or former directors, officers or employees, (ii) enter into, modify or renew any employment, severance or other agreement with any director, officer or employee of the Seller or any of its Subsidiaries, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee, (iv) pay any bonus to any of its officers or employees, (v) increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (vi) grant any stock options, stock appreciation rights, phantom stock or other equity-based awards, other than (A) in all cases contemplated by clauses (iv) or (v), in the ordinary course of business consistent with past practice, (B) as may be required by applicable law (including as a condition of continued tax qualification or existing agreement), or (C) as set forth on Section 5.2(g) of the Seller Disclosure Schedule;

(h) Litigation. The Seller shall not, nor shall it permit its Subsidiaries to, settle or compromise any material pending or threatened suit, action or claim, or which relates to this Agreement, the Merger or any of the other transactions contemplated hereby or by any of the other Transaction Documents;

(i) Governing Documents. The Seller shall not, nor shall it permit its Subsidiaries to, amend its Articles of Incorporation or other governance documents, or adopt any resolution granting dissenters’ rights or permit any subsidiary to enter into a plan of consolidation, merger or reorganization with any person or entity other than a wholly-owned subsidiary of the Seller;

(j) Investment Portfolio. The Seller shall not, nor shall it permit its Subsidiaries to, other than in the ordinary course of business and in prior consultation with the Buyer, restructure or materially change its investment policies, investment securities portfolio, its hedging strategy or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) Lines of Business. The Seller shall not, nor shall it permit its Subsidiaries to, enter into any new line of business that is material to the Seller and its Subsidiaries, taken as a whole, or file any application to relocate or terminate the operations of any banking office of the Seller or any of its Subsidiaries or, other than after prior consultation with the Buyer, materially expand the business currently conducted by the Seller and its Subsidiaries;

(l) Capital Expenditures. The Seller shall not, nor shall it permit its Subsidiaries to, incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than in the ordinary course of business consistent with past practice;

(m) Significant Extensions of Credit. The Seller shall not, materially change its loan policies and it shall not, nor shall it permit its Subsidiaries to, make any individual extension of credit in excess of the lower of the legal lending limit as it may change from time to time in the ordinary course of business or $12,000,000;

(n) Accounting. The Seller shall not, nor shall it permit its Subsidiaries to, implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Seller’s independent accountants where the Buyer has been notified in advance of such changes;

(o) Agreements with Governmental Authorities; Licenses. The Seller shall not, nor shall it permit its Subsidiaries to, commit any act or omission which constitutes a material breach or default by the Seller or any of its Subsidiaries under any agreement with any Governmental Authority or under any material contract or material license to which any of them is a party or by which any of them or their respective properties is bound except to the extent required bylaw;

(p) Representations and Warranties. The Seller shall not, nor shall it permit its Subsidiaries to, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement or any of the other Transaction Documents, except, in every case, as may be required by applicable law;

(q) Regulatory Approval. The Seller shall not, nor shall it permit its Subsidiaries to, take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

(r) Branches. The Seller and its Subsidiaries shall not establish or enter into a contractual obligation to establish any branch operations not in existence on the date of this Agreement; or

(s) Other Agreements. The Seller shall not, nor shall it permit its Subsidiaries to, authorize or agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

5.3 The Buyer Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or any of the other Transaction Documents, the Buyer shall not, and the Buyer shall not permit any of its Subsidiaries to, without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed:

(a) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions of the Merger set forth in Article VII of this Agreement not being satisfied or in a violation of any provision of this Agreement or any of the other Transaction Documents, or in the Merger failing to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, except, in every case, as may be required by applicable law;

(b) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

(c) amend its Articles of Incorporation or other governance documents in any manner that would create a Materially Burdensome Regulatory Condition or otherwise be materially adverse to the Seller;

(d) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of its capital stock;

(e) implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Buyer’s independent accountants where the Seller has been notified in advance of such changes; or

(f) authorize or agree to, or make any commitment to, take any of the actions prohibited by this Section 5.3.

5.4 Control of the Seller’s Business. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the operations of the Seller prior to the Effective Time. Prior to the

Effective Time, each of the Seller and the Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.5 Communications and Notices. Neither the Seller nor the Buyer shall, and neither the Seller nor the Buyer shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of the Buyer, in the case of a proposed announcement or statement by the Seller, or of the Seller, in the case of a proposed announcement or statement by the Buyer; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NASD.

5.6 Certain Tax Matters. Commencing upon execution of this Agreement and continuing through to the Closing, each of Buyer and Seller shall use commercially reasonable efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VI—ADDITIONAL AGREEMENTS

6.1 Seller Shareholders Meeting; Regulatory Matters.

(a) The Seller will as promptly as practicable, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Shareholders Meeting”) to be held as soon as possible, and in no event more than thirty (30) days (subject to extension with the consent of the Buyer) following the time when the Registration Statement has become effective, including the Proxy Statement/Prospectus, for the purpose of adopting and approving this Agreement and the Merger.

(b) The Seller’s board of directors has declared this Agreement, each of the other Transaction Documents and the Merger advisable and has adopted a resolution recommending adoption and approval of this Agreement, each of the other Transaction Documents and the Merger by the Seller’s shareholders, and except as provided in Section 6.2, the board of directors of the Seller shall at all times recommend adoption and approval of this Agreement and the Merger by the Seller’s shareholders and such recommendation shall be included in the Proxy Statement/Prospectus. The board of directors of the Seller shall use its reasonable best efforts to obtain from the Seller’s shareholders the required votes in favor of adoption of this Agreement and approval of the Merger, subject to Section 6.2, and nothing contained in this Agreement shall be deemed to relieve the Seller of its obligation to submit this Agreement and the Merger to its shareholders for a vote on the adoption and approval thereof.

(c) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities. The Buyer and the Seller shall have the right to review in advance, and, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, any filing made with, materials submitted to, or correspondence or communication with, any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Notwithstanding the foregoing, nothing in this Section shall be deemed to require either Seller or Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing consents, approvals and authorizations of Governmental Authorities and having theretofore used reasonable best efforts hereunder to avoid having to take, or to otherwise mitigate, any such action, make any such commitment or agree to any such condition or restriction that would reasonably be expected to have a Material Adverse Effect on either Seller or Buyer (a “Materially Burdensome Regulatory Condition”). Each of Buyer and Seller represents and warrants to the other that, as of the date hereof, and based on all facts reasonably available to it, it has no reason to believe that a Materially Burdensome Regulatory Condition may be imposed. Notwithstanding the foregoing, no requirement that is consistent with applicable statutes or regulations, supervisory letters or other published guidance or published interpretations of a Governmental Authority as in effect as of the date hereof shall constitute a Materially Burdensome Regulatory Condition for purposes of any provision of this Agreement.

(d) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Registration Statement, the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of the Buyer or the Seller or any of their respective Subsidiaries or Affiliates to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.

(e) The Buyer and the Seller shall promptly advise each other upon receiving (and the Buyer or the Seller shall so advise with respect to communications received by any subsidiary or Affiliate of the Buyer or the Seller, as the case may be) any communication from any Governmental Authority or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or third-party consent will not be obtained, or will be subject to a Materially Burdensome Regulatory Condition, or that the receipt of any such approval will be materially delayed.

6.2 No Solicitation.

(a) The Seller agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of its, or its Subsidiaries’, directors, officers, employees, agents or representatives (collectively, “Agents”) to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any offer or proposal regarding any Acquisition Transaction, or participate in any discussions or negotiations with, or provide any information to, any Person (other than the Buyer and its Affiliates or representatives) concerning any Acquisition Transaction, or enter into any definitive agreement, arrangement or understanding for any Acquisition Transaction or requiring it, in connection with an Acquisition Transaction, to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated hereby, or make or authorize any statement, recommendation or solicitation in support of any Acquisition Transaction; provided, that, at any time prior to obtaining the approval of the Seller’s shareholders of this Agreement and the Merger and so long as none of the Seller, its Agents and Subsidiaries and its Subsidiaries’ Agents shall have breached in any material respect any of the provisions of this Section 6.2, the Seller or its Agents may furnish or cause to be furnished information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a bona fide written proposal for an Acquisition Transaction if and so long as (i) the board of directors of the Seller determines in good faith by a majority vote (x) after considering the advice of its outside legal counsel, that failing to take such action would be a breach of its fiduciary duties under applicable law and (y) that such proposal for an Acquisition Transaction, after consultation with Seller’s Advisor (or any other nationally recognized investment banking firm), is reasonably likely to lead to a Superior Proposal and (ii) prior to furnishing any information to such individual or entity, the Seller shall enter into a confidentiality agreement with such individual or entity that is no less restrictive to the party making the proposal, in any respect, than the Confidentiality Agreement by and between the Buyer and the Seller (the “Confidentiality Agreement”), and the Seller shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.

(b) The board of directors of the Seller shall be permitted to withdraw, modify or change in a manner adverse to the Buyer its recommendation to the Seller’s shareholders required under Section 6.1(b) with respect to an unsolicited bona fide written proposal for an Acquisition Transaction if, but only if: (i) after considering the advice of the Seller’s outside legal counsel, the board of directors of the Seller determines in good faith by a majority vote that failing to take such action would be a breach of its fiduciary duties under applicable law; (ii) after consultation with Seller’s Advisor (or any other nationally recognized investment banking firm), the board of directors of the Seller has determined in good faith by a majority vote that such proposal for an Acquisition Transaction is a Superior Proposal; (iii) the board of directors of the Seller has given the Buyer seven (7) business days’ prior written notice of its intention to withdraw, modify or change in a manner adverse to the Buyer its recommendation to the Seller’s shareholders required under Section 6.1(b) (it being understood and agreed that any material amendment or modification of such proposal for an Acquisition Transaction shall result in a new seven (7) full business day period); (iv) the board of directors of the Seller has considered any changes to the Consideration and to this Agreement proposed by the Buyer to the Consideration or to this Agreement; (v) the board of directors of the Seller has determined in good faith by a majority vote, after consultation with the Seller’s outside legal counsel and after consultation with Seller’s Advisor (or any other nationally recognized investment banking firm), that such proposal for an Acquisition Transaction remains a Superior Proposal even after the changes proposed in good faith by the Buyer; and (vi) the Seller and its Agents and Subsidiaries and its Subsidiaries’ Agents have complied in all material respects with this Section 6.2 (provided, that the foregoing shall in no way limit or otherwise affect the Buyer’s right to terminate this Agreement pursuant to Section 8.1(f)). Nothing in this Section 6.2 shall affect the Seller’s obligation to hold the Seller Shareholders Meeting in accordance with Section 6.1.

(c) The Seller immediately will cease, and shall cause its Agents and Subsidiaries and its Subsidiaries’ Agents to cease, all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for an Acquisition Transaction and request the return or destruction of all confidential information regarding the Seller or its Subsidiaries provided to any such individual or entity prior to the date of this Agreement pursuant to the terms of any confidentiality agreements, and the Seller shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.

(d) From and after the execution of this Agreement, the Seller shall advise the Buyer within the Notice Period of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Transaction (including a summary of the material and significant terms and conditions thereof and the identity of the other individual or entity or individuals or entities involved), or its receipt of any request for information from any Governmental Authority with respect to an Acquisition Transaction, and promptly furnish to the Buyer a copy of any such request for information or written proposal in addition to a copy of any information (to the extent not already provided to Buyer) provided to or by any third-party relating thereto. In addition, the Seller shall immediately advise the Buyer, in writing, if the board of directors of the Seller shall make any determination as to any Acquisition Transaction as contemplated by the proviso to the first sentence of Section 6.2(a).

(e) For the purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal for an Acquisition Transaction for 100% of the outstanding voting securities of the Company made by a third party which was not solicited by the Seller or any of its Agents, which in the good faith judgment of the board of directors of the Seller after taking into account all legal, financial, and regulatory aspects of the Acquisition Transaction (including, without limitation, any financing conditions and the likelihood and anticipated timing of consummation), is more favorable from a financial point of view to the Seller’s shareholders than the Merger (including any adjustments to the terms and conditions proposed by the Buyer in good faith in response to such Acquisition Transaction). For purposes of this Agreement, “Acquisition Transaction” means (i) a merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving the Seller or any of its Subsidiaries, (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the Seller or all or a substantial portion of the assets or deposits of any of its Subsidiaries, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of the Seller or any of its Subsidiaries, or (iv) any substantially similar transaction; provided, however, that the term “Acquisition Transaction” shall not include the Merger or the other transactions contemplated hereby or by any of the other Transaction Documents. For purposes of this Agreement, the term “Notice Period” shall mean (x) with respect to written inquiries or proposals or other written materials, written notice as promptly as practicable and in no event later than twenty-four (24) hours after receipt thereof and (y) with respect to oral inquiries, discussions, negotiations or proposals, oral notice as promptly as practicable and in no event later than twenty-four (24) hours after receipt thereof, followed by written notice in no event later than one (1) business day after receipt of such oral inquiries, discussions, negotiations or proposals.

6.3 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of the Seller and the Buyer, for purposes of such party verifying the representations and warranties of the other party and relating to the Merger and the other matters contemplated by this Agreement or any of the other Transaction Documents, shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records, and, during such period, each of the Seller and the Buyer shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws (other than reports or documents which the Buyer or Seller is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Each of Buyer and Seller also shall provide the other party with reasonable access to officers, employees and agents and with copies of all periodic reports to the its senior management. Neither the Seller or the Buyer nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of such party’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements, under circumstances in which the restrictions of the preceding sentence apply. No investigation by the Seller or the Buyer or their respective representatives shall affect the representations and warranties of the other party set forth herein.

(b) With respect to all information furnished by one party to the other party or its representatives under this Agreement, the parties shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

6.4 Legal Conditions to Merger. Each of the Buyer and the Seller shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Authority and any other third party that is required to be obtained by the Buyer or the Seller or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Registration Statement; Registration Rights Agreement.

(a) The Seller and Buyer agree to cooperate with each other in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Buyer with the SEC for purposes of registering the issuance of the Buyer Common Stock in exchange for Seller Common Stock in connection with the Merger (including the prospectus for the issuance of such Buyer Common Stock and the proxy statement and other proxy solicitation materials of Seller constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Seller agrees to cooperate with the Buyer and the Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Seller’s Advisor and independent auditor in connection with the Registration Statement and the Proxy Statement/Prospectus. As promptly as reasonably practicable after the date hereof but in no event later than forty-five (45) days after the date hereof, the Buyer shall file the Registration Statement with the SEC in connection with the issuance of the Buyer Common Stock in the Merger. The Buyer agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. The Buyer also agrees to use reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, the Seller, at its expense, shall promptly mail the Proxy Statement/Prospectus to its shareholders.

(b) The Seller and Buyer each further agree that if either shall become aware prior to the Effective Time of any information that would cause any of the statements in the Registration Statement and/or the Proxy Statement/Prospectus previously provided to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, each shall promptly inform the other party thereof and shall take such steps as are reasonably necessary to amend or supplement the Proxy Statement/Prospectus.

(c) The Buyer will advise Seller, promptly after the Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose.

(d) The Buyer shall notify the Seller promptly of the receipt of any comments of the SEC with respect to the Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the Seller copies of all correspondence between the Buyer or any representative of the Buyer and the SEC. The Buyer shall give the Seller and its counsel the opportunity to review and comment upon the Proxy Statement/Prospectus prior to its being filed with the SEC and shall give the Seller and its counsel the opportunity to review and comment upon all amendments and supplements to the Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. The Proxy Statement/Prospectus and all amendments and supplements thereto shall be in a form reasonably satisfactory to the Seller and its counsel. Each of the Buyer and the Seller agrees to use its reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement/Prospectus and all required amendments and supplements thereto to be mailed to the holders of Seller Common Stock entitled to vote at the Seller Shareholders Meeting referred to in Section 6.1(a) at the earliest practicable time (but in no event later than one (1) week following the time when the Registration Statement has become effective).

(e) On the date hereof, the Buyer has entered into the Registration Rights Agreement.

6.6 Employment and Benefit Matters.

(a) Provision of Benefits. As soon as practicable after the Effective Time, but in no event later than January 1, 2006, the Buyer agrees to provide the employees of the Seller and its Subsidiaries who remain so after the Effective Time (the “Seller Employees”) with the types and levels of compensation and employee benefits maintained by the Buyer for similarly-situated employees of the Buyer or the Buyer Banks. The

Buyer will treat, and cause the applicable benefit plans to treat, the service of the Seller Employees with the Seller or any Subsidiary of the Seller (or any of their respective predecessors) attributable to any period before the Effective Time as service rendered to the Buyer or any Subsidiary of the Buyer for all purposes including purposes of eligibility to participate, vesting and benefit accrual (except for purposes of benefit accrual under any defined benefit pension plan or as would result in a duplication of benefits). Without limiting the foregoing, the Buyer shall not treat any Seller Employee as a “new” employee for purposes of any exclusions under any health or similar plan of the Buyer or any Subsidiary of the Buyer for a pre-existing medical condition, and any deductibles paid under any of the Seller’s or its Subsidiaries’ health plans shall be credited towards deductibles under the health plans of the Buyer or any subsidiary of the Buyer upon delivery to the Buyer of appropriate documentation. The Buyer will make appropriate arrangements with its insurance carrier(s) to ensure such result.

(b) Continuation of Plans. Notwithstanding anything to the contrary contained herein, nothing herein shall limit the right of Buyer to terminate, merge or continue any employee benefit plans and programs of the Seller in its sole discretion; provided, however, that the Buyer shall continue to provide Seller Employees with compensation and benefits no less favorable in the aggregate than the compensation and benefits provided to such employees immediately prior to the Effective Time and shall maintain the Seller Pension Plans and Seller Benefit Plans (other than stock-based or incentive plans), in each case, until the Seller Employees are permitted to participate in the plans of the Buyer or any subsidiary of the Buyer in accordance with Section 6.6(a). Nothing in this Agreement shall alter or limit the Buyer’s obligations, if any, under ERISA, as amended by the Consolidated Omnibus Budget Reconciliation Act of 1985 and/or the Health Insurance Portability and Accountability Act of 1996 with respect to the rights of the Seller Employees and their qualified beneficiaries in connection with the group health plan maintained by the Seller as of the Effective Time. Seller Employees who are not party to an individual employment or severance agreement and experience a qualifying termination of employment during the two-year period following the Effective Time shall receive severance benefits pursuant to the Boston Private Financial Holdings, Inc. Severance Policy as in effect on the date hereof or subsequently enhanced.

(c) Continuation of Employment. No provision of this Section 6.6 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller or any Subsidiary of the Seller in respect of continued employment (or resumed employment) with the Buyer, or any of the Buyer’s Subsidiaries and no provision of this Section 6.6 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement which may be established by the Buyer or any of its Subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of the Buyer or any of its Subsidiaries.

6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, agent or employee of the Seller or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, agent or employee of the Seller, any of the Seller’s Subsidiaries or any of their respective predecessors or (ii) this Agreement or the other Transaction Documents or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Buyer shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer; provided, however, that (w) the Buyer shall have the right to assume the defense thereof (provided the Buyer confirms in writing to the Indemnified Party its obligations to indemnify such party to the fullest extent permitted by law and provided the Buyer is at least “adequately capitalized” as defined in the relevant prompt corrective action regulations) and upon such assumption the Buyer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between the Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer, and the Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (x) the Buyer shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless the proposed counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest among such parties, in which case the Buyer shall pay the reasonable fees and expenses of one additional counsel to the extent necessary to avoid such conflict, (y) the Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (z) the Buyer shall have no obligation under this Section 6.7(a) to any Indemnified Party when and if, and only to the extent, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Buyer thereof, provided, that the failure to so notify shall not affect the obligations of the Buyer under this Section 6.7 except to the extent such failure to notify materially prejudices the Buyer. The Buyer’s obligations under this Section 6.7 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Notwithstanding the foregoing, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 6.7 of the Seller Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of Buyer pursuant to Section 6.8 hereof.

(b) Buyer shall maintain Seller’s existing directors’ and officers’ liability insurance (the “D&O Insurance”) covering persons who are currently covered by Seller’s D&O Insurance for six (6) years following the Effective Time on terms not less favorable than those in effect on the date hereof and shall at the Effective Time provide evidence to Seller of such extension of coverage; provided, however, that Buyer may substitute therefor policies providing equivalent coverage and containing terms and conditions no less favorable than those in effect on the date hereof; provided, that in no event shall Buyer be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Seller (which current amount is set forth in Section 6.7 of the Seller Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Buyer is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Buyer shall obtain as much comparable insurance as is available for the Insurance Amount.

(c) In the event the Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Buyer assume the obligations set forth in this section.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and enforceable by, each Indemnified Party and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Party and his or her heirs and representatives may have under the Articles of Incorporation or Bylaws of the Seller or the equivalent documents of any of the Seller’s Subsidiaries, any contract or applicable law.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and the other Transaction Documents or to vest Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and the other Transaction Documents and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the Buyer.

6.9 Advice of Changes. The Buyer and the Seller shall each promptly notify the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and provided, further, that no failure to provide notice pursuant to this Section 6.9 shall cause the failure to be satisfied of any condition set forth in Article VII or provide a basis for termination of this agreement under Article VIII unless the underlying change or event would cause such failure or provide such a basis.

6.10 Current Information.

(a) As soon as practicable, each of the Buyer and the Seller will furnish to the other party copies of all such financial statements and reports as it or any of its Subsidiaries shall send to its shareholders or any Governmental Authority, to the extent any such reports furnished to any such Governmental Authority are not confidential and except as legally prohibited thereby, and will furnish to the other party such additional financial data as the other party may reasonably request.

(b) Promptly upon receipt thereof, each of the Buyer and the Seller will furnish to the Buyer copies of all reports submitted to it and its Subsidiaries by independent auditors in connection with each annual, interim or special audit of the books of it and its Subsidiaries made by such auditors.

(c) Each of the Buyer and the Seller will promptly notify the other party of any material change in the normal course of business or in the operation of the properties of it or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving it or any of its Subsidiaries, and will keep the other party reasonably informed of such events.

6.11 Participation in Certain Actions and Proceedings. The Buyer shall have the right to participate in the defense of any action, suit or proceeding instituted against the Seller (or any of its directors of officers) before any Governmental Authority or threatened by any Governmental Authority, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement or by any of the other Transaction Documents, or to seek damages or a discovery order in connection with such transactions.

6.12 ALCO Management. Except as otherwise required by applicable law or regulation, the Seller agrees, and agrees to cause its Subsidiaries, to manage their respective assets and liabilities in accordance with Seller’s asset and liability management policy as in effect on the date hereof, unless otherwise agreed by the parties. The Seller shall not, nor shall it permit is Subsidiaries to, amend or modify such policy or policies relating to lending, investment and other mutual operations, without express written consent of the Buyer. The Seller and the Buyer agree to consult on investment programs to be administered by the Seller Subsidiaries.

6.13 Reservation, Issuance and Registration of Buyer Common Stock. The Buyer shall reserve and make available for issuance in connection with the Merger and in accordance with the terms and conditions of this Agreement such number of shares of Buyer Common Stock to be issued to the shareholders of Seller in the Merger pursuant to Article I hereof.

ARTICLE VII—CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Shareholders’ Approval. This Agreement and the transactions contemplated hereby, including, without limitation, the Merger, shall have been adopted and approved by the Requisite Affirmative Vote of the holders of shares of Seller Common Stock present and voting at the Seller Shareholders Meeting in accordance with applicable law.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as “Requisite Regulatory Approvals”) and no Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Third Party Consents. All consents or approvals of all Persons (other than Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect on Buyer or Seller.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, materially restricts or makes illegal consummation of the Merger.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for the purpose shall have been initiated or threatened by the SEC or any Governmental Authority.

(f) Blue Sky Approvals. All permits and other authorizations under state securities laws and other authorizations necessary to consummate the Merger shall have been received and be in full force and effect.

(g) NASDAQ Listing. The Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ National Market, subject to official notice of issuance, prior to the Effective Time of the Merger.

7.2 Conditions to the Obligations of the Buyer. The obligation of the Buyer to effect the Merger is also subject to the satisfaction or waiver by the Buyer, at or prior to the Effective Time, of the following conditions:

(a) Absence of Material Adverse Changes. There shall not have occurred any change in the business, financial condition or results of operations of the Seller or any of its Subsidiaries which has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller.

(b) Representations and Warranties. Each of the representations and warranties of the Seller contained in this Agreement, or portion thereof, which is qualified by Material Adverse Effect shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date) and each of the representations and warranties of the Seller contained in this Agreement, or portion thereof, which is not so qualified shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Seller, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(c) Performance of Obligations of the Seller. The Seller shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer to such effect.

(d) Employment Agreement. Steven D. Hayworth shall have entered into an Employment Agreement with the Buyer and such Employment Agreement shall be in full force and effect; provided, however, that the failure of such Employment Agreement to be in full force and effect as a result of Mr. Hayworth’s death or disability prior to the Effective Time shall not be considered a failure of this condition.

(e) Opinion of Tax Counsel. Buyer shall have received an opinion from Goodwin Procter LLP, special counsel to Buyer, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of Buyer and Seller will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Goodwin Procter LLP may require and rely upon representations contained in certificates of officers of each of Buyer and Seller.

7.3 Conditions to the Obligations of the Seller. The obligation of the Seller to effect the Merger is also subject to the satisfaction or waiver by the Seller, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Buyer contained in this Agreement, or portion thereof, which is qualified by Material Adverse Effect shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date) and each of the representations and warranties of the Buyer contained in this Agreement, or portion thereof, which is not so qualified shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer, and Seller shall have received a certificate, dated the Closing Date, signed on behalf of the Buyer by the President and the Chief Financial Officer of Buyer to such effect.

(b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Seller shall have received a certificate signed by the President and the Chief Financial Officer to such effect.

(c) Opinion of Tax Counsel. Seller shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Seller, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of Buyer and Seller will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in certificates of officers of each of Buyer and Seller.

ARTICLE VIII—TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller:

(a) by mutual consent of the Seller and the Buyer in a written instrument, by action of their respective boards of directors;

(b) by either the board of directors of the Buyer or the board of directors of the Seller if any Governmental Authority of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable, or any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (which order the parties shall have used their best efforts to lift);

(c) by either the board of directors of the Buyer or the board of directors of the Seller if the Merger shall not have been consummated on or before December 31, 2005, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either the board of directors of the Buyer or the board of directors of the Seller (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained herein (which breach would entitle the terminating party not to close under Article VII) which breach is not cured after thirty (30) days written notice thereof is given to the party committing such breach;

(e) by either the Buyer or the Seller if the approval of the Seller’s shareholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such party’s shareholders or at any adjournment thereof; or

(f) by the Buyer, if (i) the board of directors of the Seller shall have failed to publicly recommend to the shareholders of the Seller that such shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, (ii) the board of directors of the Seller shall have withdrawn, modified or amended such recommendation in a manner adverse to the Buyer, (iii) the Seller or any of its Agents or Subsidiaries or its Subsidiaries’ Agents shall have breached Section 6.2 of this Agreement; or (vi) Seller shall have breached its obligations to call, give notice and commence the Seller Shareholder Meeting.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Buyer or the Seller as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Buyer, the Seller, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.3 (Access to Information), 8.2 (Effect of Termination), and 9.2 (Expenses) and all other obligations of the parties specifically and expressly intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary contained in this Agreement, neither the Buyer nor the Seller shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement. Notwithstanding the foregoing, the Shareholder Voting Agreements shall remain in full force and effect in accordance with their terms.

(b) In the event this Agreement is terminated by:

(i) the Buyer pursuant to Section 8.1(f);

(ii) either the Buyer or the Seller pursuant to Section 8.1(e), in circumstances where the board of directors of the Seller shall have (A) failed to publicly recommend to the shareholders of the Seller that such shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, (B) withdrawn, modified or amended such recommendation in a manner adverse to the Buyer or (C) failed to recommend rejection of a tender or exchange offer relating to the Seller Common Stock commenced by a third party or made no recommendation in connection therewith; or

(iii) either the Buyer or the Seller pursuant to Section 8.1(e), in circumstances where within twelve (12) months of such termination, the Seller shall have entered into a definitive agreement to engage in or shall have consummated an Acquisition Transaction (a “Subsequent Acquisition”) with any person other than the Buyer or any Affiliate of the Buyer, and after the date hereof and prior to the time of such termination or event giving rise to such termination, either (x) it shall have been publicly announced that any Person (other than the Buyer or any Affiliate of the Buyer) shall have (A) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) filed an application (or given a notice), whether in draft or final form, with appropriate Governmental Authorities, for approval to engage in an Acquisition Transaction (either of the events in (A) or (B) being referred to as a “Pre-Termination Acquisition Transaction Offer”) or (y) a Pre-Termination Acquisition Offer shall have been made known to Seller.

then Seller shall make a single cash payment to the Buyer in the amount of Eleven Million Five Hundred Thousand Dollars ($11,500,000) in the case of (i) or (ii), upon such termination and, in the case of (iii), upon the consummation of the Subsequent Acquisition. Any payment required under this Section 8.2(c) shall be payable by the Seller to the Buyer (by wire transfer of immediately available funds to an account designated by the Buyer) within two (2) business days after demand by the Buyer; provided, that the Seller shall make such payment prior to and as a condition of any termination of this Agreement by the Seller under the circumstances set forth in clause (ii) above.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken by the parties hereto, at any time before or after approval of the matters presented in connection with the Merger to the shareholders of the Seller; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Seller, no amendment of this Agreement shall be made which by law requires further approval by the shareholders of the Seller without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller, no extension or waiver of this Agreement or any portion thereof shall be made which by law requires further approval by the shareholders of the Seller without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX—MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.6 (Employment and Benefit Matters) and 6.7 (Directors’ and Officers’ Indemnification and Insurance) and any other section which by its terms specifically applies in whole or in part after the Effective Time.

9.2 Expenses. Except as set forth in Section 8.2, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.3 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, cable, telegram or telex addressed as follows:

(a) If to the Buyer, to:	Margaret W. Chambers, Esq.
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, MA 02109
Tel: (617) 912-1900
Fax: (617) 912-4491

with required copies to:	William P. Mayer, Esq.
Kathryn I. Murtagh, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Tel: (617) 570-1000
Fax: (617) 523-1231

(b) If to the Seller, to:	Steven D. Hayworth
President and Chief Executive Officer
Gibraltar Financial Corporation
220 Alhambra Circle, Fifth Floor
Coral Gables, FL 33134
Tel: (305) 476-1982
Fax: (305) 556-2425

with required copies to:	Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
Fax: (212) 403-2000

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above.

9.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require the Seller or the Buyer or any of their respective Subsidiaries or Affiliates to take any action which would violate applicable law, rule or regulation. The phrases “the date of this

Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to be April 18, 2005.

9.5 Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of The Commonwealth of Massachusetts without regard to any applicable conflicts of laws principles except to the extent mandatory provisions of federal law or the Laws of the State of Florida apply.

9.8 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.9 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided herein, including Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“Acquisition Transaction” shall have the meaning ascribed thereto in Section 6.2(e) hereof.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agents” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Aggregate Buyer Share Amount” shall have the meaning ascribed thereto in Section 2.1(b).

“Aggregate Cash Amount” shall have the meaning ascribed thereto in Section 2.1(b).

“Aggregate Closing Transaction Value” shall have the meaning ascribed thereto in Section 2.1(b).

“Aggregate SARs Amount” shall have the meaning ascribed thereto in Section 2.1(b).

“Aggregate SARs Exercise Price” shall have the meaning ascribed thereto in Section 2.1(b).

“Aggregate Seller Share Amount” shall have the meaning ascribed thereto in Section 2.1(b).

“Agreement” shall have the meaning ascribed thereto in the preamble.

“Articles of Merger” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Bank Common Stock” shall have the meaning ascribed thereto in Section 4.2(b) hereof.

“Bank Regulator” shall mean and include, any pertinent federal or state Governmental Authority charged with the supervision of banks or bank or financial holding companies or engaged in the insurance of bank deposits including without limitation, the OTS, the FRB, the FDIC, the Florida Commissioner, the MBBI and the MHPF.

“Bank Secrecy Act” shall mean the Federal Bank Secrecy Act, as amended, and its implementing regulations.

“BHC Act” shall mean the Bank Holding Company Act of 1956, as amended.

“Buyer” shall have the meaning ascribed thereto in the preamble.

“Buyer 10-K” shall have the meaning ascribed thereto in Section 3.5.

“Buyer Balance Sheet” shall have the meaning ascribed thereto in Section 3.6.

“Buyer Banks” shall have the meaning ascribed thereto in Section 3.11 hereof.

“Buyer Bylaws” shall have the meaning ascribed thereto in Section 3.1.

“Buyer Common Stock” shall mean shares of Buyer’s Common Stock, $1.00 par value.

“Buyer Disclosure Schedule” shall mean the schedule delivered by Buyer to Seller setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations contained herein; provided, however, that the mere inclusion of an item in the Buyer Disclosure Schedule as an exception to a representation shall not be deemed an admission by Buyer that such item was required to be disclosed therein.

“Buyer Finance Subsidiaries” shall have the meaning ascribed thereto in Section 3.10(d) hereof.

“Buyer Preferred Stock” means shares of Buyer preferred stock, $1.00 par value per share.

“Buyer Regulatory Agreement” shall have the meaning ascribed thereto in Section 3.16 hereof.

“Buyer Reports” shall have the meaning ascribed thereto in Section 3.5.

“Buyer SEC Reports” shall have the meaning ascribed thereto in Section 3.5.

“Cash Election Shares” shall have the meaning ascribed thereto in Section 2.1(f).

“C.F.R.” shall mean the Code of Federal Regulations.

“Closing” shall have the meaning ascribed thereto in Section 1.4 hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 1.4 hereof.

“Code” shall have the meaning ascribed thereto in the recitals.

“Confidentiality Agreement” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Consideration” shall have the meaning ascribed thereto in Section 2.1(a).

“Converted Cash Election Shares” shall have the meaning ascribed thereto in Section 2.1(g).

“Converted Stock Election Shares” shall have the meaning ascribed thereto in Section 2.1(g).

“CRA” shall mean the Community Reinvestment Act of 1977, as amended.

“Criticized Assets” shall have the meaning ascribed thereto in Section 4.28(b) hereof.

“Deal Value Per Share” shall have the meaning ascribed thereto in Section 2.1(b).

“D&O Insurance” shall have the meaning ascribed thereto in Section 6.7(b) hereof.

“Derivative Transactions” shall have the meaning ascribed thereto in Section 4.21(b) hereof.

“Dissenting Shares” shall have the meaning ascribed thereto in Section 2.5 hereof.

“DPC Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Election” shall have the meaning ascribed thereto in Section 2.1(f).

“Election Deadline” shall have the meaning ascribed thereto in Section 2.3(b).

“Election Form” shall have the meaning ascribed thereto in Section 2.1(f).

“Employee Stock Purchase Plan” means Seller’s Amended and Restated 1996 Key Employee Stock Purchase Plan and Amended and Restated 1996 Employee Payroll Deduction Stock Purchase Plan.

“Equity Investment” shall mean any corporation, limited liability company, limited liability partnership, partnership, joint venture, trust, association or other entity which is not a subsidiary of the Seller, as the case may be, and in which (a) the Seller, directly or indirectly, owns or controls any shares in excess of five (5) percent of any class of the outstanding voting securities or other equity interests, including, without limitation, an equity investment, as such term as of the date hereof is defined in the FDIC’s rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. § 362.2(g) or (b) the Seller or one of its Subsidiaries is a general partner or member manager, or serves in a similar capacity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exception Share” shall have the meaning ascribed thereto in Section 2.1(e).

“Excess ESPP Shares” shall have the meaning ascribed thereto in Section 2.10(a).

“Excess Option Shares” shall have the meaning ascribed thereto in Section 2.1(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Exchange Ratio” shall have the meaning ascribed thereto in Section 2.1(b) hereof.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“Final Buyer Share Value” shall have the meaning ascribed thereto in Section 2.1(c).

“Finance Laws” shall have the meaning ascribed thereto in Section 3.10(d) hereof.

“Florida Commissioner” shall mean the State Comptroller Department of Banking and Finance of the State of Florida or any successor thereto.

“Florida Statutes” shall have the meaning ascribed thereto in Section 1.1 hereof.

“FRB” shall mean the Board of Governors of the Federal Reserve System, or any successor thereto.

“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including without limitation, the Bank Regulators, the applicable state securities authorities, the SEC and the NASD courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Indemnified Parties” shall have the meaning ascribed thereto in Section 6.7(a) hereof.

“Insurance Amount” shall have the meaning ascribed thereto in Section 6.7(b) hereof.

“IRS” shall mean the Internal Revenue Service.

“Loans” shall have the meaning ascribed thereto in Section 4.28(a) hereof.

“Material Adverse Effect” shall mean, with respect to any Person, a change or effect that is materially adverse to the business, results of operations or financial condition of such Person and its Subsidiaries taken as a whole; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes, after the date hereof, in laws and regulations or interpretations thereof by Governmental Authorities generally applicable to depository institutions and their holding companies (including, without limitation, changes in state and federal tax law, and changes in insurance deposit assessment rates and special assessments with respect thereto) but not uniquely relating to Buyer or Seller, (b) changes, after the date hereof, in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, but not uniquely relating to Buyer or Seller, (c) actions and omissions of one party or any of its Subsidiaries taken with the prior written consent of the other party, (d) changes, after the date hereof, in general economic or market conditions affecting banks or their holding companies generally in the United States or in the Southeastern United States, and (e) changes resulting from the announcement of this Agreement and the transactions contemplated hereby.

“Materially Burdensome Regulatory Condition” shall have the meaning ascribed thereto in Section 6.1(c) hereof.

“Material Contract” shall mean any contract or agreement which is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

“MBBI” shall mean the Massachusetts Board of Bank Incorporation or any successor thereto.

“MBCA” shall mean Chapter 156D of the General Laws of Massachusetts, also known as the Massachusetts Business Corporation Act.

“Measurement Price” shall have the meaning ascribed thereto in Section 2.1(b).

“Merger” shall have the meaning ascribed thereto in the recitals.

“MHPF” shall mean the Massachusetts Housing Partnership Fund or any successor thereto.

“NASD” shall mean the National Association of Securities Dealers.

“New Certificate” shall have the meaning ascribed thereto in Section 2.3(a).

“New Share” shall have the meaning ascribed thereto in Section 2.3(a).

“No-Election Shares” shall have the meaning ascribed thereto in Section 2.1(f).

“Notice Period” shall have the meaning ascribed thereto in Section 6.2(e) hereof.

“OCC” shall mean the Office of the Comptroller of the Currency or any successor thereto.

“Old Certificate” shall have the meaning ascribed thereto in Section 2.1(e).

“Old Share” shall have the meaning ascribed thereto in Section 2.1(e).

“OREO” shall mean Other Real Estate Owned.

“Other Cash Consideration” shall have the meaning ascribed thereto in Section 2.1(c).

“OTS” shall mean the Office of Thrift Supervision or any successor thereto.

“Patriot Act” shall mean the USA PATRIOT Act of 2001 and the regulations promulgated thereunder.

“Permit” shall have the meaning ascribed thereto in Section 3.10(a) hereof.

“Per SARs Cash Amount” shall have the meaning ascribed thereto in Section 2.1(b).

“Per Share Cash Consideration” shall have the meaning ascribed thereto in Section 2.1(a).

“Per Share Stock Consideration” shall have the meaning ascribed thereto in Section 2.1(a).

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any governmental agency or political subdivision thereof.

“Pre-Termination Acquisition Transaction Offer” shall have the meaning ascribed thereto in Section 8.2(b) hereof.

“Proxy Statement/Prospectus” shall have the meaning ascribed thereto in Section 6.5(a) hereof.

“Registration Rights Agreement” shall have the meaning ascribed thereto in the recitals.

“Registration Statement” shall have the meaning ascribed thereto in Section 6.5(a) hereof.

“Regulatory Agreement” shall have the meaning ascribed thereto in Section 4.10 hereof.

“Requisite Affirmative Vote” shall have the meaning ascribed thereto in Section 4.4 hereof.

“Requisite Regulatory Approvals” shall have the meaning ascribed thereto in Section 7.1(b) hereof.

“RESPA” shall mean the Real Estate Settlement Procedures Act of 1974, as amended.

“SARs Cash Amount” shall have the meaning ascribed thereto in Section 2.1(b) hereof.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed thereto in the preamble.

“Seller Balance Sheet” shall have the meaning ascribed thereto in Section 4.5 hereof.

“Seller Bank” shall mean Gibraltar Bank, FSB, a federally chartered savings bank and subsidiary of the Seller.

“Seller Benefit Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Bylaws” shall have the meaning ascribed to such term in Section 4.1 hereof.

“Seller Common Stock” shall have the meaning ascribed thereto in Section 1.2 hereof.

“Seller Contracts” shall have the meaning ascribed to such term in Section 4.18 hereof.

“Seller Disclosure Schedule” shall mean the schedule delivered by Seller to Buyer setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations contained herein; provided, however, that the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation shall not be deemed an admission by Seller that such item was required to be disclosed therein.

“Seller Employees” shall have the meaning ascribed thereto in Section 6.6(a) hereof.

“Seller Finance Subsidiaries” shall have the meaning ascribed thereto in Section 4.13(c) hereof.

“Seller Intellectual Property” shall have the meaning ascribed thereto in Section 4.26 hereof.

“Seller Option” shall have the meaning ascribed thereto in Section 2.7 hereof.

“Seller Other Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Pension Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Plans” shall have the meaning ascribed thereto in Section 4.15(a).

“Seller Reports” shall have the meaning ascribed thereto in Section 4.9(b) hereof.

“Seller Restricted Stock” shall have the meaning ascribed thereto in Section 2.9 hereof.

“Seller’s Advisor” shall have the meaning ascribed thereto in Section 4.6 hereof.

“Seller SAR” shall mean any Seller stock appreciation rights granted under a Seller Plan.

“Seller SAR Plan” shall mean the Seller 1999 Phantom Stock Incentive Plan, as amended.

“Seller Shareholders’ Agreement” shall mean that certain Shareholders’ Agreement among the Seller and the individuals and entities identified therein dated as of July 1, 1998, as amended and supplemented to date.

“Seller Shareholders Meeting” shall have the meaning ascribed thereto in Section 6.1(a) hereof.

“Seller Stock Plan” shall mean the equity-based compensation plans of the Seller.

“Share Adjustment Amount” shall have the meaning ascribed thereto in Section 2.1(c).

“Shareholder Voting Agreements” shall have the meaning ascribed thereto in the recitals.

“Stock Conversion Number” shall have the meaning ascribed thereto in Section 2.1(g).

“Stock Election Shares” shall have the meaning ascribed thereto in Section 2.1(f).

“Stock-Selected No-Election Shares” shall have the meaning ascribed thereto in Section 2.1(g).

“Subsequent Acquisition” shall have the meaning ascribed thereto in Section 8.2(b)(iii) hereof.

“Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least twenty percent (20%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” shall have the meaning ascribed thereto in Section 6.2(e) hereof.

“Surviving Corporation” shall have the meaning ascribed thereto in Section 1.1 hereof.

“Tax” shall mean any federal, state, country, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax, whether disputed or not.

“Transaction Documents” shall mean this Agreement, and the Shareholder Voting Agreements.

“Trust Account Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“U.S.” shall mean the United States of America.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ WALTER M. PRESSEY
	Name:	Walter M. Pressey
	Title:	President

GIBRALTAR FINANCIAL CORPORATION

By:	/s/ STEVEN D. HAYWORTH
	Name:	Steven D. Hayworth
	Title:	President and Chief Executive

[Signature Page to Agreement and Plan of Merger]

Annex B

SHAREHOLDER VOTING AGREEMENT

SHAREHOLDER VOTING AGREEMENT (“Agreement”), dated as of April 18, 2005, by and between Boston Private Financial Holdings, Inc., a Massachusetts corporation (“Buyer”), and the undersigned (“Shareholder”) holder of common stock, par value $0.01 (“Common Stock”), of Gibraltar Financial Corporation, a Florida corporation (“Seller”).

WHEREAS, the Buyer and Seller, have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be subsequently amended or modified, the “Agreement and Plan of Merger”), providing for the merger of the Seller with and into the Buyer (the “Merger”);

WHEREAS, the Shareholder beneficially owns and has sole or shared voting power with respect to the number of shares of Common Stock, and holds stock options or other rights to acquire the number of shares of Common Stock indicated opposite the Shareholder’s name on Schedule 1 attached hereto; and

WHEREAS, it is a condition to the consummation of the Merger that the Shareholder execute and deliver this Agreement on a date even herewith which shall be applicable to the shares of Common Stock set forth on Schedule 1 attached hereto; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of, and as a condition to, the Buyer entering into the Agreement and Plan of Merger and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by the Buyer in connection therewith and of the registration rights agreement of even date herewith between Buyer and the Shareholder; the Shareholder and the Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the Shareholders of the Seller, or in connection with any written consent of the Shareholders of the Seller, with respect to the Merger, the Agreement and Plan of Merger or any Acquisition Transaction or any adjournment thereof, Shareholder shall:

(a) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering all of the Shares that such Shareholder shall be entitled to so vote, whether such Shares are beneficially owned by such Shareholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of the Seller contained in the Agreement and Plan of Merger or of the Shareholder contained in this Agreement; and (iii) against any Acquisition Transaction, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Agreement and Plan of Merger;

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time; (ii) the date that the Agreement and Plan of Merger shall be terminated pursuant to Article VIII thereof, or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.

3. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, the Shareholder shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 5(c) below)), or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares. Notwithstanding the foregoing, the Shareholder may make (a) transfers by will or by operation of law, in which case this Agreement shall bind the transferee, and (b) as the Buyer may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Shareholder. The Shareholder hereby represents and warrants to the Buyer as follows:

(a) the Shareholder has the power and the right to enter into and perform the terms of this Agreement;

(b) this Agreement (assuming this Agreement constitutes a valid and binding agreement of the Buyer) constitutes a valid and binding agreement with respect to the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as otherwise set forth on Schedule 1, the Shareholder beneficially owns the Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares; and

(d) the execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Shareholder.

5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Buyer with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of the undersigned’s rights with respect to the Shares, to vote, if the Shareholder is unable to perform his obligations under this Agreement, each of such shares solely with respect to the matters set forth in Section 1 hereof. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, Shareholder, solely in his capacity as a Shareholder of the Seller, shall not, nor, to the extent applicable to Shareholder, shall he authorize any of his affiliates to, nor shall he authorize any partner, officer director, advisor or representative of, Shareholder or any of its affiliates to, (i) solicit, initiate or knowingly encourage, take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries, proposals or offers from any person relating to a proposal regarding an Acquisition Transaction or participation in any discussions or negotiations with, or provide any information to, any Person (other than the Buyer and its Affiliates or representative) concerning any Acquisition Transaction, (ii) enter into any agreement with respect to an Acquisition Transaction (other than the Agreement and Plan of Merger), (iii) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Transaction (other than the Agreement and Plan of Merger) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Agreement and Plan of Merger, (iv) initiate a Shareholders’ vote or action by consent of the Seller’s Shareholders with respect to an Acquisition Transaction, or (v) except by reason of this Agreement become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Transaction.

7. Specific Enforcement. The Shareholder has signed this Agreement intending to be legally bound thereby. The Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Shareholder. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

9. No waivers. No waivers of any breach of this Agreement extended by the Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of the Buyer with respect to any other Shareholder of the Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such Shareholder or with respect to any subsequent breach of the Shareholder or any other such Shareholder of the Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10. Miscellaneous. This Agreement to be governed by the laws of The Commonwealth of Massachusetts without giving effect to the principles of conflicts of laws thereof, subject to the application of any mandatory provisions of federal law or the Law of the State of Florida. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

11. Capacity as Shareholder. Notwithstanding any other provisions of this Agreement, the Shareholder signs this Agreement and is bound thereby solely in the Shareholder’s capacity as a Shareholder of the Seller, and not in any other capacity, including in the Shareholder’s capacity as a director, officer or employee of the Seller or any of its Subsidiaries or in the Shareholder’s capacity as a trustee or fiduciary of any ERISA plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director and/or officer of the Seller in the exercise of his or her duties as a director and/or officer of the Seller or any of its Subsidiaries or in his or her capacity as a trustee or fiduciary of any ERISA plan or trust or prevent or be construed to create any obligation or liability on the part of any director and/or officer of the Seller or any of its Subsidiaries or any trustee or fiduciary of any ERISA plan or trust to take or omit to take any action in his or her capacity as a director and/or officer of the Seller or any of its Subsidiaries.

12. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the board of directors of the Seller has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Seller’s Articles of Incorporation, the possible acquisition of the Shares by Buyer pursuant to the Agreement and Plan of Merger, (ii) the Agreement and Plan of Merger is executed by all parties thereto, and (iii) this Agreement is executed by all parties hereto.

13. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the date first above written.

DAVID S. KIRKLAND
/s/ DAVID S. KIRKLAND

Name:

TERRY ALLEN KRAMER TRUST DATED 4/5/65
/s/ TERRY ALLEN KRAMER

Name:

TERRY ALLEN KRAMER & IRWIN H. KRAMER, JTWROS
/s/ TERRY ALLEN KRAMER

Name:

JAMES T. DYKE, SUB-TRUST
/s/ JAMES T. DYKE

Name:

STEVEN D. HAYWORTH
/s/ STEVEN D. HAYWORTH

Name:

[Voting Agreement Signature Page]

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ WALTER M. PRESSEY
Name:	Walter M. Pressey
Title:	President

[Voting Agreement Signature Page]

SCHEDULE 1

Shareholder	Shares
David S. Kirkland	67,500
Terry Allen Kramer Trust dated 4/5/65	26,370
Terry Allen Kramer & Irwin H. Kramer, JTWROS	26,370
James T. Dyke, Sub-Trust	279,382
Steve D. Hayworth	36,159

Annex C

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is dated as of the 18th day of April 2005, by and among Boston Private Financial Holdings, Inc., a Massachusetts corporation (the “Company”), and the persons designated as Holders on the signature pages hereto and any assignees or transferees thereof (each, an “Holder” and collectively, the “Holders”).

WHEREAS, the Company and Gibraltar Financial Corporation, a savings and loan holding company registered under the Home Owners’ Loan Act of 1933 and incorporated in Florida (“Seller”), have entered into that certain Agreement and Plan of Merger, dated as of April 18, 2005 (the “Merger Agreement”), pursuant to which the Holders will receive shares of common stock, par value $1.00 per share, of the Company (the “Common Stock”) in connection with the closing of the transactions contemplated thereby;

WHEREAS, in connection with the Merger Agreement, the Company and each of the Holders are entering into this Agreement, to become effective as of the Effective Time; and

WHEREAS, the execution of this Agreement is an inducement to certain shareholders of Seller to the consummation of the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises of the parties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holders hereby covenant and agree with each other as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings; provided, however, that terms used but not defined herein shall have the meaning assigned thereto in the Merger Agreement;

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day that the NASDAQ National Market is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in the City of New York or Boston, Massachusetts are authorized or required to close for regular banking business.

“Commission” shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act and the Exchange Act.

“Common Stock” shall mean the Common Stock and any other common equity securities issued by the Company, and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares, recapitalization, merger, consideration or other corporate reorganization).

“Company” shall refer to the Company and any successor or successors thereto.

“Delay Period” shall have the meaning set forth in Section 2(c) hereof.

“Effective Date” shall have the meaning set forth in Section 2(b) hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Majority Interest” shall mean the Holders holding not less than a majority of the Registrable Securities held by all Holders.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“Person” shall mean an individual, a corporation, an association, a joint venture, a partnership, a limited liability company, an estate, a trust, an unincorporated organization, and any other entity or organization, governmental or otherwise.

“Piggy-Back Registration” shall have the meaning set forth in Section 3 hereof.

“Registrable Securities” shall mean (i) any shares of Common Stock received by the Holders or their transferees in connection with the transactions contemplated by the Merger Agreement and (ii) any other securities issued or issuable with respect to any such shares described in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization or otherwise; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (i) theretofore registered and sold pursuant to the Securities Act, (ii) theretofore sold to the public pursuant to Rule 144 promulgated under the Securities Act or (iii) which could then be sold in their entirety pursuant to Rule 144(k) promulgated under the Securities Act, or any successor rule, without limitation or restriction (including without limitation or restriction as to the number of shares that may be sold within any specified time period) and the Company has removed, or caused the removal of, any restrictive legend on the share certificate evidencing such share.

“Registration Expenses” shall mean the expenses so described in Section 5 hereof.

“Securities Act” shall mean the Securities Act of 1933 or any similar successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Selling Stockholders” shall have the meaning set forth in Section 3 hereof.

“Shelf Registration” shall have the meaning set forth in Section 2(a) hereof.

2. Shelf Registration.

(a) The Company shall file a Registration Statement, as promptly as practicable after the Closing Date, under the Securities Act relating to all or part of the Registrable Shares, which Registration Statement provides for the sale by Holders of Registrable Shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration”).

(b) The Company agrees to use its commercially reasonable efforts to cause the Commission to declare the Shelf Registration effective (the date of initial effectiveness being referred to herein as the “Effective Date”) as soon as practicable (but no later than ninety (90) days after the Closing Date) and to keep the Shelf Registration continuously effective and usable for the resale of Registrable Shares for a period ending on the later of the date (i) on which all the Registrable Shares covered by such Shelf Registration have been sold or (ii) two (2) years from the anniversary of the Effective Date.

(c) The Company may from time to time suspend the use of the Shelf Registration to be filed pursuant to this Section 2 for a reasonable time period, provided that such suspension shall not exceed forty-five (45) days (a “Delay Period”), if (i) the Company shall determine in good faith that such use would require pre-mature disclosure of non-public information the disclosure of which, in the good faith determination of the Company, would be materially adverse to the Company or with respect to which the Company has a bona fide business purpose or reason for keeping such information confidential; provided, that the aggregate number of days in all Delay Periods occurring in any period of twelve consecutive months shall not exceed ninety (90) days and provided, further that in the event of such a suspension, the Company shall use all commercially reasonable efforts to take any and all actions necessary or desirable to, immediately after the Delay Period, give full effect to Holders’ rights under this Section 2. The Company shall provide written notice (to the extent practicable) no fewer than two (2) Business Days prior to commencement of a Delay Period and promptly upon the end of any Delay Period to all Holders and each Holder shall cease all disposition efforts with respect to Registrable Shares held by it immediately upon the beginning of any Delay Period until notified of the end of such Delay Period (not to exceed forty-five (45) days).

(d) A Majority Interest of the participating holders of Registrable Securities may request, in writing, that the Company withdraw a registration statement which has been filed under this Section 2(a) but not yet been declared effective, and such holders may thereafter request the Company to reinstate such Registration Statement, if permitted under the Securities Act, or to file another registration statement, in accordance with the procedures set forth herein if the participating holders reimburse the Company for all Registration Expenses incurred in connection with such withdrawn registration.

3. Piggyback Registration. If the Company at any time proposes to register any of its Common Stock under the Securities Act for sale to the public (except pursuant to Section 2 hereof, or with respect to any registration statement on Form S-4, S-8 or any other form not available for registering the Registrable Securities for sale to the public) (a “Piggy-Back Registration”), each such time it will promptly give written notice to each holder of Registrable Securities of its intention to effect such registration. Upon the written request of any such holder of Registrable Securities given within ten (10) days after receipt by such holder of such notice, the Company will, subject to the limits contained in this Section 3, use its commercially reasonable efforts to cause all Registrable Securities of such holder that such holder so requests to be registered under the Securities Act and qualified for sale under any state blue sky law, all to the extent required to permit such sale or other disposition of said Registrable Securities; provided, however, that if the Company is advised in writing in good faith by the managing underwriter of the Company’s securities being offered in an underwritten public offering pursuant to such registration statement that the amount to be sold by persons other than the Company (collectively, “Selling Stockholders”) is greater than the amount which can be offered without adversely affecting the marketability of the offering, the Company may reduce the amount offered for the accounts of Selling Stockholders (including any holders of Registrable Securities) to a number reasonably deemed satisfactory by such managing underwriter. If there is a reduction in the number of shares of Common Stock or Registrable Securities to be registered pursuant to the foregoing, such reduction shall be made within each tranche on a pro rata basis (based upon the aggregate number of shares of Common Stock or Registrable Securities held by the Holders in each such tranche and subject to the priority of the Holders set forth in the preceding sentence).

4. Registration Procedures. At the time the Company is required by the provisions of this Agreement to effect the Shelf Registration or otherwise to effect the registration of any of its securities under the Securities Act, the Company shall:

(a) use its commercially reasonable efforts to (i) prepare and file with the Commission the Shelf Registration on the appropriate form under the Securities Act with respect to such securities, which form shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, (ii) cooperate, assist and provide such information as is required with respect to any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter that is required to be retained in accordance with the rules and regulations of the NASD, and (iii) cause such registration statement to become and remain effective until completion of the proposed offering (but not for more than two (2) years from the Effective Date);

(b) use its commercially reasonable efforts to prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the completion of the offering (but not for more than two (2) years from the Effective Date) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement whenever the seller or sellers of such securities shall desire to sell or otherwise dispose of the same, but only to the extent provided in this Agreement;

(c) furnish to each selling Holder and the underwriters, if any, such number of copies of such registration statement, any amendments thereto, any documents incorporated by reference therein, the prospectus, including a preliminary prospectus, all in conformity with the requirements of the Securities Act, and such other documents as such selling Holder may reasonably request in order to facilitate the public sale or other disposition of the securities owned by such selling Holder;

(d) use its commercially reasonable efforts to register or qualify the securities covered by such registration statement under and to the extent required by such other securities or state blue sky laws of such jurisdictions as each selling Holder shall reasonably request, and do any and all other acts and things which may be necessary under such securities or blue sky laws to enable such selling Holder to consummate the public sale or other disposition in such jurisdictions of the securities owned by such selling Holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or submit to service of process in any jurisdiction in which it is not already subject;

(e) within a reasonable time before filing of the Shelf Registration or prospectus or amendments or supplements thereto with the Commission, furnish to a single counsel selected by the Holders of Registrable Securities proposing to include shares in such registration copies of such documents proposed to be filed, which information in such documents pertaining to such holders shall be subject to the reasonable approval of such counsel;

(f) promptly (but in any event within five (5) Business Days) notify each selling Holder of Registrable Securities, such selling Holders’ counsel and any underwriter and (if requested by any such Person) confirm such notice in writing, of the happening of any event which makes any statement made in the registration statement or related prospectus untrue or which requires the making of any changes in such registration statement or prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading; and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g) use its commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of a registration statement, and if one is issued use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment and promptly notify (but in any event within five (5) Business Days) in writing the managing underwriter or underwriters (if any), any selling Holder, or counsel to the selling Holders of the order;

(h) if requested by the managing underwriter or underwriters (if any), any selling Holder, or counsel to the selling Holders, promptly incorporate in a prospectus supplement or post-effective amendment such information as such Person requests to be included therein with respect to the selling Holder or the securities being sold, including, without limitation, with respect to the securities being sold by such selling Holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of an underwritten offering of the securities to be sold in such offering, promptly make all required filings of such prospectus supplement or post-effective amendment, and promptly (but in any event within five (5) Business Days) notify in writing the managing underwriter or underwriters (if any), any selling Holder, or counsel to the selling Holders of the filings of such prospectus supplement or post-effective amendment;

(i) make available to each selling Holder, any underwriter participating in any disposition pursuant to a registration statement, and a single attorney and accountant retained by any such selling Holders or underwriters (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration statement subject, in each case, to such confidentiality agreements as the Company shall reasonably request;

(j) in connection with a registration statement pursuant to Section 2 above, enter into a reasonable underwriting agreement required by the proposed underwriter(s) (if approved by the Company) for the selling Holders and use its commercially reasonable efforts to facilitate the public offering of the securities (including cooperation to the extent reasonably requested by the selling Holders with marketing, presentations, meetings, road shows and due diligence sessions);

(k) furnish to each prospective selling Holder a signed counterpart, addressed to the prospective selling Holder, of (i) an opinion of counsel for the Company, dated the effective date of the registration statement, and (ii) if and to the extent permitted by applicable professional standards, a “comfort” letter signed by the registered public accounting firm who have certified the Company’s financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the accountants’ letter) with respect to events subsequent to the date of the financial statements, as are customarily covered (at the time of such registration) in opinions of the Company’ s counsel and in accountants’ letters delivered to the underwriters in underwritten public offerings of securities;

(l) use its commercially reasonable efforts to cause the securities covered by such registration statement to be listed on the securities exchange or quoted on the quotation system on which the Common Stock is then listed or quoted;

(m) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and make generally available to its security holders, in each case as soon as practicable, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement of the Company which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any comparable successor provisions); and

(n) otherwise cooperate with the Holders, the underwriter(s), if any, the Commission and other regulatory agencies and take all reasonable actions and execute and deliver or cause to be executed and delivered all documents reasonably necessary to effect the registration of any securities under this Agreement.

5. Expenses. All reasonable expenses incurred by the Company, the Holders in effecting the registrations (regardless of whether a Shelf Registration becomes effective) provided for in Section 2 and Section 3, including, without limitation, all registration, application, listing, qualification and filing fees, printing, messenger, telephone and delivery expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of one counsel for the Holders, underwriting expenses (other than fees, commissions or discounts of selling Holders) including any incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities which are customarily borne by the Company, expenses of any audits incident to or required by any such registration, expenses of complying with the securities or blue sky laws of any jurisdiction pursuant to Section 4(d) hereof including the preparation of a blue sky memorandum and legal investment survey and all internal expenses of the Company including all salaries and expenses of officers and employees performing legal, accounting or other duties (all of such expenses referred to as “Registration Expenses”), shall be paid by the Company.

6. Indemnification.

(a) The Company shall indemnify and hold harmless each selling Holder of Registrable Securities, each underwriter (as defined in the Securities Act), and each other Person who participates in the offering of such securities and each other Person, if any, who controls (within the meaning of the Securities Act or the Exchange Act) such seller, underwriter or participating Person (individually and collectively, the “Indemnified Persons”) against any losses, claims, damages, liabilities and expenses (collectively, the

“liability”), to which such Indemnified Persons may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. Except as otherwise provided in Section 6(e), the Company shall reimburse each such Indemnified Person in connection with investigating or defending any such liability as and when the same are incurred; provided, however, that the Company shall not be liable to any Indemnified Person in any such case to the extent that such liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary or final prospectus, or amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person specifically for use therein. The foregoing indemnity agreement is in addition to any liability which the Company may otherwise have to any Indemnified Person.

(b) Each selling Holder of any securities included in such registration being effected shall, severally and not jointly, indemnify and hold harmless each other selling Holder of any securities, the Company, its directors and officers, each underwriter and each other Person, if any, who controls any such selling Holder, the Company or such underwriter (individually and collectively, the “Indemnified Persons”), against any liability, severally and not jointly, to which any such Indemnified Person may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or actions in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which securities were registered under the Securities Act at the request of such selling Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission by such selling Holder to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of (i) and (ii) to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by such selling Holder specifically for use therein. Such selling Holder shall reimburse any Indemnified Person for expenses (including, without limitation, legal fees) incurred in investigating or defending any such liability; provided, however, that such selling Holder’s obligations hereunder shall be limited to an amount equal to the proceeds received by such selling Holder for the securities sold in such registration.

(c) Indemnification similar to that specified in Section 6(a) and Section 6(b) shall be given by the Company and each selling Holder (with such modifications as may be appropriate) with respect to any required registration or other qualification of their securities under any federal or state law or regulation of governmental authority other than the Securities Act.

(d) Promptly after receipt by an indemnified party under this Section 6 of notice of any claim or the commencement of any action (including any governmental investigation), the indemnified party shall notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 6 except to the extent it has been materially prejudiced by such failure and, provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 6. The indemnifying party, upon request of the indemnified party, shall, and the indemnifying party may elect to, retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the Holders shall have the right to employ one separate firm (for each action or group of related actions) to represent jointly the Holders and, if applicable, their officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Holders against the Company under this Section 6 if, in the reasonable judgment of the Majority of Holders seeking indemnification, it is advisable for the Holders and, if applicable, such officers, employees and controlling persons to be jointly represented by separate counsel because of the possible availability to them of separate or further defenses, and in that event the fees and expenses of such separate counsel shall be paid by the Company. No indemnifying party shall:

(i) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld) settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding, or

(ii) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss of liability by reason of such settlement or judgment.

(e) If the indemnification provided for in this Section 6 for any reason is held by a court of competent jurisdiction to be unavailable to an Indemnified Person in respect of any losses, claims, damages, expenses or liabilities referred to therein, then each indemnifying party under this Section 6, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, the selling Holders and the underwriters from the offering of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above, but also the relative fault of the Company, the other selling Holders and the underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, the selling Holders and the underwriters shall be deemed to be in the same respective proportions as the net proceeds from the offering (before deducting expenses) received by the Company and the selling Holders and the underwriting discount received by the underwriters, in each case as set forth in the applicable prospectus, bear to the aggregate public offering price of the Registrable Securities. The relative fault of the Company, the selling Holders and the underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the selling Holders or the underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct such statement or omission.

The Company, the selling Holders and the underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata or per capita allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event, however, shall a selling Holder be required to contribute any amount under this Section 6(d) in excess of the lesser of (i) that proportion of the total of such losses, claims, damages, liabilities or expenses indemnified against equal to the proportion of the total Registrable Securities sold under such registration statement which are being sold by such selling Holder or (ii) the net proceeds received by such selling Holder from its sale of Registrable Securities under such registration statement. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.

7. Compliance with Rule 144. The Company shall use its commercially reasonable efforts to take all action as may be required as a condition to the availability of Rule 144 under the Securities Act (or any comparable successor rules). The Company shall furnish to any Holder of Registrable Securities upon request a written statement executed by the Company as to the steps it has taken to comply with the current public information requirement of Rule 144 (or such comparable successor rules).

8. Amendments. The provisions of this Agreement may be amended, and the Company may take any action herein prohibited or omit to perform any act herein required to be performed by it, only with the written consent of the Company and a Majority Interest of the Holders.

9. Transferability of Registration Rights. The registration rights set forth in this Agreement are transferable to each transferee of Registrable Securities, which such transferees may include any trust, limited partnership or other estate planning vehicle, the primary beneficiaries or equity holders of which are the transferring holder and/or one or more of a spouse, parent, sibling, child or grandchild of such holder or any charitable trust or foundation. Each subsequent holder of Registrable Securities must consent in writing to be bound by the terms and conditions of this Agreement in order to acquire the rights granted pursuant to this Agreement.

10. Rights Which May Be Granted to Subsequent Holders; No Conflicts. Other than transferees of Registrable Securities under Section 9 hereof, the Company shall not, without the prior written consent of a Majority Interest of the Holders, (i) allow subsequent purchasers of the Company’s securities to become a party to this Agreement or (ii) enter into any agreement which conflicts with the provisions of this Agreement. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights previously granted to the holders of the Company’s other issued and outstanding securities under any such agreements (which has not expired or been terminated).

11. Damages. The Company recognizes and agrees that each holder of Registrable Securities will not have an adequate remedy if the Company fails to comply with the terms and provisions of this Agreement and that damages will not be readily ascertainable, and the Company expressly agrees that, in the event of such failure, it shall not oppose an application by any holder of Registrable Securities or any other Person entitled to the benefits of this Agreement requiring specific performance of any and all provisions hereof or enjoining the Company from continuing to commit any such breach of this Agreement.

12. Conditions to Effectiveness. The effectiveness of this Agreement is subject to the occurrence of the Closing Date and no parties hereto shall have any obligations hereunder unless and until the Closing has occurred. This Agreement shall immediately and automatically become null and void in the event the Merger Agreement shall be terminated, prior to the Effective Time, in accordance with its terms.

13. Miscellaneous.

(a) All notices, requests, demands and other communications provided for hereunder shall be in writing and mailed (by first class registered or certified mail, postage prepaid), telegraphed, sent by express overnight courier service or electronic facsimile transmission (with a copy by mail), or delivered to the applicable party at the addresses indicated below:

If to the Company:	Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, MA 02109
Facsimile: (617) 912-4551
Attention: Walter M. Pressey

with a copy to:	Goodwin Procter LLP
Exchange Place
Boston, MA 02109-2881
Facsimile: (617) 523-1231
Attention: William P. Mayer, Esq.
Kathryn I. Murtagh, Esq.

If to the Holders:	[the address and facsimile number listed
beside each Holder’s name on the
signature pages attached hereto]

with a copy to:	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile: (212) 403-2000
Attention: Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.

If to any other holder of Registrable Securities:

At such Person’s address for notice as set forth in the books and records of the Company.

or, as to each of the foregoing, at such other address as shall be designated by such Person in a written notice to other parties complying as to delivery with the terms of this subsection (a). All such notices, requests, demands and other communications shall, when mailed, telegraphed or sent, respectively, be effective (i) two days after being deposited in the mails or (ii) one day after being delivered to the telegraph company, deposited with the express overnight courier service or sent by electronic facsimile transmission, respectively, addressed as aforesaid.

(b) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without giving effect to conflict of laws principles thereof, subject to the application of any mandatory provisions of federal law.

(c) This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

(e) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto, including without limitation and without the need for an express assignment or any consent of the Company, subsequent holders of Restricted Securities subject only to the requirements set forth Section 9 for such subsequent holders.

(f) This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

COMPANY:	BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

	By:	/s/ WALTER M. PRESSEY
	Name:	Walter M. Pressey
	Title:	President

HOLDERS:	Steven D. Hayworth

Address:

Facsimile:
/s/ STEVEN D. HAYWORTH

David S. Kirkland

Address:

Facsimile:
/s/ DAVID S. KIRKLAND

Bessemer Trust Company as Trustee for David Kirkland

Address:

Facsimile:
/s/ DAVID S. KIRKLAND

[Signature Page to Registration Rights Agreement]

Terry Allen Kramer Trust dated 4/5/65

Address:

Facsimile:
/s/ TERRY ALLEN KRAMER

Terry Allen Kramer & Irwin H. Kramer, JTWROS

Address:

Facsimile:
/s/ TERRY ALLEN KRAMER

James T. Dyke, Sub-Trust

Address:

Facsimile:
/s/ JAMES T. DYKE

[Signature Page to Registration Rights Agreement]

Annex D

FLORIDA BUSINESS CORPORATION ACT, CHAPTER 607 – APPRAISAL RIGHTS

§ 607.1301. Appraisal rights; definitions

The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

§ 607.1302. Right of shareholders to appraisal

(1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $ 10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

§ 607.1303. Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§ 607.1320. Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

§ 607.1321. Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

§ 607.1322. Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

§ 607.1323. Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

§ 607.1324. Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

§ 607.1326. Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

§ 607.1330. Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

§ 607.1331. Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§ 607.1332. Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

§ 607.1333. Limitation on corporate payment

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

Annex E

                    , 2005

Board of Directors

Gibraltar Financial Corporation

220 Alhambra Circle

Fifth Floor

Coral Gables, FL 33134

Ladies and Gentlemen:

Gibraltar Financial Corporation (“Gibraltar”) and Boston Private Financial Holdings, Inc. (“Boston Private”) have entered into an Agreement and Plan of Merger, dated as of April 18, 2005 (collectively, the “Agreement”), pursuant to which Gibraltar will be merged with and into Boston Private (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Gibraltar common stock issued and outstanding immediately prior to the Merger, other than certain shares specified in the Agreement (the “Gibraltar Shares”), will be converted into the right to receive, at the election of the holder thereof, either (a) that number of shares of Boston Private common stock obtained by dividing the Deal Value Per Share by the Measurement Price, or (b) that amount of cash, without interest, as is equal to the Deal Value Per Share (collectively, the “Merger Consideration”), subject to the election and allocation procedures set forth in the Agreement which provide generally, among other things, that, unless an adjustment is necessary to preserve the Merger’s status as a tax-free reorganization for federal income tax purposes, Boston Private will issue shares in the Merger equal to the Aggregate Buyer Share Amount and will pay aggregate in cash in the Merger equal to the Aggregate Cash Amount. Cash will be paid in lieu of fractional shares in an amount determined by taking the product of the relevant fraction and the Measurement Price. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Gibraltar Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Gibraltar and Gibraltar Bank, a wholly owned subsidiary of Gibraltar, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Boston Private that we deemed relevant; (iv) an internal budget for Gibraltar for the years ending December 31, 2005 through 2008 furnished by and reviewed with senior management of Gibraltar; (v) an internal budget for Boston Private for the years ending December 31, 2005 through 2008 furnished by and reviewed with senior management of Boston Private; (vi) the pro forma financial impact of the Merger on Boston Private, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Boston Private; (vii) the publicly reported historical price and trading activity for Boston Private’s, including a comparison of certain financial and stock market information for Boston Private with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking and savings institutions industries; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Gibraltar the business, financial condition, results of operations and prospects of Gibraltar and held similar discussions with certain members of the senior management of Boston Private regarding the business, financial condition, results of operations and prospects of Boston Private.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Gibraltar or Boston

Private or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the senior management of each of Gibraltar and Boston Private that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Gibraltar or Boston Private or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Gibraltar or Boston Private nor have we reviewed any individual credit files relating to Gibraltar or Boston Private. We have assumed, with your consent, that the respective allowances for loan losses for both Gibraltar and Boston Private are adequate to cover such losses.

With respect to the internal budgets for Gibraltar and Boston Private used by Sandler O’Neill in its analyses, the senior managements of Gibraltar and Boston Private confirmed to us that those projections and estimates reflected the best currently available estimates and judgments of the future financial performances of Gibraltar and Boston Private, respectively. With respect to the projections of transaction costs, estimates of purchase accounting adjustments and expected cost savings used by Sandler O’Neill in its analyses, the senior management of Boston Private confirmed to us that those projections reflected their best currently available estimates and judgments. We assumed that the financial performances reflected in all budgets, projections and estimates used by us in our analyses would be achieved. We express no opinion as to such budgets, financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Gibraltar or Boston Private since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Gibraltar and Boston Private will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Gibraltar has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Boston Private’s common stock will be when issued to Gibraltar’s shareholders pursuant to the Agreement or the prices at which Boston Private’s common stock may trade at any time.

We have acted as Gibraltar’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. In the past, we have also provided certain other investment banking services to Gibraltar and have received compensation for such services. We have also received a fee for rendering this opinion. Gibraltar has also agreed to indemnify us against certain liabilities arising out of our engagement. As we have previously advised you, we have in the past provided certain investment banking services to Boston Private and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Gibraltar and Boston Private and their affiliates. We may also actively trade the equity securities of Boston Private and/or its affiliates and the debt securities of Gibraltar and/or Boston Private for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Gibraltar in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Gibraltar as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Agreement or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Gibraltar Shares and does not address the underlying business decision of Gibraltar to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Gibraltar or the effect of any other transaction in which Gibraltar might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the proxy statement/prospectus of Boston Private and Gibraltar relating to the Merger and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Gibraltar Shares is fair to such shareholders from a financial point of view.

Very truly yours,

PROXY STATEMENT and PROSPECTUS

June         , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Boston Private is a Massachusetts corporation. Reference is made to Chapter 156D of the Massachusetts Business Corporation Act (the “MBCA”), which enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Sections 61 and 62 of the MBCA (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (4) for any transaction from which a director derived an improper personal benefit. Boston Private has adopted such provisions in Section 6.3 of Article 6 of its articles of organization.

Reference also is made to Chapter 156D, Section 67 of the MBCA, which provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, a by-law adopted by the shareholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Section 6.3 of Article 6 of Boston Private’s articles of organization provides for indemnification to the full extent permitted under Section 67.

Boston Private and its directors and officers currently carry liability insurance.

Item 21. Exhibits And Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Boston Private Financial Holdings, Inc. and Gibraltar Financial Corporation, dated April 18, 2005 (attached as Annex A to the proxy statement and prospectus and incorporated herein by reference)

3.1	Restated Articles of Organization of Boston Private Financial Holdings, Inc. filed May 23, 1994 (incorporated by reference to Exhibit 3.1 to Boston Private Financial Holdings, Inc.’s Quarterly Report on Form 10-Q filed on August 14, 2001)

3.2	Articles of Amendment of Boston Private Financial Holdings, Inc. filed on November 19, 2001 (incorporated by reference to Exhibit 4.3 to Boston Private Financial Holdings, Inc.’s Registration Statement on Form S-8 filed on November 28, 2001)

Exhibit No.	Description
3.3	By-laws of Boston Private Financial Holdings, Inc., as amended (incorporated by reference to Exhibit 3.5 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 7, 2003)

*5.1	Opinion of Goodwin Procter LLP

†8.1	Tax Opinion of Goodwin Procter LLP

†8.2	Tax Opinion of Wachtell, Lipton, Rosen & Katz

10.1	Voting Agreement by and among Boston Private Financial Holdings, Inc. and each of the directors and/or officers who are signatories thereto, dated August 18, 2005 (attached as Annex B to the proxy statement and prospectus and incorporated herein by reference)

10.2	Registration Rights Agreement by and among Boston Private Financial Holdings, Inc. and each of the directors and/or officers who are signatories thereto, dated April 18, 2005 (attached as Annex C to the proxy statement and prospectus and incorporated herein by reference)

11.1	Statement regarding computation of per share earnings (incorporated by reference to the “Notes to Consolidated Financial Statements” in Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 15, 2005)

13.1	Consolidated Financial Information of Boston Private Financial Holdings, Inc.’s 2004 Annual Report to Shareholders (incorporated by reference to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed March 15, 2005)

21.1	Subsidiaries of Boston Private Financial Holdings, Inc. (incorporated by reference to Exhibit 21.1 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 15, 2005)

*23.1	Consent of KPMG LLP

*23.2	Consent of Hacker, Johnson & Smith, PA

*23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto)

†23.4	Consent of Wachtell, Lipton, Rosen & Katz

24.1	Power of Attorney (contained in signature page)

99.1	Opinion of Sandler O’Neil & Partners, L.P. (attached as Annex E to the proxy statement and prospectus and incorporated herein by reference)

*99.2	Form of Consent of Sandler O’Neil & Partners, L.P.

†99.3	Form of Gibraltar Financial Proxy Card

†99.4	Form of Election and instructions for completing Form of Election

†99.5	Form of Notice of Guaranteed Delivery

*	Filed herewith.
†	To be filed by amendment.

(b) Not applicable.

(c) The opinion of Sandler O’Neill & Partners, L.P. included as Annex E to the proxy statement and prospectus which is a part of this registration statement.

Item 22. Undertakings

(a) The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(3) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts, on the 10th day of June, 2005.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ TIMOTHY L. VAILL
Timothy L. Vaill Chairman of the Board and Chief Executive Officer

By:	/s/ ROBERT J. WHELAN
Robert J. Whelan Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Boston Private Financial Holdings, Inc., hereby severally constitute Timothy L. Vaill and Robert J. Whelan and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below and in such other capacities as the undersigned may from time to time serve in the future, the registration statement filed herewith and any and all amendments (including post-effective amendments) to said registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and generally to do all such things in our names and in our capacities as officers and directors to enable Boston Private Financial Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ TIMOTHY L. VAILL Timothy L. Vaill	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	June 10, 2005

/S/ WALTER M. PRESSEY Walter M. Pressey	Director, President	June 10, 2005

/S/ EUGENE S. COLANGELO Eugene S. Colangelo	Director	June 10, 2005

/S/ DR. ALLEN L. SINAI Dr. Allen L. Sinai	Director	June 10, 2005

/S/ PETER C. BENNETT Peter C. Bennett	Director	June 10, 2005

Signature	Title	Date
/S/ HERBERT S. ALEXANDER Herbert S. Alexander	Director	June 10, 2005

/S/ LYNN THOMPSON HOFFMAN Lynn Thompson Hoffman	Director	June 10, 2005

/S/ KATHLEEN M. GRAVELINE Kathleen M. Graveline	Director	June 10, 2005

/S/ RICHARD I. MORRIS, JR. Richard I. Morris, Jr.	Director	June 10, 2005

/S/ WILLIAM J. SHEA William J. Shea	Director	June 10, 2005

/S/ STEPHEN M. WATERS Stephen M. Waters	Director	June 10, 2005

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Boston Private Financial Holdings, Inc. and Gibraltar Financial Corporation, dated April 18, 2005 (attached as Annex A to the proxy statement and prospectus and incorporated herein by reference)

3.1	Restated Articles of Organization of Boston Private Financial Holdings, Inc. filed May 23, 1994 (incorporated by reference to Exhibit 3.1 to Boston Private Financial Holdings, Inc.’s Quarterly Report on Form 10-Q filed on August 14, 2001)

3.2	Articles of Amendment of Boston Private Financial Holdings, Inc. filed on November 19, 2001 (incorporated by reference to Exhibit 4.3 to Boston Private Financial Holdings, Inc.’s Registration Statement on Form S-8 filed on November 28, 2001)

3.3	By-laws of Boston Private Financial Holdings, Inc., as amended (incorporated by reference to Exhibit 3.5 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 7, 2003)

*5.1	Opinion of Goodwin Procter LLP

†8.1	Tax Opinion of Goodwin Procter LLP

†8.2	Tax Opinion of Wachtell, Lipton, Rosen & Katz LLP

10.1	Voting Agreement by and among Boston Private Financial Holdings, Inc. and each of the directors and/or officers who are signatories thereto, dated April 18, 2005 (attached as Annex B to the proxy statement and prospectus and incorporated herein by reference)

10.2	Registration Rights Agreement by and among Boston Private Financial Holdings, Inc. and each of the directors and/or officers who are signatories thereto, dated April 18, 2005 (attached as Annex C to the proxy statement and prospectus and incorporated herein by reference)

11.1	Statement regarding computation of per share earnings (incorporated by reference to the “Notes to Consolidated Financial Statements” in Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 15, 2005)

13.1	Consolidated Financial Information of Boston Private Financial Holdings, Inc.’s 2004 Annual Report to Shareholders (incorporated by reference to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed March 15, 2005)

21.1	Subsidiaries of Boston Private Financial Holdings, Inc. (incorporated by reference to Exhibit 21.1 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 15, 2005)

*23.1	Consent of KPMG LLP

*23.2	Consent of Hacker, Johnson & Smith, PA

*23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto)

†23.4	Consent of Wachtell, Lipton, Rosen & Katz LLP

24.1	Power of Attorney (contained in signature page)

99.1	Opinion of Sandler O’Neill & Partners, L.P. (attached as Annex E to the proxy statement and prospectus and incorporated herein by reference)

Exhibit No.	Description

*99.2	Form of Consent of Sandler O’Neill & Partners, L.P.

†99.3	Form of Gibraltar Financial Proxy Card

†99.4	Form of Election and instructions for completing Form of Election

†99.5	Form of Notice of Guaranteed Delivery

*	Filed herewith.
†	To be filed by amendment.